

2010

CYTEC

Annual Report

Cytec Industries Inc.



Profile

CYTEC INDUSTRIES INC.

Cytec's vision is to deliver specialty chemicals and materials technologies beyond our customers' imagination. Our focus on innovation, advanced technology and application expertise enables us to develop, manufacture and sell products that change the way our customers do business. Our pioneering products perform specific and important functions for our customers, enabling them to offer innovative solutions to the industries that they serve. Our products serve a diverse range of end markets including aerospace composites, structural adhesives, automotive and industrial coatings, electronics, inks, mining and plastics.

Our Mission

Cytec's mission is to enhance shareholder value based on our vision and values. This in turn will lead to double-digit percentage growth in earnings per share, and a superior return on equity.

Our Vision

Delivering technology beyond our customers' imagination

As a result, we will:

- Achieve sustainable and profitable growth
- Provide a culture that challenges, engages and rewards our employees
- Be universally recognized as the technology leader in our markets
- Positively impact society

Our Values

Safety, Health and Environment

We make safety, health and protecting the environment our first priority. We are committed to the safety of our employees, customers, all those who interface with our products and processes, and the communities in which we conduct business.

Ethics

We are fair, honest and consistent in our business and personal practices.

Respect for Employees

We value and respect all of our employees for their diversity, experience and unique ability to contribute to a growing, lasting and winning experience.

Value Creation

We create value for our customers through innovation and operational excellence, which brings enterprise success and value to our employees and shareholders.



CYTEC INDUSTRIES INC.
5 GARRET MOUNTAIN PLAZA
WOODLAND PARK, NJ 07424

Notice of Annual Meeting
of Common Stockholders to be held
April 21, 2011

March 11, 2011

To Our Stockholders:

We will hold our Annual Meeting of Common Stockholders at the Marriott at Glenpointe Hotel, Teaneck, New Jersey on Thursday, April 21, 2011, at 1:00 p.m. The purpose of the meeting is (i) to elect three directors; (ii) to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2011; (iii) to approve an amendment to our Amended and Restated 1993 Stock Award and Incentive Plan; (iv) to approve, by non-binding vote, the compensation of our named executive officers; (v) to recommend, by non-binding vote, the frequency of executive compensation votes; and (vi) to transact any other business that properly comes before the meeting.

You must have been a holder of our common stock at the close of business on February 25, 2011, to be entitled to notice of and to vote at the meeting or at any postponement or adjournment.

Because stockholders cannot take any action at the meeting unless a majority of the outstanding shares of common stock is represented, it is important that you attend the meeting in person or are represented by proxy at the meeting.

If you cannot attend the meeting, please promptly submit your proxy by telephone, Internet or by signing and dating the enclosed proxy card and mailing it in the enclosed envelope, which requires no postage if mailed in the United States.

By Order of the Board of Directors,

R. Smith
Secretary



CYTEC INDUSTRIES INC.
5 GARRET MOUNTAIN PLAZA
WOODLAND PARK, NJ 07424

Proxy Statement for
Annual Meeting of Common Stockholders
to be held April 21, 2011

March 11, 2011

This proxy statement contains information relating to our Annual Meeting of Common Stockholders, which will be held on Thursday, April 21, 2011, beginning at 1:00 p.m., at the Marriott at Glenpointe Hotel, Teaneck, New Jersey 07666, and at any postponement or adjournment of that meeting. We are first sending this Proxy Statement and the enclosed form of proxy to stockholders on or about March 11, 2011. For purposes of this Proxy Statement, unless the context indicates otherwise, the use of the words "we," "us," "our," "Company" and "Cytec" shall refer to Cytec Industries Inc.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 21, 2011: The Proxy Statement is available at www.proxyvote.com.

ABOUT THE MEETING AND THIS PROXY STATEMENT

What is the purpose of the meeting?

At the annual meeting, stockholders will vote (i) to elect three directors; (ii) to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2011; (iii) to approve an amendment to our Amended and Restated 1993 Stock Award and Incentive Plan; (iv) to approve, by non-binding vote, the compensation of our named executive officers; and (v) to recommend, by non-binding vote, the frequency of future advisory votes on executive compensation. In addition, our management will be present to report on our Company and respond to questions from stockholders.

Why am I being asked to review materials on-line?

Under rules adopted by the U.S. Securities and Exchange Commission, we are now furnishing proxy materials to our stockholders on the Internet, rather than mailing printed copies of those materials to each stockholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you requested one. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. We anticipate that the Notice of Internet Availability of Proxy Materials will be mailed to stockholders on or about March 11, 2011.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, February 25, 2011, are entitled to receive notice of the annual meeting and to vote the shares of our common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share entitles its holder to cast one vote on each matter to be voted upon.

Who may attend the meeting?

All stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the meeting to obtain an admission ticket.

What is a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of our shares of common stock outstanding on the record date will constitute a quorum. A quorum is necessary for business to be conducted at the meeting. As of the record date, 49,454,268 shares of our common stock were outstanding. Proxies received, but marked as abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present at the meeting.

How do I vote?

The accompanying proxy is solicited by our Board of Directors. You may vote by Internet or telephone by following the instructions on the enclosed proxy card or you may complete and properly sign the accompanying proxy card and return it to us. If voted by any of these methods, your vote will be cast as you direct. Do not return the proxy card if you vote by Internet or telephone. Even if you plan to attend the meeting, it is desirable that you vote in advance of the meeting.

May I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised by filing with our Secretary either a notice of revocation or a duly executed proxy card bearing a later date. A vote by Internet or telephone may be revoked by executing a later-dated proxy card, by subsequently voting by Internet or telephone, or by attending the annual meeting and voting in person.

How do I vote my Savings Plan shares?

If you participate in our Employee Savings and Profit Sharing Plan, Employee Savings Plan or Employee Stock Purchase Plan, shares of our common stock equivalent to the value of the common stock interest credited to your account under the respective plan will be voted automatically by the trustee in accordance with your proxy, if the proxy is received by April 18, 2011. Otherwise, the share equivalents credited to your account will be voted by the trustee in the same proportion that it votes share equivalents for which it receives timely instructions from all participants in the respective plan.

What are Our Board's recommendations?

Our Board of Directors recommends that you vote (i) to elect the nominated slate of directors; (ii) to ratify the appointment of KPMG LLP to audit our 2011 consolidated financial statements; (iii) to approve an amendment to our Amended and Restated 1993 Stock Award and Incentive Plan; (iv) to approve, by non-binding vote, the compensation of our named executive officers; and (v) to recommend, by non-binding vote, annual future advisory votes on executive compensation. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with this recommendation. The proxy holders will vote in accordance with their own discretion with respect to any other matter that properly comes before the meeting.

CORPORATE GOVERNANCE

Our Board of Directors seeks to ensure that our business is managed in the best long-term interests of our stockholders. Our business is conducted by our employees under the direction of our Chief Executive Officer ("CEO") and our other officers and managers. Our Board of Directors provides oversight to the CEO and other officers and managers as it reviews and approves our major business and financial strategies. Our Board also approves significant capital projects and commitments, acquisitions, divestitures and long-term financings. Our Board is responsible for hiring and assessing the performance of the CEO and determining his compensation and, through the Compensation and Management Development Committee, the compensation of our other officers. Our Board regularly reviews succession planning strategy and plans for the CEO and other senior officers. Our Board believes that it is critical that we operate in compliance with all applicable laws and to the highest ethical standard. Our Board believes that the long-term interests of our stockholders are advanced by appropriately addressing concerns of other stakeholders affected by our actions, including our employees and the communities in which we operate.

A summary of certain important corporate governance practices follows:

Director Independence

A majority of our directors must be independent directors under the New York Stock Exchange ("NYSE") Listed Company Rules. The NYSE Rules provide that no director can qualify as independent unless the Board affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, material stockholder or officer of an organization that has a relationship with us). In addition to the NYSE Rules regarding independence, our Board has adopted the following standards in determining whether a director has a material relationship with us:

- the individual may not have been an employee of ours or any of our affiliates within the preceding five years;
- the individual may not have within the previous five years been affiliated with or employed by an entity that has served as our auditor within the last five years;
- the individual may not have been part of an interlocking directorate in which one of our executive officers serves on the compensation committee of another corporation that employs such person;
- no immediate family member of the individual may fall within any of the preceding three categories; and
- the individual may not have received any compensation from us within the past year other than for serving as a director.

Based on these independence standards and all of the relevant facts and circumstances, our Board determined that all of our directors are independent with the exception of Shane Fleming, our Chairman, President and CEO.

Standards and Qualifications for Directors

Our Board has established the following standards for individuals to serve on our Board of Directors:

- Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the stockholders;
- Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively;
- Directors are required to inform our Chairman of the Board of any significant change in their personal circumstances, including a change in their principal job responsibilities or acceptance of another directorship; and
- Directors are not eligible for re-election as a director on or after their 72nd birthday unless the other directors meeting in executive session approve an exception.

Our Governance Committee also considers the diversity of skills and experiences a new nominee would bring to the Board. The Committee believes it is desirable that each of the following backgrounds be represented by at least one independent director: an audit committee financial expert; a CEO or former CEO; experience in the chemical or other manufacturing industries; experience in safety, health and environmental issues, experience in technology issues; experience in industrial marketing issues; experience in global business operations; and experience in legal, regulatory and governmental affairs. The Governance Committee assesses the overall composition of the Board of Directors on an annual basis against these criteria to determine whether any new directors should be recruited, and if so, the particular skills and experiences that might be desirable. The primary consideration in determining whether an existing director should be nominated for an additional term is whether that individual has been making an effective contribution to the Board of Directors during the preceding year. Based on their contributions to the effectiveness of the Board during the preceding year, the Governance

Committee and the Board concluded that each of the directors whose term is expiring at the 2011 annual meeting of stockholders should be nominated to serve for an additional term.

Our Governance Committee typically uses the services of an executive search firm to help it to identify, evaluate and attract the best candidates for nomination as a director. Our Governance Committee will consider nominees recommended by stockholders who submit such recommendations in writing to our Secretary and include the candidate's name, biographical data and qualifications. Stockholders recommending nominees must disclose the stockholder's name and address, class and number of shares of our stock that are owned, the length of such ownership and any relationship between the stockholder and the nominee. Stockholders must also comply with such other procedural requirements as we may establish from time to time. The Governance Committee will review possible nominees for director suggested by stockholders generally in the same manner as those suggested by its retained search firm except that it will also consider the background of the stockholder making the recommendation, the stockholder's reasons for suggesting a candidate and the relations between the stockholder and the suggested candidate.

Principles of Corporate Governance/Committee Charters/Codes of Ethics

We have published on our website (www.cytec.com) our Principles of Corporate Governance, the charter of each of the Audit, Compensation and Management Development, Environmental, Health and Safety, Governance and Technology Committees of our Board, as well as our Code of Conduct that applies to our directors and all employees, our Code of Ethics for Financial Executives and our Code of Ethics for Senior Executives. Any waiver of, or amendments to, the codes of ethics for directors or executive officers, including the chief executive officer, the chief financial officer and the principal accounting officer, may be approved only by our Board and any such waivers or amendments will be disclosed promptly by us by posting such waivers or amendments on our website. Additionally, the Audit Committee is informed of any waivers of the Code of Conduct for any of our employees. Copies of each of the Principles of Corporate Governance, the Committee charters and the codes of ethics referred to above are also available free of charge by writing to our Secretary, Cytec Industries Inc., Five Garret Mountain Plaza, Woodland Park, New Jersey 07424.

Board Leadership Structure and Role in Risk Oversight

Shane Fleming has been our Chairman of the Board, President and CEO since January 1, 2009. Anthony G. Fernandes, Director and Chair of the Compensation and Management Development Committee, has been our Lead Director since April 2010. We anticipate he will serve in this role until April 2012 based on our policy of rotating this position every two years among the chairs of the Audit, Compensation and Governance Committees.

Our independent directors generally meet in executive session without our Chairman or management present at each regularly scheduled Board meeting. The Lead Director presides over these meetings to provide continuity and focus for these sessions. The Lead Director is responsible for (i) briefing the Chairman of the Board, as appropriate, following such executive sessions; (ii) presiding at meetings of the Board in the absence or at the request of the Chairman of the Board; (iii) acting as a liaison between the independent directors and the Chairman of the Board including with respect to matters to be covered at Board meetings; and (iv) calling additional meetings of the independent directors as appropriate in the judgment of the Lead Director. The Lead Director is also available, as necessary and appropriate, to communicate with important stockholders and may have such other responsibilities as may be designated by the Board.

The Company believes that combining the roles of Chairman of the Board, President and CEO in one person in combination with a Lead Director is currently the best governance structure for the Company because it promotes unified leadership, timely decision-making and effective management of Company resources, while also providing effective channels for board oversight and feedback from the Board and stockholders.

The Board of Directors reviews management's assessment of material enterprise risks on an annual basis. The assessment covers certain material strategic, operational, financial/economic, political and other risks, the probability and potential impact of the risks as well and mitigating actions in place or planned. In addition, the Board reviews a similar risk assessment specific to any capital or other significant project which requires Board approval.

Stockholder and Interested Party Communications with the Board of Directors

Stockholders and interested parties may communicate directly to our Board of Directors or all of the non-management directors as a group with regard to Cytec. Any such communication may be mailed to the Cytec Compliance Office, Cytec Industries Inc., Five Garret Mountain Plaza, Woodland Park, New Jersey 07424 or submitted in any other manner described on the Compliance Office page of our web site (www.cytec.com). All such communications shall be promptly reviewed by our Compliance Office and sent to the Board of Directors or all of the non-management directors as a group, as appropriate.

OUR BOARD OF DIRECTORS AND BOARD COMMITTEES

Our Board of Directors is divided into three classes, the terms of which expire at the annual meetings in the following years:

2011	2012	2013
Anthony G. Fernandes	Barry C. Johnson	Chris A. Davis
Jerry R. Satrum	Carol P. Lowe	Shane D. Fleming
Raymond P. Sharpe	Thomas W. Rabaut	Louis L. Hoynes, Jr.
		William P. Powell

The Board of Directors held seven meetings during 2010 and each director attended at least seventy-five percent of the Board and respective committee meetings held while she or he was a director. All directors attended the 2010 Annual Meeting of Stockholders.

Committees of the Board

To increase its effectiveness and efficiency, our Board of Directors has established five committees to which it has delegated substantial responsibilities. The duties and responsibilities of our Board Committees are set forth in charters which have been approved by our Board of Directors. The charters may be viewed on our website (www.Cytec.com). Set forth below is certain information about these Committees.

- **Audit Committee.** Our Audit Committee is comprised of Ms. Davis (Chair), Ms. Lowe and Messrs. Powell and Satrum. The Audit Committee is empowered by the Board of Directors to, among other things, assist in the oversight of our: accounting and financial reporting processes and internal controls and the integrity of our financial statements; annual audit and our internal audit function; and compliance with legal and regulatory requirements as they may impact our financial statements. The Audit Committee also has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm (the "auditors").

  Our Board has determined that each of the members of the Audit Committee is financially literate, has a basic understanding of finance and accounting, is able to read and understand fundamental financial statements, and is an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. Our Board has also determined that each member of the Audit Committee is an independent director, based on the NYSE listing rules, the exchange on which our shares of common stock are listed, the Securities and Exchange Commission's additional independence requirements for audit committee members, and our Principles of Corporate Governance.

  The Audit Committee held seven meetings during 2010. The Audit Committee's report on its activities during 2010 appears later in this proxy statement under the caption "Audit Committee Report."

- **Compensation and Management Development Committee.** Our Compensation and Management Development Committee is comprised of Messrs. Fernandes (Chair), Hoynes, Rabaut and Satrum. Each of its members is an independent director based on the independence standards discussed under the heading "Director Independence" and all of the relevant facts and circumstances. The Compensation Committee's purpose is to review and approve compensation arrangements for our officers other than our Chief Executive Officer (the "CEO") and to review and recommend for approval to our Board of Directors the compensation for the CEO. The Compensation Committee also approves the amount of equity awards to be awarded to our non-officers (including assistant officers) ("Non-Officers"). The Compensation Committee may delegate to our CEO the authority to allocate and award equity grants to Non-Officers up to an amount not to exceed the number approved by our Compensation Committee. This Committee also approves compensation plans for our officers, authorizes incentive compensation and equity-based plans, evaluates our CEO's and other officers' performances against established goals and objectives, makes related recommendations, reviews risks arising from the Company's compensation policies and practices, and reviews and, if appropriate, recommends for inclusion in our proxy statement the Compensation Discussion and Analysis section of the Company's proxy statement. This Committee also reviews succession plans for our CEO and other executive management positions. Our Compensation and Management Development Committee held three meetings during 2010.

- **Environmental, Health and Safety Committee.** Our Environmental, Health and Safety Committee is comprised of Ms. Lowe and Mr. Sharpe (Chair). This Committee reviews, monitors and, as it deems appropriate, advises our Board of Directors with respect to our policies and practices in the areas of occupational health and safety and environmental affairs. The Environmental, Health and Safety Committee held two meetings during 2010.

- **Governance Committee.** Our Governance Committee is comprised of Messrs. Fernandes, Hoynes, Johnson, and Powell (Chair). Each of its members is an independent director based on the independence standards discussed under the heading "Director Independence" and all of the relevant facts and circumstances. This Committee was responsible for developing and recommending to the Board our Principles of Corporate Governance and is responsible for periodically reviewing and recommending changes to such principles. This Committee makes recommendations to the Board on candidates for election to our Board. The Committee also recommends committee assignments for directors and periodically reviews and recommends changes in the compensation of our directors. Our Governance Committee held three meetings during 2010.

- **Technology Committee.** Our Technology Committee is comprised of Messrs. Johnson (Chair) and Sharpe. This Committee reviews and makes recommendations to our management regarding the strength and integrity of our research and new product development processes and disciplines and reviews the talent resource plans within our research and development organization. In addition, this Committee advises our Board of Directors on the Company's management of scientific and technology matters. The Technology Committee held three meetings during 2010.

AUDIT COMMITTEE REPORT

The Audit Committee's powers and responsibilities, and the qualifications required of each of its members, are set forth in the Audit Committee Charter (the "Charter"). The full text of the Audit Committee Charter may be viewed on the Company's website (www.cytec.com).

Responsibilities. This Committee meets periodically with Cytec's auditors, internal auditors and management, including with each in executive session. Management is solely responsible for the consolidated financial statements and the financial reporting process, including the system of internal controls. Management has represented to this Committee and the Board of Directors that the consolidated financial statements discussed below were prepared in accordance with accounting principles generally accepted in the United States of America appropriate in the circumstances and necessarily include some amounts based on management's estimates and judgments and that an evaluation was carried out under the supervision and with the participation of Cytec's Chief Executive Officer and Chief Financial Officer of the effectiveness of Cytec's internal control over financial reporting as of December 31, 2010. Cytec's auditors, KPMG LLP ("KPMG"), are responsible for expressing an opinion on the conformity of these financial statements, in all material respects, with accounting principles generally accepted in the United States of America and an opinion on the effectiveness of Cytec's internal control over financial reporting.

Independence. This Committee pre-approves all services provided by KPMG and the related fee paid to them including audit and non-audit services, and considers the effect of such services and the related fees on KPMG's independence. Details regarding fees paid to KPMG during the years 2010 and 2009 are set forth in this proxy statement under the caption "Fees Paid to the Auditors." This Committee has concluded that the services provided by KPMG and the compensation therefor are compatible with maintaining KPMG's independence.

Recommendation. This Committee reviewed Cytec's audited consolidated financial statements at, and for the year ended, December 31, 2010, and discussed such consolidated financial statements with management and the auditors, and recommended to the Board of Directors that such consolidated financial statements be included in Cytec's Annual Report on Form 10-K for 2010. This recommendation was based on: this Committee's review of the audited consolidated financial statements; discussion of the consolidated financial statements with management; discussion with KPMG of the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, and as adopted by the Public Company Accounting Oversight Board in Rule 3200T, discussion with KPMG regarding KPMG's independence as well as other matters including the written material disclosed below; receipt from KPMG of the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence; receipt from KPMG of the written disclosures and letter required by Public Company Accounting Oversight Board Auditing Standard No. 5 (*An Audit of Internal Control Over Financial Reporting That is Integrated with an Audit of Financial Statements)*; receipt of the document entitled "KPMG-Our System of Quality Controls" and related addendum; and KPMG's confirmation that it would issue its opinions that (i) the consolidated financial statements present fairly, in all material respects, Cytec's financial position and the results of Cytec's operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America; and (ii) Cytec has maintained effective internal controls over financial reporting as of December 31, 2010, in all material respects.

C.A. Davis, Chairperson
C. P. Lowe
W.P. Powell
J.R. Satrum

February 22, 2011

AGENDA ITEM 1
ELECTION OF DIRECTORS

In accordance with the recommendation of the Governance Committee, our Board of Directors has nominated Anthony G. Fernandes, Jerry R. Satrum and Raymond P. Sharpe for election as directors for three-year terms ending at the 2014 Annual Meeting of Common Stockholders until a successor is duly elected and qualified. Each nominee is currently serving as a director. Each nominee has consented to serve if elected. The nominees' biographies, as well as the biographies of the other directors, are set forth below.

Our Board of Directors recommends a vote for the election of each of these nominees as directors.

If at the time of the meeting any of the nominees is not available to serve as director, an event which our Board does not anticipate, the proxies will be voted for a substitute nominee or nominees designated by or at the direction of our Board, unless our Board has taken prior action to reduce the size of the Board.

Cytec's By-laws require that in order to be elected in an uncontested election, a director nominee must receive a majority of the votes cast with respect to such nominee (i.e., the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee). If a nominee who is currently serving as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our By-laws, each director not elected by our stockholders shall tender his or her resignation to the Board. In that situation, our Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. Such action may include, among other things, reducing the total number of members that sit on our Board within the limitations set forth in our By-laws. The Board would act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind such decision within 90 days from the date that the election results were certified.

Board of Directors Membership

Set forth below is certain information concerning the nominees and our other directors whose terms of office will continue after the meeting.



Chris A. Davis, age 60, has been our director since April 2000. Ms. Davis has been a general partner of Forstmann Little & Co. ("Forstmann") since November 2005 and was previously a Special Limited Partner since August 2001. Ms. Davis was Chairman of McLeodUSA ("McLeodUSA"), a telecommunication services provider, from August 2005 until January 2006 and was Chairman and Chief Executive Officer from April 2002 until August 2005. Prior to this, Ms. Davis was Chief Operating and Financial Officer of McLeodUSA from August 2001 until April 2002. Prior to her positions at McLeodUSA, Ms. Davis was Executive Vice President and Chief Financial and Administrative Officer of ONI Systems Corp. from May 2000. From July 1993 through April 2000, Ms. Davis was Executive Vice President and Chief Financial and Administrative Officer and a director of Gulfstream Aerospace Corp. and, upon General Dynamics Corporation's acquisition of Gulfstream in July 1999, a vice president of General Dynamics Corporation. Before joining Gulfstream in 1993, Ms. Davis held numerous financial positions during her 17 year career at General Electric Company. McLeodUSA filed for a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code in October 2005 and emerged from bankruptcy protection in January 2006. Ms. Davis currently serves as a director of Rockwell Collins, Inc. and at times during the past five years also served as a director of Aviall, Inc., Wolverine Tube Inc. and McLeod USA.



Anthony G. Fernandes, age 65, has been our director since July 2002. Mr. Fernandes was Chairman, Chief Executive Officer and President of Philip Services Corporation, an industrial services and integrated metals recovery company, from 1999 to 2002. Prior to joining Philip Services, Mr. Fernandes worked at Atlantic Richfield Company for more than 30 years, including from 1994 to 1999 as Executive Vice President and director. In addition, from 1997 to 1998 he was chairman of ARCO Chemical Co., a publicly traded company owned 80% by Atlantic Richfield. Mr. Fernandes currently serves as a director of ABM Industries Inc., Baker Hughes Corporation, and Black and Veatch, and at times during the past five years, also served as a director of Tower Automotive LLC.



Shane D. Fleming, age 52, became our Chairman of the Board, President and Chief Executive Officer on January 1, 2009. Prior thereto, he was our President and Chief Operating Officer since June 2008. Mr. Fleming joined the Cytec predecessor company in 1983 in the Mining Chemicals group, and over the years held positions of increasing responsibility in the USA, Europe, Australia, and in the Asia Pacific region.



Louis L. Hoynes, Jr., age 75, has been our director since December 1994. Until September 2004, Mr. Hoynes was elected to the Board on an annual basis by the holder of our Series C Preferred Stock. After we redeemed the Series C Preferred Stock in September 2004, Mr. Hoynes' term automatically ended. Our Board then elected Mr. Hoynes to fill a vacancy on our Board. Mr. Hoynes was Executive Vice President and General Counsel of Wyeth until his retirement on July 1, 2003, having served in that capacity since 1990. Prior to that time he was a partner in the law firm of Willkie Farr & Gallagher.



Barry C. Johnson, age 67, has been our director since August 2003. Dr. Johnson is retired Dean, College of Engineering at Villanova University, having served in that position from August 2002 until March 2006. Previously, he served as Chief Technology Officer of Honeywell International Inc. from July 2000 to April 2002. Before that Dr. Johnson served as Corporate Vice President of Motorola, Inc. and Chief Technology Officer for that company's Semiconductor Product Sector. Dr. Johnson currently serves as a director of Rockwell Automation, Inc. and IDEXX Laboratories, Inc.



Carol P. Lowe, age 45, has been our director since October 2007. Ms. Lowe is Vice President of Carlisle Companies Incorporated, a global diversified manufacturing company, and through March 31, 2011, President of Trail King Industries Inc., a recently divested subsidiary of Carlisle. Ms. Lowe served as the Vice President and Chief Financial Officer of Carlisle from 2004 until November 2008 and its Treasurer from 2002 through 2004. Prior to joining Carlisle, Ms. Lowe spent eight years at National Gypsum Company where she held various accounting and treasury positions including Treasurer. Preceding that, she spent seven years with Ernst & Young. Ms. Lowe is a Certified Public Accountant.



William P. Powell, age 55, has been our director since our formation in December 1993. He is a founding member of 535 Partners LLC., a family office. Until March 2008, Mr. Powell was a Managing Director of Williams Street Advisors LLC, a merchant banking firm, having served in that capacity since May 2001. Mr. Powell recently formed 535 Partners LLC, a family office. Prior to Williams Street, he had been Managing Director, Corporate Finance, of UBS Warburg LLC and its predecessor, Dillon, Read & Co. Inc., since January 1991. Mr. Powell currently serves as a director of CONSOL Energy, Inc.



Thomas W. Rabaut, age 62, has been our director since February 2007. Mr. Rabaut currently serves as a senior advisor to the Carlyle Group, a private equity firm. Prior thereto, he was President and Chief Executive Officer of United Defense Industries Inc. and its predecessors from 1994 until June 2005 when it was acquired by BAE Systems PLC. Mr. Rabaut then served as President of the Land & Armaments Group of BAE Systems until his retirement in January 2007. Mr. Rabaut currently serves as a director of Kaman Corporation.



Jerry R. Satrum, age 66, has been our director since May 1996. Before his retirement from Georgia Gulf Corporation in 1998, he served as Georgia Gulf's Chief Executive Officer (1991-1998), President (1989-1997) and Vice President – Finance and Treasurer (from its inception until 1989). At times during the past five years, Mr. Satrum served as a director of Georgia Gulf Corporation.



Raymond P. Sharpe, age 62, has been our director since April 2005. He has been President and CEO of Isola Group, a privately held manufacturer of base materials for printed circuit boards since June 2004. The principal investor in Isola Group is the Texas Pacific Group. For more than ten years prior thereto, he was CEO of the Cookson Electronics Division of Cookson Group PLC., London, UK. Mr. Sharpe served as Director of Cookson Group PLC from 1995 until 2004 and as a Director of SPS Technologies Inc., a manufacturer of aerospace components, from 1994 until 2004.

AGENDA ITEM 2
RATIFICATION OF THE APPOINTMENT
OF THE AUDITORS

RESOLVED, that the appointment by our Audit Committee of the firm of KPMG to audit our 2011 consolidated financial statements is hereby ratified.

Our Audit Committee has selected KPMG as the auditors to perform the audit of our financial statements for 2011. KPMG has audited our consolidated financial statements since our inception in 1993. KPMG has offices or affiliates at or near most of the locations where we operate. KPMG is an independent registered public accounting firm.

Before making its recommendation for appointment, the Audit Committee carefully considered KPMG's qualifications. This consideration included a review of KPMG's performance in prior years, its independence, as well as its reputation for integrity and for competence in the fields of accounting and auditing. Our Audit Committee has expressed its satisfaction with KPMG.

Representatives of KPMG will attend the Annual Meeting and may make a statement if they desire to do so. They will also be available to respond to appropriate stockholder questions.

We are asking our stockholders to ratify the appointment of KPMG as our auditors as a matter of good corporate practice because ratification is not legally required. Even if the appointment is ratified, our Audit Committee in its discretion may select different auditors at any time during the year if it determines that such a change would be in the best interests of our Company and our stockholders.

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting is required to ratify the appointment of our auditors. Because abstentions are deemed to be "shares present" at the meeting, they will have the same effect as a vote "against" this matter. If Agenda Item 2 does not pass, the appointment of auditors will be reconsidered by our Audit Committee.

Our Board of Directors unanimously recommends that stockholders vote for the proposal to ratify the Audit Committee's appointment of KPMG as our independent registered public accounting firm for 2011.

FEES PAID TO THE AUDITORS

Pre-Approval Policies and Procedures. Our Audit Committee is required to pre-approve the audit and non-audit services performed by the auditors in order to assure that the provision of such services does not impair the auditors' independence. Our Audit Committee specifically pre-approves all audit fees, audit-related fees, tax service fees and all other fees. Our Audit Committee has delegated authority to the Chair of the Committee to approve any services not exceeding $50,000 not specifically pre-approved by the Committee provided that disclosure of such services and fees is made to the Audit Committee at the next scheduled meeting following such approval. During the years ended December 31, 2010, and 2009, all services provided by the auditors received specific pre-approval.

In connection with the audit of the 2011 financial statements, we entered into an engagement letter with KPMG which sets forth the terms by which KPMG will perform its audit services. Under the terms of this letter, we agreed to arbitrate any disputes and that we are not entitled to punitive damages.

Audit Fees. The aggregate fees billed by KPMG for professional services rendered for the audit of our consolidated financial statements, and related internal control over financial reporting included in Form 10-K, review of the unaudited consolidated financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements, including issuance of consents, for the years ended December 31, 2010, and 2009, were approximately 4.0 million and $4.0 million, respectively.

Audit-Related Fees. There were no audit-related fees in 2010 or 2009.

Tax Fees. The aggregate fees billed by KPMG for tax services, primarily services regarding the preparation of certain of our international legal entities' income tax returns, for the years ended December 31, 2010, and 2009, were approximately $1.0 million and $0.8 million respectively.

All Other Fees. We did not utilize KPMG for any other services during the two years ended December 31, 2010.

As advised in the Audit Committee Report, our Audit Committee considered whether, and concluded that, provision of these services is compatible with maintaining KPMG's independence.

AGENDA ITEM 3
AMENDMENT TO
OUR AMENDED AND RESTATED 1993
STOCK AWARD AND INCENTIVE PLAN

RESOLVED: that the adoption by the Board of Directors of an Amendment to the Amended and Restated 1993 Stock Award and Incentive Plan is hereby ratified and approved.

At its meeting held January 27, 2011, acting on the recommendation of the Compensation and Management Development Committee (the "Compensation Committee"), the Board of Directors approved amendments to the 1993 Stock Award and Incentive Plan (as previously amended, the "1993 Plan") and the Amended and Restated 1993 Stock Award and Incentive Plan (the "Amended Plan") which incorporates those amendments. The Amended Plan does not authorize an increase in the number of shares available for issuance.

The principal amendments to the Amended Plan are as follows:

(1) Seven additional Performance Measures, "Free Cash Flow," "Net Working Capital," "Total Shareholder Return," "New Product Introduction," "Vitality Index," "Quality Index" and "Patent Index" will be added as metrics that may be used to establish performance goals for awards under the Amended Plan so that such awards may qualify as performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

(2) The definition of the Performance Measure "Return on Invested Capital" was revised to conform with how this term is widely used in the financial markets.

(3) A new provision has been added to the Plan providing the Compensation Committee with the ability to adjust, modify or amend a Performance Measure, either in establishing the measure or in determining the degree to which any Performance Measure has been achieved, to the extent consistent with the principles set forth in Section 162(m) of the Code and the regulations promulgated thereunder. If approved, this provision would provide the Committee with the discretion to decrease, but not increase the amount of compensation that an executive officer may earn under the terms of an award.

(4) The Change of Control provision will be modified so that it does not apply to any Awards made as part of the annual target bonus under the incentive compensation plan.

A description of the Amended Plan is set forth below under the caption "Description of Amended Plan."

Reasons for the Amendments

The Company is seeking stockholder approval of the Amended Plan so that the Compensation Committee may make incentive compensation awards based on performance measures that the Compensation Committee believes are most appropriate to incentivize actions in the best interests of the Company and its stockholders under the Amended Plan and that any such awards to certain executive officers will qualify as a tax deductible expense under US law. Section 162(m) of the Code contains special rules regarding the federal income tax deductibility of compensation paid to the Company's principal executive officer and to certain other covered employees. The general rule is that annual compensation paid to any covered executive will be deductible only to extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as "performance-based compensation" by complying with certain conditions imposed by the Code Section 162(m) rules and if the material terms of such compensation are disclosed to and approved by the stockholders. The 1993 Plan was structured, and the Amended Plan continues to be structured, with the intention that the Compensation Committee will have the discretion to make awards that would qualify as "performance-based compensation" and be fully deductible in accordance with the stockholder approval requirements of Code Section 162(m).

Because the Compensation Committee either now uses or intends to use the following Performance Measures: "Free Cash Flow," "Net Working Capital," "Total Shareholder Return," "New Product Introduction," "Vitality Index," "Quality Index" and "Patent Index," we are seeking to add these Performance Measures to the

Amended Plan. The Patent Index, Vitality Index and Quality Index Performance Measures relate to the percent of our revenues from products under patent, the percent of our revenues from products introduced in the recent past and the degree to which gross profit margin is higher on products introduced in the recent past than those not recently introduced, respectively. The entire list of Performance Measures that may be used by the Compensation Committee is set forth in Exhibit A to this Proxy Statement. The Performance Measures currently used by the Compensation Committee are explained more fully under the captions "Compensation Discussion and Analysis—Total Direct Compensation Components—Annual Incentive and—Long Term Incentives ("LTIs")."

The Compensation Committee has also re-defined the Performance Measure "Return on Invested Capital". This revised definition creates greater alignment between how our executives and the financial markets assess Cytec's performance.

Finally, the Amended Plan will clarify that the Change of Control provision does not apply to any Awards made as part of the annual target bonus under the incentive compensation plan.

If the Amended Plan is not approved, the 1993 Plan will remain in effect and the Company will continue to grant Awards under the 1993 Plan. Certain awards granted to officers may not be a deductible expense for the Company to the extent they result in compensation in excess of the limits set forth in Section 162(m).

The Board of Directors recommends that the stockholders approve the Amended Plan.

The affirmative vote of a majority of the shares represented in person or by proxy is required for approval of the Amended Plan. Because abstentions and broker non-votes are deemed to be shares present at the meeting, they will have the same effect as a vote against this matter.

Description of the Amended Plan

The principal features of the Amended Plan are set forth below. The complete text of the Amended Plan is set forth as Exhibit A to this Proxy Statement, and the following description is qualified by such reference.

The Amended Plan continues to provide for various types of awards ("Awards") which may be granted to present and prospective employees (including officers), directors and independent contractors. Under present guidelines, approximately 125 employees are eligible to receive annual long-term awards. Awards may consist of stock options, stock appreciation rights, restricted stock (including performance stock), restricted stock units, deferred cash awards, deferred stock awards, including deferred stock awards in lieu of directors' fees, and other stock-based or cash-based awards on an ongoing basis. The Amended Plan is not exclusive and the Board may adopt, or permit the adoption of, other compensation and benefit plans or arrangements.

At January 31, 2011, and after giving effect to the terms of the Amended Plan, there would have been 1,342,974 shares remaining available for future issuance under the Amended Plan. This number does not include approximately 4,121,298 million shares reserved for issuance pursuant to outstanding options SARs, restricted stock awards, performance stock awards or deferred stock awards. The total number of shares issuable under the Amended Plan from its inception in 1993 until its ultimate expiration is 17,900,000. The number of shares reserved for issuance is subject to equitable adjustment in the event of future stock splits, stock dividends, mergers, consolidations, recapitalizations, reorganizations or similar corporate transactions. There is no limitation on the amount of non-stock Awards which can be made.

The Amended Plan is administered by the Compensation Committee, which shall be comprised solely of directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and as outside directors within the meaning of Section 162(m) of the Code. The Compensation Committee generally has full authority to construe and interpret the Amended Plan and the terms, including size, of Awards and to determine the recipients of Awards. Under the Amended Plan, the Compensation Committee may delegate to the Executive Leadership Team of the Company or the Chief Executive Officer certain of its authority to make Awards, and establish the terms of Awards, in respect of persons who are not executive officers of the Company; and therefore, the term "Compensation Committee" as used herein includes the Executive Leadership Team when acting pursuant to such delegated authority.

The benefits or amounts that may be received by executive officers under the Amended Plan will, in accordance with past practice, be determined annually by the Compensation Committee based on individual and Company performance and are not now determinable. In 2010, the following amounts were awarded under the 1993 Plan:

	Options	Restricted Shares or Deferred Shares in lieu of Cash
S.D. Fleming	82,150	20,003
D.M. Drillock	27,925	3,286
F. Aranzana	19,450	2,429
R. Smith	19,350	2,286
W.G. Wood	16,250	1,650
All current Executive Officers as a group	202,950	34,112
All current Directors who are not Executive Officers	0	22,463
All employees who are not Executive Officers	266,115	38,781

These grants would not have been different if the amendments to the Amended Plan had been in effect with respect to 2010. See "Director Compensation" elsewhere in this Proxy Statement for a description of the terms of the annual grants of restricted stock made to each non-employee director and their terms.

Stock Options and SARs

Only nonqualified stock options may be granted under the Amended Plan. No one person may be granted options under the Amended Plan covering more than fifteen percent of the shares of Common Stock originally authorized under the Amended Plan.

The exercise price of an option and the grant price of a SAR may not be less than the fair market value of the Common Stock on the date of grant. The exercise price must be paid at the time of exercise, in cash, unless the Committee permits the purchase price to be paid by an exchange of previously-owned stock, or by combination of cash and stock, or in whole or in part by having shares withheld by the Company or sold by a broker-dealer. In the case of a SAR, no purchase price is applicable. Instead, on the date of exercise by the grantee, the grantee receives the excess of the then current market price of one share of our common stock over the grant price. This amount is paid in cash, or in the case of stock settled SARs, in shares of our common stock.

Options and SARs may be granted to nonemployee directors and independent contractors, as well as to employees and prospective employees. Options and SARs must be exercised, if at all and to the extent exercised, no later than ten years from the date of grant. In the event of termination of employment or independent contractor relationship, an option or SAR, to the extent not theretofore exercised, terminates except under certain circumstances as provided in the grant letter. Nothing in any option or SAR shall confer on any person any right to continue in the employ of the Company or any of its subsidiaries or affiliates or interfere in any way with the right of the Company or any subsidiary to terminate such employment at any time.

Change of Control

In the event of a "change of control" (as defined in the Amended Plan), unless specifically provided to the contrary in the Award Agreement or grant letter establishing the Award, (i) any Award, including non-employee directors' Awards, carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested, (ii) the restrictions, deferral limitations, payment conditions and forfeiture applicable to any other Award, including non-employee directors' Awards, granted under the Amended Plan will lapse, and such Awards will be deemed fully vested, and (iii) any performance conditions imposed with respect to Awards (other than annual cash incentives) shall be deemed to be fully achieved.

Amendment

The Amended Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part; provided, that, no amendment that requires stockholder approval in order for the Plan to continue to comply with Section 162(m) of the Code and no amendment changing the types of performance measures which may be utilized under the Plan, will be effective unless such amendment has received the requisite approval of stockholders. Amendments made by the Board of Directors could increase the cost of the Amended Plan, although no such amendment may be made to "reprice" options without stockholder approval. In addition, no amendment may be made that adversely affects any of the rights of a grantee under any Award theretofore granted, without such grantee's consent.

Certain Federal Income Tax Considerations

This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws at any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Code Section 409A), or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisors concerning the tax implications of awards granted under the Amended Plan.

Nonqualified Stock Options ("NQSOs")

A grantee will not recognize any income, and the Company will not be entitled to a deduction, upon the grant of a NQSO. Except as noted below, upon the exercise of the NQSO the grantee will recognize ordinary income equal to the excess of the fair market value of the Common Stock acquired over the option price. The amount the participant recognizes as ordinary income in connection with an NQSO exercise is subject to withholding taxes and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant (subject to the discussion in "Limitation on Deductions" below). If an option is exercised within six months of the date of grant and the sale of Common Stock acquired on exercise could subject the holder to suit under Section 16(b) of the Exchange Act, then the recognition and determination of the amount of income, and the corresponding deduction by the Company, will be postponed until the earlier of six months after exercise or the first day on which the sale would not subject the holder to such suit. However, the holder may affirmatively elect under Section 83(b) of the Code, within thirty days after exercise, to be taxed as of the exercise date in the manner described above.

Except as stated in the next sentence, a holder's basis for Common Stock acquired upon exercise of a NQSO will be equal to the fair market value of such stock on the date that governs the determination of the holder's ordinary income, and the holding period for such stock will commence on the day after such date and, accordingly, will not include the period during which the NQSO was held. The number of shares acquired upon the non-cash exercise of a NQSO that is equal in number to the shares surrendered will have a basis equal to the basis of shares surrendered and the holding period for such shares will include the holding period for the shares surrendered.

Generally, upon a sale or other disposition of Common Stock acquired pursuant to the exercise of a NQSO, the holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the holder's basis in such stock. Such gain or loss will be long-term capital gain or loss if the holding period for such stock is more than one year.

Exercise of Options with Shares

NQSOs. A holder who pays the option price upon exercise of a NQSO, in whole or in part, by delivering Common Stock already owned by him will recognize no gain or loss on the stock surrendered, but otherwise will be taxed according to the rules described above for NQSOs.

Limitation on Deductions

If a limited SAR is exercised, or if the termination of any restriction, limitation or condition, or acceleration of any vesting or exercise right with respect to any Award under the Plan is due to a change in control of the Company or similar event, payments with respect to such limited SAR or other Award may be nondeductible to the Company in whole or in part and may subject the holder to a nondeductible 20% federal excise tax on all or a portion of such payments (in addition to other taxes ordinarily payable).

CYTEC STOCK OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of January 31, 2011, the total beneficial ownership of Cytec's Common Stock by Cytec's directors and the five executive officers named in the Summary Compensation table (see the "Executive Compensation" portion of this proxy statement):

Beneficial Stock Ownership of Directors and Executive Officers

Name	Record & Street Name Shares[(1)]	+	Savings Plan Shares[(2)]	+	Deferred Stock Shares[(3)]	+	Stock Option Shares[(4)]	=	Total Beneficial Ownership	Percent of Class
F. Aranzana	25				423		43,149		43,597	(5)
C.A. Davis	10,001				9,348		19,500		38,849	(5)
D.M. Drillock	21,540		23,487		13,906		140,308		199,241	0.4
A.G. Fernandes	10,468				11,779		15,000		37,247	(5)
S.D. Fleming	17,272		96,771		29,410		183,549		327,002	0.7
L.L. Hoynes, Jr	8,536				9,989		6,000		24,525	(5)
B.C. Johnson	7,274				3,534		10,500		21,308	(5)
C.P. Lowe	7,405				6,527				13,932	(5)
W.P. Powell	12,644				973		15,000		28,617	(5)
T.W. Rabaut	13,697				5,872				19,569	(5)
J.R. Satrum	34,511						19,500		54,011	0.1
R.P. Sharpe	9,035				9,786		6,000		24,821	(5)
R. Smith	15,168		13,951		16,962		145,533		191,614	0.4
W.G. Wood	4,093		3,152				57,816		65,061	0.1
All directors and officers as a group (17 persons)	201,455		150,120		132,727		933,677		1,417,979	2.9

(1) Includes for Mr. Fernandes, shares held in family trusts or foundations. Also includes for each of Messrs. Hoynes and Sharpe, shares owned jointly with his wife. Excludes for Mr. Smith, 1,000 shares for which he disclaims beneficial ownership.

(2) Represents the officers' proportionate share of our Common Stock held by the Cytec Employees' Savings & Profit Sharing Plan and the Cytec Supplemental Savings and Profit Sharing Plan at January 31, 2011. In the case of Mr. Smith and all directors and officers as a group, also includes shares held in an Individual Retirement Account.

(3) Shares issuable under our 1993 Stock Award and Incentive Plan (the "1993 Plan") following termination of employment or, as to the directors, retirement from the Board of Directors.

(4) Shares which may be acquired within 60 days through the exercise of stock options, regardless of whether the exercise price is below, at or above the current market price of our common stock.

(5) Less than 0.1%

None of the shares reflected in the stock ownership table have been pledged as security.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of copies of 125 Forms 3, 4 and 5 received by us, we believe that with respect to 2010 all but one filing required under Section 16(a) of the Securities Exchange Act of 1934 were filed timely. Due to administrative error, one Form 4 relating to the exercise of stock options by Mr. Drillock was filed 8 days late.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Common Stock	BlackRock, Inc. 40 East 52nd Street New York, NY 1002	5,472,804 Shares[3]	11.8
Common Stock	Vanguard Fiduciary Trust Company 500 Admiral Nelson Blvd. Malvern, PA 19355	2,711,208 Shares[3]	5.5
Common Stock	TIAA-CREF Investment Management, LLC and Teachers Advisors, Inc. 730 Third Avenue New York, NY 10017	3,563,964 Shares[4]	7.2

(1) Percent of class based on shares outstanding at December 31, 2010.

(2) Per Schedule 13G, filed January 10, 2011, which reports beneficial ownership as of December 31, 2010 (i) sole power to vote or direct the vote as to 3,361,102 shares, and (ii) sole power to dispose or direct the disposition of 3,361,102 shares.

(3) Per Schedule 13G, filed February 4, 2011, which reports beneficial ownership as Trustee of the Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2010 (i) shared power to vote 2,711,208 shares, and (ii) shared power to dispose of 2,711,208 shares.

(4) Per Schedule 13G, filed February 11, 2011, which reports beneficial ownership for TIAA-CREF Investment Management, LLC as of December 31, 2010 (i) sole power to vote 2,938,957 shares, and (ii) sole power to dispose of 2,938,957 shares; and which reports beneficial ownership for Teachers Advisors, Inc. as of December 31, 2010 (i) sole power to vote 634,007 shares, and (ii) sole power to dispose of 624,007 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under our written Policy on Transactions with Related Person, any related party transaction which would be required to be reported in the Company's annual proxy statement under applicable laws and regulations must be approved in advance by the Governance Committee of our Board of Directors. In considering whether or not to approve such transaction, the Governance Committee shall consider the following factors: (i) is the proposed transaction in the ordinary course of business of the Company and the Related Person; (ii) are any alternate transactions available; (iii) is the transaction on terms at least as favorable to the Company as available from unrelated third parties; (iv) does the transaction pose any more risks to the Company than alternate transitions available from unrelated third parties; and (v) such other factors as the Governance Committee may consider relevant or important to its decision.

There were no transactions during 2010, and there are no currently proposed transactions, involving more than $120,000 in which Cytec was or is to be a participant and in which any executive officer or director has a direct or indirect material interest other than the compensation arrangements described in this proxy statement.

AGENDA ITEM 4
ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The Company seeks your advisory vote on our executive compensation programs giving you, the stockholder, the opportunity to express your approval or withhold approval of the compensation we pay our named executive officers.

Our compensation policies and procedures are designed to support our compensation philosophy and pay competitively, are independently administered, focused on pay for performance with the appropriate balance between risk and reward and strongly aligned with the long-term interests of our stockholders. As always, the Company and the Committee are committed to the ongoing review of the executive compensation programs and will take action to ensure that these programs continue to support our compensation philosophy and objectives. The Company asks that you support the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section beginning on page 22 and the accompanying tables contained in this Proxy Statement. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

The Board of Directors recommends a vote "for" the Company's compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables contained in this Proxy Statement.

AGENDA ITEM 5
ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Company would also like to seek your input with regard to the frequency of future stockholder advisory votes on our executive compensation programs. In particular, we are asking whether the advisory vote should occur every three years, every two years or every year. The Company asks that you support a frequency period of annually for future stockholder advisory votes on executive compensation.

A stockholder advisory vote on executive compensation is very important to the Company. We appreciate the past approval of our equity incentive plans by our stockholders, which have historically occurred from time to time. This has served both our Company and our stockholders well, creating direct alignment between executive compensation and financial performance results. Setting a one year period for holding this stockholder vote will enhance stockholder communication by providing a clear, simple means for the Company to obtain information on investor sentiment about our executive compensation philosophy. An annual advisory vote will be the most effective timeframe for the Company to respond to stockholders' feedback and permits the stockholders to annually express their view on the Company's executive compensation practice. The Company also believes an annual vote would align more closely with the Company's annual compensation cycle. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding future advisory votes on executive compensation.

The Board of Directors recommends a vote for a frequency of "every year" (as opposed to every two years or every three years) for future non-binding stockholder votes on compensation of our named executive officers.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") provides an overview of our executive compensation programs including our philosophy, key program elements, and how executive compensation decisions were made for 2010 affecting our Chief Executive Officer ("CEO"), Chief Financial Officer and three other most highly paid executive officers. The commentary in the CD&A is intended to facilitate an understanding of the data found in the accompanying compensation tables.

We design our executive compensation programs to drive results, to recognize contributions to the success of the company, and to retain leadership talent. A number of performance factors are considered in determining an executive officer's compensation including individual performance, performance of the business unit or function under his or her leadership and the Company's overall performance. In demonstration of our pay-for-performance commitment to shareowners, employees and other stakeholders, 65% to 80% of our executive officers' compensation is dependent on specific performance goals or the increase of our stock price.

Compensation Program Objectives

Our executive compensation programs are designed to:

- **Pay for Performance** – A significant portion of executive compensation is allocated in long and short-term "incentive" pay which is dependent on the achievement of pre-established goals that are critical to our long-term business strategies and short-term business priorities. Pay-for-performance encourages our executive officers to make prudent decisions based on these pre-established goals in relationship to dynamic market changes and its implications. Pay "opportunity" is higher for goals that are exceeded, and pay is "at-risk" for goals that are not achieved or partially achieved.

- **Align our Executives' Financial Interests with our Stockholders' Interests** – By linking a significant portion of executive pay "opportunity" to the performance of the Company's stock price and emphasizing stock ownership through mandated requirements, we incent our executive officers to remain focused on the financial health of the Company and total stockholder return over the long-term.

- **Pay Competitively** – Executive pay for all compensation programs is set within equitable market ranges based on competitive benchmarking, enabling the Company to retain highly competent, performance-oriented executives and to attract well-qualified industry talent. Providing competitive pay programs to our executive officers encourages sustained individual performance.

Business Performance

We experienced strong performance in 2010 even though we continued to face some difficult market conditions. We benefited from the cost saving actions we took in fiscal 2009 and the continued execution of our growth strategy and annual objectives, as well as the overall improvement in the global economic climate. Our total revenues in fiscal 2010, including revenues of our discontinued building blocks segment increased to $3.3 billion, a 20% increase over 2009. Our fiscal 2010 adjusted earnings per share, as defined under the heading "Total Direct Compensation Components" below, was $3.60, a 173% increase over the prior period. Our Return On Invested Capital ("ROIC") also defined under the heading "Total Direct Compensation Components" below, increased to 7.7% in 2010 from 3.5% in 2009, and our cash balance at year end was $383 million versus $262 million at year end 2009. Based on our performance and outlook, in early 2011 we announced we would resume our stock buyback program and we also restored our quarterly dividend to its pre-financial crisis level of $0.125 per share. Our total shareholder return over the last fiscal year was 45.9%.

We have a long-standing pay-for-performance philosophy. Our executive compensation programs have been designed to align with the Company's most important financial metrics and to payout appropriately for the level of performance achieved. This is most evident in the mix of pay vehicles, the percent of "at-risk" pay and the actual pay that is used to compensate our executives. As a result of our 2010 performance described above, the annual performance incentive achievement was above target, resulting in a higher than target payout. Below target results were achieved over the three year performance period from 2008 to 2010, resulting in a below target payout for the three year performance award for the period ending December 31, 2010. Annual base salary is the only total direct compensation component that is not "at-risk" for our executives.

The Role of the Compensation and Management Development Committee

The Compensation and Management Development Committee of the Company's Board of Directors (referred to as "Committee" in this CD&A) is responsible for reviewing and approving all compensation arrangements and policies for all of our executive officers other than the CEO, and for reviewing and recommending to the independent Directors of the Board compensation arrangements for the CEO. The Committee meets at least three times annually. At a minimum, the Committee annually determines (a) the amount of salary adjustments, annual incentives and long-term incentives ("LTIs") awarded to executive officers; (b) the criteria for achieving annual and LTI awards; and (c) whether the conditions for the payment of past awards have been met. It also evaluates its own performance annually. To the extent these matters relate to compensation of the CEO, they are also approved or ratified by the independent Directors of the Board. The Committee periodically reviews all of the components of our executive compensation programs to make sure they are in line with our business strategy, regulatory requirements, stockholder interest and that they remain competitive in light of changing standards and market conditions.

Each year the Committee retains an independent compensation consultant to provide expertise and guidance on executive compensation program design, market place trends, regulatory requirements and best practices. The independent consultant participates in Committee meetings and is accountable to the Committee. The consultant reviews and provides objective perspectives on all proposals regarding executive compensation presented to the Committee and identifies any issues or concerns.

As part of the 2010 annual executive compensation review, the Committee retained Towers Watson ("Towers") as the Committee's independent executive compensation consultant. Towers has been the Committee's independent consultant since 2007. To assist the Committee with compensation decisions regarding fiscal year 2010, Towers provided the Committee with an analysis on executive compensation market trends, best practices, regulatory requirements, and industry long-term incentive compensation program design as well as a comprehensive competitive review of each of our executive officers' total direct compensation.

Compensation Program Philosophy

The Committee targets total direct compensation at a competitive level consisting of base salaries at 5% below the median of a competitive benchmark, annual incentives as a percentage of base salary at the median of a competitive benchmark, and long-term incentives at the 62.5 percentile of a competitive benchmark for each executive officer. The Committee believes this compensation philosophy limits fixed costs and emphasizes long-term financial results that will enhance the value of the Company's stock over time. The Committee believes this compensation structure and the performance metrics utilized in determining incentive payments are likely to result in our executives earning above median compensation over the longer term only when stockholders are also enjoying positive returns on their investments. We place more weight on both performance-based compensation and long-term compensation for those executive positions with the broadest scope, primarily our CEO.

Competitive Benchmarking

The Compensation Committee relies on competitive benchmarks to determine target pay, target annual incentive as a percentage of base pay and target long-term incentives for each executive officer. For the 2010 compensation cycle, based on the recommendation of the Committee's compensation consultant, benchmarks were developed using a Primary Comparator Group consisting of the chemical and aerospace companies in Towers' Executive Compensation Database and a Secondary Comparator Group consisting of the general industrial manufacturing companies in Towers' Executive Compensation Database. The chemical, aerospace and general industrial manufacturing companies included in Towers' database may vary from year to year. In each case, the benchmark data were "size-adjusted" based on revenue of the participating companies for each executive officer position. The companies included in the Primary and Secondary Comparator Groups for 2010 are listed in Exhibit B. Prior to the 2010 compensation cycle, the Committee relied on a blend of peer group data, and chemical industry and general manufacturing industry data made publicly available by Towers Perrin. In determining actual compensation for each executive officer, the Committee considers the benchmark compensation data as well as an individual officer's job scope, experience, value to the organization, sustained individual performance, and internal parity.

The Committee also established a Peer Group of 18 companies in the chemical and aerospace industries. The companies included in the Peer Group were determined by the Committee based on recommendations by management and the Committee's compensation consultant. The Committee uses the Peer Group companies primarily to benchmark compensation practices and policies. The Committee also considers compensation data from the peer group to the extent it is publicly available. The 18 companies included in the Peer Group are listed in Exhibit B.

Tally Sheets

In addition to reviewing competitive market data for 2010 compensation planning purposes, the Committee reviews comprehensive tally sheets developed for each executive officer. The tally sheets include total direct compensation elements (base salary, short- and long-term incentives), pay mix, realized gains on equity awards, unrealized current value of equity awards, perquisites, accumulated retirement benefits, deferred compensation values, wealth accumulation at year end, and hypothetical termination payments for the current year plus the two previous years. The Committee believes the use of tally sheets presents a comprehensive view of an executive's total compensation package, and provides a better understanding of our compensation programs and potential payouts as well as, the impact of future pay decisions.

Total Direct Compensation Components

Our executive total direct compensation program for 2010 had three basic components: (i) base salary, (ii) annual incentives, and (iii) long-term incentives consisting of performance stock with a three-year term, time-based restricted stock units with three-year vesting and stock options with a ten-year term. These components are discussed in more detail below. We also maintain benefit programs for our employees and our executive officers that we believe are competitive with those of our competitors. These are discussed in more detail under the heading "Benefits" below.

Each year, the CEO and the Vice President, Human Resources review with the Committee the competitive compensation data and information provided by an independent compensation consultant. Based on feedback from the Committee regarding the competitive compensation data and the CEO's view of each executive officer's performance, the CEO and Vice President, Human Resources recommend annual salary adjustments, annual incentive awards and annual grants of long-term incentives for each executive officer. The Committee reviews these recommendations along with the competitive benchmark data, and determines the final annual salary adjustments, annual incentive awards and annual grants of long-term incentive awards for all executive officers, other than the CEO. The Committee reviews competitive benchmark data for the CEO and the performance of the CEO with the independent Directors of the Board and makes recommendations on the CEO's salary and incentive awards. The independent directors discuss these recommendations, revise them if appropriate, and then determine the final salary adjustment, annual incentive award and annual grants of long-term incentive awards for the CEO. Except as described above, the CEO does not participate in this process. Salary adjustments and changes in the annual incentive awards and long-term incentive awards are the principal means used to ensure that each executive officer's compensation is based on his or her performance.

Base Salary: The target base salary is 5% below the median of a competitive benchmark with individual decisions based on job scope, experience, value to the organization, sustained individual performance and internal parity. The objective of base salary is to provide fixed compensation to executive officers for the performance of their core job responsibilities and duties. All of our executive officers received an increase in base salary effective April 1, 2010.

Annual Incentive: The target annual incentive as a percentage of base salary is generally the median of a competitive benchmark. Individual targets are set based on job scope, experience, value to the organization, sustained individual performance and internal parity. Because our targets for base salaries are slightly below median, our target annual incentives are also slightly below median. The objectives of our annual incentive plan are to reinforce annual priorities and motivate executive officers to achieve the financial and operational performance goals that are important for the Company's performance in a specific year. The Committee sets the target performance goals for receiving an award typically in the beginning of the relevant performance period. The actual annual incentive award paid can range from 0 to 200% of the target amount based on achievement of these pre-established goals.

The 2010 annual incentive multiplier for corporate executive officers was based 50% on the achievement of the 2010 adjusted earnings per share ("EPS") target, 20% on achieving the working capital target, and 30% on achievement of strategic non-financial corporate objectives. The annual incentive multiplier for the business unit executive officers was based 40% on achievement of the business unit earnings before interest and taxes ("EBIT") target, 10% on achievement of the corporate adjusted EPS target, 20% on achieving the working capital target, 20% on achievement of strategic non-financial business unit objectives and 10% on achievement of the strategic non-financial corporate objectives.

At the end of each year, the Executive Leadership Team collectively assesses its performance in achieving the non-financial objectives for the performance year and recommends a percentage of target to be used on this component of the annual incentive calculation. The CEO presents this recommendation to the Committee which considers this recommendation, among other factors, in determining the achievement factor for non-financial objectives for all executive officers, including the CEO. The Committee also reviews the actual adjusted EPS against the adjusted EPS target for the year and the actual working capital improvement against the target for the year, which, together with the non-financial component, determines the combined full incentive amount. The payout amounts under the annual cash incentive plan and all other compensation for the CEO are subject to approval by the independent Directors of the Board. Adjusted EPS is a non-GAAP financial measure that is calculated by excluding special items such as restructurings, asset impairments and gains on sales of assets among other items, which are discussed as special items in our quarterly earnings releases. Working capital improvement is measured as the change in average number of days of working capital in the fourth quarter of 2010 from the average number of days of working capital in the fourth quarter of 2009. Working capital is defined as the number of days of trade receivables outstanding plus the number of days inventory supply on hand less the number of days of trade payables outstanding.

The Committee set the adjusted EPS par target based on the 2010 budget and the target for working capital improvement based on the level achieved in the fourth quarter of 2009. The Committee sets the non-financial objectives target based on the significance of the objectives in the overall achievement of important business priorities for the year after considering the CEO's recommendations in regard thereto.

In 2010, the Company's adjusted earnings per share of $3.60 exceeded the par target of $2.05 resulting in a maximum payout of 200% weighted at 50%. The Company's average working capital level in the fourth quarter of 2010 was 8 days better than the average level in the fourth quarter of 2009 resulting in a maximum payout of 200% weighted at 20% for a total achieved payout of 140% on the financial components of the annual incentive plan. The Committee determined that the executive officers achieved its pre-established corporate non-financial goals for an overall achievement score of 116.625% weighted at 30% for a total payout of 35% on the non-financial component of the annual incentive plan. The Summary Compensation Table on page 34 provides details on EBIT and non-financial performance associated with the business unit presidents. The Committee has the discretion to adjust the financial and non-financial targets under the annual incentive plan as it deems appropriate. The Committee did not use its discretion to adjust the achievement of the adjusted EPS or working capital improvement goals in determining the 2010 annual incentive amount payable. The annual incentives for the 2010 performance period paid to the named executive officers consistent with these determinations are set forth in the Summary Compensation Table. The Committee approved the annual incentives paid to all executive officers other than the CEO and the independent Directors of the Board approved the annual incentive paid to the CEO.

Long-Term Incentives: The target annual grant of LTIs for each executive officer is at the 62.5 percentile of our competitive benchmarks for long-term incentive awards, with individual awards based on job scope, experience, value to the organization, sustained individual performance and internal parity. For the Company's non-U.S. executive officer located in Belgium, the Committee reviews local market cash compensation in relation to long-term incentive values in determining a competitive level of total direct compensation that is aligned with U.S. executive officer compensation. The objectives of our long-term incentive plan are to encourage long-term strategic decision making that is aligned with the best interests of our stockholders, focus the efforts of executive officers on multi-year results and long-term sustained performance, and to maintain a substantial portion of compensation in long-term vehicles.

For the past several years, LTIs have consisted of a combination of three-year performance cash or performance stock and ten-year stock appreciation rights or stock options (collectively, stock options). In 2010, the Committee added a time-based restricted stock unit component to the long-term incentive awards to better align executive and stockholder interests in a volatile market, enhance executive retention, and enable the Company to offer more competitive compensation packages. The Committee has determined an appropriate mix for executive officers of 55% of total LTI value in ten-year stock options, 15% of total LTI value in three-year time-based restricted stock units and 30% in three-year performance cash.

The payout on the performance cash or performance stock component of the long-term incentive award can range from 0 to 200% of target. Payout is based 50% on achievement of target adjusted EPS in the third year after the date of grant and 50% on achievement of target ROIC in the third year after the date of grant. ROIC measures the economic returns on invested capital, linking the executive to shareholder value creation. For the past several years, the target for adjusted EPS in the third year has been set at the amount that represents 10% compounded annual growth in adjusted EPS from the year immediately prior to the date of the grant. The target for ROIC in the third year has been based on assets and current liabilities at the prior year end adjusted for projected working capital changes and capital expenditures for the next three years and budgeted operating earnings in the year of the grant compounded by 10% annual growth for the following two years. The 2011 and 2012 performance targets were based on the then-current year budget compounded by 15% for the two remaining years. The higher growth factor was used because of depressed earnings in the base year. For the performance cash awards granted in 2010, the Committee added to the award payout results a plus/minus relative modifier percentage, subject to Committee discretion, based on the Company's performance of ROIC as compared to the relative ROIC performance of the Company's established peer group. The plus/minus relative modifier is applicable to the 2012 performance period for awards payable in January 2013.

The Committee believes that achievement of these goals is consistent with stockholder interests and the Committee's fundamental belief that companies with increasing EPS and increasing ROIC will have an appreciating stock price. The Committee believes that three years is an appropriate period of time over which to provide our executive officers incentives to improve the medium term performance of the Company. Shortly after year-end of the final year of the award, the Committee meets to review actual ROIC and adjusted EPS against the targets to determine the payout of the performance cash or performance stock in lieu of performance cash. For the 2010 performance period, the threshold target goal of $4.39 was not achieved, resulting in a 0% payout for the EPS component of the 2010 performance plan. The achieved ROIC of 7.7% for the 2010 performance period was above the threshold target of 7.4%, resulting in a 35.7% payout for the ROIC performance component of the 2010 performance plan.

The exercise price of stock options is equal to the closing price of Cytec common stock on the date of the grant. The stock options vest in equal installments on the first three anniversaries of the date of the grant and expire on the tenth anniversary of the date of grant. The Committee believes that grants of stock options closely align executives' interests with those of our stockholders because the stock options have value only if the price of the Cytec common stock increases.

The time-based restricted stock units will vest 100% after three years and are payable in shares of Cytec common stock.

Unvested performance awards and restricted stock units and unexercised stock options held by an executive officer who voluntarily terminates employment with the Company other than to retire are immediately terminated. Executive officers who retire typically retain a prorata portion of any unvested performance awards and restricted stock units they hold, which then continue to vest in accordance with their terms and the satisfaction of applicable performance conditions. Options issued to a retiree more than eight months prior to the retirement date will continue to vest according to the original schedule and are exercisable until one year after the last uncancelled grant fully vests.

The performance awards and the stock options were granted under the provision of our 1993 Stock Award and Incentive Plan (the "1993 Plan"). The Committee generally grants LTIs to executive officers only on the date of the first meeting of the Committee each year, although the Committee may from time-to-time also grant LTIs on the date an executive officer is hired or promoted. The first meeting of the Committee each year is typically held the day before the Company's earnings for the preceding year are released. LTIs granted to the CEO are subject to ratification by the independent Directors of the Board.

Risk Assessment

The Committee discussed and analyzed risks associated with the Company's compensation policies and practices for executive officers and all employees generally including, but not limited to, encouraging excessive risk, eligibility, effects on retention, balance of objectives, alignment with stockholders, affordability, possible unintended consequences and governance. The Committee also discussed this risk assessment with their independent consultant and did not identify any risks arising from these policies or practices reasonably likely to have a material adverse effect on the Company.

Recoupment of Compensation

The Committee has established a "claw-back" or recoupment policy, effective January 1, 2010, applicable to annual incentive compensation, performance awards, restricted stock or units and stock options granted after January 1, 2010. The policy allows the Board of Directors, if financial statements or any performance plan metric were required to be restated as a result of errors, omissions, or fraud, to recover from an executive officer (i) any portion of annual incentive or performance award payments that would not have been made based on the restated financial statements or performance plan metric, and (ii) any restricted stock or units or any gain realized on the exercise of stock options during the period starting with the date on which the inaccurate financial statements or performance plan metric are published.

Stock Ownership Requirements

We require our executive officers to attain and hold an ownership stake in our Company that is a specified multiple of his or her salary. The ownership requirements, expressed as a multiple of the annual base salary, are provided below:

Position	Current Guideline
Chief Executive Officer	6 x base salary
Chief Financial Officer	4 x base salary
Other Executive Officers	2.5 x base salary

Achievement of the required stock ownership is expected within five years of election to a position requiring an increase in target ownership. Stock ownership is determined net of any shares with respect to which the economic risk of ownership has been hedged. We include deferred stock awards, unvested time restricted stock, and 1/3 of time restricted stock units for each full year following the grant date, as shares owned but do not include options, SARs or other unvested time restricted stock units or performance stock as shares owned.

Effective January 1, 2010, the Committee amended the Company's stock ownership requirement policy to require all executive officers not meeting their ownership guidelines to hold 100% of net shares from performance or time restricted stock payouts or stock option exercises until ownership requirements have been satisfied. The amendment includes an automatic deferral election, as allowable under the guidelines of IRC Section 409A, of unvested performance and time restricted stock or units until ownership requirements have been satisfied.

As of January 31, 2011, all of our executive officers who were in their current positions for at least five years met the Company's stock ownership guidelines. None of the officers have hedged their position in Company stock.

2011 Compensation Program Review

For the 2011 annual executive compensation review, the Committee retained Cogent Compensation Partners ("Cogent") as the Committee's independent executive compensation consultant. Cogent, at the Committee's request, provided the Committee with a report on general executive compensation market trends, short-term and long-term incentive compensation program practice and design analysis and regulatory compliance updates. After reviewing and discussing the report, the Committee concluded that our executive compensation philosophy, policies and procedures were generally consistent with our objectives and competitive benchmarks. The Committee decided to make the following changes to our executive compensation programs effective for 2011 specifically for reasons as noted below:

- Replace the relative ROIC modifier on the three-year performance cash award with a relative total shareholder return ("TSR") measure against our stated Peer Group of 18 chemical/aerospace companies. The relative TSR measure will be in addition to the EPS and ROIC measures of the three-year performance cash award (granted in January, 2011). The Committee believes adding a relative TSR measure will contribute to shareholder alignment, reduce overall award volatility and recognize Company performance relative to peer companies. The relative TSR will be measured as an average of the annual TSR over the three year award period. Payout ranges from 30% for threshold target achievement of above 4th quartile to 200% for first quartile achievement of performance against peers. There will be no payout for fourth quartile performance against peers.

- Recognizing a slowly recovering economy and our forecasted earnings growth, for the performance cash award granted in January, 2011 for the 2013 performance period, the Committee determined it will return to the EPS goal setting methodology used in years prior to 2009 by starting with actual 2010 adjusted EPS of $3.60 and compounding growth over three years at an annual rate of 4% growth for threshold target payout achievement of 50%, 10% growth for target payout achievement and 14% for stretch target payout achievement of 200%. The Committee has also decided to equate our definition of ROIC with "the Street" convention as used in Reuters to create greater alignment between how the executives and the market are assessing Cytec's performance.

- With the intent to preserve the deductibility of compensation under 162(m) and subject to stockholder approval of an amendment to the 1993 Plan (see "Amendment to our Amended and Restated 1993 Stock Award and Incentive Plan" herein), the Committee has determined that all compensation granted in 2011 based on the achievement of objective performance criteria established under the Plan will qualify as "performance-based compensation" and will be eligible for deductibility under Section 162(m) of the Internal Revenue Code, to the extent possible. Once awards are granted, the Committee will have no discretion to increase the amount of compensation paid on the achievement of such performance goals, although the Committee will retain the discretion to decrease the amount of compensation an executive officer may earn under the terms of an award.

- The 2011 weighting for the components of the annual incentive plan are 50% weight on achievement of target adjusted EPS, 20% weight on achievement of working capital days, and 30% weight on achievement of non-financial corporate objectives for the corporate executive officers. The weighting of the 2011 business unit annual incentive plans are 10% weight on achievement of target adjusted EPS, 40% weight on achievement of the business unit EBIT target, 20% weight on achievement of working capital days, 20% weight on achievement of non-financial business objectives and 10% weight on achievement of the non-financial corporate objectives for the business unit executive officers. For 2011, the targets for par payouts are $3.38 adjusted EPS from continuing operations (i.e., without the earnings generated by the Building Block Chemicals business which is included in discontinued operations) and the working capital target for 2011 is to maintain the level that was achieved in fourth quarter 2009, which will be calculated on a pro forma basis as if the sale of the Building Block Chemicals business had occurred in the third quarter of 2009. The adjusted EPS target from continuing operations was set several months ago and is not necessarily indicative of the results the Company anticipates for the year. The adjusted EPS target for par payout is not, and should not be, construed as EPS guidance.

Benefits

With the exception of benefits available under the Executive Supplemental Employee Retirement Plan and the Executive Income Continuity Plan described below, our executive officers located in the U.S. and Belgium participate in the same employee benefit plans as all other similarly situated U.S. and Belgium salaried employees, respectively. All of the plans listed below are U.S. plans and only available to our U.S.-based executive officers except where noted.

Flexible Health & Welfare Benefits: We provide our U.S. employees, including our executive officers, with a cafeteria-style health and welfare benefit program, providing a comprehensive choice of coverage, including medical, dental, vision, life and accidental death and dismemberment insurance, disability insurance, long-term care coverage and health and dependent care spending accounts.

Group Insurance Hospitalization: We provide our Belgium employees, including our executive officer in Belgium, with a hospitalization benefit program which includes comprehensive hospitalization.

Retirement Income Plans: Our executive officers are entitled to receive benefits as applicable under (i) the Cytec Past Service Retirement Plan (the "Past Service Plan"), (ii) the Cytec Salaried and Non-bargaining Employees Retirement Plan (the "Salaried Plan"), (iii) the Cytec Supplemental Employees Retirement Plan (the "Supplemental Plan"), (iv) the Cytec Excess Retirement Plan (the "Excess Plan"), (v) the Cytec Executive Supplemental Employees' Retirement Plan (the "ESERP"), (vi) the Cytec Employees' Savings Plan (the "Savings Plan"), (vii) the Cytec Supplemental Savings Plan (the "Supplemental Savings Plan"), (viii) the Group Insurance Cadres Plan (Belgium), (ix) the AXA Supplemental Pension Plan (Belgium) and (x) the Allianz Supplemental Pension Plan (Belgium). The benefits available under each of these plans are described below.

Past Service Plan: This plan is a qualified plan that provides an annual defined pension benefit upon retirement for all Cytec employees who transferred from American Cyanamid Company ("Cyanamid") in connection with the spin-off of Cytec from Cyanamid relating to their years of service recognized by Cyanamid. The benefit in general is equal to 1.67% of an employee's final average pay at Cyanamid multiplied by their years of service at Cyanamid less a social security offset. Benefits under this plan are subject to reduction for early retirement and are also subject to applicable limitations under IRS regulations. Mr. Smith and Mr. Wood are not entitled to benefits under this plan because they were not transferred to Cytec by Cyanamid.

The Salaried Plan: This plan is a qualified plan that provides all U.S. salaried and nonbargained hourly employees an annual defined pension benefit upon retirement which is made up of the sum of two components: (i) a benefit which, in general, is equal to 1.33% of the employee's base salary plus actual annual bonus (up to one-third of base salary) for each year of service at Cytec before January 1, 2008, plus (ii) a roll-up benefit based on credited service recognized by Cyanamid. The roll-up benefit was instituted to partly compensate employees for lower pension accruals at Cytec compared to those they would have received if they had remained at Cyanamid and, in general, is equal to 1.67% of the retiree's average base salary plus actual annual bonus (up to one-third of base salary) during the highest five of the last ten years of service from 1994 through 2003 times the number of years of service at Cyanamid, less amounts payable under the Past Service Plan and subject to certain adjustments including a social security offset. Benefits under this plan are subject to reduction for early retirement and are also subject to applicable limitations under IRS regulations.

Excess Plan: Under Section 415 of the Internal Revenue Code, a qualified plan may not pay an annual pension benefit to any single retiree of more than a specified amount which is from time-to-time in effect. This plan is a non-qualified plan for all employees whose benefits would be subject to that limitation which provides a benefit equal to the benefits payable under the Past Service Plan and the Salaried Plan without regard to the limitation under Section 415 of the Internal Revenue Code less any amounts payable to the executive officer under the Past Service Plan and the Salaried Plan.

Supplemental Plan: Under Section 401(a)(17) of the Internal Revenue Code, a qualified plan may not include a pension benefit on any individual's earnings in excess of an annual amount as specified from time-to-time, currently $245,000 per year. This plan is a non-qualified plan for all employees whose earnings in any year exceeded the 401(a)(17) limit that provides a benefit equal to the benefits that would be payable under the Past Service Plan and the Salaried Plan without regard to the limitations under Section 401(a)(17) and Section 415 of the Internal Revenue Code less any amounts payable to the executive officer under the Past Service Plan, the Salaried Plan and the Excess Plan.

We froze the Salaried Plan effective December 31, 2007 (the "Frozen Date"). As a result, no further benefits will accrue after the Frozen Date under any of the Past Service Plan, the Salaried Plan, the Supplemental Plan and the Excess Plan, although all employees including the named executive officers will continue to be credited with service for purposes of early retirement and certain other benefits. The value for each of the named executive officers of these plans is set forth in the Pension Benefits table on page 40. Commencing January 1, 2008, we offered non-bargaining employees participation in the Savings Plan in place of the Salaried Plan as described more fully below. We believe that the change from a defined benefit plan to a defined contribution plan will help reduce the volatility of our earnings as pension liabilities are subject to large swings with changes in the discount rate, return on asset rate and other assumptions.

ESERP: This plan is applicable only to persons who were elected as an executive officer before April 1, 2007. The benefits payable under this non-qualified plan are calculated in the same manner as the benefits payable under the Salaried Plan except that (i) no IRS limitations on the annual salary covered or annual benefits payable apply, (ii) benefits are calculated on annual salary and target bonus rather than annual salary and actual bonus up to 1/3 of annual salary, (iii) the roll-up benefit in the Salaried Plan is also calculated using target bonus rather than actual bonus up to 1/3 of annual salary, (iv) there is no reduction for commencing benefits at age 60, or as early as age 55 with the approval of the Compensation Committee or after a change in control, and (v) members are credited with up to five additional years of service through age 65 at their final annual salary and target bonus. The benefits payable under this plan are offset by benefits payable under the Past Service Plan, the Salaried Plan, the Excess Plan and the Supplemental Plan. Benefits under this plan are available only to eligible employees who have been elected as members of the Plan by the Compensation Committee, except that all eligible executive officers are entitled to certain death and disability benefits. In the event of a change in control of Cytec, all persons elected as executive officers prior to April 1, 2007, will automatically be elected as full members of this Plan. This plan was intended to provide equivalent benefits as were or would have been available to executive officers under the Cyanamid Executive Retirement Plan and to encourage the transition of executive management at an earlier age by providing a benefit equal to up to five years of retirement income credits under our other defined benefit pension plans.

Savings Plan: The Savings Plan provides for Company contributions of 3% of annual pay, additional matching contributions of up to 6% of annual pay and for a ten-year transition benefit ranging from 1% to 10% of an employee's annual pay per year for all participants in the Savings Plan with more than 10 years of service on the Frozen Date other than any employee who has been elected as a full member of the ESERP and has reached age 60. The transition benefit is intended to compensate long service employees for a limited period for the loss of the accrual of future benefits under the Salaried Plan. We believe that the Savings Plan is competitive with the retirement plans offered by other chemical companies. On May 1, 2009, the 6% company matching contributions were suspended for all Plan participants, including executive officers. The Plan's 6% company matching contribution was reinstated on January 1, 2010 for all participants, including executive officers.

Supplemental Savings Plan: Benefits under the Savings Plan are limited by various IRS regulations on the salary covered and maximum annual contributions. We offer participation in a supplemental savings plan to all U.S. employees whose benefits under the Savings Plan are limited by IRS regulations. The Supplemental Savings Plan is designed to provide similar benefits to those available under the Savings Plan except that the maximum contribution is limited to 25% of a participant's annual salary and bonus. Contributions to the Supplemental Savings Plan are held in trust for the benefit of the participants, though the trust fund would be subject to the claims of our creditors. We invest the funds held in trust in actual mutual funds that correspond with various hypothetical investment accounts selected by the participants. Accordingly, the investment returns earned by participants are supported by actual underlying investments made by us. The hypothetical investments available to participants are generally the same as the investment alternatives available under the Savings Plan.

Group Insurance Cadres Plan: This plan, which is available to Belgium employees only, is payable at age 65 and provides participants a retirement benefit calculated approximately as the average of the five last annual salaries limited to $56,193 times 2.83 plus the portion of the average of those salaries in excess of $56,193 times 10.52, the sum of which is multiplied by a percentage calculated as the number of seniority years (defined as the number of years from date of hire to age 65) divided by 40. Employees contribute to the fund an amount equal to 0.5% of annual gross salary limited to $56,193 plus 4% of the portion of annual gross salary in excess of $56,193, the remaining portion of the benefit is paid by a subsidiary of the Company. This plan includes provisions for early retirement, disability or death. Mr. Aranzana is the only executive officer who participates in this plan. The dollar values in this paragraph are based on an exchange rate of $1.321 per euro.

AXA Supplemental Pension Plan: Benefits under the AXA Supplemental Pension Plan are offered to Belgium employees above a specific salary grade level and are payable at age 65. The Plan is funded by employee deferral of a determined percentage of annual incentive payouts, specific to salary grade level and subject to minimum/maximum limitations. The plan guarantees a fixed rate of return of 3.25% as well as a profit sharing interest of 0.25% on the contributions. The Company pays the insurance tax and the social security charges related to the contribution. Mr. Aranzana is the only executive officer who participates in this plan. This plan was discontinued on December 31, 2009.

Allianz Supplemental Pension Plan: Benefits under the Allianz Supplemental Pension Plan are offered to employees on the Belgian payroll only above a specific salary grade and are payable at the age of 65. The Plan is funded by employee deferral of a determined percentage of annual incentive payouts, specific to a salary grade level. The plan guarantees a fixed rate of return of 3.25% plus profit sharing interest. The Company pays all relevant taxes and social security charges related to the contribution. Mr. Aranzana is the only executive officer who participates in this plan. This plan was instated on January 1, 2010, and replaces the AXA Supplemental Pension Plan.

Deferred Stock Awards: Under Cytec's 1993 Plan, the Committee may grant deferred stock awards ("Deferred Stock Awards"). The Committee has generally granted Deferred Stock Awards at an executive officer's request in lieu of performance stock awards or restricted stock awards that would otherwise vest. Deferred Stock Awards are phantom shares of Cytec stock that accrue dividends in the form of additional shares of Deferred Stock Awards. The Deferred Stock Awards are paid in the form of an equivalent number of shares of Cytec stock after an executive retires. Also under this plan, directors are entitled to receive their annual retainer fees in the form of Deferred Stock Awards rather than cash. These Deferred Stock Awards are paid in shares of actual Cytec stock after the director ceases to be a director.

Deferred Compensation Plan: Under this plan, an executive officer may elect to defer any compensation in excess of $1 million per year to the extent it would be a non-deductible expense for the Company as a result of IRS section 162(m). Mr. Fleming is the only executive officer who is a current participant of this Plan. He received a Deferred Stock Award of equivalent value to the compensation deferred under this plan in March, 2010.

Executive Income Continuity Plan: All executive officers are automatically members of this Plan. This plan is intended to help retain the services of our executive officers and to reinforce and encourage the continuing attention, dedication and loyalty of these executives without the distraction of concern over the possibility of involuntary or constructive termination of employment resulting from unforeseen developments, by providing income continuity for a limited period. This plan provides that members will receive a benefit on termination of their employment unless such termination is (i) on account of death, disability or retirement, (ii) by us for cause, or (iii) by the member without good reason (as defined in the plan). Generally, "good reason" for termination by a member involves reductions in compensation or other actions by us inconsistent with the member's status unless such action is uniformly applied to all executive officers. The benefit payable is one time annual salary and bonus or, if the termination occurs after a change in control, three times annual salary and bonus, subject to some exceptions. The plan also provides for certain miscellaneous payments, including relocation payments, certain legal fees, and expenses incurred in seeking new employment.

The Committee believes the Executive Income Continuity plan addresses the risk of an executive losing his or her job, particularly during periods of uncertainty, in a manner that allows the executive to remain focused on the Company's interests. The Committee further believes that the plan meets specific concerns of executives that are not addressed by other elements of the compensation package. Accordingly, the Committee does not consider benefits that might or might not be paid under the Executive Income Continuity Plan when it establishes other elements of an executive's compensation.

Compensation Taxation Equalization Plan: This plan provides that we will reimburse any employee, executive officer or director for any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the "Code") on compensatory payments defined as an excess parachute payment under Code Section 280G, plus all other taxes imposed on the reimbursement.

Perquisites: We provide limited perquisites to our executive officers. The perquisites provided to the named executive officers are set forth in column (i) of the Summary Compensation Table.

Relocation and Expatriation Packages: We have an international mobility policy, which includes programs, procedures and processes for long-term assignments, short-term or limited duration assignments and permanent relocation. These policies cover the various aspects of moving, compensation and reimbursement methods and are designed to strike a balance between the costs in the employee's home country and costs of the new location. For the duration of the assignment, the relocated employee continues to follow as much as possible the home location compensation rules and benefit schedules. This approach facilitates the reintegration process at the conclusion of the assignment. We compare compensation and living expenses to norms and make adjustments or allowances for such factors as sale of home, differences in housing and living costs and differing tax structures. In 2010, Messrs. Fleming and Aranzana received benefits under these policies.

Consultant to the Compensation Committee

The Company paid approximately $950,000 in aggregate fees to Towers during 2010 for executive compensation consulting and other human resources related services consisting of:

- Executive compensation consulting services $28,450;
- Human capital management $18,000;
- Actuarial, retirement, health and welfare benefit related fees $618,775; and
- Foreign actuarial, retirement, health and welfare benefit related fees $284,546

The Committee reviewed the other fees received by Towers' from the Company and determined that Towers' was independent with respect to the executive compensation services it provided the Committee. Notwithstanding this determination, the Committee decided in January 2010 to retain an executive compensation consultant with no other relationship to the Company to avoid any appearance of lack of independence. To this end, the Committee retained Cogent as the Committee's independent consultant for the 2011 annual compensation review. Cogent does not provide any other services to the Company.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE REPORT

This Committee has reviewed and discussed with the management of Cytec the CD&A section. Based on this review and the Committee's discussions with management, this Committee recommended to the Board of Directors that the CD&A be included in Cytec's Proxy Statement for Cytec's 2011 Annual Stockholder Meeting.

This Committee believes that the compensation program established for Cytec and described in the CD&A is strongly performance-driven and has contributed to retaining and motivating highly qualified management personnel.

Compensation and Management Development Committee

A.G. Fernandes, Chairperson   L.L. Hoynes, Jr.   T.W. Rabaut   J.R. Satrum

February 25, 2011

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
S.D. Fleming	2010	$812,000	$349,061	$1,370,262	$1,428,000	$105,639	$145,665	$4,104,988
Chairman, President	2009	$800,000	$ 0	$ 859,000	$ 480,000	$ 53,383	$617,968	$2,756,968
and Chief Executive Officer[1]	2008	$492,500	$450,000	$ 638,563	$ 247,167	$ 41,055	$957,785	$2,786,015
D.M. Drillock	2010	$409,000	$123,521	$ 465,789	$ 468,650	$139,999	$ 74,640	$1,541,600
Vice President and	2009	$400,000	$ 0	$ 332,433	$ 144,000	$ 72,336	$ 68,525	$ 944,958
Chief Financial Officer	2008	$400,000	$300,000	$ 440,000	$ 163,164	$ 56,531	$ 98,962	$1,402,126
F. Aranzana	2010	$445,425	$ 91,306	$ 324,426	$ 438,845	$ 0	$151,842	$1,451,844
President, Cytec	2009	$454,025	$ 0	$ 201,865	$ 192,960	$ 0	$183,086	$1,031,936
Specialty Chemicals[2]	2008	$437,157	$ 63,558	$ 158,850	$ 65,979	$ 0	$172,740	$ 898,284
R. Smith	2010	$361,656	$ 85,931	$ 322,758	$ 382,069	$ 55,212	$ 54,462	$1,206,876
Vice President, General	2009	$355,000	$ 0	$ 223,340	$ 117,150	$ 23,668	$ 47,961	$ 743,451
Counsel and Secretary	2008	$355,000	$200,000	$ 321,200	$ 145,431	$ 17,858	$ 76,376	$1,098,007
W. G. Wood **President – Cytec Engineered Materials**[3]	2010	$320,333	$ 62,024	$ 295,800	$ 338,106	$ 59,609	$ 63,849	$1,079,779

(1) Mr. Fleming was elected Chairman, President and Chief Executive Officer effective January 1, 2009. Prior thereto, he was President and Chief Operating Officer of Cytec since June 27, 2008, and President-Cytec Specialty Chemicals prior to June 27, 2008.

(2) Mr. Aranzana was elected President, Cytec Specialty Chemicals and an executive officer of the Company on June 27, 2008. Prior to June 27, 2008, Mr. Aranzana was Vice President, Cytec Surface Specialties. All amounts reported for Mr. Aranzana were paid in euros and converted to U.S. dollars based on exchange rates of US$1.3210, US$1.3970 and US$1.4777 per euro for the 2010, 2009, and 2008 amounts, respectively.

(3) Mr. Wood was elected President, Cytec Engineered Materials, on November 1, 2009, and an Officer of the Company on April 22, 2010. Prior to November 1, 2009, he was Vice President-Commercial Operations, Cytec Engineered Materials.

The amounts reported in column (c) of the Summary Compensation Table represent the base salary of each of the named executive officers during the periods reported prior to any deferrals of income by such executive officers under the terms of our existing Savings Plan or the Supplemental Savings Plan.

The amounts reported in column (e) of the Summary Compensation Table represent the fair market value of the restricted stock units on the date of grant for 2010 and performance stock on the date of grant for 2008.

The amounts reported in column (f) of the Summary Compensation Table represent the fair market value of the options on the date of grant. The fair value of each option is estimated using a binomial-lattice option valuation model. The assumptions made in this valuation are incorporated by the reference from footnote 4 to our Consolidated Financial Statements for the year ended December 31, 2010.

The amounts reported in column (g) of the Summary Compensation Table represent the amounts paid under the annual incentive plan prior to any income deferrals for each of the periods reported. The annual incentive plan is generally described under the heading "Total Direct Compensation Components – Annual Incentive" above and the annual incentive target amounts for 2010 are shown in the "Grants of Plan-Based Awards" table below. The annual incentive amounts paid for 2010 performance was 175% of target for all executive officers on the corporate incentive plan. Annual incentive amounts paid to executive officers on the corporate plan for the 2010 performance year were determined based on actual adjusted EPS of $3.60, which exceeded the $2.05 adjusted EPS target for a maximum payout of 100%; the achievement of 8 days net working capital improvement over 2009 achieved levels, which was above the stretch target of 5 days over 2009 achieved levels for a maximum payout of 40%; and 35% payout for the 2010 non-financial objectives, as outlined below:

Performance Metric	Target Goal	Goal Achievement	Achievement +/- from Target	Achieved Payout %		Plan Weighting Factor		Weighted Achievement Payout Factor (% of Target)
Adjusted EPS	$2.05	$3.60	+$1.55	200%	x	50%	=	100%
Working Capital Improvement	Maintain 2009 Levels	8 days	+8 days	200%	x	20%	=	40%
Non-financial Goals . . .	100	116.625	+16.625	116.625%	x	30%	=	35%

(1) The achieved adjusted EPS for fiscal year 2010 exceeded the stretch target goal of $2.46 for a maximum payout of 200%.

(2) The achieved Working Capital Improvement exceeded the stretch target of 5 days improvement over 2009 achieved levels for a maximum payout of 200%.

(3) The achieved non-financial goals exceeded the target score of 100 for a 116.625% payout.

As an example, Mr. Fleming's annual incentive for 2010 was determined by the following formula:

Annual Incentive = ((Annual Salary * Annual Incentive Target %)* ((0.5 * Actual 2010 Adjusted EPS goal achievement %) + (0.2 * Actual Net Working Capital Improvement goal achievement %) + (0.3 payout on non-financial goal achievement))).

Accordingly,

Annual Bonus = (($816,000 * 100%) * ((0.5 * 200%) + (0.2 * 200%) + (0.3 * 116.625%))) = $816,000 *(100% + 40% + 35%) = $816,000 * 175% = $1,428,000.

The 2010 annual incentive multiplier for the business unit presidents was calculated using the same formula as the corporate annual incentive, replacing EPS targets with business unit EBIT targets with a 40% weighting and corporate and business unit non-financial objectives weighted 10% and 30%, respectively. Mr. Aranzana's achieved annual incentive payout percent of target for 2010 performance was 177%, based on Cytec Specialty Chemicals business unit annual incentive targets and Mr. Wood's achieved annual incentive payout percent of target for 2010 performance was 176%, based on Cytec Engineered Materials business unit annual incentive targets. Mr. Wood's annual incentive amount paid for 2010 performance includes $51,666 that was based on the achievement of a "stretch" working capital improvement goal in 2009 and "banked" for 2010, prior to Mr. Wood's election to officer of the Company on April 22, 2010. The "banked" portion was earned in 2010 based on the maintenance of the working capital improvement level achieved in 2009. Mr. Wood's annual incentive payout for 2010 performance is $286,440. Mr. Wood, in association with his prior non-officer role, is the only executive officer that was eligible to receive an incremental incentive for Working Capital performance associated with the 2009 annual incentive plan i.e. "the banked portion".

The amounts reported for 2008 include performance cash paid with respect to the 2008 performance period.

The amounts reported in column (h) of the Summary Compensation Table represent the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all of our defined benefit plans during the periods reported, including results of changes in actuarial assumptions. The actuarial present value of each named executive officer's accumulated benefit under each of our defined benefit plans at December 31, 2010, is set forth in the Pension Benefits table below.

The amounts reported for 2010 in column (i) of the Summary Compensation Table include matching contributions and transition benefits paid by the Company under the terms of our Savings Plan and Supplemental Savings Plan with respect to deferrals by the U.S. executive officers in 2010 as follows:

Name	Matching Contributions	Transition Benefits	Profit Sharing Contributions	Total
S.D. Fleming	$25,373	$48,690	$24,459	$98,522
D.M. Drillock	$16,127	$40,203	$17,230	$73,560
R. Smith	$16,871	$22,247	$14,659	$53,777
W. G. Wood	$14,717	$23,181	$12,766	$50,664

The transition benefits are intended to compensate long service employees for a limited period for the loss of the accrual of future benefits under the Salaried Plan.

The amounts reported for 2010 in column (i) of the Summary Compensation Table include Company contributions paid on behalf of Mr. Aranzana under the terms of the Company's Belgium Group Insurance Cadres Plan.

Name	Company Contributions
F. Aranzana	$20,819

The amounts reported in column (i) also include the values of perquisites and personal benefits provided to each named executive officer who received more than $10,000 in perquisites and personal benefits in 2010 as follows: Mr. Fleming ($27,914), Mr. Aranzana ($140,602) and Mr. Wood ($13,185). Mr. Fleming's perquisites and personal benefits include 2008 Belgium income taxes paid by the Company to the Belgian Tax Authority in relation to his expatriate assignment ending in July, 2008 and related tax gross-ups ($6,001), U.S. state tax advance ($7,528), and financial counseling/tax preparation fees ($12,500). Mr. Aranzana's perquisites and personal benefits in connection with his assignment in Belgium include tax preparation ($11,240), tax equalization ($2,984), and international schooling fees ($77,807) for his minor dependents. The amounts reported for Mr. Fleming and Mr. Aranzana were determined in accordance with our international mobility policy described under the heading "Benefits-Relocation and Expatriation Packages" above and which are generally applicable to all employees relocated across international borders. As is reasonable and customary in Belgium, other perquisites and personal benefits for Mr. Aranzana include a reimbursement of small business expenses ($4,518), meal allowance, company car and fuel ($23,415) and supplemental liability and medical insurance, and vacation pay ($7,146). Mr. Wood's perquisites and personal benefits include financial counseling/tax preparation fees ($12,500).

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) (c)	Target ($) (d)	Maximum[1] ($) (e)	All other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (l)
S. Fleming	1/27/2010	$0	$816,000*	$1,632,000			
	1/27/2010	$0	$675,000**	$1,535,625			
	1/27/2010				82,150	$37.59	$1,370,262
	1/27/2010				9,286	$37.59	$ 349,061
D. Drillock	1/27/2010	$0	$267,800*	$ 535,600			
	1/27/2010	$0	$230,000**	$ 523,250			
	1/27/2010				27,925	$37.59	$ 465,789
	1/27/2010				3,286	$37.59	$ 123,521
F. Aranzana	1/27/2010	$0	$247,935*	$ 495,870			
	1/27/2010	$0	$160,000**	$ 364,000			
	1/27/2010				19,450	$37.59	$ 324,426
	1/27/2010				2,429	$37.59	$ 91,306
R. Smith	1/27/2010	$0	$218,325*	$ 436,650			
	1/27/2010	$0	$155,000**	$ 352,625			
	1/27/2010				19,350	$37.59	$ 322,758
	1/27/2010				2,286	$37.59	$ 85,931
W. Wood	1/27/2010	$0	$162,750*	$ 325,500			
	4/22/2010	$0	$ 75,000***	$ 150,000			
	4/22/2010	$0	$150,000**	$ 341,250			
	1/27/2010				11,250	$37.59	$ 187,650
	4/22/2010				5,000	$48.64	$ 108,150
	1/27/2010				1,650	$37.59	$ 62,024

* Target amount for annual incentive award for the 2010 performance period. Plan amounts granted to Mr. Aranzana were based in euros and converted based on an exchange rate of US$1.3210 per euro.

** Target amount for performance cash award for the 2012 performance period.

*** Target amount for performance cash award for the 2011 performance period.

The target amounts for annual incentive awards for the 2010 performance period are set forth in column (d) of the table above. The actual amounts paid for the 2010 performance year with respect to these awards are set forth in column (g) of the Summary Compensation and Other Compensation Table.

At its January 27, 2010, meeting, the Committee finalized annual incentive targets for the performance period ending in 2010 and granted LTIs to each of the named executive officers consisting of stock options, time-based restricted stock units and a performance award payable in cash for the performance period ending 2012. The performance awards have a target payout as set forth in the second line of column (d) above which will be achieved if the targets for adjusted EPS and ROIC in the 2012 performance period are met. The Committee added a relative ROIC modifier to the 2012 performance cash award that can pay out up to an additional 27.5% of target for ROIC performance against the Company's stated Peer Group for the 2012 performance period. See "Total Direct Compensation Components – Long-Term Incentives."

The aggregate fair value of the stock options granted to each of the named executive officers determined as of the date of grant is set forth in column (l) above. The fair value of each option is estimated using a binomial-lattice option valuation model. The assumptions made in this valuation are incorporated by the reference from footnote 4 to our Consolidated Financial Statements for the year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable[1] (b)	Number of Securities Underlying Unexercised Options (#) Unexercis-able[2] (c)	Option Exercise Price ($) (e)	Option Expira-tion Date (f)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
S.D. Fleming	15,000	0	$47.5900	1/18/2015	9,286	$492,715.16
	22,000	0	$49.4900	2/7/2016		
	20,000	0	$58.2200	1/30/2017		
	16,666	8,334	$52.4800	1/28/2018		
	7,500	3,750	$55.1000	6/26/2018		
	33,333	66,667	$22.4500	1/27/2019		
	0	82,150	$37.5900	1/26/2015		
D.M. Drillock	18,200	0	$26.7000	1/19/2013	3,286	$174,355.16
	15,000	0	$37.1100	1/20/2014		
	15,000	0	$47.5900	1/18/2015		
	12,000	0	$49.4900	2/7/2016		
	10,000	0	$58.2200	1/30/2017		
	10,000	0	$58.8000	5/29/2017		
	16,666	8,334	$52.4800	1/28/2018		
	12,900	25,800	$22.4500	1/27/2019		
	0	27,925	$37.5900	1/26/2015		
F. Aranzana	5,000	0	$49.4900	2/7/2016	2,429	$128,882.74
	7,000	0	$58.2200	1/30/2017		
	6,000	3,000	$52.4800	1/28/2018		
	7,833	15,667	$22.4500	1/27/2019		
	0	19,450	$37.5900	1/18/2015		
R. Smith	20,000	0	$24.0000	1/20/2012	2,286	$121,295.16
	20,000	0	$26.7000	1/19/2013		
	20,000	0	$37.1100	1/20/2014		
	15,000	0	$47.5900	1/18/2015		
	15,000	0	$49.4900	2/7/2016		
	13,500	0	$58.2200	1/30/2017		
	12,166	6.084	$52.4800	1/28/2018		
	8,666	17,334	$22.4500	1/27/2019		
	0	19,350	$37.5900	1/26/2020		
W. G. Wood	9,000	0	$26.7000	1/19/2013	1,650	$ 87,549.00
	10,000	0	$37.1100	1/20/2014		
	10,000	0	$47.5900	1/18/2015		
	9,000	0	$49,4900	2/7/2016		
	8,000	0	$58.2200	1/30/2017		
	5,666	2,834	$52.4800	1/28/2018		
	3,450	6,900	$22.4500	1/27/2019		
	1,666	3,334	$32.8000	11/1/2019		
	0	11,250	$37.5900	1/26/2020		
	0	5,000	$48.6400	4/21/2020		

(1) All exercisable options are fully vested.

(2) The options shown in this column have the following vesting dates: (a) the options with an exercise price of $52.48 vested on January 29, 2011; (b) one-half of the options with an exercise price of $22.45 vested on January 28, 2011, and the other half will vest on January 28, 2012; (c) one-third of the options with an exercise price of $37.59 vested on January 27, 2011, one-third will vest on January 27, 2012, and the final third will vest on January 27, 2013; and (d) the options with an exercise price of $55.10 will vest on June 27, 2011; and (e) one-half of the options with an exercise price of $32.80 will vest on November 2, 2010 and the other half will est on November 2, 2011; and (f) one-third of the options with an exercise price of $48.64 will vest on April 22, 2011, one-third will vest on April 22, 2012, and the final third will vest on April 22, 2013.

All of the securities reported for Messrs. Fleming, Drillock, Smith, and Wood in columns (b) and (c) of the Outstanding Equity Awards table represent stock options with the exception of the securities expiring from January 1, 2016, through December 31, 2018, which are stock-settled SARs. The securities reported for Mr. Aranzana in columns (b) and (c) represent stock options with the exception of the securities expiring on February 7, 2016, which are stock-settled SARs. The unvested equity awards reported in column (i) represent restricted stock units that had not vested as of December 31, 2010. The value of the unvested equity incentive awards set forth in column (j) above was determined using the closing price of Cytec common stock, $53.06, on December 31, 2010, the last trading day of the year.

OPTION EXERCISES AND STOCK VESTED

The following table summarizes stock option exercises for the named executive officers during 2010.

	Option Awards		**Stock Award**	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($) (e)**
S.D. Fleming	0	$ 0	0	$0
D.M. Drillock	36,400	$809,092	0	$0
F. Aranzana	0	$ 0	0	$0
R. Smith	11,300	$201,007	0	$0
W. G. Wood	4,000	$ 74,349	0	$0

Columns (b) and (c) in the Option Exercises and Stock Vested table set forth the number of options exercised during 2010 by each of the named executive officers and the pre-tax value realized on exercise. Column (d) of the table sets forth the number of shares of performance and time restricted stock that vested during 2010.

PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)
S.D. Fleming	Past Service Plan	11	$ 98,502
	Salaried Plan	17	$369,292
	Supplemental Plan	17	$164,473
D.M. Drillock	Past Service Plan	15	$201,564
	Salaried Plan	17	$464,648
	Supplemental Plan	17	$208,615
R. Smith	Salaried Plan	17	$212,331
	Supplemental Plan	17	$ 65,503
W.G. Wood	Salaried Plan	13	$295,704
	Supplemental Plan	13	$ 36,683

The table above shows the present value of the accumulated benefits at December 31, 2010, for each of the named executive officers (U.S. only) under our defined benefit retirement plans. The table assumes that each named executive officer retires at the earliest age at which he is entitled to retire without any reduction in benefits for retiring before the normal retirement age of 65 for all the plans and uses the actual date, December 31, 2010. Under the terms of the Past Service Plan, the Salaried Plan and the Supplemental Plan, participants whose age plus years of service is at least 65 may retire at age 62 without any reduction in benefits for their early retirement. All of the named executive officers (U.S. only) met this condition at December 31, 2010. All of the plans are described under the heading "Benefits" above. Because no benefits have been accumulated under the Excess Plan for any of the named executive officers, it was not included in this table. None of the named executive officers has received any credits under any of the retirement plans for years not actually worked at Cyanamid or Cytec. The valuation method and all material assumptions applied in quantifying the present value of the accumulated benefit are incorporated by reference from footnote 4 to our Consolidated Financial Statements for the year ended December 31, 2010.

Also under the terms of the Past Service Plan, the Salaried Plan and the Supplemental Plan, participants whose age plus years of service is at least 65, may retire as early as age 55 with reduced benefits. Because the reduction in benefits is less than actuarially required, the present value of the accumulated benefits under these plans as shown in column (d) of the Pension Benefits table is less than the present value of the accumulated benefit to each of the named executive officers. The present value of each named executive officer's accumulated retirement benefits assuming he had retired on December 31, 2010, is shown in column (b) of the Potential Payments Upon Termination or Change in Control table on page 42.

NON-QUALIFIED DEFERRED COMPENSATION

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Balance at Last FYE ($) (e)
S.D. Fleming	$559,533	$62,997	$640,609	$2,463,675
D.M. Drillock	$ 20,092	$34,360	$237,739	$1,047,229
F. Aranzana	$136,847	$ 0	$ 35,475	$ 692,694
R. Smith	$ 47,844	$20,739	$300,588	$1,676,780
W.G. Wood	$ 29,832	$17,667	$ 25,232	$ 228,585

The amounts reported in column (b) consist of contributions by the named executive officer to the supplemental savings plan. The named executive officer's contribution to the supplemental savings plan are included in the amounts reported in column (c) and (g) of the Summary Compensation table. As a participant in the Allianz Supplemental Savings Plan, Mr. Aranzana is required to contribute 75% of his annual incentive to the Plan. Registrant Contributions reported in column (c) of the table above are matching contributions and transition benefits we paid for the benefit of the named executive officers under the terms of the Supplemental Savings Plan. All of these amounts are reflected in column (i) of the Summary Compensation Table.

Aggregate earnings during 2010 on non-qualified deferred compensation reported in column (d) of the table above were calculated by valuing each named executive officer's hypothetical investments in the Supplemental Savings Plan and his Deferred Stock Awards at December 31, 2010, less the value of his hypothetical investments and Deferred Stock Awards at December 31, 2009, less executive and registrant contributions during 2010.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL[1]

Name (a)	Voluntary or Termination by Company for "Cause" (b)	Resignation by Executive for "Good Reason", Termination by Company without "Cause" (c)	Death (d)	Disability (e)	Change in Control (f)
S.D. Fleming					
Cash Severance		$1,632,000			$ 4,896,000
Accelerated Vesting of LTIs			$5,215,193	$5,215,193	$ 8,254,633
Present Value of Retirement Benefits	$ 823,513	$ 823,513	$1,541,785	$3,083,571	$ 3,083,571
Benefits Continuation		$ 55,508			$ 55,508
280G Excise Tax Gross Up					$ 6,547,096
Total	$ 823,513	$2,511,021	$6,756,978	$8,298,763	$22,836,807
D. M. Drillock					
Cash Severance		$ 679,800			$ 2,039,400
Accelerated Vesting of LTIs			$2,047,577	$2,047,577	$ 3,267,562
Present Value of Retirement Benefits	$1,139,487	$1,139,487	$1,190,524	$2,381,049	$ 2,381,049
Benefits Continuation		$ 35,544			$ 35,544
280G Excise Tax Gross Up					$ 2,839,426
Total	$1,139,487	$1,854,831	$3,238,102	$4,428,626	$10,562,981
F. Aranzana					
Cash Severance		$2,165,691[2]			$ 2,216,778
Accelerated Vesting of LTIs			$1,185,619	$1,185,619	$ 1,833,491
Present Value of Retirement Benefits	$1,546,549	$1,546,549	$2,199,969	$1,546,549	$ 1,546,549
Benefits Continuation					
Total	$1,546,549	$3,712,240	$3,385,588	$2,732,168	$ 5,596,818
R. Smith					
Cash Severance		$ 582,200			$ 1,746,600
Accelerated Vesting of LTIs			$1,385,307	$1,385,307	$ 2,199,185
Present Value of Retirement Benefits	$ 485,484	$ 485,484	$ 656,734	$1,313,467	$ 1,313,467
Benefits Continuation		$ 40,654			$ 40,654
280G Excise Tax Gross Up					$ 2,147,869
Total	$ 485,484	$1,108,338	$2,042,041	$2,698,774	$ 7,447,776
W. Wood					
Cash Severance		$ 490,006			$ 1,470,019
Accelerated Vesting of LTIs			$ 664,086	$ 664,086	$ 1,014,086
Present Value of Retirement Benefits	$ 468,270	$ 468,270	$ 390,708	$ 781,416	$ 781,416
Benefits Continuation		$ 56,234			$ 56,234
280G Excise Tax Gross Up					$ 1,011,643
Total	$ 468,270	$1,014,510	$1,054,794	$1,445,502	$ 4,333,398

(1) The values in this table were calculated assuming that termination of the named executive officers occurred on December 31, 2010.

(2) Based on our estimate of Belgian statutory requirements.

On termination of employment of any of our U.S. employees, including any of the named executive officers, for any reason, the employee is entitled to receive his unpaid base salary through the date of termination, compensation for any vacation days accrued in the year of his termination but not taken, his vested retirement benefits accrued under our retirement plans, any vested non-qualified deferred compensation account balances and to exercise his then exercisable options and SARs. These benefits are called the Basic Termination Benefits and the value of each executive officer's non-qualified deferred compensation balance is set forth in column

(e) of the Non-Qualified Deferred Compensation table. The present value of an employee's vested retirement benefits on the date of his termination depends on the reasons for his termination and is described further below.

If we terminate employment of a named executive officer for Cause as defined in the Executive Income Continuity Plan, or if a named executive officer terminates his employment voluntarily and without Good Reason as defined in the Executive Income Continuity Plan, the named executive officer is entitled only to the Basic Termination Benefits. The present value of each named executive officer's accumulated retirement benefits in this circumstance is set forth in column (b) of the Potential Payment on Termination or Change in Control table.

If we terminate the employment of a named executive officer without Cause or if a named executive officer terminates his employment for "Good Reason," the executive is entitled to receive the Basic Termination Benefits plus (i) severance of one year of base salary and the greater of his target annual incentive award calculated on his current base salary or the average percent payout on his target annual incentive during the two preceding years multiplied by his target annual incentive award, and (ii) continuation for two years of all employee benefit plans and programs other than retirement benefit plans and disability benefits. The amounts of these additional benefits for each of the named executive officers are set forth in column (c) of the Potential Payments upon Termination or Change in Control table. These additional payments are payable under the terms of our Executive Income Continuity Plan. These additional amounts are not payable unless the named executive officer waives all claims against us arising out of termination of his employment or for any period after the named executive officer violates the term of his non-compete agreement with us.

In the event of the death of an executive officer, the estate of the named executive officer would be entitled to receive his Basic Termination Benefits. In lieu of the named executive officer receiving benefits under our retirement plans, the spouse of any named executive officer would be entitled to receive a benefit under our retirement plans. For executive officers whose age plus years of service equals at least 65, the spouse's benefit would be calculated as if the named executive officer had been elected a full member of the ESERP with five years of projected service, elected a joint and 50% survivor annuity option, had retired on the date of his death and had survived to age 60. The present value of this benefit is set forth in the retirement benefits row of column (d) of the Potential Payments upon Termination or Change in Control table. The named executive officer's estate would also be entitled to retain his unvested RSUs and his nonexercisable stock options and SARs which would remain exercisable in accordance with their terms for a minimum period until one year after the date the last such option or SAR became exercisable. His estate would also be entitled to retain all of the Performance Awards granted to him in 2008, 2/3 of the Performance Award granted to him in 2009 and 1/3 of the Performance Award granted to him in 2010, and would receive payment on those portions of the award if and when the performance condition for those awards were satisfied for the 2010, 2011 and 2012 performance periods, respectively. The aggregate value of (i) the unvested RSUs valued at the closing price of our common stock at December 31, 2010, the currently non-exercisable options and SARs (valued at the difference between the closing price of our common stock at December 31, 2010, and the exercise price of the awards); and (ii) the Performance Awards (valued as if the target conditions for 100% vesting were met and in the case of performance awards payable in stock valued at the closing price of our common stock at December 31, 2010, without any discount for the delays until the vesting date) is set forth in the accelerated vesting of LTIs row of column (d) in the Potential Payments Upon Termination or Change in Control.

In the event employment of a named executive officer is terminated by reason of his total and permanent disability, as defined in the Salaried Plan, the named executive officer would be entitled to receive exactly the same amounts as his estate would have received in the event of his death except with respect to his retirement benefits. Under the terms of the ESERP, on his total and permanent disability the named executive officer would be entitled to receive on a current basis his annual pension benefit under the retirement plans without any actuarial reduction. The present value of this benefit is set forth in the Present Value of Retirement Benefits row of column (e) of the Potential Payments Upon Termination or Change in Control table.

Under our Executive Income Continuity Plan, if, after a change in control, a named executive officer terminates his employment for Good Reason or has his employment terminated by the Company without Cause, he will be entitled to (i) receive severance of three year's base salary and the greater of three times his target annual incentive award calculated on his then current base salary or the average percentage payout on his target annual inventive award during the two preceding years multiplied by his target annual incentive award; and (ii) continuation for two years of all employee benefit plans and programs other than retirement benefit plans and disability benefits. The amounts of these benefits are set forth in the Cash Severance and Benefits Continuation rows of column (f) of the Potential Payment upon Termination or Change in Control table. Additionally, upon a Change in Control, under the terms of the 1993 Plan and the awards made thereunder, all Performance Cash or Performance Stock in lieu of Performance Cash Awards would vest in the name of each executive as if the 200% target conditions had been met, all unvested RSUs would vest and all unexercisable stock options would vest and be exercisable. The aggregate value of these benefits is set forth in the Accelerated vesting of LTIs row of column (f) of the Potential Payment Upon Termination or Change in Control.

Under the ESERP, on a change in control, each of the named executive officers would become a full member of the ESERP entitled to five additional years of service. Additionally, if the named executive officer's employment was thereafter terminated by the Company without cause or by the executive for Good Reason, the executive would be entitled to receive retirement benefits at age 55 without any actuarial reduction. To the extent the present value of this benefit exceeds the present value of the benefits payable to the named executive officers under the qualified plans, it will be paid to the executive officers in a lump sum calculated using discount rates and assumptions specified in the ESERP. The present value of each named executive officer's accumulated retirement benefits in this circumstance is set forth in column (f) of the Potential Payments on Termination or Change in Control.

The 280G Excise Tax Gross Up line for each of the named executive officers shows the amount that would be payable to each executive officer under our Compensation Taxation Equalization Plan if the named executive officer were terminated without Cause on December 31, 2010, after a change in control of the Company. See "Benefits – Compensation Taxation Equalization Plan".

DIRECTOR COMPENSATION

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($) (e)
C.A. Davis[1]	$54,137	$105,000	$159,137
A.G. Fernandes	$22,918	$140,000	$162,918
L.L. Hoynes		$140,000	$140,000
B.C. Johnson	$77,500	$ 70,000	$147,500
C.P. Lowe		$140,000	$140,000
W.P. Powell	$77,500	$ 70,000	$147,500
T. Rabaut		$140,000	$140,000
J.R. Satrum	$70,000	$ 70,000	$140,000
R. P. Sharpe	$ 5,219	$140,000	$145,219
J.R. Stanley[2]	$72,301	$ 70,000	$142,301

(1) Ms. Davis served as Lead Director of our Board until April 22, 2010. Mr. Fernandes was appointed Lead Director of our Board on April 22, 2010.

(2) Mr. Stanley retired from our Board effective January 3, 2011.

Our directors have been paid partly in cash and partly with grants of restricted stock since January 1, 2009.

Annual Retainer Fee: Each director is paid an annual retainer fee of $70,000 in cash. Our Lead Director of the Board is paid an additional retainer fee of $20,000. Chairs of Committees of the Board receive retainer fees of $7,500 for such service, or $9,000 in the case of the Chair of the Compensation and Management

Development Committee and $13,000 in the case of the Chairperson of the Audit Committee. Annual retainer fees are paid in four quarterly installments in arrears and are prorated if a director serves for only part of a calendar year. Directors may elect to receive their annual retainer fee in the form of a deferred stock award. A deferred stock award represents a phantom grant of Cytec's common stock and is awarded under the 1993 Stock Plan. Dividend equivalents are paid on deferred stock awards in the form of additional deferred stock awards. Once a director is no longer serving as a director, the deferred stock award is paid to the director in actual shares of our common stock either in a lump sum or over a period of up to 15 years depending on the director's election. The $70,000 Annual Retainer fee is reflected in column (b) above for the five directors who received this fee in cash for all or part of 2010 and in column (c) of the table above for the six directors who received all or part of the fee in the form of a deferred stock award.

Restricted Stock Award: Each director is granted a restricted stock award for $70,000 in value of Cytec common stock on the date of each Annual Meeting of Stockholders if the director is to continue in office past the date of that Annual Meeting. These awards are made pursuant to the 1993 Plan. The number of shares of restricted stock awarded is determined using the closing price of Cytec's common stock on the date the award is granted. The restricted stock awards vest on the third anniversary of the grant date if the recipient has not resigned from our Board or refused to stand for re-election. Directors may elect to defer vesting their restricted stock by receiving a deferred stock award of equivalent value. The value at grant of the annual restricted stock award is reflected in column (c) above all directors who received this grant in 2010.

In accordance with the 1993 Plan, we also grant each new director a restricted stock award for $75,000 in value of Cytec's common stock on the date he or she joins the Board. This restricted stock award also vests on the third anniversary of the grant date if the recipient has not resigned from our Board or refused to stand for re-election.

At December 31, 2010, directors held unvested restricted stock awards as follows: Ms. Davis, 6,245 shares; Mr. Fernandes, 6,245 shares; Mr. Hoynes, 6,245 shares; Mr. Johnson, 6,245 shares; Ms. Lowe, 6,245 shares; Mr. Powell, 6,245 shares; Mr. Rabaut, 6,245 shares; Mr. Satrum, 6,245 shares; Mr. Sharpe, 7,054 shares; and Mr. Stanley, 6,245 shares. At December 31, 2010, directors held the following options to purchase our stock: Ms. Davis, 19,500 shares; Mr. Fernandes, 15,000 shares; Mr. Hoynes, 6,000 shares; Mr. Johnson, 10,500 shares; Mr. Powell, 19,500 shares; Mr. Satrum, 19,500 shares; Mr. Sharpe, 6,000 shares; and Mr. Stanley, 10,500 shares.

We require each director to attain and hold an ownership stake in our Company having a value equal to five times the annual cash retainer fee of $70,000. We believe this requirement helps to align directors' interests with those of stockholders. Directors must achieve the required ownership within five years from the later of their initial election to the Board or January 1, 2008, the date we increased the annual cash retainer fee to $70,000. We determine stock ownership net of any shares with respect to which economic risk of ownership has been hedged. We include deferred stock awards and restricted stock awards as shares owned by a director even if the vesting condition has not yet been satisfied.

The compensation program described above does not apply to our affiliated directors. Mr. Fleming, our Chairman, President and CEO, does not receive any additional compensation for serving as director and Chairman of the Board. The compensation he receives as an executive officer is set forth in the Summary Compensation Table on page 34.

TIMELY SUBMISSION OF STOCKHOLDER PROPOSALS

We expect to hold the 2012 annual meeting of stockholders on April 19, 2012. Proposals which stockholders intend to present at such meeting must be received by us at our executive offices in Woodland Park, New Jersey, by November 12, 2011, for inclusion in our notice, proxy statement and proxy relating to that meeting. In addition, our By-Laws provide that in order for any business not specified in the notice of meeting to be properly brought before a stockholders' meeting by a stockholder, the stockholder must have given written notice to our Secretary which must be received at our principal office not less than 60 nor more than 90 days prior to the meeting. (If less than 75 days' notice or public disclosure of the date of the meeting was given, then such notice must be received by the close of business on the 15th day following the date of notice or public disclosure of the date of the meeting). The notice must describe the business desired to be brought before the meeting, the name, record address and number and class and series of shares owned by the stockholder and any material interest of the stockholder in such business.

ATTENDANCE AT ANNUAL MEETING

The 2011 Annual Meeting of Stockholders will be held at 1:00 p.m. on April 21, 2011, at the Marriott Glenpointe Hotel, Teaneck, NJ 07666. Admission to the meeting is limited to our stockholders or their designated representatives (including "street name" stockholders who can show that they beneficially owned our common stock on the record date). One admission ticket to the meeting is attached to the proxy sent to each stockholder. If you intend to attend the meeting, please detach and retain the admission ticket and check the "will attend" box on the form of proxy itself to validate the admission ticket. Only ticket-holders will be admitted to the Annual Meeting.

OTHER MATTERS

We will pay the cost of soliciting proxies, including reimbursement of banks, brokerage firms, custodians, nominees and fiduciaries for their expenses in sending proxy material to the beneficial owners of common stock. In addition to the use of the mail, proxies may be solicited by our employees personally, by telephone, by telefax or by electronic communication. We may engage Georgenson Inc. to assist in the solicitation of proxies at a fee estimated to be $7,500 plus reimbursement of its outside expenses.

If any further business not described in this proxy statement properly comes before the meeting, the persons named in the enclosed form of proxy will vote, in their discretion, as recommended by our Board of Directors or, if no recommendation is given, all in accordance with their best judgment. We did not have notice, in accordance with the By-Law described under "Timely Submission of Stockholder Proposals" of any additional matter intended to be brought before the meeting.

R. Smith
Secretary

The Compensation and Management Development Committee Report and the Audit Committee Report that appear in this proxy statement do not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporates the information by reference, and shall not otherwise be deemed "filed" under said Acts.

Exhibit A

CYTEC INDUSTRIES INC.
1993 STOCK AWARD AND INCENTIVE PLAN

As Amended & Readopted 1/27/97 & 5/12/97
and as Further Amended on 4/11/02
and as Further Amended & Readopted on 1/21/03 & 4/17/03
and as Further Amended on 10/16/03, 1/01/06 & 12/07/06
and as Further Amended & Readopted on 1/30/08 & 4/17/08
and as Further Amended & Readopted on 1/27/2011 & 4/21/11

1. *Purpose; Types of Awards; Construction.*

The purpose of the 1993 Stock Award and Incentive Plan of Cytec Industries Inc., as amended (the "Plan"), is to afford an incentive to selected employees, prospective employees, non-employee Directors and independent contractors of Cytec Industries Inc. (the "Company"), or any Subsidiary or Affiliate which now exists or hereafter is organized or acquired, to acquire a proprietary interest in the Company, to continue as, or become, employees, directors, or independent contractors, as the case may be, to increase their efforts on behalf of the Company and to promote the success of the Company's business. Pursuant to Section 6 of the Plan, there may be granted Stock Options, stock appreciation rights and limited stock appreciation rights (either in connection with options granted under the Plan or independently of options), restricted stock, restricted stock units, interest equivalents, dividend equivalents, deferred cash awards, deferred stock awards, and other stock-based or cash-based awards.

The Plan is amended and restated effective January 27, 2011. The Plan, as amended and restated, is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder and related guidance issued by the Internal Revenue Service ("IRS").

2. *Definitions.*

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means any entity if, at the time of granting of an Award, (i) the Company, directly or indirectly, owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity or (ii) such entity, directly or indirectly, owns at least 20% of the combined voting power of all classes of stock of the Company.

(b) "Award" means any Option, SAR (including a Limited SAR), Restricted Stock, Restricted Stock Unit, Interest Equivalent, Dividend Equivalent, Deferred Cash Award, Deferred Stock Award, Director's Restricted Stock, or Other Stock-Based Award or other Cash-Based Award granted under the Plan.

(c) "Award Agreement" means any written agreement, contract, grant letter, resolution of the Committee, or other instrument, document or resolution evidencing an Award.

(d) "Beneficiary" means the person, persons, trust or trusts which have been designated by a Grantee in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under the Plan upon his or her death, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" means:

(i) For Awards that were vested on or before December 31, 2004, "Change in Control" means a change in control of the Company which will be deemed to have occurred if:

(A) Any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (1) the Company, (2) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or (3) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Stock), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding voting securities; or

(B) During any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (A), (C), or (D) of this Section 2(f)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof; or

(C) The stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (1) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) 50% or more of the combined voting power of the voting securities of the Company or such surviving or parent entity outstanding immediately after such merger or consolidation, or (2) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquired 50% or more of the combined voting power of the Company's then outstanding securities; or

(D) The stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets (or any transaction having a similar effect).

(ii) For Awards granted on or after January 1, 2005, and Awards that were granted before, but not vested as of December 31, 2004, a Change of Control shall be deemed to occur on the date upon which one of the following events occurs:

(A) Any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of either the total fair market value or total voting power of the stock of the Company; or

(B) Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 35% or more of the total voting power of the Company; or

(C) A majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not recommended by a majority of the members of the Board prior to the date of the appointment or election; or

(D) Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition acquisitions.

(g) "Change in Control Price" means the higher of (i) the highest price per share paid in any transaction constituting a Change in Control or (ii) the highest Fair Market Value per share at any time during the 60-day period preceding or following a Change in Control.

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time.

(i) "Committee" means the committee consisting solely of directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 and as "outside directors" within the meaning of Section 162(m) of the Code who are appointed by the Board to administer the Plan.

(j) "Common Stock Account" means the common stock account established in the name of an employee or independent contractor, as specified in Section 6(i) of the Plan.

(k) "Company" means Cytec Industries Inc., a corporation organized under the laws of the State of Delaware, or any successor corporation.

(l) "Deferred Cash Account" means the deferred cash account established in the name of an employee or independent contractor, as specified in Section 6(i) of the Plan.

(m) "Deferred Cash Award" means any Award of cash made pursuant to Section 6(i) of the Plan which is to be credited to a Deferred Cash Account and paid in the future.

(n) "Deferred Stock Award" means any Award of Stock made pursuant to Section 6(h) of the Plan which is to be credited to a Common Stock Account and paid in the future.

(o) "Disability" means that a Grantee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

(p) "Dividend Equivalent" means a right, granted to a Grantee under Section 6(h) of the Plan, to receive cash, Stock, or other property equal in value to dividends paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis. Dividend Equivalents may not be granted in tandem with an Option, an SAR or a Limited SAR.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and as now or hereafter construed, interpreted and applied by regulations, rulings and cases.

(r) "Fair Market Value" means, with respect to Stock or other property, the fair market value of such Stock or other property determined by such methods or procedures as shall be established (except as provided below) from time to time by the Committee in its sole discretion. Unless otherwise determined by the Committee, the per share Fair Market Value of Stock as of any date after December 7, 2006 shall mean (i) the closing sales price per share of Stock on the national securities exchange on which the Stock is principally traded on that date (or, if there is no such sale on such exchange on that date, on the last preceding date on which there was a sale of such Stock on such exchange), or (ii) if the shares of Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Stock in such over-the-counter market on that date (or, if there is not such sale of such Stock in such over-the-counter market on that date, on the last preceding date on which there was a sale of such Stock in such market), or (iii) if the shares of Stock are not then listed on a national securities exchange or traded in an over-the counter market, such value as the Committee, in its sole discretion, shall determine. For purposes of Sections 8 and 9, only, of this Plan, the per share Fair Market Value of Stock as of any date after December 7, 2006 shall mean (i) the closing sales price per share of Stock on the national securities exchange on which the Stock is principally traded, on that date (or, if there is no such sale on such exchange on that date, on the last preceding date on which there was a sale of such Stock on such exchange), or (ii) if the shares of Stock are then traded in an over-the-counter market, the average of the closing bid and asked prices for the shares of Stock in such over-the-counter market on that date (or, if there is not such sale of such Stock in such over-the-counter market on that date, on the last preceding date on which there was a sale of such Stock in such market).

(s) "Grantee" means a person who, (i) as an employee, prospective employee or independent contractor of the Company, a Subsidiary or an Affiliate, or (ii) as a Non-Employee Director of the Company, has been granted an Award under the Plan.

(t) "Interest Equivalent" means a right granted to a Grantee under Section 6(h) of the Plan to receive cash, which may be deferred or paid currently, equal to the interest which would be earned on a specified amount of money, including money deferred in a Deferred Cash Account. Interest Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis. Unless the Committee otherwise provides to the contrary or except as otherwise provided in the Plan, Interest Equivalents paid on a deferred basis will be compounded on a quarterly basis.

(u) "ISO" means any Option intended to be, and designated as, an incentive stock option within the meaning of Section 422 of the Code.

(v) "Limited SAR" means a right granted pursuant to Section 6(c) of the Plan which shall, in general, be automatically exercised for cash upon a Change in Control.

(w) "Non-Employee Director" means a member of the Board who is not an employee of the Company, a Subsidiary or Affiliate.

(x) "NQSO" means any Option that is designated as a nonqualified stock option.

(y) "Option" means a right, granted to a Grantee under Section 6(b) of the Plan or Section 8 of the Plan, to purchase shares of Stock.

(z) "Other Cash-Based Award" means cash awarded under Section 6(j) of the Plan, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

(aa) "Other Stock-Based Award" means a right or other interest granted to a Grantee under Section 6(j) of the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, including, but not limited to (1) unrestricted Stock awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan, and (2) a right granted to a Grantee to acquire Stock from the Company for cash and/or a promissory note containing terms and conditions prescribed by the Committee.

(bb) "Performance Goals" shall have the meaning specified in Section 6A(c) of the Plan.

(cc) "Performance Measures" means the performance measures set forth as Exhibit A to the Plan, as provided in Section 6A(c) of the Plan.

(dd) "Plan" means this Cytec Industries Inc. 1993 Stock Award and Incentive Plan, as amended from time to time.

(ee) "Restricted Stock" means an Award of shares of Stock to a Grantee under Section 6(e) of the Plan, including Stock that may be designated as performance stock that may be subject to certain restrictions and to a risk of forfeiture.

(ff) "Restricted Stock Unit" means a right granted to a Grantee under Section 6(f) of the Plan to receive Stock or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria.

(gg) "Rule 16b-3" means Rule 16b-3, as from time to time in effect, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, including any successor to such Rule.

(hh) "Stock" means shares of the common stock, par value $.01 per share, of the Company.

(ii) "SAR" or "Stock Appreciation Right" means the right, granted to a Grantee under Section 6(c) of the Plan, to be paid an amount measured by the appreciation in the Fair Market Value of Stock from the date of grant to the date of exercise of the right, with payment to be made in cash, Stock, or property as specified in the Award or determined by the Committee.

(jj) “Subsidiary” means any entity in an unbroken chain of entities beginning with the Company if, at the time of granting of an Award, each of the entities (other than the last entity in the unbroken chain) owns stock or other indicia of ownership possessing 50% or more of the total combined voting power of all classes of stock or other indicia of ownership in one of the other entities in the chain.

(kk) “Unforeseeable Financial Emergency” shall mean a severe financial hardship to the Grantee resulting from:

(i) A sudden and unexpected illness or accident of the Grantee or of his or her spouse, Beneficiary or dependent (as defined in Section 152(a) of the Code);

(ii) The loss of a Grantee’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, for example, not as a result of a natural disaster);

(iii) Imminent foreclosure of or eviction from the Grantee’s primary residence;

(iv) The need to pay for medical expenses, including non-refundable deductibles, as well as for the costs of prescription drug medication;

(v) The need to pay for the funeral expenses of the Grantee’s spouse, Beneficiary or dependent (as defined in Section 152(a) of the Code); or

(vi) Other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Grantee.

Whether a Grantee has an Unforeseeable Financial Emergency shall be determined in the sole discretion of the Committee.

3. *Administration.*

The Plan shall be administered by the Committee. The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan (including the preceding sentence), to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted, the number of shares of Stock to which an Award may relate and the terms, conditions, restrictions and performance criteria relating to any Award; to certify as to the extent to which any performance criteria have been attained; and to determine whether, to what extent, and under what circumstances an Award may be settled, canceled, forfeited, exchanged, or surrendered; to make adjustments in the terms and conditions of, and the criteria and performance objectives (if any) included in, Awards in recognition of unusual or non-recurring events affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; to designate Affiliates; to construe and interpret the Plan and any Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of the Award Agreements (which need not be identical for each Grantee); and to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Committee may appoint a chairman and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. All decisions, determinations and interpretations of the Committee shall be final and binding on all persons, including the Company, and any Subsidiary, Affiliate or Grantee (or any person claiming any rights under the Plan from or through any Grantee) and any stockholder. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. The Committee may, upon such terms and conditions and with such limitations as it deems appropriate, delegate to the Chief Executive Officer, any Committee of the Board of Directors or the Executive Leadership Team authority to make Awards (and to determine the terms of such Awards) to persons who are not officers of the Company (assistant officers not being considered officers for such purpose).

No member of the Board or Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. *Eligibility.*

Awards may be granted to selected employees and independent contractors of the Company and its present or future Subsidiaries and Affiliates, in the discretion of the Committee. In determining the persons to whom Awards shall be granted and the type of any Award (including the number of shares to be covered by such Award), the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan. Awards to Non-Employee Directors shall be solely in the form of NQSOs and Restricted Stock, which shall be subject to the provisions of Section 8 and 9 of the Plan, and in Deferred Stock Awards pursuant to Section 6(i) (v) of the Plan.

5. *Stock Subject to the Plan.*

The maximum number of shares of Stock reserved for the grant of Awards under the Plan shall be 17,900,000, subject to adjustment as provided herein. Originally, 4,300,000 shares of Stock were reserved for the grant of Awards under the Plan. After the July 1996 three-for-one stock split, this increased to 12,900,000 and was further increased to 14,700,000 after amendments to the Plan were approved by the Board on January 21, 2003 and by the shareholders on April 17, 2003. This number was further increased to 17,900,000 after amendments to the Plan were approved by the Board on January 30, 2008 and by the shareholders on April 17, 2008. In order to determine the number of shares of Stock remaining available under the Plan after said stock split, each of the following events occurring on or prior to the July 2, 1996 record date of the stock split (or the July 23, 1996 distribution date in the case of Option exercises) shall be deemed to involve three times the number of shares of Stock that were actually involved: (x) grants, exercises and forfeitures of Options; (y) grants, vesting and forfeitures of Restricted Stock (including performance stock and Director's Restricted Stock); and (z) grants and forfeitures of Deferred Stock Awards.

The shares reserved for Awards under the Plan may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares subject to an Award are forfeited, canceled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of shares to the Grantee, the shares of stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan; *provided that* , in the case of forfeiture, cancellation, exchange or surrender of shares of Restricted Stock or Restricted Stock Units with respect to which dividends or Dividend Equivalents have been paid or accrued, the number of shares with respect to such Awards shall not be available for Awards hereunder unless, in the case of shares with respect to which dividends or Dividend Equivalents were accrued but unpaid, or in the case of shares with respect to which a stock split in the form of a stock dividend was paid, such dividends and Dividend Equivalents are also forfeited, canceled, exchanged or surrendered. Upon the exercise of any Award granted in tandem with any other Awards or Awards, such related Award or Awards shall be canceled to the extent of the number of shares of Stock as to which the Award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for Awards under the Plan.

Each Award of a share pursuant to Section 6(e), 6(f), 6(g), 6(h), 6(i) and 6(j) of this Plan made on or after February 1, 2008 shall reduce the number of shares reserved for Award under this Plan by 2.4 shares, provided that if any shares subject to an Award pursuant to Section 6(e), 6(f), 6(g), 6(h), 6(i) or 6(j) of this Plan are forfeited, canceled, exchanged, surrendered, terminated or expire without a distribution of shares to the

Grantee, 2.4 shares shall again be available for Awards under the Plan for each share so forfeited, canceled, exchanged, surrendered, terminated or expired.

Each Award of an SAR pursuant to Section 6(c) of this Plan made after January 1, 2006 shall reduce the number of shares reserved for Award under this Plan by one share, provided that if any SARs granted pursuant to Section 6(c) of this Plan are forfeited, canceled, exchanged, surrendered, terminated or expire without a distribution of shares to the Grantee, one share shall again be available for Awards under the Plan for each share so forfeited, canceled, exchanged, surrendered, terminated or expired.

In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, Stock split, reverse split, reorganization, merger, consolidation, spinoff, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Grantees under the Plan, then the Committee shall make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock which may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Stock issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; *provided, that* in the case of Awards under Sections 8 and 9 of the Plan, equitable changes or adjustments of the types specified in clauses (i), (ii) and (iii) above shall be made. Any changes or adjustments by the Committee under this Section 5 of the Plan shall be made in accordance with Section 409A of the Code and the regulations thereunder.

6. *Specific Terms of Awards.*

(a) *General.* The term of each Award shall be for such period as may be determined by the Committee. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Stock, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments. In addition to the foregoing, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter, such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine. The authority given to the Committee under this Section 6 of the Plan is, however, subject to Section 6A of this Plan in the case of Awards to Officers as defined in Section 6A of the Plan.

(b) *Options.* The Committee is authorized to grant Options to Grantees on the following terms and conditions:

(i) *Type of Award.* The Award Agreement evidencing the grant of an Option under the Plan shall designate the Option as an NQSO. No ISO may be granted under this Plan.

(ii) *Exercise Price.* The exercise price per share of Stock purchasable under an Option shall be not less than the Fair Market Value of a share on the date of the grant of such Option; *provided* that in no event shall the exercise price for the purchase of shares be less than par value. The exercise price for Stock subject to an Option may be paid in cash or (if so permitted by the Committee or if so provided in the Award Agreement) by an exchange of Stock previously owned by the Grantee, or a combination of both, in an amount having a combined value equal to such exercise price. A Grantee may also elect to pay all or a portion of the aggregate exercise price by having shares of Stock with a Fair Market Value on the date of exercise equal to the aggregate exercise price (i) withheld by the Company, if so permitted by the Committee or so provided in the Award Agreement, or (ii) sold by a broker-dealer under circumstances meeting the requirements of 12 C.F.R. §220 or any successor thereof.

(iii) *Term and Exercisability of Options.* The date of Option grant shall be the date on which the Option is approved by the Committee, provided that the Committee may determine that the Option shall be granted effective as of a specified date in the future, in which case such specified future date shall be considered the day on which such Option is granted. In the case of Options granted by the CEO, a different Committee of the Board or the Executive Leadership Team pursuant to Section 3 of the Plan, the references in the preceding sentence to the Committee shall be deemed to be references to the CEO, such different Committee of the Board or the Executive Leadership Team as the case may be. Options shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; *provided that* , the Committee shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate. An Option may be exercised to the extent of any or all full shares of Stock as to which the Option has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

(iv) *Termination of Employment, etc.* An Option may not be exercised unless the Grantee is then in the employ of, or then maintains an independent contractor relationship with, the Company or a Subsidiary or an Affiliate (or a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the Option (or, in the case of a Grantee who on the date of grant was a "prospective employee," since the date of first becoming an employee); *provided that*, the Award Agreement may contain provisions extending the exercisability of Options to a date not later than the expiration date of such Option.

(v) *Maximum Number of Shares*. Options may not be granted hereunder to any one person in any ten-year period in an amount greater than fifteen (15%) percent of the total number of shares of Stock originally available for grant of Awards under this Plan (i.e. not more than 15% of 12,900,000 after giving effect to the stock split; and for purposes of calculating this 15% figure, Options granted to any Grantee prior to July 23, 1996 shall be deemed to have been tripled).

(vi) *Other Provisions*. Options may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such Options, as the Committee may prescribe in its discretion.

(c) *SARs and Limited SARs*. The Committee is authorized to grant SARs and Limited SARs to Grantees on the following terms and conditions:

(i) *In General*. Unless the Committee determines otherwise, an SAR or a Limited SAR granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and shall be exercisable only to the extent the underlying NQSO is exercisable.

(ii) *SARs*. An SAR shall confer on the Grantee a right to receive with respect to each share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one share of Stock on the date of exercise over (2) the grant price of the SAR (which in the case of an SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other SAR shall be such price as the Committee may determine, but which may not be less than the fair market value as of the date of grant).

(iii) Term and Exercisability of SARs. The date of an SAR grant shall be the date on which the SAR is approved by the Committee, provided that the Committee may determine that an SAR shall be granted effective as of a specified date in the future, in which case such specified future date shall be considered the day on which such SAR is granted. In the case of SARs granted by the CEO, a different Committee of the Board or the Executive Leadership Team pursuant to Section 3 of the Plan, the references in the preceding sentence to the Committee shall be deemed to be references to the CEO, such different Committee of the Board or the Executive Leadership Team as the case may be. SARs shall be exercisable over the exercise period (which shall not exceed ten years from the date of grant), at such times and upon such conditions as the Committee may determine, as reflected in the Award Agreement; *provided that*, the Committee shall

have the authority to accelerate the exercisability of any outstanding SAR at such time and under such circumstances as it, in its sole discretion, deems appropriate. An SAR may be exercised to the extent as to which it has become exercisable, by giving written notice of such exercise to the Committee or its designated agent.

(iv) *Termination of Employment, etc.* An SAR may not be exercised unless the Grantee is then in the employ of, or then maintains an independent contractor relationship with, the Company or a Subsidiary or an Affiliate (or a company or a parent or subsidiary company of such company issuing or assuming the SAR in a transaction to which Section 424(a) of the Code applies), and unless the Grantee has remained continuously so employed, or continuously maintained such relationship, since the date of grant of the SAR (or, in the case of a Grantee who on the date of grant was a "prospective employee," since the date of first becoming an employee); *provided that* , the Award Agreement may contain provisions extending the exercisability of SARs to a date not later than the expiration date of such SAR.

(vi) *Other Provisions.* SARs may be subject to such other conditions including, but not limited to, restrictions on transferability of the shares acquired upon exercise of such SARs, as the Committee may prescribe in its discretion.

(vii) *Limited SARs.* A Limited SAR shall confer on the Grantee a right to receive with respect to each share subject thereto, automatically upon the occurrence of a Change in Control, an amount equal to the excess of (1) the Change in Control Price over (2) the grant price of the Limited SAR (which in the case of a Limited SAR granted in tandem with an Option shall be equal to the exercise price of the underlying Option, and which in the case of any other Limited SAR shall be such price as the Committee determines, but which may not be less than the fair market value as of the date of grant).

(d) *Repricing or substitution of Options and SARs.* Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding Options, SARs or Limited SARs or cancel outstanding Options, SARS or Limited SARs in exchange or in substitution for cash, other awards or Options, SARs or Limited SARs with an exercise price that is less than the exercise price of the original Options, SARs or Limited SARs without stockholder approval."

(e) *Restricted Stock.* The Committee is authorized to grant Restricted Stock (which may be designated as "performance stock") to Grantees on the following terms and conditions:

(i) *Issuance and Restrictions.* Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Stock, a Grantee granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

(ii) *Forfeiture.* Upon termination of employment or termination of the independent contractor relationship during the applicable restriction period, Restricted Stock and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; *provided that* , the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) *Certificates for Stock.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Grantee, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and/or the Company shall retain physical possession of the certificate.

(iv) *Dividends.* Dividends paid on Restricted Stock shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends. Stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(f) *Restricted Stock Units.* The Committee is authorized to grant Restricted Stock Units to Grantees, subject to the following terms and conditions:

(i) *Award and Restrictions.* Delivery of Stock or cash, as determined by the Committee, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee. In addition, Restricted Stock Units shall be subject to such restrictions as the Committee may impose, at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) *Forfeiture.* Upon termination of employment or termination of the independent contractor relationship during the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Stock or cash to which such Restricted Stock Units relate, all Restricted Stock Units that are then subject to deferral or restriction shall be forfeited; *provided that* , the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of termination resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(g) *Stock Awards in Lieu of Cash Awards.* The Committee is authorized to grant Stock as a bonus, or to grant other Awards, in lieu of Company commitments to pay cash under other plans or compensatory arrangements. Stock or Awards granted hereunder shall have such other terms as shall be determined by the Committee.

(h) *Dividend Equivalents and Interest Equivalents.* The Committee is authorized to grant Dividend Equivalents and Interest Equivalents to Grantees, provided that in no event may Dividend Equivalents or Interest Equivalents be granted in tandem with an Option, an SAR or a Limited SAR.

(i) The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents and/or Interest Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock or deferred cash, as the case may be, or other investment vehicles as the Committee may specify, provided that Dividend Equivalents or Interest Equivalents (other than freestanding Dividend Equivalents or Interest Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate.

(ii) Interest Equivalents shall be computed at a market-based rate which, unless the Committee otherwise determines, shall be compounded quarterly at an annual rate equal to the annual rate on the last day of the calendar quarter of 10-year U.S. Treasury Notes plus 1% per annum.

(i) *Deferred Stock Awards and Deferred Cash Awards.* The Committee is authorized to grant Deferred Stock Awards and Deferred Cash Awards, including, but not limited to, Deferred Stock Awards in lieu of directors retainer fees, subject to the following terms and conditions:

(i) The Committee shall establish, in the name of each Grantee receiving a Deferred Stock Award, a Common Stock Account to which the Deferred Stock Award, and any Dividend Equivalents thereon (unless paid currently in the discretion of the Committee), will be credited. The Company shall not be under any obligation to acquire the Stock to pay a Deferred Stock Award (or Dividend Equivalent) at any time prior to the date on which such payment shall be due. The Committee shall establish, in the name of each Grantee receiving a Deferred Cash Award, a Deferred Cash Account to which the Deferred Cash Award, and any Interest Equivalents thereon (unless paid currently in the discretion of the Committee), will be credited.

(ii) The number of equivalent shares of Stock credited to a Common Stock Account shall accrue Dividend Equivalents on such shares, as if actual shares of Stock had been issued, from the date the Deferred Stock is credited to the Common Stock Account to and including the date on which the amount credited to the Common Stock Account is deemed to have been paid. Such Dividend Equivalents will be credited to the Common Stock Account as additional equivalent shares of Stock. In the case of a stock dividend, the number of shares to be credited shall be the number of shares of stock that would have been issued on the equivalent number of shares of Stock in the Common Stock Account. In other cases, the number of equivalent shares (including fractional shares) to be so credited will be determined by dividing the Dividend Equivalents by the Fair Market Value of the Stock for the day on which the related dividend is paid. If any dividend is paid on the Stock of the Company, other than in cash or Stock, the Committee shall conclusively determine the Fair Market Value in cash of such dividend.

(iii) The amount of Deferred Cash credited to a Deferred Cash Account shall accrue Interest Equivalents from the date the Deferred Cash is credited to the Deferred Cash Account to and including the date on which the amount credited to the Deferred Cash Account is deemed to have been paid. Such Interest Equivalents will be credited to the Deferred Cash Account as additional cash which shall, in turn, accrue further Interest Equivalents. Interest Equivalents will be credited, as of the last day of each calendar quarter on the average daily balance of deferred cash in said account during said quarter. If any Deferred Cash is disbursed to a Grantee or a Beneficiary on a date other than the last day of a calendar quarter, Interest Equivalents (properly prorated for the partial quarter) shall be credited on the Deferred Cash so disbursed for the partial calendar quarter, but shall be computed based on the interest rate in effect on the business day next preceding the date of disbursement.

(iv) *Payments from Common Stock and Deferred Cash Accounts.*

A(1). Except as provided below, for Awards that were vested on or before December 31, 2004, payment of the total amount credited to a Grantee's Common Stock Account or Deferred Cash Account, as the case may be, shall be made to him, or, in case of his death prior to the commencement of payments on account of such total amount, to his Beneficiary, at the Grantee's election made in accordance with the last two sentences of this paragraph A(l) in sixty (60) quarterly installments or (ii) in five annual installments or (iii) in a single lump sum, commencing the first day of the calendar quarter, or as soon thereafter as practicable, following the date on which he ceases, by reason of death or otherwise, to be an employee or a director. The amount of each payment shall be the amount credited to such account multiplied by a factor, the numerator of which is one (1) and the denominator of which is the number of installments remaining to be paid. If the aggregate number of shares credited to a Common Stock Account shall not be divisible into whole shares by the applicable number of installments, each installment except the last shall consist of the nearest number of whole shares into which such aggregate number of shares shall be divisible by the applicable number of installments. The last installment shall consist of the total amount of whole shares of remaining Deferred Stock credited to such account and any fractional share shall be paid in cash. The Secretary to the Committee shall solicit an installment election from each recipient of a Deferred Stock Award or a Deferred Cash Award who is not yet receiving distributions under this Section 6(i)(iv) by December 1, 2003. Persons who receive their first Deferred Stock or Deferred Cash Award after that date shall make an installment election within the thirty day period after they first receive such an Award. Any recipient of such an Award may change his installment election up until the twelve month period preceding the date of his termination or retirement as an employee or director. Changes made during the twelve month period preceding termination or retirement will be ignored.

A(2). Except as provided below, for Awards granted on or after January 1, 2005, and Awards that were granted before, but not vested as of December 31, 2004, payment of the total amount credited to a Grantee's Common Stock Account or Deferred Cash Account, as the case may be, shall be made to him, or, in case of his death prior to the commencement of payments on account of such total amount, to his Beneficiary, at the Grantee's election made in accordance with the terms of this Section 6(i)(iv)(A)(2)) of the Plan in (i) a single lump sum payment, (ii) in five (5) annual installments, (iii) in ten (10) annual installments, and (iv) in fifteen (15) annual installments, commencing on the first business day of the seventh (7th) calendar month following the date on which he ceases, by reason of death or otherwise, to be an employee or a director, provided that in the event that it is not administratively feasible to make the payment on such date, payment shall be made no later than thirty days following such date.

The amount of each payment shall be the amount credited to such account multiplied by a factor, the numerator of which is one (1) and the denominator of which is the number of installments remaining to be paid. If the aggregate number of shares credited to a Common Stock Account shall not be divisible into whole shares by the applicable number of installments, each installment except the last shall consist of the nearest number of whole shares into which such aggregate number of shares shall be divisible by the applicable number of installments. The last installment shall consist of the total amount of whole shares of remaining Deferred Stock credited to such account and any fractional share shall be paid in cash. Persons who receive their first Deferred Stock or Deferred Cash Award shall make a one time payment election prior to the receipt of such Award and this payment election shall apply to all future Deferred Stock and Cash Awards under the Plan. If the Grantee fails to make a payment election, the respective Award will be paid in five (5) annual installments. Any recipient of such an Award may change his payment election up until the day that is six (6) months before the date of his termination or retirement as an employee or director, provided however, any change in payment form will result in the commencement date of the payment, or payments, being delayed for a period of five (5) years from the original commencement date. Any changes made during the six (6) month period preceding termination or retirement will be ignored. For purposes of this Section 6(i)(iv)(A(2)) of the Plan, installments under the installment payment forms shall be designated as a single payment.

B. In case of the death of an employee after the commencement of payments to him in respect of his Common Stock Account or Deferred Cash Account, as the case may be, the then remaining unpaid portion thereof shall continue to be paid in installments, at such times and in such manner as if he were living, to his Beneficiary.

C. For Awards that were vested on or before December 31, 2004, with respect to the total amount in a Common Stock Account or Deferred Cash Account, as the case may be, or the then remaining unpaid portion thereof, which shall be payable to any person who shall no longer be an employee of the Company or one of its Subsidiaries or Affiliates or to the Beneficiary of any such person, the Committee shall possess absolute discretion to accelerate the time of payment of such total amount or remaining unpaid portion, in whole or in part, as the case may be. In addition and for Awards that were vested on or before December 31, 2004, the Committee shall possess absolute discretion to accelerate to any extent such total amount or remaining unpaid portion, even while a person remains an employee, if there occurs financial hardship or any other event which the Committee deems, in its absolute discretion, to constitute an extraordinary circumstance. As it relates to Awards granted on or after January 1, 2005, and Awards that were granted before, but not vested as of December 31, 2004, the Committee shall possess absolute discretion to accelerate to any extent such total amount or remaining unpaid portion, even while a person remains an employee, only if there occurs an Unforeseeable Financial Emergency.

(v) By notice to the Committee at least 15 days in advance of the commencement of any calendar year with respect to which directors' retainer fees are paid, but in no event later than the last day of the preceding calendar year, as long as the Committee approves such election at its next regularly scheduled meeting, any Non-Employee Director of the Company may elect to receive Deferred Stock Awards in lieu of retainer fees for serving on the Board. The amount of each such Deferred Stock Award shall be determined by dividing the amount of the fee that would have been paid but for the election by such director to receive a Deferred Stock Award by the Fair Market Value of a share of Stock on the last day of the period with respect to which such retainer would have been paid and rounding the result to the nearest whole share. Any election by a director pursuant to this provision shall remain in place until the commencement of the annual retainer period after such director gives notice to the Committee that he or she elects to receive future retainer fees in cash.

(j) *Other Stock- or Cash-Based Awards.* The Committee is authorized to grant to Grantees Other Stock-Based Awards or Other Cash-Based Awards as an element of or supplement to any other Award under the Plan or in addition to, or in lieu of, any other Award under the Plan, as deemed by the Committee to be consistent with the purposes of the Plan. Such Awards may be granted with value and payment contingent upon performance of the Company or any other factors designated by the Committee, or valued by reference to the performance of specified Subsidiaries or Affiliates. Without limiting the generality of the foregoing, other Cash Based Awards may be granted as annual bonus, as multi-year performance cash awards, or otherwise. The Committee shall determine the terms and conditions of such Awards at the date of grant or thereafter.

6A. *Special Restrictions on Awards to Officers.*

Subject to Sections 6A(i) and 6A(k) of the Plan, this Section 6A of the Plan applies to all Awards to "Officers"; provided that this Section 6A of the Plan applies to Options, SARs and Limited SARs only to the extent specifically stated in this Section. For purposes of this Section 6A of the Plan, an "Officer" is any employee who would be treated at the time an Award is granted as an officer of the Company pursuant to the executive compensation disclosure rules under the Exchange Act. Notwithstanding the foregoing, the provisions of the Plan disregarded under Section 6A(a) of the Plan shall be reinstated and fully applicable to all Awards granted to Officers pursuant to this Section 6A of the Plan to the extent that, as of the end of the calendar year following the year in which the Award is granted, they are not "covered employees" within the meaning of Section 162(m)(3) of the Code.

(a) *Intent.* Awards subject to this Section 6A of the Plan are intended to qualify as performance-based compensation as described in Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder. This Section 6A of the Plan shall be interpreted consistently with such intent and any provisions of the Plan inconsistent therewith shall not apply to any Awards subject to this Section 6A of the Plan. Without limiting the generality of the foregoing, the Committee shall have no discretion to increase the value of any Awards subject to this Section 6A of the Plan. Notwithstanding the foregoing, Awards granted hereunder shall be subject to such other provisions of the Plan (as modified by this Section 6A of the Plan) as may be determined by the Committee.

(b) *Maximum Awards.* The maximum Awards (other than Options, SARs and Limited SARs) that may be granted to any Officer pursuant to this Section 6A of the Plan on account of any calendar year shall not exceed the greater of (i) five hundred percent (500%) of the Officer's base salary for that year or (ii) $5,000,000. Awards shall be considered to be on account of the calendar year in which the relevant performance periods terminate. Awards granted pursuant to Section 6A(i) of the Plan shall not be taken into account in applying the foregoing limit. The maximum number of shares of Stock subject to an Option, SAR or Limited SAR that may be granted hereunder to an Officer during any ten-year period is set forth in Section 6(b)(v) of the Plan.

(c) *Designation of Performance Goals.* The Committee shall establish specific objective targets, schedules, thresholds or goals ("Performance Goals") for each Award subject to this Section 6A of the Plan; provided that, at the time of the grant of any Award, the achievement of the Performance Goal shall be substantially uncertain. The Performance Goals designated by the Committee shall be determined based upon one or more of the business criteria set forth in Exhibit A hereto ("Performance Measures"). To the extent applicable, the Committee may specify a Performance Measure in relation to total Company performance or in relation to the performance of identifiable business unit(s) of the Company. A Performance Goal may be expressed in any form as the Committee may determine including, but not limited to: (1) percentage growth, (2) absolute growth, (3) cumulative growth, (4) performance in relation to an index, (5) performance in relation to peer company performance, (6) a designated absolute amount and (7) per share of Stock outstanding. The Performance Goals so established may exclude the effects of certain events or categories of events specifically identified by the Committee. Nothing shall preclude the Committee from designating different Performance Measures and Performance Goals for Awards granted to different Officers in the same performance period.

(d) Performance Goal Modifications. To the degree consistent with Section 162(m) of the Code (or any successor section thereto), the Committee may adjust, modify or amend a Performance Measure, either in establishing the measure or in determining the extent to which any Performance Measure has been achieved. In particular, the Committee shall have the authority to make equitable adjustments in the criteria where necessary (i) in response to changes in applicable laws or regulations, (ii) to account for items of gain, loss, or expense that are related to the disposal (or acquisition) of a business or change in accounting principles that was not anticipated at the time an award was made, (iii) to account for the cumulative effect of any accounting changes, (iv) to account for unusual or non-recurring transactions that were not anticipated at the time an award was made, and (v) to reflect other unusual, nonrecurring, or unexpected items similar in nature to the foregoing as determined in good faith by the Committee consistent with the principles set forth in section 162(m) of the Code and the regulations thereunder. Such adjustments may be made with respect to the performance of any subsidiary, affiliate, business or operating unit, as applicable, shall be made in a consistent manner from year to year, and shall be made in accordance with the objectives of the Plan and the requirements of Section 162(m) of the Code.

(e) Determination of Awards. The Committee shall have discretion to structure the types of Awards granted to Officers. Such Awards may be either Awards having a performance period of one year or less (such as, for example, an annual bonus plan providing for a cash or a Stock bonus) or Awards which vest over longer periods (such as, for example, a Performance Stock Award or Performance Cash Award which might vest after a period of two or more years). No later than 90 days after the commencement of a performance period (but, in any event, within the first 25% of such performance period, if earlier), the Committee shall designate or approve as to the Awards relating to such period, (i) the Officers who will be Grantees, if any, (ii) the types of Awards (which will be selected from the types of Awards permitted under Section 6 of the Plan), (iii) the Performance Measures applicable to each Award, (iv) if there is more than one Performance Measure applicable to a single Award, the weighting, or other role, of the Performance Measures in determining the Award, (v) the Performance Goals and payout matrix or formula for each Performance Measure, (vi) the performance period or periods, (vii) the target Award or Awards for each Grantee, (viii) the extent to which, and the circumstances under which, the Award may pay out at greater than, or less than, target levels, and (ix) to the extent required under Code Section 162(m), the maximum dollar amount a Grantee may earn with respect to a performance period.

(f) *Payment of Awards.* Subject to Section 7 of the Plan ("Change in Control Provisions"), an Award subject to this Section 6A of the Plan shall vest only to the extent that the applicable Performance Goal or Goals, if any, have been attained. As a condition to the vesting of any Award, the Committee shall first certify, by resolution of the Committee, that the applicable Performance Goal or Goals have been attained and the other applicable Plan provisions have been satisfied. Following the end of a performance period, the Committee shall determine the amount of each Award that vests for each Grantee by:

(1) Comparing actual performance for each Performance Measure against the payout matrix approved for such period,

(2) Multiplying the payout percentage from the payout matrix for each Performance Measure by the appropriate weighting factor, if applicable, and

(3) Summing the applicable weighted payout percentages and multiplying their overall payout percentage by the Grantee's Award

Notwithstanding anything contained in this Plan to the contrary (but provided that the right to do so is specifically retained in the applicable Award Agreement), the Committee in its sole discretion may reduce any

Award to any Grantee to any amount, including zero, prior to the certification by resolution of the Committee of the amount of such Award. The amount of an Award that vests for a calendar year or other performance period shall be determined as soon as practicable after such period and shall be paid no later than 75 days following the end of such year or other period.

(g) *Grants of Options and SARs.* The Committee may grant Options, SARs and Limited SARs the vesting of which is not contingent upon the attainment of any Performance Goal or Goals. Except as provided in Section 6A(i) of the Plan, but subject to Section 6(e) of the Plan, the exercise or grant price, as applicable, of each share of Stock subject to such Options, SARs and Limited SARs shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(h) *Deferred Payments.* The Committee, in its discretion, may elect to defer payment of any Award until such date before or after retirement as a Grantee may request upon such terms and conditions as may be approved or established by the Committee in its sole judgment. Such terms may include the payment of Interest or Dividend Equivalents on deferred amounts. For Awards granted on or after January 1, 2005, and Awards that were granted before, but not vested as of December 31, 2004, the deferral requested by the Grantee must be made in compliance with the provisions of 409A of the Code.

(i) *Non-Performance-Based Compensation.* Notwithstanding anything contained in this Section 6A of the Plan, the Committee may grant Awards to Officers that are not subject to this Section 6A of the Plan. All Awards granted by the Committee shall indicate whether or not they are subject to this Section 6A of the Plan.

(j) *Valuation.* Whenever in this Section 6A of the Plan there is a reference to a maximum dollar value of a stock-based Award (including but not limited to a Restricted Stock, Restricted Stock Unit, a Deferred Stock Award or other Stock-Based Award), the dollar value is determined as of the date of the grant of the Award and not as of the date of vesting. If one type of Award is substituted for another (such as, for example, a Deferred Stock Award being substituted for a Restricted Stock Award or for an Award of Restricted Stock Units, where each Award is based upon the same number of shares of Common Stock), the value of the substitute Award for this purpose is the same as the Award for which it is substituted. Whenever in this Section 6A there is a reference to a maximum dollar value of an Award, Dividend Equivalents and Interest Equivalents (other than free-standing Dividend Equivalents and Interest Equivalents) shall not be counted in determining such maximum amount.

(k) *Grant-by-Grant Determination.* The Committee may grant Awards a portion of which satisfy the provisions of this Section 6A of the Plan and a portion of which do not. In such a case, the Award shall be deemed to be the grant of two Awards, one subject to this Section 6A of the Plan and the other granted pursuant to Section 6A(i) of the Plan.

(l) *Substitute Awards.* Subject to Section 6(d), the Committee may establish procedures under which one Award is substituted for an equivalent Award of a different type; such as a Deferred Stock Award being substituted for an Award of an equivalent number of shares of Restricted Stock. Nothing contained in this Section 6A of the Plan requires the substitute Award to be subject to Performance Goals in addition to the Performance Goals of the Award for which it was substituted.

7. *Change in Control Provisions.* In the event of a Change of Control:

(a) Any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested; and

(b) The restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested, and any performance conditions imposed with respect to Awards shall be deemed to be fully achieved.

(c) The provisions of this Section 7 shall not apply to any Award made under this Plan which (i) will be paid based on the achievement of annual performance targets and (ii) is awarded as part of the recipient's annual target bonus under the incentive compensation plan.

8. *Non-Employee Director Options.* Notwithstanding any of the other provisions of the Plan to the contrary, the provisions of this Section 8 of the Plan shall apply only to grants of Options to Non-Employee Directors. Except as set forth in this Section 8 of the Plan, the other provisions of the Plan shall apply to grants of Options to Non-Employee Directors to the extent not inconsistent with this Section.

(a) *General.* Non-Employee Directors shall receive NQSOs in accordance with this Section 8 of the Plan and may not be granted Stock Appreciation Rights or Incentive Stock Options under this Plan. The purchase price per share of Stock purchasable under Options granted to Non-Employee Directors shall be the Fair Market Value of a Share on the date of grant. No Agreement with any Non-Employee Director may alter the provisions of this Section and no Option granted to a Non-Employee Director may be subject to a discretionary acceleration of exercisability.

(b) *Grants to New Non-Employee Directors.* Each Non-Employee Director who is elected to the Board, on or before January 1, 2006, for the first time will, at the time such director is elected and duly qualified, be granted automatically, without action by the Committee, an Option to purchase (i) for Options granted prior to July 23, 1996, 1,500 shares of Stock and (ii) for Options granted on or after July 23, 1996, 4,500 shares of stock.

(c) *Grants to Continuing Directors.* On the date of each annual meeting of stockholders (in addition to any grant made under subsection (b) of this Section 8 of the Plan on such date) prior to January 1, 2006, each continuing Non-Employee Director will be granted automatically, without action by the Committee, an Option to purchase (i) for Options granted prior to July 23, 1996, 1,500 shares of Stock and (ii) for Options granted on or after July 23, 1996, 4,500 shares of stock.

(d) *Vesting.* As it relates to Options granted on or before January 1, 2006, each Option shall be exercisable as to 33-1/3 percent of the Stock covered by the Option on the first anniversary of the date the Option is granted and as to an additional 33-1/3 percent of the Stock covered by the Option on each of the following two anniversaries of such date of grant; *provided, however*, that each Option shall be immediately exercisable in full upon a Change in Control. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. Section 6(b) of the Plan hereof shall not apply to Options granted to Non-Employee Directors.

(e) *Duration.* Subject to the three clauses below, each Option granted to a Non-Employee Director shall be for a term of 10 years. The Committee may not provide for an extended exercise period beyond the periods set forth in this Section 8(e) of the Plan.

(i) Options granted to any Non-Employee Director prior to April 11, 2002 shall expire upon the cessation of such Non-Employee Director's membership on the Board for any reason, except that, as to any portion of such an Option which shall be exercisable upon the date of such cessation, such Option may be exercised as to such portion until the earlier of (i) three years from the date of such cessation of Board membership, or (ii) expiration of the term of such Option.

(ii) Except as set forth in Section 8(e)(iii) of the Plan, Options granted to any Non-Employee Director on or after April 11, 2002 and prior to January 1, 2006 shall expire upon the cessation of such Non-Employee Director's membership on the Board for any reason, except that, as to any portion of such an Option which shall be exercisable upon the date of such cessation, such Option may be exercised as to such portion until the earlier of (i) one year from the date of such cessation of Board membership, or (ii) expiration of the term of such Option.

(iii) Upon the cessation of a Non-Employee Director's membership on the Board as a result of the Non-Employee Director's death or Disability or if such cessation occurs after the Non-Employee Director has served on the Board for five years or more, Options granted to such Non-Employee Director on or after April 11, 2002 and prior to January 1, 2006 and at least eight months prior to such cessation shall be exercisable by such director (or by any person who acquires the right to exercise such option as a result of such director's death) until the earlier of (i) five years from the date of such cessation of Board membership (subject to the installment vesting provisions of Section 8(d) of the Plan), or (ii) expiration of the term of such Option, to the extent of the total number of shares subject to the grant.

(f) Options Granted on or after January 1, 2006. All Options granted on or after January 1, 2006, to non-Employee Directors shall be for such amounts and subject to such terms as shall be determined by the Board or the Committee, to the extent such authority is delegated to the Committee by the Board.

9. *Non-Employee Director Restricted Stock.*

Notwithstanding any of the other provisions of the Plan to the contrary, the provisions of this Section 9 of the Plan shall apply only to grants of Restricted Stock to Non-Employee Directors ("Director's Restricted Stock"). Except as set forth in this Section 9 of the Plan, the other provisions of the Plan shall apply to grants of Director's Restricted Stock, to the extent not inconsistent with this Section 9 of the Plan.

(a) *General.* Non-Employee Directors will receive Director's Restricted Stock in accordance with this Section 9 of the Plan. No agreement with any Non-Employee Director may alter the provisions of this Section and no Director's Restricted Stock may be subject to a discretionary acceleration of vesting. Each person who was a Non-Employee Director prior to the 1994 Annual Meeting of Stockholders was granted 2,500 shares of Director's Restricted Stock (equivalent to 7,500 shares on or after July 23, 1996).

(b) *Grants to New Non-Employee Directors.* (i) Each Non-Employee Director who, on or after the 1994 Annual Meeting of Stockholders and prior to January 1, 2006, was elected to the Board for the first time, was, at the time such Director was duly elected and qualified, granted automatically, without action by the Committee, a number of shares of Director's Restricted Stock equal to the lesser of (x) 2,500 shares (7,500 shares on or after July 23, 1996) or (y) the nearest number of whole shares determined by multiplying 2,500 (7,500 on or after July 23, 1996) by a fraction, the numerator of which is the initial Fair Market Value of the Stock determined under the formula utilized for initial grants of NQSQs to Non-Employee Directors in February 1994 (such initial Fair Market Value being $15.375 per share or, on or after July 23, 1996, $5.125 per share), and the denominator of which is the Fair Market Value of the Stock on the date on which such Director is duly elected and qualified.

(c) *Grants to Non-Employee Directors on or after January 1, 2006.* All grants of Restricted Stock after December 31, 2005 to non-Employee Directors shall be for such amounts and subject to such terms as shall be determined by the Board or the Committee, to the extent such authority is delegated to the Committee by the Board.

(d) *Vesting.*

(i) For Awards granted on or before December 31, 2005, each Award of Director's Restricted Stock shall become non-forfeitable as to twenty percent of the Stock covered by the Award on the first anniversary date of the Award and as to an additional twenty percent of the Stock on each of the following four anniversary dates of the Award; provided that each Award shall be immediately non-forfeitable in full upon a Change in Control. If a Non-Employee Director's service on the Board terminates prior to the Award becoming entirely non-forfeitable, any portion of the Award which then remains forfeitable shall revert to the Company, except that if the Non-Employee Director's service terminates by reason of death or Disability, any 20 percent installment with respect to which such Non-Employee Director shall have begun (but not completed) the requisite annual service shall become, as to such installment, also entirely nonforfeitable.

(ii) A Non-Employee Director may, on or prior to December 31, 1995 (or in the case of a Non-Employee Director who first becomes a Director after December 31, 1995, within thirty days after becoming a Director), as to his forfeitable shares of Director's Restricted Stock elect that such shares shall become nonforfeitable on January 1 following the year in which he attains his 70th birthday, but not earlier than the date upon which such shares become nonforfeitable under subparagraph (i) of this paragraph (d) or later than the date of a Change in Control. During such additional period, if any, that such shares are forfeitable under this subparagraph (ii), the shares shall be forfeited if such Non-Employee Director resigns from the Board of Directors or refuses to stand for re-election to the Board of Directors, unless:

A. Such resignation or refusal results from the Disability or death of the Non-Employee Director; or

B. Such Non-Employee Director furnishes to the Board of Directors an opinion of counsel, reasonably satisfactory to a majority of the remaining members, to the effect that continued membership on the Board will result in such Non-Employee Director having a conflict of interest or suffering some other significant legal liability; or

C. Such resignation or refusal is approved or requested by a majority of the remaining members of the Board of Directors or by stockholders owning a majority of the voting stock of the Company.

During such additional period, if any, that such shares are forfeitable under this Section 9(d)(ii) of the Plan, if there occurs an event described subsection A., B. or C. of this Section 9(d)(ii) of the Plan, the shares shall become nonforfeitable on the date that the Non-Employee Director ceases to be a member of the Board of Directors.

Any such election to defer vesting shall be made in writing addressed to the Secretary of the Committee, and shall be irrevocable when received.

(e) *Dividends; Voting*. Except as set forth in this Section 9 of the Plan, a Director granted Director's Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

(f) The Director's Restricted Stock shall be subject to the following provisions prior to becoming non-forfeitable:

(i) The Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of; and neither the right to receive Stock nor any interest therein under the Plan may be assigned, and any attempted assignment shall be void.

(ii) The Stock certificates shall, at the option of the Company, either (x) be held by the Company together with stock powers endorsed by the Director in blank, or (y) bear an appropriate restrictive legend and be subject to appropriate "stop transfer" orders, or (z) both.

(iii) Any additional Stock or other securities or property (other than cash dividends) that may be issued with respect to Director's Stock as a result of any stock dividend, stock split, reorganization, recapitalization, merger, consolidation, split-up, combination of shares or other event, shall be subject to the restrictions and other terms and conditions of the Plan.

10. *General Provisions.*

(a) *Compliance with Local and Exchange Requirements.* The Plan, the granting and exercising of Awards, and the other obligations of the Company under the Plan and any Award Agreement, promissory note or other agreement shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Stock under any Award until completion of such stock exchange listing or registration or qualification of such Stock or other required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Stock in compliance with applicable laws, rules and regulations.

(b) *Nontransferability.* Except as may be specifically provided to the contrary in any Award Agreement, Awards shall not be transferable by a Grantee except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined under the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, and shall be exercisable during the lifetime of a Grantee only by such Grantee or his guardian or legal representative.

(c) *No Right to Continued Employment, etc.* Nothing in the Plan or in any Award granted or any Award Agreement, or other agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of or to continue as an independent contractor, or director of the Company, any subsidiary or any Affiliate or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement, or other agreement or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate or the stockholders to terminate such Grantee's employment, directorship or independent contractor relationship.

(d) *Taxes.* The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any other payment to a Grantee, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other actions as the Committee may deem advisable to enable the Company and Grantees to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Grantee's tax obligations.

(e) *Amendment and Termination of the Plan.* The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; *provided that*, without stockholder approval, no amendment shall be made (A) to change Section 4 of the Plan which defines the persons eligible to receive Awards, (B) to increase the number of shares available for issuance pursuant to the Plan (other than pursuant to the anti-dilution provisions set forth in Section 5 of the Plan), (C) to increase the number of shares issuable under Sections 6(e), 6(f), 6(g) and 6(j) of the Plan, (D) to change the provisions limiting repricing or substitution of options in Section 6(d) of the Plan, (E) to extend the 10 year maximum term of Options or SARs issued under the Plan set forth in Section 6(b)(iii) and Section 6(c)(iii) of the Plan, (F) to create additional kinds of awards under the Plan not already contemplated by the Plan or (vii) to change this Section 10(e) of the Plan. Additionally, no amendment shall affect adversely any of the rights of any Grantee, without such Grantee's consent, under any Award theretofore granted under the Plan. Nothing in this Section 10(e) of the Plan shall limit the provisions of Section 10(i) of the Plan.

(f) *No Rights to Awards; No Stockholder Rights.* No Grantee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Grantees. Except as provided specifically herein, a Grantee or a transferee of an Award shall have no rights as a stockholder with respect to any shares covered by the Award until the date of the issuance of a stock certificate to him for such shares.

(g) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Grantee pursuant to an Award, nothing contained in the Plan or any Award shall give any such Grantee any rights that are greater than those of a general creditor of the Company.

(h) *No Fractional Shares.* No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(i) *Not Exclusive.* The Awards granted under this Plan are not intended to be exclusive and, accordingly, the Board may adopt, or permit the adoption of, other compensation and/or benefit plans or arrangements of any type whatsoever, including but not limited to plans or arrangements that provide for compensation in the same form as, or in form similar or dissimilar to, types of compensation available under this Plan.

(j) *Governing Law.* The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

(k) *Effective Date.* The Plan has been approved by stockholders. Amendments to the Plan effected at the January 21, 2003 meeting of the Board shall take effect upon their adoption by the Board (the "Effective Date"), but the amendments to this Plan (and any Awards made on or after such date and prior to the stockholder approval mentioned herein), shall be subject to the approval of such amendments by a majority of the votes cast on the proposal seeking such approval, provided that the total vote cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal, which approval must occur within twelve months of the Effective Date; *provided that* Awards which could have been made under the Plan as previously in effect shall not be affected by the lack of stockholder approval of the amendments. In the absence of such approval, except as so provided above, such Awards shall be null and void.

EXHIBIT A TO 1993 STOCK AWARD AND INCENTIVE PLAN, AS AMENDED APRIL 21, 2011 PERFORMANCE MEASURES

(i) *"Cash Flow"* shall mean the consolidated increase (reduced by any decrease) in cash, cash equivalents and related marketable securities of the Company, as set forth in the Company's audited financial statements for a year or other period, adjusted to offset the effects of financing activity, cash dividends to common stockholders and purchases of treasury stock.

(ii) "*Debt to Capital Ratio*" shall mean Debt divided by Capital. "Debt" shall mean the sum of short term debt, the current portion of long term debt and long term debt, all as reported in or determined from a balance sheet at the end of a year or other period. "Capital" shall mean the sum of (i) short term debt, (ii) long term debt, (iii) current portion of long term debt, (iv) total minority interest and (v) stockholders' equity, all as reported in or determined from a balance sheet disclosed in Cytec's corporate public filings.

(iii) *"EBIT"* shall mean, (i) in the case of the Company, the consolidated earnings before interest and taxes of the Company as set forth in Company's audited financial statements for such year or other period or (ii) in the case of a business unit of the Company, the earnings before interest and taxes of such business unit, for such year or other period, determined on a basis consistent with the accounting principles used in determining EBIT in the Company's audited financial statements.

(iv) *"EPS"* shall mean the consolidated fully-diluted earnings per share of the Company, as set forth in the Company's audited financial statements for such year or other period. "Adjusted EPS" shall mean EPS adjusted by excluding special items such as restructuring and asset impairments, among other items, which are disclosed as special items in the Company's quarterly earnings releases.

(v) "*EVA*" shall mean economic value added, calculated as NOPAT less a capital charge as follows: the weighted average cost per dollar of Capital for the year or other period times the amount of Capital invested statements for such year or other period.

(vi) *"Free Cash Flow*" shall mean cash flow from operations less capital expenditures and cash dividends as the items are disclosed in the corporate public filings.

(vii) *"Market Value"* shall mean the Fair Market Value of a share of Stock, as determined under clause (i), (ii) or (iii) as applicable, of the second sentence of Section 2(r) of the Plan.

(viii) *"Net Earnings"* shall mean the consolidated net earnings available to common stockholders, as set forth in the Company's financial statements for such year or other period.

(ix) "*Net Working Capital*" shall mean the number of days of trade receivables outstanding plus the number of days inventory supply on hand less the number of days of trade payables outstanding.

(x) "*New Product Introduction*" shall mean the sales of new products as periodically defined and approved by executive leadership for a given product line or department during a designated period.

(xi) "*NOPAT*" shall mean net Operating Profit after tax plus equity in net earnings of associated companies, as set forth in the Company's financial statements for such year or other period.

(xii) "*Operating Profit*" shall mean operating profit before any special charges or gains as reported in a statement of income or statement of operations for a year or other period.

(xiii) "*Patent Index*" shall mean the sales income of patented products divided by the sales income of all products for a given product line or department during a designated period.

(xiv) "*Quality Index*" shall mean the marginal income percentage of new products as defined by the business minus the marginal income percentage of old products as defined by the business for a given product line or department during a designated period.

(xv) *"Return on Capital"* shall mean NOPAT divided by average Capital for the year or other period.

(xvi) *"Return on Equity"* shall mean either Net Earnings or Cash Flow, as designated by the Committee, divided by average Stockholders' Equity for the year or other period.

(xvii) *"Return on Invested Capital"* shall mean NOPAT for a given year divided by the two year average of Debt plus stockholders equity as disclosed in Cytec's corporate public filings.

(xviii) *"RONA"* shall mean the return on net assets for a year or other period, which is calculated as (i) Net Earnings minus financing charges divided by (ii) net assets. Net assets means total assets minus nonfinancial liabilities.

(xix) *"Sales"* shall mean net sales as reported in a statement of income or statement of operations for a year or other period.

(xx) *"SG & A"* shall mean selling, general and administrative costs as reported in a statement of income or statement of operations for a year or other period.

(xxi) *"Tax Rate"* shall mean the Company's effective tax rate, as set forth in the Company's audited financial statements for such year or other period.

(xxii) *"Total Return"* shall mean the percent increase over a year or other period in the value of an investor's holdings in the Company's Stock assuming reinvestment of dividends.

(xxiii) *"Total Shareholder Return"* shall mean the change in share price during a specified period plus any dividends paid during that same period divided by the share price at the beginning of the period.

(xxiv) *"Vitality Index"* shall mean the sales of new products as defined by the business divided by the sales of all products for a given product line or department during a designated period.

In computing the foregoing Performance Measure with respect to any Award, there shall be disregarded the impact of any accounting change mandated by Generally Accepted Accounting Principles which becomes mandated and is implemented after the related Performance Goal is established.

Exhibit B

Peer Groups used for 2010 Compensation Program

Peer Group Companies

Air Products & Chemicals Inc.*	Celanese Corporation	The Lubrizol Corporation*
Albemarle Corporation*	Eastman Chemical Company*	Rockwell Collins Inc.
Alliant Techsystems Inc.	FMC Corporation.*	Rockwood Holdings, Inc.
Arch Chemicals Inc. *	Goodrich Corporation	RPM International Inc.
Ashland Inc.	H. B. Fuller Company*	Spirit Aerosystems Holdings, Inc.
Cabot Corporation	Hexcel Corporation *	The Valspar Corporation

(*) Included in 2009 Peer Group

Chemical/Aerospace Industry Companies (Primary Comparator Group)

Alliant Techsystems Inc.	GenTek	Rockwell Collins
Ashland Inc.	Goodrich	Scotts Miracle-Gro
Cabot Corporation	H. B. Fuller	Solutia
CF Industries	Hexcel	Spirit AeroSystems Holdings, Inc.
Curtiss-Wright	International Flavors & Fragrances	Terra Industries
Eastman Chemical	Lanxess	W. R. Grace
Ecolab	Mosaic	
Embraer	NOVA Chemicals	

General Manufacturing Industry Executive Compensation Companies (Secondary Comparator Group)

Advanced Micro Devices	First Solar	Oshkosh
AECOM Technology	Fiserv	Owens Corning
Agilent Technologies	Forest Laboratories	Owens-Illinois
Alcon Laboratories	GAF Materials	Parametric Technology
Alliant Techsystems	Garmin	Perot Systems
AMETEK	GATX	Pitney Bowes
Amway	General Atomics	Plexus
A.O. Smith	Genzyme	Polaris Industries
Applied Materials	Goodrich	Polymer Group
Armstrong World Industries	Gorton's	PolyOne
ArvinMeritor	Greif	Pulte Homes
Arysta LifeScience North America	GROWMARK	Purdue Pharma
Atos Origin	GTECH	Ralcorp Holdings
Automatic Data Processing	Harland Clarke	Rayonier
Avaya	Harley-Davidson	Regal-Beloit
Avery Dennison	Harman International Industries	Rockwell Automation
Ball	Hayes Lemmerz	Rockwell Collins
Barrick Gold of North America	H.B. Fuller	SanDisk
BD	HD Supply	Sanmina-SCI
Beckman Coulter	Henry Schein	SAS Institute
Biogen Idec	Herman Miller	Savannah River Nuclear Solutions
Bio-Rad Laboratories	Hexion Specialty Chemicals	S.C. Johnson
Booz Allen Hamilton	HNI	Scotts Miracle-Gro
Boston Scientific	Hospira	Sealed Air
Brady	Hovnanian Enterprises	Sensata Technologies
Brown-Forman	Hunt Consolidated	Shire Pharmaceuticals
CA	IDEXX Laboratories	Smurfit-Stone Container
CACI International	International Flavors & Fragrances	Sonoco Products
Callaway Golf	Invensys Controls	Spirit AeroSystems
Cameron International	Invensys Process Systems	SPX

Carmeuse Lime & Stone
Carpenter Technology
Catalent Pharma Solutions
Celestica
Celgene
Century Aluminum
Cephalon
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ANNUAL REPORT 2010

TABLE OF CONTENTS





From the Chairman

To Our Stockholders



I am pleased to report that 2010 was a good year for your company in many respects. We built upon the momentum created in the second half of 2009 and continued to execute our growth strategy, which enabled us to deliver strong top line and earnings growth while generating significant free cash flow. Many of the important global markets for our products continued to recover from the 2008 downturn. And while demand remained below pre-recession levels in most markets, we were able to leverage our lower cost base and improve our product mix to increase the financial performance of the company.

A few highlights for the year include increasing year-on-year global sales by 13% and more than doubling as-adjusted earnings per share to $3.60, while further improving working capital management leading to $239 million in operating cash flow. We delivered record quarterly operating earnings in the second quarter despite sales being 13% lower than the previous record quarter. We successfully implemented the first wave of our Shared Services Center in Riga, Latvia. The Phase One work will deliver approximately $6 million in annualized savings and it provides a solid foundation to build on as we deploy additional transactional work to the center and begin to optimize and move to common global business processes. Finally, we also launched and made good progress with our 1Cytec culture initiative. This is an enterprise-wide program focused on building a common winning culture throughout the company by empowering and focusing all of our employees on our customers, leveraging our global diversity and delivering excellent cross-functional and cross-business execution. We believe that coupling our leading market positions with a robust strategy and a strong common culture is the winning combination for sustained success.

Despite a strong start to the year, we were disappointed with the performance of our Coating Resins segment in the second half of 2010. Demand in this segment softened in the last two quarters in certain markets and competitive activity made it difficult to fully offset higher input costs with price increases in an extremely volatile raw material environment. Given the likelihood of a slow recovery in the important global construction and automotive coating markets, we will implement additional actions as required to match our capacity and cost base to market demand. In addition, we will consider all strategic options for underperforming product lines in this segment. My commitment remains to deliver sustained year-over-year operating earnings growth in this segment.

As we look forward, we expect the global economic recovery to continue, albeit at a slow pace, in many of the industrial markets in North America and Western Europe. As a result, we will continue to closely manage our costs in the developed regions while increasing our investment in the rapidly expanding global Aerospace market and specific In Process Separation and Coatings markets in Asia,

Eastern Europe and parts of Africa and Latin America. We made excellent progress in terms of how we operated our Cash Businesses over the last two years and we will continue to manage these product lines to maximize cash generation with disciplined investment. We will continue the work to reshape our portfolio and strengthen the company by increasing the percentage of revenue coming from our Growth Platforms. As we have communicated to you in the past, we will do this through both organic growth, driven by new product introductions and investment in the high growth segments of our global markets, as well as through select acquisition and divestiture activity. Our M&A activities will likely involve adding bolt-on and technology acquisitions to our Growth Platforms and monetizing Cash Product lines that either underperform or no longer have a strategic fit in the company.

In line with our commitment to reshape the portfolio, we reached a definitive agreement in January 2011 to sell our Building Block Chemicals business. This divestiture will allow us to increase our focus and resources on our strategic imperatives including greater investments in our core Growth Platforms. We believe this was the right time to divest the Building Block business following the strong performance in 2010. I want to thank the Building Block Chemicals' employees for their perseverance and many contributions during this challenging time and for creating a viable, dynamic business for the future.

The future of your company remains very bright. The Engineered Materials, In Process Separation and waterborne and radiation cured coating resins platforms each have market and technology leadership positions and are poised to deliver revenue and earnings growth as positive secular trends, robust product development pipelines and a recovering global economy combine to form strong tailwinds to drive our performance. We have a proven track record of delivering results bolstered by our continuous improvement mindset, disciplined operating approach, uncompromising ethics and focus on creating value for all of our stakeholders. The following letters from our CFO Dave Drillock and our Business Segment Presidents highlight a few of the operational improvement and new product introduction successes that we have delivered over the last year.

I would also like to recognize the contribution of an outstanding member of our board of directors. James R. Stanley, a director since October 2001, retired from the board of directors in January 2011. I am grateful for his sound advice over the years and I would like to thank Jim for his valuable contribution.

Let me close by expressing both my pride and gratitude to the employees of Cytec. It is the hard work and commitment of this talented team that has led to our many successes over the last year. It is the capability and dedication of these folks that gives me so much confidence in our ability to deliver sustained long-term growth and improved shareholder returns.



Shane Fleming

Chairman, President and Chief Executive Officer

Cytec Specialty Chemicals

2010 marked the start of the economic recovery after the deepest recession in post-war times. As a result, Specialty Chemical sales grew by 16%, with all product lines and regions reflecting strong recovery.

In the Coating Resins segment, we experienced widespread restocking as economic conditions improved, which in turn led to raw material shortages and price increases, pushing customers to increase their safety stocks. As a result, we experienced a strong recovery in the first half of 2010, but the liquidation of these inventories resulted in weak demand in the second half of 2010. During 2010, thanks to the incentive programs, demand in the automotive industry was strong in Europe, North America and Asia, but we experienced a dip later in the year following the termination of these programs.



Improvements in UV curing equipment have resulted in growth in the field application of UV curable coatings.

Construction markets in developed economies continued to struggle and remained weak; as a result, coatings market volumes are still below pre-crisis levels. One of the significant highlights was the penetration of several patented technologies such as the waterborne-UV resins family and new classes of crosslinkers meeting the latest environmental regulations in packaging and industrial coatings. These early commercial successes are expected to expand significantly in 2011.

Our In Process Separation segment had a great year with record sales and earnings. Strong recovery in the copper and aluminum demand led to the restarting of many of the operations shut down during the economic downturn. Geographic expansion in Africa continues to gain momentum with new business won in Zambia, DR Congo and Uganda. We have been successful in increasing MAX HT penetration with six additional alumina refineries adopting this new technology. There were increased sales of several new collectors for the flotation market and AEROPHINE is now becoming the collector of choice for many copper operations. Two new product lines were launched for the solvent extraction process and a new technology for the extraction and separation of molybdenum and uranium from acidic feeds was also developed. In adjacent markets, there were successful industrial trials of chemically enhanced electrostatic separation of mineral sands and phosacid scale control technology. These innovative new products are higher margin specialties which led to increased earnings as product mix improved. Phosphines also had a strong sales growth with improved demand in the electronics industry and continued penetration of the fumigation market.

The Additive Technologies segment also had a record year in terms of earnings, with sales recovery close to pre-crisis level. In Specialty Additives, innovation in the reduction of residuals led to increased sales and profitability in large volume segments where the new products allowed customers to meet more stringent limits in the finished consumer goods. In Polymer Additives, we saw a recovery of the North American market and the Asia Pacific market grew significantly in automotive, PET packaging and films.

Automotive instrument panel surfaces have superior color retention and enhanced durability when CYASORB CYNERGY SOLUTIONS V703 stabilizer is incorporated into the TPO skin.



Cytec Specialty Chemicals set ambitious goals in 2010 to achieve drastic improvements in customer satisfaction. This has largely been accomplished by driving a culture based on customer focus where every employee within Cytec has the customer in mind as they conduct their daily responsibilities. Much effort was also made defining and implementing a customer segmentation strategy, which has allowed the team to reach our key metrics around on-time deliveries and first time right invoicing. As we move into 2011, customer focus will remain a top priority. I am confident that the commitment of our employees, combined with a culture of continuous improvement and operational excellence will allow us to continue to deliver great results.

Frank Aranzana

President, Cytec Specialty Chemicals



CYASORB UV-3638F light absorber protects the flavor and nutrient (e.g., vitamin) content of sports drinks in clear PET packaging.

Cytec Engineered Materials

The Engineered Materials segment grew 8% in 2010 driven by the global economic recovery, aircraft build rate increases in certain legacy civil aircraft programs and in new, high composites content aircraft programs, and also due to composites development work on new aircraft in the design phase. We transitioned quickly from the cost base reductions in 2009 to the capacity expansion activities needed to prepare us for the next civil aircraft cycle upturn.

Our Engineered Materials segment had many notable accomplishments during the year. We were recognized by The Boeing Company as one of the 14 "Suppliers of the Year" from a field of 12,000 Boeing suppliers. We won several large, long-term contracts totaling over $1 billion, including new aircraft programs like Bombardier's CSeries and LearJet 85. We launched several new products that led to important program qualifications and contract wins, including next-generation-technology resin infusion, out-of-autoclave and toughened prepreg systems for aircraft primary structure applications like wing and fuselage. In addition, we further commercialized our improved surfacing film systems for aircraft lightning strike protection.


X-35C

Our solutions continue to be the first choice for demanding applications, including being the sole supplier of structural composites for the F-35 Joint Strike Fighter program.

Beyond our progress in our core aerospace market, we continued to see excellent opportunities for our technologies and services in high-growth adjacent markets. In 2010, we expanded our High Performance Industrial Materials business to aggressively pursue these emerging markets to capitalize on our broad technology portfolio. As an example, we followed our successful launches in the U.S. and Europe of our UV-cured pressure sensitive adhesives with an equally successful launch of this new technology in Asia.

In addition to taking immediate actions to expand short-term capacities, we continued to make fundamental improvements to our manufacturing system, setting the stage for our strong performance for our customers and stakeholders through the upcoming industrialization phase of the composites industry. We streamlined and standardized our demand management, order fulfillment and plant planning processes to improve delivery performance while reducing working capital. We made progress on major capital expansions in our Texas and Germany plants to meet growing demand for the new Joint Strike Fighter program. Moreover, we leveraged our Operations Improvement organization and capabilities to drive improvements in product quality and performance, reductions in lead times, and de-bottlenecking of capacity constrained equipment.

We anticipate that we will enjoy continued growth through this upturn of the civil aircraft cycle. Our mission remains clear – we will continue to focus our energies on the activities, projects, and programs that will return the greatest value to our shareholders. We are confident in our business' long-range growth prospects and in our ability to maintain a top-tier supplier position with aerospace and high-performance industrial customers. We remain steadfast in our commitment to develop and provide advanced materials and services that create distinct and sustainable value for the customers, industries, and shareholders that we serve. We will continue to invest in and strengthen our business, our operational capabilities, and our technology portfolio so that we can capture our share of the long-range growth opportunities and serve as a major growth platform for Cytec.

William G. Wood
President, Cytec Engineered Materials

YEARS ENDED DECEMBER 31,	2010	2009	2008
(Dollars in millions, except per share amounts)			
OPERATING RESULTS			
Net sales*	$2,748.3	$2,429.3	$3,128.2
Earnings from operations* (a)	$242.6	$107.1	$273.1
Net earnings(b)	$179.4	$64.1	$167.0
PER SHARE DATA			
Diluted earnings per common share(c)	$3.60	$1.32	$3.46
Stockholders' equity based on outstanding common shares	$35.00	$32.00	$31.33
OTHER DATA			
Capital additions for the year*	$115.6	$175.5	$180.0
Total assets	$3,673.9	$3,559.4	$3,640.0
Total Cytec Industries Inc. stockholders' equity	$1,730.6	$1,558.9	$1,474.7

*In the fourth quarter of 2010, we committed to a plan to sell our assets and liabilities of what was formerly our Building Block Chemicals segment. Beginning in the fourth quarter of 2010, the results of operations of what was formerly our Building Blocks segment are reported as discontinued operations. All previously reported financial information has been revised to conform to the current presentation.
(a) Excluding net special items of $(8.7) in 2010, $(91.6) in 2009, and $(405.5) in 2008.
(b) Excluding net special items of $(7.1) in 2010, $(66.5) in 2009, and $(365.8) in 2008.
(c) Excluding net special items of $(0.14) per diluted share in 2010, $(1.37) per diluted share in 2009, and $(7.62) per diluted share in 2008.
The excluded special items are explained in the Press Release dated January 27, 2011 and furnished to the SEC in Form 8-K on January 27, 2011.

TECHNOLOGY-BASED PRODUCTS

Percentage of 2010 net sales


Cytec Engineered Materials
28%
Cytec Specialty Chemicals
52%
Coating Resins
11%
In Process Separation
9%
Additive Technologies

DISTRIBUTED GLOBALLY

Percentage of 2010 net sales


Latin America
7%
North America
34%
Asia-Pacific
20%
39%
Europe/Middle East/Africa

SERVING DIVERSIFIED MARKETS

Percentage of 2010 net sales


Other
8%
Adhesives
4%
5%
Plastics
Mineral Processing
9%
Coatings & Inks
52%
22%
Aerospace

Financial Overview

Focus, Agility, Execution, Standards of our Success

To Our Stockholders

We took a number of successful actions in 2009 which laid the groundwork for our improvement in 2010. There was a lot of economic uncertainty going into 2010 and that uncertainty continued right through the year. The dedicated people at Cytec responded to this uncertainty by staying focused on our strategy and executing on our improvement initiatives, all the while staying agile to respond to the ever changing market events. Let me review with you some of the successes of 2010. The following amounts exclude Building Block Chemicals.

- We improved our net working capital days by 7 following an outstanding initiative that generated an improvement of two turns and generated over $350 million of cash flow in 2009. This excellent result shows the sustainability and commitment of our efforts – a key goal for this initiative. The accompanying chart lists our progress through 2010.



Working Capital Metrics
YTD Dec '10 Excl. BBC (Qrt End)
Days
80
60
40
20
0
70
71
74
75
66
50
55
59
53
49
46
50
51
51
48
Inventory-DOS
AR-DSO
AP-DPO
Dec'09
Mar'10
Jun '10
Sep'10
Dec '10

- We successfully opened our Shared Services Center in Riga, Latvia, beginning with our Accounts Payable operations. When our first phase is completed in June 2011, we expect to have approximately 125 employees working in Finance, Human Resources, Procurement and IT. Annual savings are projected to be approximately $6 million with significant upsides as we implement global business processes.

- As a result of our cash generation, we increased the funding to our pension plans. In 2010, our contributions of $83 million were well above required amounts. Our global pension assets of $751 million are well above 2007 year end levels and our pension obligations are well funded.

- Our cash flow from operations was 9% of sales and our target is greater than 10% of sales. Excluding the excess pension contributions in 2010, we met this target and will continue to work to make this sustainable and improve this metric going forward.

- We further reduced our debt by $38 million and our balance at the end of 2010 was $648 million. The accompanying chart summarizes our excellent debt maturity profile.



Debt Profile
Amount Outstanding (in millions)
300
250
200
150
100
50
0
Debt
2011
2012
2013
2014
2015
2016
2017

- In recognition of our improved financial position, Standard and Poor's and Moody's increased our investment grade rating to BBB and Baa2 from BBB- and Baa3, respectively.
- Our cash balance at the end of 2010 was $383 million, an increase from $262 million at year end 2009. Our use of cash plan can be summarized as follows: 1) investments in the maintenance of our business, 2) invest in capital for our growth platforms and quick payback projects in our cash businesses, 3) bolt-on acquisitions in our growth platforms, 4) pay-down of debt and 5) return excess cash to shareholders through increasing dividends and/or stock buyback.

Our strong balance sheet and increasing cash flow enabled us to continue to invest in the research and commercial efforts of our growth platforms while further improving our cash businesses. Investments in productivity efforts such and Lean, Six Sigma and Workout continue to show benefits in our manufacturing facilities with plenty of potential going forward.

With our 1Cytec culture initiative underpinning our combined efforts, we look forward to continued earnings improvement in 2011. We are confident that our ability to focus on what we can control, executing on our improvement initiatives and remaining agile to changes in the global economy will bring above average performance, thus rewarding our shareholders.



Sincerely,

David M. Drillock

David M. Drillock
Vice President & Chief Financial Officer

Safety Health & Environment (SHE)

Year in Review

SAFETY

About half of our manufacturing and major R&D sites worked through a year without an injury; however our injury frequency increased to 1.15 amid brisk changes in economic conditions and production. In 2011, we will focus on those sites that need to improve their performance, while empowering our high-performing sites to maintain their top performance. We will continue a risk-based approach to reducing occupational exposures with our process safety and occupational health programs.



Cytec Recordable Injury Frequency
Recordable Injury Frequency
2
1
0
1.22
0.89
0.84
1.15
2007
2008
2009
2010



Winning with Wellness
"Step up your health 24/7!"
CYTEC

HEALTH

During 2010, we launched "Winning with Wellness," a comprehensive health initiative for all employees. This program broadens our focus beyond occupational health, addressing health risks at home and work. We began with a global communication campaign to generate awareness, and then completed well-being assessments at our U.S. facilities where we had participation of over 40% of eligible employees. In 2011, we will continue this focus on risk reduction through fitness, ergonomics, healthy eating and more.

ENVIRONMENT AND SUSTAINABILITY

Cytec reduced environmental releases by >20%, reduced waste by 20% against 2006 baseline, and developed an energy efficiency tracking model for all sites. We measure the environmental, health and safety impacts of our new products through our iSUSTAIN Green Chemistry Index, which has been made available to the public. Many of our products and technologies improve our customers' environmental performance. In this regard, our businesses are identifying key drivers for sustainability, and we are working closely with key customers to recognize these benefits. For more information about sustainability, please see Cytec's Sustainability Report available on our website.

MANAGEMENT SYSTEM

We have implemented a robust management system that incorporates ISO 14001 (environment), OHSAS 18001 (occupational safety and health), security, product stewardship, process safety, emergency response and value chain management into one system. In 2010, all of our operating sites are certified to this single management system, a major milestone.

PRODUCT STEWARDSHIP

2010 was focused on complying with comprehensive product regulations. Cytec registered all of its high volume, Tier I REACH substances, reclassified over 600 products and associated safety data sheets and revamped our European product labels to comply with the associated Classification, Labeling and Packaging (CLP) initiative. In addition, Cytec notified more than 700 product components as part of new CLP notification requirements. Our top priority is compliance and assuring our products are handled safely.

2011 GOALS

SHE PERFORMANCE METRIC	FINAL 2010	2011 TARGETS
Recordable Injury Frequency (Cytec)	1.15	0.85
% Completion of Site specific Safety improvement activities	New	90%
% SHE Critical Work Orders completed on time	New	90%
% PHAs completed on time	New	90%
Releases to Environment >1 lb	65	50
Plant Corrective Actions (PCAT) on time Closure Rate	88%	90%


2010

form 10-K

Cytec Industries Inc.

2010

form 10-K

Cytec Industries Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 1-12372

CYTEC INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-3268660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No).
Five Garret Mountain Plaza Woodland Park, New Jersey	**07424**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (973) 357-3100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐.

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At June 30, 2010 the aggregate market value of common stock held by non-affiliates was $1,924,241,903 based on the closing price ($39.99 per share) of such stock on such date.

There were 49,450,765 shares of common stock outstanding on February 15, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Documents	Part of Form 10-K
Portions of Cytec's Proxy Statement for 2011 Annual Meeting Parts III, IV of Common Stockholders to be held on April 21, 2011.	Parts III, IV

CYTEC INDUSTRIES INC. AND SUBSIDIARIES
Form 10-K
Table of Contents

COMMENTS ON FORWARD-LOOKING STATEMENTS

A number of the statements made by us in our Annual Report on Form 10-K, in other documents, including but not limited to the Chairman, President and Chief Executive Officer's and Vice President and Chief Financial Officer's letters to stockholders and stakeholders, respectively, in our press releases and in other reports to the Securities and Exchange Commission, may be regarded as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this report, including those made by the management of Cytec, other than historical statements, are forward-looking statements.

Forward-looking statements include, among others, statements concerning: our or any of our segments outlook for the future, anticipated results of acquisitions and divestitures, selling price and raw material cost trends, anticipated changes in currency rates and their effects, economic forces within the industry we operate, anticipated costs, target completion dates and expenditures for capital projects, expected sales growth, operational excellence strategies and their results, expected annual tax rates, our long-term goals, future legal settlements and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Such statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties including those discussed in Item 1A, "Risk Factors" below and elsewhere in this report. Actual results may vary materially from those set forth in the forward-looking statements.

The following factors, among others, could affect our anticipated results: our ability to successfully complete planned or ongoing restructuring and capital expansion projects, including realization of the anticipated results from such projects; our ability to maintain or improve current ratings on our debt; our ability to obtain financing or borrow fully against committed lines, changes in financial conditions or the financial status of our existing lenders markets; changes in global and regional economies; the financial well-being of our customers and the end consumers of our products; changes in demand for our products or in the quality, costs and availability of our raw materials and energy; customer inventory reductions; the actions of competitors; currency and interest rate fluctuations; technological change; our ability to renegotiate expiring long-term contracts; our ability to raise our selling prices when our product costs increase; changes in employee relations, possible strikes or work stoppages at our facilities or at the facilities of our customers or suppliers; new laws and regulations or changes in their interpretation, including those related to taxation, global warming and those particular to the purchase, sale, storage and manufacture of chemicals or operation of chemical plants; governmental funding for those military programs that utilize our products; litigation, including its inherent uncertainty and changes in the number or severity of various types of claims brought against us and changes in the laws applicable to these claims; quality problems; difficulties in plant operations and materials transportation, including those caused by hurricanes or other natural forces; short or long term climate changes; environmental matters; returns on employee benefit plan assets and changes in the discount rates used to estimate employee benefit liabilities; changes in the medical cost trend rate; changes in accounting principles or new accounting standards; political instability or adverse treatment of foreign operations in any of the significant countries in which we or our customers operate; war, terrorism or sabotage; epidemics; and other unforeseen circumstances. Unless indicated otherwise, the terms "Cytec," "Company," "we," "us," and "our" each refer collectively to Cytec Industries Inc. and its subsidiaries.

AVAILABLE INFORMATION

We maintain a website that contains various information on our Company and products. It is accessible at www.Cytec.com. Through our website, stockholders and the general public may access free of charge (other than any connection charges from internet service providers) filings we make with the Securities and Exchange Commission as soon as practicable after filing. Filing accessibility in this manner includes our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934.

PART I

(Currencies in millions, except per share amounts)

Item 1.

BUSINESS

We are a global specialty chemicals and materials company focused on developing, manufacturing and selling value-added products. Our products serve a diverse range of end markets including aerospace composites, structural adhesives, automotive and industrial coatings, electronics, inks, mining and plastics. We use our technology and application development expertise to create chemical and material solutions that are formulated to perform specific and important functions for our customers. We operate on a global basis with 34% of our 2010 revenues in North America, 39% in Europe, Middle East, and Africa, 20% in Asia-Pacific and 7% in Latin America. We have manufacturing and research facilities located in 16 countries. We had net sales of $2,748.3 and earnings from operations of $233.9 in 2010. Cytec was incorporated as an independent public company in December 1993.

Pending Sale of Building Block Chemicals Business

On January 28, 2011, we entered into an Asset Purchase Agreement (the "Agreement") with Television Acquisition Corp., an affiliate of HIG Capital, LLC (the "Purchaser"). Pursuant to the terms of the Agreement, we have agreed to sell to the Purchaser substantially all of the assets and certain liabilities of our Building Block Chemicals business (the "Business") for a total consideration of $180.0, including cash consideration of $165.0 at closing and a promissory note for $15.0. The assets to be sold to the Purchaser include our Fortier plant located in Westwego, Louisiana, personal property, inventory, accounts receivable, contract rights and certain other assets that are used in or relate to the Business, all as further specified in the Agreement.

Liabilities to be assumed by the Purchaser include accounts payable, contract liabilities, certain environmental and product liabilities, and certain other liabilities that relate to the Business and are as specified in the Agreement. Certain liabilities relating to the Business will be retained by us, including certain environmental, pension and post-retirement healthcare liabilities. The transaction is subject to a post-closing adjustment based on the amount of Target Net Working Capital and Closing Inventory Amount (each as defined in the Agreement) on the closing date in accordance with the Agreement. We expect to record a gain on the sale of the Building Block Chemicals business when the transaction closes.

The Agreement contains customary representations, warranties, covenants and indemnification obligations of the parties thereto as set forth therein. In addition, we agree that we will not, and will not cause or permit our affiliates to, compete with the Business (with certain exceptions) for a period of five years after the closing date, under the terms specified in the Agreement.

The consummation of the transaction is subject to customary closing conditions, and the Agreement contains certain termination rights, including the right of either party to terminate the Agreement if the closing has not occurred before March 31, 2011.

In connection with the transaction, we and the Purchaser have agreed to enter into long term agreements for the supply of melamine and acrylonitrile by the Purchaser to us.

Change in segment presentation

In the fourth quarter of 2010, we committed to a plan to sell the assets and liabilities of what was formerly our Building Block Chemicals segment. The results of operations of the former Building Block Chemicals segment are now reported as discontinued operations. All previously reported financial information has been revised to conform to the current presentation.

We have four reportable business segments: Coating Resins, Additive Technologies, In Process Separation, and Engineered Materials. Coating Resins, Additive Technologies, and In Process Separation are managed under one executive leader, and are referred to collectively as Cytec Specialty Chemicals. The Coating Resins segment includes the following product lines: radiation-cured resins (Radcure resins), powder coating resins, and liquid coating resins. Included in the liquid coating resins product line are waterborne resins, amino cross-linkers, solventborne resins, and urethane resins. Additive Technologies includes polymer additives and specialty additives. In Process Separation includes mining chemicals and phosphines. Engineered Materials principally includes advanced composites, carbon fiber, structural film and pressure sensitive adhesives, and formulated resins.

We regularly review our segment reporting and classifications and may periodically change our reportable segments to align with operational changes.

Our corporate vision is to deliver technology beyond our customers' imagination. To achieve our corporate vision, our strategy includes the following initiatives:

- Achieve sustainable and profitable growth by providing innovative solutions to meet customer needs. We seek to collaborate closely with our customers to understand their needs and provide them with a superior value proposition, whether through improvement in product quality, performance, cost or a new enabling technology. We seek to market our specialty products in terms of the value they provide and focus on delivering a high level of technical service to our customers as we work with them on solving problems and providing them with better products for their applications.

- Provide a culture that challenges, engages and rewards our employees. We know that progress and growth depend on every employee taking responsibility, being creative, and contributing to our overall successful performance. We strive to have employees be challenged and to enjoy success as we continue to build a stronger Cytec. As part of this process, employees have opportunities to embark on career paths geared towards advancement in various areas of our organization. Our goal is to attract, retain and develop employees to their highest potential and be recognized as a global employer of choice.
- Be universally recognized as the technology leader in our markets. We are dedicated to creating a sustainable competitive advantage through superior technology. We believe our technology is the ultimate engine of our growth and success. To that end we focus on our new product pipeline and delivering value-added products to our customers every year. We continued to invest in our three growth platforms (i.e. Engineered Materials, In-Process Separation, and Coatings (radiation cured and waterborne resins)).
- Positively impact society by our commitment to safety, health, and environmental stewardship. We focus our innovation on the development of environmentally sustainable products, and demonstrate our respect for the communities in which we operate. We operate on a global basis with manufacturing plants and research facilities located in 16 countries including high growth emerging markets where we will continue to expand sales as markets develop. Our global operations add to the vitality and the economy of the regions in which we operate.

We are focused on operational excellence. To develop and implement best practices, we benchmark our performance against our competitive peer group. This has had a significant positive impact in terms of our safety and environmental performance. Manufacturing has the largest impact on our costs and we use various techniques such as six-sigma and lean manufacturing to reduce our product costs by improving process yields, reducing batch times, increasing capacity and improving and/or streamlining our manufacturing processes. We continuously review our operational footprint versus current and projected market demand and accordingly, from time to time, we may also expand, shutdown parts of, or close certain manufacturing or laboratory facilities.

Over the years, in the course of our ongoing operations, we have made a number of other strategic business and product line acquisitions and dispositions.

Our management team regularly reviews our product line portfolio in terms of strategic fit and capital allocation based on financial performance which includes factors such as growth, profitability and return on invested capital. From time to time, we may also dispose of or withdraw certain product lines. We may also acquire additional product lines or technologies. We conduct regular reviews of our plant sites' cost effectiveness, including individual facilities within such sites to insure our long-term competitiveness.

SEGMENT INFORMATION

Revenues from external customers, earnings from operations, and total assets for each of our four reportable segments can be found in Note 17 of the Notes to Consolidated Financial Statements.

Coating Resins

Set forth below are our primary product lines and major products in this segment and their principal applications.

Product Line	Major Products	Principal Applications
Radcure resins	Oligomers, monomers, photo-initiators	Coatings and inks used in industrial metal, wood and plastic coatings including parquet, furniture, safety glass interlayer, printing varnishes and inks
Powder coating resins	Conventional and ultraviolet curable powder coating resins	Powder coatings for industrial and heavy duty metal applications, appliance, white goods, architecture and wood
Liquid coating resins	Waterborne resins, solventborne resins, amino cross-linkers, and urethane resins	Industrial coatings for automobiles, packaging, coil, metal fixtures, metal and wood furniture, and heavy-duty industrial machinery, architectural applications, products used in abrasives, tires, electronics, marine, sanitary and swimming pools

We market our coating resins chemicals through specialized sales and technical service staffs for each of our product lines. Sales are typically made directly to large customers and through distributors to smaller customers. Certain of our products in this segment, primarily amino cross-linkers, are manufactured using melamine that is manufactured by our former Building Block Chemicals segment, for which we have committed to a plan to sell in the fourth quarter and entered into a definitive agreement to sell in January 2011. For further discussion of raw materials, refer to "Customers and Suppliers."

Radcure Resins

We are a leading producer of radiation-cured resins for high-performance coatings and graphics applications. These resins are cured (dried and hardened) by exposing them to ultraviolet or electron-beam radiation, rather than heat which typically reduces processing costs, lowers energy use and increases productivity. Products such as inks, compact discs, DVDs, flat panel displays, credit cards, packaging, parquet and furniture utilize advanced resins like the ones we have developed.

Powder Coating Resins

Our polyester powder resin technologies account for a significant portion of the industrial finishing market. We offer innovations such as powder resins for super durable clear coats, weather-resistant finishes and ultraviolet-curing powder coating resins systems for heat-sensitive substrates such as plastic and wood. These powder coatings provide original equipment manufacturers with a number of cost and environmental benefits compared to traditional coating systems.

Liquid Coating Resins

We manufacture a broad range of waterborne and solventborne resins. We are a market leader in resins for high-solids and waterborne coating systems. Our extensive portfolio includes products based on seven chemistries: acrylics, amino cross-linkers, epoxy systems, alkyds and polyesters, urethanes, phenolics and unsaturated polyesters.

We also market a broad range of additives to assist customers in formulating high-performance coatings for protective and decorative applications.

Additive Technologies

Set forth below are our primary product lines and major products in this segment and their principal applications.

Product Line	Major Products	Principal Applications
Polymer additives	Ultraviolet light stabilizers and absorbers, high performance antioxidants and antistatic agents	Plastics, coatings, and fibers for: agricultural films, automotive parts, architectural lighting, housewares, packaging, outdoor furniture, sporting goods, toys and apparel
Specialty additives	Surfactants, specialty monomers, resin amines, and PTZ® Phenothiazine (acrylic acid stabilizers)	Textiles, non-wovens and adhesives, super absorbent polymers, pharmaceuticals and acrylic acid

We market our Additive Technologies chemicals through specialized sales and technical service staffs for each of our product lines. Sales are usually made directly to large customers and through distributors to smaller customers. For a discussion of raw materials, refer to "Customers and Suppliers."

Polymer Additives

We are a global supplier to the plastics industry of specialty additives which protect plastics from the ultraviolet radiation of sunlight and from oxidation. We seek to enhance our position with new products based on proprietary chemistries combined with our technical support. In certain cases, we use a combination of additives to achieve a level of efficiency not previously achieved in polymer applications.

Specialty Additives

We are a leading global supplier of sulfosuccinate surfactants, Docusate sodium, acrylamide-based specialty monomers, and PTZ® phenothiazine. Sulfosuccinate surfactants and acrylamide-based specialty monomers products are used in emulsion polymers, paints, paper coatings, printing inks, and other diverse customer applications. Docusate is a pharmaceutical grade product used as both an active ingredient and excipient/formulating aid. PTZ® phenothiazine is primarily used as an acrylic acid, acrylic ester and methacrylate monomer stabilizer.

In Process Separation

Set forth below are our primary product lines and major products in this segment and their principal applications.

Product Line	Major Products	Principal Applications
Mining chemicals	Flotation promoters, collectors, frothers, dispersants and depressants, solvent extractants, flocculants, filter and dewatering aids, antiscalants, and defoamers	Mineral separation and processing for copper, alumina, cobalt, nickel, and other minerals
Phosphines	Flame retardants, catalyst ligands, high purity phosphine gas and biocides	Pharmaceutical, chemical and electronic manufacturing, and fumigation

We market our In Process Separation chemicals through specialized sales and technical service staffs for each of our product lines. Sales are usually made directly to large customers and through distributors to smaller customers. For a discussion of raw materials, refer to "Customers and Suppliers."

Mining Chemicals

Our mining chemicals product line is primarily used in applications to separate desired minerals from host ores. We have a leading position in the base metal processing industry, particularly in the flotation and solvent extraction of copper and associated metals. Our phospine based specialty products are used primarily in the flotation of complex sulfide ores and the solvent extraction of cobalt/nickel. We also have a leading position in the alumina processing industry, where our patented HxPAMs are particularly effective at the flocculation of "red mud" and our patented MaxHT™ antiscalant is sold for suppressing sodalite scale formation. Demand for mining chemicals varies with industry conditions such as global demand, inventory levels and prices for the particular minerals with respect to which our products have processing applications. We strive to develop new technologies as well as new formulations tailored for specific applications.

Phosphines

Our phosphine specialties are utilized for a variety of applications. We are a leading supplier of ultrahigh purity phosphine gas, used in semiconductor manufacturing and light emitting diode applications, and have significant positions in various phosphine derivative products including phosphonium salts used in pharmaceutical catalysts and biocides.

Included in the phosphine line are organo phosphorus compounds. The compounds are used primarily as intermediates and catalyst ligands for organic and chemical synthesis in the pharmaceutical and chemical industries.

Engineered Materials

Our Engineered Materials segment is a global provider of technologically advanced materials for aerospace, high-performance industrial and other extreme-demand markets.

Its primary product lines and products are:

Product Line	Major Products	Principal Applications
Advanced aerospace composites and structural adhesives	Aerospace-qualified prepregs, resin infusion systems, structural/surfacing adhesives	Large commercial airliners, regional and business jets, military aircraft (including rotorcraft, satellites and launch vehicles), automotive racing (F1) and specialty applications
High performance industrial materials	Industrial-grade prepregs, resin infusion systems, structural/surfacing adhesives; pressure sensitive adhesives; formulated resins	Industrial markets including high performance and luxury low-rate serial automotive, defense, alternative energy, construction and marine; pressure sensitive adhesives for signage, labels, tapes, graphics and medical applications; formulated resins for bonding and/or sealing of electrical and electronic components, tooling applications and specialty adhesives and sealants
Carbon fibers	High performance fiber reinforcements for advanced composite materials	Raw material input for aerospace and industrial advanced composite materials

We typically market Engineered Materials products and services directly to our customers using our dedicated sales and technical support team. Sales are largely dependent on commercial and military aircraft build-rates and the number of aircraft programs that identify and specify us as a qualified supplier. A large majority of global commercial aircraft programs qualified and specify our products for use in primary and secondary structure applications. We have a number of long-term agreements, expiring over various periods, to supply aerospace customers with various qualified engineered materials, with the prices generally being fixed by year.

Military aircraft were early adopters of advanced composite technology. Advanced composites generally account for a higher percentage of structural weight on military aircraft. We are a major supplier to the F-35 Joint Strike Fighter and C-17 military transport aircraft. Newer designed commercial aircraft, such as the Boeing 787 Dreamliner and the Airbus A380, have adopted a higher percentage of advanced composites to design and manufacture aircraft with greater fuel efficiency. We are also a leading supplier for the business and regional jet market, supporting new programs such as Bombardier's CSeries and LearJet85, and for the emerging aerospace markets in China and Russia. We expect the demand for advanced composites, structural adhesives and carbon fiber reinforcement to continue to increase as new aerospace designs, applications and programs are developed and introduced.

Advanced Composites, Structural Adhesives and Carbon Fibers

Advanced composites are exceptionally strong and lightweight materials (prepregs) we manufacture by impregnating fabrics and tapes made from high performance fibers (like carbon fiber) with epoxy, bismaleimide, phenolic, polyimide and other resins formulated or purchased by us.

Our customers use composites made from carbon fibers and epoxy or bismaleimide resins for primary structural aircraft applications such as wing, tail and rudder assemblies, engine housings and fuselage components. Composites made from fiberglass or aramid materials and phenolic resins are suited for secondary structure applications such as fairings and aircraft interiors (sidewall, ceiling and floor panels and storage and cargo bins). Specific industries use our ablatives for rocket nozzles and launch components and our carbon/carbon products to make aircraft and other high performance brakes.

Structural and film adhesives are used for bonding and surfacing both metal and composite aircraft and automotive components. Our adhesives utilize resin chemistries similar to our advanced composites, such as epoxy and bismaleimide resins. We also manufacture various specialty adhesive forms to support complex assemblies, such as honeycomb and sandwich structures and special surfacing films to provide a smooth, paintable surface for aerospace and high performance automotive parts.

We manufacture and sell various high-performance grades of both polyacrylonitrile ("PAN") type and pitch type carbon fibers used as a reinforcement material for aerospace and other extreme-demand and high-performance composites. Carbon fiber has many advantageous characteristics in the manufacture of advanced composites, such as lightweight properties, high strength, long fatigue life and enhanced heat and corrosion resistance.

We purchase all of the aramid and glass fibers and much of the carbon fibers and base resins used to manufacture our composites from third parties. We utilize approximately 70% of our carbon fiber production internally (which represents approximately 35% of our demand for carbon fiber) and sell the balance to third parties.

We began construction on a new carbon fiber line in South Carolina (forecasted to cost between $200.0 and $250.0) in early 2008, of which $161.0 has been spent as of December 31, 2010. On completion, the new production line will increase PAN carbon fiber capacity by over 50%. In the first quarter of 2009, we decided to delay the completion of the carbon fiber expansion project for at least eighteen months based on the market's projected demand profile. Taking into account our expectations of the future business environment, we are evaluating different market dynamics and the global carbon fiber demand profile to outline both our options and expected timing for project completion. To further advance carbon fiber reinforced composite materials technology, we entered into a strategic business collaboration with Mitsubishi Rayon Co., Ltd. ("MRC"), combining and sharing the technologies and engineering efforts for selected high-performance carbon composites applications in the structural materials aerospace market.

High Performance Industrial Materials ("HPIM")

Our HPIM product line strategy is to leverage our composites, adhesives and resin technologies across multiple industrial markets. We supply composites and adhesives to a wide spectrum of markets, such as high performance and luxury low-rate serial automotive, defense, alternative energy, construction and marine. This product line addresses the increasing requirements for weight, strength and cost optimized products and materials within the markets where composites adoption is growing.

As an extension of our industrial-focused product line, we established our Engineered Adhesives product portfolio, which includes pressure sensitive adhesives ("PSAs") and formulated resins.

We manufacture and sell specialty pressure sensitive adhesives for waterborne, solventborne and radiation cured systems, featuring innovative products such as high-performance emulsions, adhesives for medical (transdermal patch) applications and removable adhesives. Our customers apply our adhesives to a variety of substrates to utilize them in applications for signage, labels, tapes (high performance automotive, aerospace and other specialty markets), graphics and medical systems. We design formulations for broad market use and customer-specific applications.

Our formulated resins products include formulated high technology, specialty polyurethane and epoxy resin systems tailored to suit the individual needs of our customers. Common uses for this technology include tooling industry, electronics encapsulate and protection, conformal coating printed circuit boards and components and adhere/seal filters. We also formulate and sell urethane and epoxy systems for adhesive applications to bond metal to composite materials, laminate composite layers and adhere and/or seal filtration membranes.

Associated Company and Minority Interests

We own a 50% interest in SK Cytec Co., Ltd. and a majority share of two consolidated entities. All make products for principal applications similar to those listed in our Coating Resins segment. Each of the entities is immaterial to the results of our operations.

Competition

We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition in price, delivery, service, performance, product innovation, product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials without increasing their prices or a change in the economy as a whole.

Our competitors can be expected to continue to develop and introduce new and enhanced products, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers may also cause a loss of market share as well as put downward pressure on pricing. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers.

In general, we compete by maintaining a broad range of products, focusing our resources on products in which we have a competitive advantage and fostering our reputation for quality products, competitive prices and excellent technical service and customer support. To help increase sales and margins, we are seeking to leverage our research and development efforts to develop value-added products and products based on proprietary technologies. If we cannot compete successfully, our businesses, financial condition, results of operations, and cash flows could be adversely affected.

Customers and Suppliers

Sales derived from any single customer did not exceed 10% of our consolidated revenues for fiscal years 2010, 2009, and 2008. Sales to one of our customers, including sales to that customer's subcontractors, are significant to our Engineered Materials segment. The loss of this customer and related subcontractors would have a material adverse effect on the operating results of our Engineered Materials segment. Sales to one customer of our Coating Resins segment are significant to this segment and, if such sales were lost, would have a material adverse effect on the operating results of our Coating Resins segment. A summary of various long-term customer supply agreements is disclosed in Note 12 of the Notes to Consolidated Financial Statements which is incorporated by reference herein.

A number of our customers operate in cyclical industries such as the aerospace, automotive, construction and mining. This in turn, causes demand for our products to also be cyclical.

Key raw materials for the Cytec Specialty Chemicals segments are propylene derivatives such as acrylic acid and epoxy resins, methanol derivatives and natural gas for energy. Key raw materials for the Engineered Materials segment are carbon fiber and various resins. These are typically available although we have experienced tight markets for certain raw materials from time to time.

Oil and natural gas are important indirect raw materials for many of our products. The prices of both of these commodities have been volatile over time. Sudden price swings can adversely affect our ability to recover increased costs from our customers or demand for our products. Because natural gas is not easily transported, the price may vary widely between geographic regions. As a result of this, many of our products could compete with similar products made with less expensive natural gas available elsewhere and we may not be able to recover any or all of the increased cost of gas in manufacturing our products.

To minimize reliance on any one supplier, we generally attempt to retain multiple sources for high volume raw materials. We are dependent on a limited number of suppliers for carbon fibers that are used in many of our advanced composite products. As we manufacture some of our own carbon fibers, the risk of future carbon fiber supply limitations is somewhat reduced. There can be no assurance that the risk of encountering supply limitations can be entirely eliminated.

Changes to raw material costs year on year are an important factor in profitability. Raw material prices can increase or decrease based on supply and demand and other market forces. We have from time to time experienced difficulty procuring several key raw materials, such as but not limited to, methanol derivatives, propylene, natural gas and carbon fiber, due to general market conditions or conditions unique to a significant supplier. We may experience supply disruptions of these and other materials in the future. Such conditions, if protracted, could result in our inability to manufacture our products, resulting in lower than anticipated revenues. If we are unable to raise our selling prices to recover the increased costs of raw materials driven by higher energy costs or other factors, our profit margins will be adversely affected. In other cases, we may have to reduce the selling prices of our products due to competitive pressures and may not be able to retain the additional profitability from the reduced raw material costs.

International

We operate on a global basis, with manufacturing and research facilities located in 16 countries. Through our sales forces, third party distributors and agents, we market our products internationally. Geographical information is contained in Note 17 of the Notes to Consolidated Financial Statements.

International operations are subject to various risks which may or may not be present in U.S. operations. These risks include political instability, the possibility of expropriation, restrictions on royalties, dividends and remittances, exchange rate fluctuations, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. Since we conduct business through subsidiaries in many different countries, fluctuations in currency exchange rates could have a significant impact on our reported revenues, which are reported in U.S. dollars. In 2010, approximately 68% of our consolidated net sales occurred outside of the U.S., a significant portion of which are denominated in foreign currencies. However, we have material operations outside the U.S. which tend to offset some of the impact on earnings. Accordingly, changes in currency exchange rates could cause favorable or unfavorable fluctuations in our reported results of operations. Cross border transactions, both with external parties and intercompany relationships result in increased exposure to foreign exchange effects. Such fluctuations between the various currencies in which we do business have caused and will continue to cause currency transaction gains and losses, which may be material. While we may periodically enter into currency forward contracts to hedge currency fluctuations of transactions denominated in currencies other than the functional currency of the respective entity, it is not always cost effective to hedge all foreign currency exposures in a manner that would completely eliminate the effects of changes in foreign currency exchange rates on our results of operations or cash flows. Further, our international sales are translated into U.S. dollars for reporting purposes. The strengthening or weakening of the U.S. dollar could result in favorable or unfavorable translation effects as the results of our foreign operations are translated into U.S. dollars. Foreign currency translation unfavorably impacted our sales and favorably impacted our income from operations for the year ended December 31, 2010 by approximately $26.3 and $1.6, respectively as compared to fiscal 2009. While we do not currently believe that we are likely to suffer a material adverse effect on our results of operations in connection with our existing international operations, any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, affecting the prices at which we can sell our products or otherwise having an adverse effect on our operating performance.

Research and Process Development

During 2010, 2009 and 2008, we invested $72.5, $75.0 and $81.5, respectively, into research and process development expense.

Trademarks and Patents

We have approximately 1,800 patents issued in various countries around the world. We also have trademark applications and registrations for approximately 240 product names. We do not believe that the loss of patent or trademark protection on any one product or process would have a material adverse effect on our company. While the existence of a patent is presumptive evidence of its validity, we cannot assure that any of our patents will not be challenged, nor can we predict the outcome of any challenge.

Employees

We employ approximately 6,000 employees of whom about 46% are represented by unions. This includes approximately 445 employees under our Building Block Chemicals business, who would be offered employment by the Purchaser of the business. We believe that our relations with employees and unions are generally good.

Operating Risks

Our revenues are largely dependent on the continued operation of our various manufacturing facilities. There are many risks involved in operating chemical manufacturing plants, including the breakdown, failure or substandard performance of equipment, operating errors, natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies, and potential terrorist attack. Our operations can be adversely affected by labor force shortages or work stoppages and events impeding or increasing the cost of transporting our raw materials and finished products. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility. With respect to certain facilities, such events could have a material effect on our company as a whole.

Our operations are also subject to various hazards incident to the production of industrial chemicals. These include the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence at one of our locations may result in Cytec being named as a defendant in lawsuits asserting potentially large claims.

We typically seek to utilize third party insurance. This insurance covers portions of certain of these risks to the extent that coverage is available and can be obtained on terms we believe are economically justified.

Environmental Matters and REACH

We are subject to various laws and regulations which impose stringent requirements for the control and abatement of pollutants and contaminants and the manufacture, transportation, storage, handling and disposal of hazardous substances, hazardous wastes, pollutants and contaminants.

In particular, under various laws in the U.S. and certain other countries in which we operate, a current or previous owner or operator of a facility may be liable for the removal or remediation of hazardous materials at the facility and nearby areas. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous materials. In addition, under various laws governing the generation, transportation, treatment, storage or disposal of solid and hazardous wastes, owners and operators of facilities may be liable for removal or remediation, or other corrective action at areas where hazardous materials have been released. The costs of removal, remediation or corrective action may be substantial. The presence of hazardous materials in the environment at any of our facilities, or the failure to abate such materials promptly or properly, may adversely affect our ability to operate such facilities. Certain of these laws also impose liability for investigative, removal and remedial costs on persons who dispose of or arrange for the disposal of hazardous substances at facilities owned or operated by third parties. Liability for such costs is retroactive, strict, and joint and several.

We are required to comply with laws that govern the emission of pollutants into the ground, waters and the atmosphere and with laws that govern the generation, transportation, treatment, storage, and disposal of solid and hazardous wastes. We are also subject to laws that regulate the manufacture, processing, and distribution of chemical substances and mixtures, as well as the disposition of certain hazardous substances. In addition, certain laws govern the abatement, removal, and disposal of asbestos-containing materials and the maintenance of underground storage tanks and equipment which contains or is contaminated by polychlorinated biphenyls. The costs of compliance with such laws and related regulations may be substantial, and regulatory standards tend to evolve towards more stringent requirements. These requirements might, from time to time, make it uneconomic or impossible to continue operating a facility. Non-compliance with such requirements at any of our facilities could result in substantial civil penalties or our inability to operate all or part of the facility, or our ability to sell certain products.

Global warming could have an adverse impact on our operations, particularly in hurricane prone or low lying areas near the ocean. At this time, we are not able to speculate as to the potential timing or impact from potential global warming, however we believe we currently have adequate insurance coverage related to natural disasters at our sites. There are several initiatives in the United States and other countries to regulate certain industries and actions to reduce the impact of global warming. Some of these initiatives, if made effective, could have a direct adverse impact on our operations or an indirect adverse impact by affecting our suppliers or customers. In September 2009, the U.S. Environmental Protection Agency ("EPA") promulgated a new regulation regarding the registry of greenhouse gas emissions for certain facilities. Currently we have two sites that are required to report such emissions under the new EPA climate registry rule. We do not expect the regulation to have a significant impact from a cost or operations perspective, as we already have systems in place to measure and report our emissions. We continue to monitor proposed legislation and regulation and its impact.

Further discussion of environmental matters is discussed in Note 12 of the Notes to Consolidated Financial Statements.

The Registration, Evaluation and Authorization of Chemicals ("REACH") legislation became effective in the European Union on June 1, 2007. This legislation requires manufacturers and importers of certain chemicals to register certain chemicals and evaluate their potential impact on human health and the environment. Under REACH, where warranted by a risk assessment, specified uses of some hazardous substances may be restricted. All Tier I covered substances were registered as of the November 30, 2010 deadline. Subsequently, registration is required based on volume for covered substances manufactured or imported into the European Union in quantities greater than one metric ton per year. REACH is expected to take effect in three primary stages over eleven years following the effective date. The registration, evaluation and authorization phases would require expenditures and resource commitments, for example, in order to compile and file comprehensive reports, including testing data, on each chemical substance and perform chemical safety assessments. We did not incur significant costs for REACH compliance in 2008, 2009 and 2010, and do not expect to incur significant costs in 2011. However, the overall cost of compliance over the next 10-15 years could be substantial although at this time, we do not expect costs to be substantial. In addition, it is possible that REACH may affect raw material supply, customer demand for certain products, and our decision to continue to manufacture and sell certain products in the European Union.

Item 1A.
RISK FACTORS

- ***A significant increase in our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under our notes and our other indebtedness.***

As of December 31, 2010, we had $647.6 of total debt outstanding. While our debt profile remains favorable, a significant increase in our indebtedness could adversely affect our financial condition, limit our ability to grow and compete and prevent us from fulfilling our obligations under our notes and our other indebtedness. A discussion of our debt is contained in Note 11 of the Notes to Consolidated Financial Statements.

There is $400.0 of availability under our $400.0 five-year revolving credit facility, which expires June 2012, and $56.2 of availability under various non-U.S. credit facilities. The requirement to meet certain financial ratios described in this facility could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with these covenants will depend on our future operating performance. If we fail to comply with these covenants and terms, we will be in default. In this case, we would be required to obtain waivers from our lenders in order to maintain compliance. If we were unable to obtain any necessary waivers, the amounts outstanding under the facility could be accelerated, and become immediately due and payable, and we would not be able to borrow any additional funds under the facility while such default continued. Our ability to fully utilize our facility is limited by our actual calculated Debt Covenant Ratios as compared to the maximum Debt Covenant Ratio permitted under the facility. We would be required to obtain waivers from our lenders in order to maintain the full use of the revolving credit facility if our actual calculated Debt Covenant Ratios were expected to exceed the maximum Debt Covenant Ratios permitted under the facility, and as a result, we believe our financing costs would be significantly higher.

- ***Disposition or restructuring charges, goodwill impairment, acquisition intangible impairment, or other asset impairment charges may affect our results of operations in the future.***

Management regularly reviews our business portfolio in terms of strategic fit and financial performance and may from time to time dispose of or withdraw certain product lines. Additionally, management regularly reviews the cost effectiveness of its plant sites and/or assets at such sites. Long-lived assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may find it necessary to record disposition, restructuring or asset impairment charges in connection with such reviews. For example, we recorded restructuring charges of approximately $8.8 in 2010 principally related to plant closures and employee severance. See Note 4 of the Notes to the Consolidated Financial Statements for further details. Such charges could have a material adverse effect on our results of operations in the period in which they are recorded.

We test goodwill for impairment on an annual basis each October 1st and more often if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. We also test for other possible acquisition intangible impairments if events occur or circumstances change that would indicate that the carrying amount of such intangible asset may not be recoverable. Any resulting impairment loss would be a non-cash charge and may have a material adverse impact on our results of operations in any future period in which we record a charge. For example, in connection with our annual goodwill impairment test in the fourth quarter of 2008, we recorded a $385.0 ($358.3 after-tax) non-cash goodwill impairment charge related to our Coating Resins reporting unit. In total, we had goodwill of $685.7 and acquisition intangibles with a net carrying value of $347.0 at December 31, 2010. See Critical Accounting Policies for further discussion on our goodwill impairment testing.

- ***We may be adversely impacted by increased costs related to our defined benefit pension plans.***

We sponsor defined benefit pension plans for employees in the United States and various foreign locations. The major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in regulatory requirements or the market value of plan assets, investment returns, interest rates and mortality rates may affect the funded status of our defined benefit pension plans and cause volatility in the net periodic benefit cost and future funding requirements of these plans. A significant increase in our obligations or future funding requirements could have an adverse effect on our financial results and financial position.

- ***Prices and availability of raw materials could adversely affect our operations.***

Our ability to recover increased raw material costs, timely or at all, particularly in our Coating Resins segment could materially impact our operating results. Our Coating Resins segment purchases a number of raw materials such as acrylic acid and methanol derivatives, which are derivatives of propylene. Propylene is primarily derived from oil and the cost of oil materially impacts the cost of propylene.

- ***Loss of certain significant customers may have an adverse effect on results of the affected segment and loss of several significant customers may have an adverse effect on our consolidated results.***

See "Item 1. BUSINESS – Customers and Suppliers"

- ***We face active competition from other companies, which could adversely affect our revenue and financial condition.***

See "Item 1. BUSINESS – Competition"

- ***We face numerous risks relating to our international operations that may adversely affect our results of operations.***

See "Item 1. BUSINESS – International"

Our production facilities are subject to operating risks that may adversely affect our operations.

See "Item 1. BUSINESS – Operating Risks"

- ***We are subject to significant environmental and product regulatory expenses and risks.***

See "Item 1. BUSINESS – Environmental Matters"

- ***We are subject to significant litigation expense and risk.***

See "Item 3. LEGAL PROCEEDINGS"

- ***A downturn in global economic conditions coupled with a lack of credit availability from the credit markets could adversely impact our customers' demand for our products, their ability to pay their accounts receivable with us and/or their viability.***

During 2009, certain customers in our Specialty Chemicals segments and Building Block Chemicals segment experienced financial difficulties. Certain customers filed for bankruptcy protection as a result of the prevailing economic conditions of 2009, especially in the first half of the year. We attempt to mitigate the risks associated with extending credit to our customers by maintaining detailed credit procedures and routinely updating customer credit limits. It is possible that these procedures will not fully mitigate customer collectability risk. Our results of operations in 2010 and 2009 were not significantly impacted by the inability of our customers to pay. However, the risks associated with extending credit to our customers could increase if global economic conditions or the financial viability of our customers worsen.

- ***A downturn in global economic conditions could also adversely impact our suppliers' ability to supply our raw materials requirements.***

The economic conditions that prevailed for most of 2009 impacted our suppliers in many of the same ways that such conditions impacted us. If economic conditions further deteriorate or the financial viability of our suppliers worsens, our suppliers may not be able to meet their raw material commitments to us, could request shortened payment terms, or could reduce or in extreme cases eliminate the amount of credit they extend to us. Our operations in 2010 and 2009 were not significantly impacted by these factors due to the diversity of our supplier base and our materials sourcing strategies. However, it is possible that such procedures and strategy may not completely eliminate these risks.

- ***If the current global economic recovery weakens, it could significantly impact our results of operations and cash flows. This could impact our ability to fund certain investments for growth, could cause a significant reduction in global operations, our ability to borrow and impact our current credit rating.***

The economic conditions of 2009 and the resulting downturn in the global economy especially impacted the automotive, construction and general industrial markets that we serve and led to a significant reduction in our sales and operating profitability. If economic conditions further deteriorate we may be forced to take additional cost reduction initiatives that could lead to further reductions in profitability and could jeopardize our ability to fund growth programs designed to position us for success when economic conditions improve. Further, the reduced profitability and cash generation that would be triggered by a further weakening of economic conditions, could limit the amounts we can borrow under our primary credit facility due to the covenants contained in the agreement and could unfavorably impact our credit rating. In both instances, our ability to borrow could be limited and thus our liquidity adversely impacted.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2.
PROPERTIES

We operate manufacturing and research facilities in 16 countries. Capital spending for the years ended December 31, 2010, 2009 and 2008 was $115.6, $175.5 and $180.0, respectively, excluding amounts for our former Building Block Chemicals segment.

Our capital expenditures are intended to provide increased capacity, to improve the efficiency of production units, to improve the quality of our products, to modernize or replace older facilities, or to install equipment for protection of employees, neighboring communities and the environment.

Our manufacturing and research facilities and the segments served by each such facility are as follows:

FACILITY	SEGMENTS SERVED
Anaheim, California	Engineered Materials
Antofagasta, Chile	In Process Separation
Atequiza, Mexico	In Process Separation; Additive Technologies
Avondale (Fortier), Louisiana	Building Block Chemicals
Bassano, Italy	Coating Resins
Belmont (Willow Island), West Virginia	Coating Resins; Additive Technologies
D'Aircraft (Anaheim), California	Engineered Materials
Drogenbos, Belgium	Coating Resins; Additive Technologies; Engineered Materials
Graz, Austria	Coating Resins
Greenville, South Carolina	Engineered Materials
Greenville, Texas	Engineered Materials
Hamburg, Germany	Coating Resins
Havre de Grace, Maryland	Engineered Materials
Indian Orchard, Massachusetts	Engineered Materials
Kalamazoo, Michigan	Coating Resins; Additive Technologies; In Process Separation; Engineered Materials
Langley, South Carolina	Coating Resins; Engineered Materials
Lillestrom, Norway	Coating Resins
Mount Pleasant, Tennessee	Additive Technologies; In Process Separation
North Augusta, South Carolina	Coating Resins
Oestringen, Germany	Engineered Materials
Olean, New York	Engineered Materials
Orange, California	Engineered Materials
Rayong, Thailand	Coating Resins; In Process Separation; Engineered Materials
Rock Hill, South Carolina	Engineered Materials
San Fernando, Spain	Coating Resins
Schoonaarde, Belgium	Coating Resins
Seremban, Malaysia	Coating Resins
Shanghai, China	Coating Resins, Engineered Materials
Shimonoseki, Japan	Coating Resins
Smyrna, Georgia	Coating Resins
Stamford, Connecticut	Coating Resins; In Process Separation; Additive Technologies
Suzano, Brazil	Coating Resins
Wallingford, Connecticut	Coating Resins; Additive Technologies
Welland, Canada	In Process Separation
Werndorf, Austria	Coating Resins
Wiesbaden, Germany	Coating Resins
Winona, Minnesota	Engineered Materials
Wrexham, U. K.	Engineered Materials

We own all of the foregoing facilities and their sites except for the land at the Indian Orchard, Lillestrom, Shanghai and Shimonoseki facilities and the land and the facilities at the Smyrna and Wiesbaden sites. We have long-term leases and/or operating agreements for the Indian Orchard, Lillestrom, Smyrna, Shanghai, Shimonoseki and Wiesbaden sites. We lease our corporate headquarters in Woodland Park, New Jersey, our Cytec Specialty Chemicals headquarters in Brussels, Belgium, our Engineered Materials headquarters located in Tempe, Arizona, and our shared services offices in Riga, Latvia. In the fourth quarter of 2010, we reached an agreement with the municipal authorities in San Fernando, Spain for the transfer of the site to the local municipality in exchange for monetary consideration. The transfer is expected to occur in mid-2012. In January 2011, we entered into a purchase agreement to sell our Building Block Chemicals business; included in the agreement is the manufacturing facility located in Avondale (Fortier), Louisiana.

Item 3.
LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Note 12 of the Notes to Consolidated Financial Statements.

Item 4.
SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

(Currencies in millions, except per share amounts)

Item 5.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our stock is listed on the New York Stock Exchange. On February 15, 2011, there were approximately 5,632 registered holders of our Common Stock.

The high and low closing stock prices and declared dividends per share for each quarter were:

	1Q	2Q	3Q	4Q
2010				
High	$ 47.36	$ 50.14	$ 56.82	$ 60.85
Low	$ 36.42	$ 38.42	$ 37.73	$ 45.53
Dividends	$0.0125	$0.0125	$0.0125	$0.0125
2009				
High	$ 23.87	$ 24.67	$ 34.84	$ 39.20
Low	$ 10.58	$ 13.95	$ 17.59	$ 30.52
Dividends	$ 0.125	$0.0125	$0.0125	$0.0125

On January 27, 2011, our Board of Directors declared a quarterly cash dividend of $0.1250 per common share, payable on February 25, 2011, to stockholders of record as of February 10, 2011. This restores the dividend to the level it was in April 2009, prior to the dividend being reduced due to the economic uncertainty at the time.

See Part III, Item 12. "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information relating to our equity compensation plans.

Performance Graph

The graph set forth below is based on the assumption that $100 had been invested in our common stock and in each index on December 31, 2005, with reinvestment of dividends at market prices. The total cumulative dollar returns represent the value such investments would have had on December 31, 2010.


CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on December 31 2005
with dividends reinvested
$250
$200
$150
$100
$50
$0
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Cytec Industries Inc.
S&P 500
S&P Specialty Chemicals

	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10
Cytec Industries Inc.	$100	$120	$131	$ 46	$ 79	$115
S&P 500	$100	$116	$122	$ 77	$ 97	$112
S&P Specialty Chemicals	$100	$123	$142	$118	$169	$207

Item 6.
SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY

	2010	2009	2008	2007	2006
Statements of income data:					
Net sales	$2,748.3	$2,429.3	$3,128.2	$3,046.6	$2,990.3
Earnings/(loss) from operations	$ 233.9(1)	$ 15.5(3)	$ (132.4)(5)	$ 293.3(7)	$ 280.2(9)
Earnings/(loss) from continuing operations before accounting change	$ 142.0(2)	$ (12.2)(4)	$ (207.1)(6)	$ 185.7(8)	$ 165.7(10)
Earnings from discontinued operations, net of taxes	$ 30.3	$ 9.7	$ 8.3	20.8	30.7
Cumulative effect of accounting change, net of taxes	0.0	0.0	0.0	0.0	$ (1.2)(11)
Net earnings/(loss) attributable to Cytec Industries Inc.	$ 172.3	$ (2.5)	$ (198.8)	$ 206.5	$ 195.2
Basic net earnings/(loss) per share attributable to Cytec Industries Inc.:					
Earnings/(loss) per share attributable to Cytec Industries Inc. before discontinued operations and accounting change	$ 2.88	$ (0.25)	$ (4.33)	$ 3.86	$ 3.48
Earnings per share from discontinued operations, net of taxes	0.61	0.20	0.17	0.43	0.65
Cumulative effect of accounting change, net of taxes	0.00	0.00	0.00	0.00	(0.02)
Net earnings/(loss) per share attributable to Cytec Industries Inc.	$ 3.49	$ (0.05)	$ (4.16)	$ 4.29	$ 4.11
Diluted net earnings/(loss) per share attributable to Cytec Industries Inc.:					
Earnings/(loss) per share attributable to Cytec Industries Inc. before discontinued operations and accounting change	$ 2.85	$ (0.25)	$ (4.33)	$ 3.78	$ 3.40
Earnings per share from discontinued operations, net of taxes	0.61	0.20	0.17	0.42	0.63
Cumulative effect of accounting change, net of taxes	0.0	0.00	0.00	0.00	(0.02)
Net earnings/(loss) per share attributable to Cytec Industries Inc.	$ 3.46	$ (0.05)	$ (4.16)	$ 4.20	$ 4.01
Cash dividends declared and paid per common share	$ 0.05	$ 0.16	$ 0.50	$ 0.40	$ 0.40
Balance sheet data:					
Total assets	$3,673.9	$3,559.4	$3,640.0	$4,085.6	$3,830.5
Long-term debt	$ 641.5	$ 658.4	$ 806.4	$ 705.3	$ 900.4

In the fourth quarter of 2010, we committed to a plan to sell our assets and liabilities of what was formerly our Building Block Chemicals segment. The results of operations of the former Building Block Chemicals segment are now reported as discontinued operations. All previously reported financial information has been revised to conform to the current presentation.

(1) Includes a net pre-tax charge of $3.2 ($2.2 after-tax) for various restructuring initiatives including consolidation and a closure of manufacturing operations in Europe, and a pre-tax charge of $5.5 ($3.4 after-tax) related to the exit of certain phosphorus derivative products at our Mt. Pleasant, TN facility.

(2) In addition to the items in Note (1) above, includes a net pre-tax charge of $4.7 ($2.9 after-tax) related to increases in environmental liabilities at two inactive locations for a change in estimate for operating and maintenance costs, a tax charge of $8.3 related to the impact of health care legislation, and a tax benefit of $9.7 related to a valuation allowance reversal in two international jurisdictions.

(3) Includes pre-tax charge of $90.2 ($63.7 after-tax) for various manufacturing and organizational restructuring initiatives across the Specialty Chemical segments and Engineered Materials segment and within corporate operations as well as restructuring charges related to the shared services initiative. Also includes a net pre-tax loss of $1.4 ($1.9 after-tax) related to the exit of the polyurethane product line in Europe and Asia.

(4) In addition to items in Note (3) above, includes a net pre-tax loss of $8.6 ($5.2 after-tax) associated with the premium for the debt tender, a pre-tax, non-cash gain of $8.9 ($5.5 after-tax) as a result of a land sale for which the proceeds were received in 2004, a pre-tax gain of $6.2 ($3.8 after-tax) related to a legal settlement, a pre-tax, non-cash charge of $12.2 ($9.1 after-tax) relating to a pension settlement in an international jurisdiction, and a benefit of $4.0 related to a favorable tax adjustment for an audit settlement in an international jurisdiction.

(5) Includes a pre-tax charge of $5.6 ($3.6 after-tax) for incremental accelerated depreciation related to our exit of Radcure manufacturing at our leased facility in Pampa, Texas, a pre-tax goodwill impairment charge of $385.0 ($358.3 after-tax), and a pre-tax charge of $14.9 ($10.4 after-tax) for additional restructuring costs primarily associated with various organizational restructuring initiatives across the Specialty Chemicals segments.

(6) In addition to items in Note (5) above, includes a pre-tax gain of $6.1 ($4.0 after-tax) for a legal settlement and an income tax benefit of $2.6 related to a favorable tax development related to the sale of the water treatment business in 2007.

(7) Includes a pre-tax restructuring charge of $6.2 ($5.0 after-tax) for restructuring initiatives and a pre-tax gain of $13.6 ($13.3 after-tax) for the sale of certain product lines.

(8) In addition to the items in Note (7) above, includes $6.3 related to various income tax rate changes in various jurisdictions.

(9) Includes pre-tax restructuring charges of $19.3 ($16.1 after-tax) primarily related to plant closures, pre-tax impairment charges of $29.3 ($24.6 after-tax) related to two unprofitable manufacturing sites in Europe, a pre-tax charge of $2.6 ($1.9 after-tax) related to a change in employee benefit plans in the U.K., a pre-tax charge of $2.2 ($1.6 after-tax) related to a contingent liability study update, pre-tax integration costs of $1.7 ($1.3 after-tax) related to the Surface Specialties acquisition and a pre-tax gain of $75.5 ($59.6 after-tax) for the sale of certain product lines.

(10) In addition to the items in Note (9) above, includes a pre-tax $15.7 ($12.4 after-tax) gain related to resolution of a legal dispute and an income tax benefit of $3.5 related to the completion of prior years tax audits, partially offset by a $1.7 tax charge related to a taxable capital reduction at our Thailand subsidiary.

(11) 2006 cumulative effect of accounting change represents the cumulative effect of adopting accounting pronouncement on share-based payments. The pronouncement requires that all share-based payments be recorded at a fair value to compensation costs. Pre-tax expenses resulting from the application of this pronouncement included in Earnings from Operations were $6.6, $9.1, $11.6, and $10.4 in 2009, 2008, 2007, and 2006, respectively.

Item 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements. It is assumed that the reader is familiar with the description of our business and risk factors contained in Part I of this report. Currency amounts are in millions, except per share amounts. Percentages are approximate.

GENERAL

We are a global specialty chemicals and materials company and sell our products to diverse major markets for aerospace, adhesives, automotive and industrial coatings, inks, mining and plastics. Sales price and volume by region and the impact of exchange rates on our reporting segments are important measures that are analyzed by management and are provided in our segment analysis. We report net sales in four geographic regions: North America, Latin America, Asia/Pacific and Europe/Middle East/Africa. The destination of the sale determines the region under which it is reported consistent with management's view of the business. North America consists of the United States and Canada. Latin America includes Mexico, Central America, South America and the Caribbean Islands. Asia/Pacific is comprised of Asia, Australia and the islands of the South Pacific Rim.

Selling price changes and raw material cost changes year on year are an important factor in profitability especially in years of high volatility. Global oil and natural gas costs in certain countries are highly volatile and many of our raw materials are derived from these two commodities. Discussion of the year to year impact of raw materials and energy is provided in our segment discussion. In addition, higher global demand levels and, occasionally, operating difficulties at suppliers, have limited the availability of certain of our raw materials.

The downturn in the global economy during the fourth quarter of 2008 led to a dramatic reduction in demand for our products across many of our industrial markets, which resulted in a significant decrease in earnings starting in the fourth quarter of 2008. Beginning in January 2009, we initiated various restructuring initiatives within our Specialty Chemical segments and corporate service functions. We have substantially completed these actions to reduce our structural costs and the elimination of certain positions as of December 31, 2009. In addition, in the second and third quarters of 2009, we also initiated restructuring actions within our Engineered Materials segment to respond to lower demand due to inventory destocking and sharper than expected decline in business and regional jet build rates. We estimate that the aforementioned structural cost reduction actions as well as actions initiated in prior years improved our 2009 results by approximately $50.0 and the expected full year annualized rate of savings is approximately $120.0. In addition to these restructuring initiatives, we implemented additional short-term cost reduction and liquidity measures across our operations in 2009. These short-term measures include the implementation of furloughs in certain production facilities in order to better align our cost structure with the reduced demand in 2009, a global salary freeze and bonus limitations, except as required by local law and contracts, and suspension of the company matching contributions to the 401(k) savings program for all U.S. salaried and non-bargaining employees effective May 1, 2009. We estimate that these short-term actions improved our 2009 operating earnings by approximately $76.0. As a result of improved profitability and cash flow, we reinstated our annual merit increase and matching contributions to the 401(k) savings program for all U.S. salaried and non-bargaining employees effective April 1, 2010.

In the fourth quarter of 2010, we committed to a plan to sell the assets and liabilities of our Building Block Chemicals segment. The total assets and liabilities that are held for sale are approximately $164.4 and $71.5, respectively, as of December 31, 2010, and $154.3 and $63.8, respectively, as of December 31, 2009. Beginning in the fourth quarter of 2010, the results of operations of the Building Block Chemicals business are reported as discontinued operations. All previously reported financial information has been revised to conform to the current presentation.

RESULTS OF OPERATIONS

The following table sets forth the percentage relationship that certain items in our Consolidated Statements of Income bear to net sales:

Years Ended December 31,	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Manufacturing cost of sales	75.5	81.3	77.2
Gross profit	24.5	18.7	22.8
Selling and technical services	7.5	8.1	7.3
Research and process development	2.6	3.1	2.6
Administrative and general	4.6	5.1	3.6
Amortization of acquisition intangibles	1.3	1.6	1.3
Asset impairment charge	–	0.2	–
Goodwill impairment charge	–	–	12.3
Earnings/(loss) from operations	8.5	0.6	(4.2)
Net earnings (loss) attributable to Cytec Industries Inc.	6.3	(0.1)	(6.4)

NET SALES BY SEGMENT AND GEOGRAPHIC AREA

Net Sales	North America	Latin America	Pacific Asia/	Europe/ Middle East/ Africa	Total
2010					
Coating Resins	$ 303.9	$ 64.1	$346.1	$ 708.5	$1,422.6
Additive Technologies	101.5	19.7	64.7	73.5	259.4
In Process Separation	76.8	90.1	66.1	59.2	292.2
Engineered Materials	456.7	7.2	69.0	241.2	774.1
Total	$ 938.9	$181.1	$545.9	$1,082.4	$2,748.3
2009					
Coating Resins	$ 260.0	$ 50.5	$274.3	$ 622.1	$1,206.9
Additive Technologies	90.8	19.7	55.4	73.2	239.1
In Process Separation	69.0	79.7	69.5	47.6	265.8
Engineered Materials	432.9	4.3	50.4	229.9	717.5
Total	$ 852.7	$154.2	$449.6	$ 972.8	$2,429.3
2008					
Coating Resins	$ 340.9	$ 73.7	$306.6	$ 930.8	$1,652.0
Additive Technologies	125.8	21.1	62.2	101.4	310.5
In Process Separation	71.5	107.2	63.8	55.9	298.4
Engineered Materials	511.9	5.2	63.4	286.8	867.3
Total	$1,050.1	$207.2	$496.0	$1,374.9	$3,128.2

Net sales in the United States were $877.8, $794.1, and $969.5, or 32%, 33% and 31% of total net sales for 2010, 2009 and 2008, respectively. International net sales were $1,870.5, $1,635.2, and $2,158.7, or 68%, 67% and 69% of total net sales, for 2010, 2009 and 2008, respectively.

We now have four reportable business segments: Coating Resins, Additive Technologies, In Process Separation, and Engineered Materials. Coating Resins, Additive Technologies, and In Process Separation are managed under one executive leader, and are referred to collectively as Cytec Specialty Chemicals. The Coating Resins includes the following product lines: radiation-cured resins (Radcure resins), powder coating resins, and liquid coating resins. Included in the liquid coating resins product line are waterborne resins, amino cross-linkers, solventborne resins and urethane resins. Additive Technologies includes polymer additives and specialty additives. In Process Separation includes mining chemicals and phosphines. Engineered Materials principally includes advanced composites, carbon fiber, structural film and pressure sensitive adhesives, and formulated resins.

For more information on our segments, refer to Note 17 of the Notes to Consolidated Financial Statements and further discussions in "Segment Results" below.

YEAR ENDED DECEMBER 31, 2010, COMPARED WITH YEAR ENDED DECEMBER 31, 2009

Consolidated Results

Net sales for 2010 were $2,748.3 compared with $2,429.3 for 2009. Overall, sales increased 13%, driven by volume increases of 12% and price increases of 2%, offset by unfavorable changes in exchange rates of 1%. Selling volumes increased in all segments in 2010 compared to 2009. Higher selling prices increased sales in Coatings Resins, Additive Technologies, and Engineered Materials, by 4%, 2% and 1%, respectively, compared to the 2009 period. Overall selling prices for In Process Separation was flat as higher mineral processing product prices were offset by lower prices in phosphine and alumina products. For a detailed discussion on sales refer to the Segment Results section below.

Manufacturing cost of sales was $2,074.0 or 75.5% of sales for 2010 compared with $1,975.3 or 81.3% of sales for 2009. The 5.8% decrease in manufacturing cost of sales as a percent of sales is primarily attributable to improved manufacturing cost leverage on the increased volume and lower restructuring charges. The increase in manufacturing cost of sales of $98.7 includes $164.6 related to the increased raw materials volume, $50.5 related to higher raw material costs, $32.0 of increased period costs resulting from the elimination of the 2009 short term cost reduction initiatives and to support improved sales volume in 2010, and $18.7 related to higher freight also due to higher volumes as well as rate increases. These increases were partially offset by favorable fixed cost absorption of $62.4 related to increased production as well as the initiative to lower inventory levels in 2009, $59.5 of lower restructuring charges, $20.2 due to the exit of certain product lines in 2009, and the favorable impact of changes in exchange rates of $21.9, of which $19.7 relates to raw materials. Manufacturing cost of sales for 2010 also includes $3.6 of lower expenses related to environmental contingent liabilities compared with 2009. Restructuring charges included in 2010 were $9.3 of costs primarily related to the exit of a phosphorus product at out Mt. Pleasant manufacturing facility, and additional restructurings at our European manufacturing locations. Manufacturing cost of sales for 2009 includes restructuring charges of $68.9 which includes manufacturing cost savings initiatives launched within our Specialty Chemical and Engineered Materials segments and corporate functions throughout 2009.

Selling and technical services expenses were $205.4 for 2010 versus $197.0 for 2009. Research and process development expenses were $72.5 versus $75.0 in the prior year. Administrative and general expenses were $125.4 versus $124.2 in the prior year. Overall operating expenses increased by $7.1. This increase is primarily related to higher 2010 operating costs of $26.0, including the elimination of the 2009 short term cost reductions previously discussed, partially offset by lower restructuring charges in 2010 of $17.7.

Amortization of acquisition intangibles was $37.1 for 2010 versus $38.2 for 2009 mostly due to decreases in Coating Resins amortization as a result of changes in exchange rates.

Net gain on sale of assets of $0.2 in 2009 includes a gain of $1.5 associated with the sale in the first quarter of 2009 of certain of our polyurethane product line assets in Europe and a loss of $1.3 associated with the sale of our polyurethane product line assets in Asia in the second quarter of 2009. See Note 3 of the Consolidated Financial Statements for further information.

Asset impairment charge of $4.3 in 2009 relates to the write down of the land at our closed facility in La Llagosta, Spain to its estimated fair value.

Other (expense)/income, net was an expense of $5.6 for 2010 versus an expense of $2.6 for 2009. Included in 2010 are environmental accruals related to inactive locations totaling $8.3 and losses on cross currency swaps of $3.0. Also included in 2010 are a gain on the sale of a parcel of land of $2.3, a gain from the settlement of a legal claim of $2.4, and transaction exchange gains of $1.7. Included in 2009 are a loss of $12.2 associated with a partial settlement of an existing pension plan in an international jurisdiction, losses on cross currency swaps of $4.5, environmental accruals related to inactive locations totaling $2.1 and transaction exchange losses of $2.1. Also included in 2009 are a gain of $8.9 resulting from a sale of land for which the proceeds were received in 2004, favorable adjustments to certain asset retirement obligations of $1.3 and a gain of $6.2 related to a legal settlement associated with our Engineered Materials Segment.

The 2010 loss on early extinguishment of debt of $0.8 relates to the loss incurred on the repurchase of portions of our 4.6% notes due July 1, 2013, with a total carrying value of $16.5 for a total purchase price of $17.3 including accrued interest. The 2009 loss on early extinguishment of debt of $9.1 consists of the loss incurred on the repurchase of $234.6 principal amount of our 5.5% notes with an original maturity of October 1, 2010 for a purchase price of $242.8 plus accrued interest of $3.7 and $15.4 principal amount of our 4.6% notes with an original maturity of July 1, 2013 for a purchase price of $14.6. Both of the 2009 debt repurchases were completed under an offer to repurchase the notes that expired during the third quarter of 2009. Also during 2009, we repurchased portions of our 4.6% notes due July 1, 2013 with a total carrying value of $16.5 for a total purchase price of $16.9 plus accrued interest of $0.3, resulting in a loss of $0.5.

Equity in earnings of associated companies was $1.0 in 2010 versus $0.9 in 2009.

Interest expense, net was $33.2 for 2010 compared with $24.2 for 2009. Interest expense increased as the result of $11.5 of higher interest associated with our 8.95% notes due 2017, and $5.6 of lower capitalized interest as compared to 2009 due to a lower level of capital expenditures in 2010. These increases were partially offset by $7.2 of lower interest associated with our 2009 repurchase of 5.5% notes due 2010, and $1.8 of lower interest related to our repurchase of 4.6% notes due 2013.

The effective income tax rate for 2010 was a tax provision of 25.9% ($50.5) compared to a tax benefit of 45.8% ($8.9) for 2009. The 2010 effective tax rate was unfavorably impacted by an $8.3 charge to tax expense related to the enactment of U.S. health care legislation (as discussed in Note 13 of the Consolidated Financial Statements). The rate was favorably impacted by a tax benefit of $15.7 related to valuation allowance reversals, of which $11.8 was primarily attributable to the remeasurement of the future utilization of deferred tax assets in three European tax jurisdictions.

Earnings from discontinued operations, net of tax was $30.3 in 2010 compared with $9.7 in 2009 and reflects the results of our former Building Block Chemicals segment. The improved earnings is attributable to higher margin spreads on acrylonitrile and melamine.

Net income for 2010 was $172.3 ($3.46 per diluted share) compared with a net loss in 2009 of $2.5 ($0.05 per basic share). Included in 2010 was an after-tax charge of $5.6 related to various restructuring initiatives including consolidation and a closure of manufacturing operations in Europe, and the exit of certain phosphorus derivative products at our Mt. Pleasant, TN facility. Our 2010 results also include an after-tax charge of $2.9 related to an increase in environmental liabilities at two inactive locations for a change in estimate for operating and maintenance costs, a tax charge of $8.3 related to the impact of health care legislation, and a tax benefit of $15.7 related to a valuation allowance reversal in international jurisdictions. Included in 2009 was an after-tax charge of $63.7 related to restructuring costs, of which $19.8 and $3.4 relate to accelerated depreciation and asset impairment charge, respectively. Our 2009 results also include an after-tax charge of $9.1 related to a pension settlement in an international jurisdiction, an after-tax loss of $5.2 associated with the repurchase of debt under a tender offer during the third quarter of 2009, and an after-tax loss of $1.9 associated with the sale of our polyurethane product line assets in Asia and Europe. In addition, our 2009 results include a non-cash after-tax gain of $5.5 associated with the transfer of ownership of land to a third party, an after-tax benefit of $3.8 related to a legal settlement related to our Engineered Materials segment, and a tax benefit of $4.0 related to a favorable tax adjustment for an audit settlement in an international jurisdiction.

Segment Results (Sales to external customers)

Year-to-year comparisons and analyses of changes in net sales by segment and region are set forth below:

Coating Resins

				% Change Due to		
	2010	2009	Total % Change	Price	Volume/Mix	Currency
North America	$ 303.9	$ 260.0	17%	3%	14%	0%
Latin America	64.1	50.5	27%	1%	26%	0%
Asia/Pacific	346.1	274.3	26%	4%	19%	3%
Europe/Middle East/Africa	708.5	622.1	14%	4%	15%	-5%
Total	$1,422.6	$1,206.9	18%	4%	16%	-2%

Overall net sales were up 18% primarily due to increased selling volumes of 16% across all regions and all product lines due to the continued recovery from the global recession that had significantly impacted sales in 2009. Overall selling prices increased net sales by 4%, with increased pricing across all product lines in response to the higher raw material costs. Unfavorable changes in exchange rates decreased net sales by 2%.

Earnings from operations were $68.2 or 5% of sales in 2010, compared with losses from operations of $3.2 or -0.3% of sales in 2009. The $71.4 increase in earnings is principally due to the positive impacts of $80.6 due to higher selling volumes, $28.8 of higher fixed cost absorption due to higher production volumes supporting the increased sales demand and the 2009 initiative to reduce inventory levels, and $47.0 due to higher selling prices. These positive impacts were partially offset by unfavorable impacts of $58.2 from higher raw material costs, $14.5 from higher operating expenses and the elimination of the 2009 short term cost savings initiatives, $11.4 from higher freight costs related to higher selling volumes and rate increases, and $0.8 from unfavorable changes in exchange rates.

Additive Technologies

				% Change Due to		
	2010	**2009**	**Total % Change**	**Price**	**Volume/Mix**	**Currency**
North America	$101.5	$ 90.8	12%	2%	10%	0%
Latin America	19.7	19.7	0%	-1%	1%	0%
Asia/Pacific	64.7	55.4	17%	2%	12%	3%
Europe/Middle East/Africa	73.5	73.2	0%	2%	2%	-4%
Total	$259.4	$239.1	8%	2%	6%	0%

Overall sales increased 8% primarily due to increased selling volumes of 6% reflecting higher demand in both the polymer additive and the specialty additive product lines due to continued improvement in global economic conditions. Excluding the impact of the divested polyurethanes product line in 2009, overall sales increased by 17%. Selling prices increased 2% with increases occurring in all regions except Latin America, where selling prices decreased by 1%.

Earnings from operations were $36.9, or 14%, of sales in 2010, compared with $11.0, or 5%, of sales in 2009. The $25.9 increase in earnings is principally due to the positive impacts of $14.7 related to higher selling volumes and favorable product mix, $6.7 of higher fixed cost absorption due to higher production volumes from increased demand, $4.2 due to higher selling prices, and $1.0 of lower raw material costs predominately in the specialty additive business. These positive impacts were partially offset by increased freight costs of $2.3 due to increased sales volumes and rate increases. The divestiture of the polyurethanes product line in 2009 increased earnings from operations in 2010 by $1.6.

In Process Separation

				% Change Due to		
	2010	**2009**	**Total % Change**	**Price**	**Volume/Mix**	**Currency**
North America	$ 76.8	$ 69.0	11%	-1%	12%	0%
Latin America	90.1	79.7	13%	-1%	14%	0%
Asia/Pacific	66.1	69.5	-5%	-1%	-8%	4%
Europe/Middle East/Africa	59.2	47.6	24%	3%	22%	-1%
Total	$292.2	$265.8	10%	0%	9%	1%

Overall sales were up 10% primarily due to increased selling volumes of 9% as a result of higher demand in both the mining and phosphine markets. The favorable changes in exchange rates increased sales by 1%. Lower selling prices due to lower raw material cost represented less than 1% of a change.

Earnings from operations were $55.2 or 19% of sales in 2010, compared with $34.6 or 13% in 2009. The $20.6 increase in earnings is principally due to increased sales volumes of $15.3, lower raw material costs of $10.1, and $6.1 of higher fixed cost absorption due to higher production volumes. These positive impacts were partially offset by the elimination of the short term savings initiatives and higher manufacturing and operating expenses of $4.4 mostly due to increased staffing for new business opportunities, unfavorable changes in exchange rates of $3.1, increased freight costs of $2.9 due to higher volumes and rate increases, and lower selling prices of $0.7.

Engineered Materials

				% Change Due to		
	2010	2009	Total % Change	Price	Volume/Mix	Currency
North America	$456.7	$432.9	6%	1%	5%	0%
Latin America[1]	7.2	4.3	–	–	–	–
Asia/Pacific	69.0	50.4	37%	1%	36%	0%
Europe/Middle East/Africa	241.2	229.9	5%	1%	5%	-1%
Total	$774.1	$717.5	8%	1%	7%	0%

(1) Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Overall sales increased 8% primarily due to increased selling volumes of 7%. In 2010, selling volumes increased due to new large commercial aircraft programs and higher sales in our high performance industrial materials product lines as a result of the improved economy. These benefits were partially offset by decreases in military sales due to the wind down of certain programs in advance of new programs. Rotorcraft sales were also lower due to the decline in overall civilian aircraft build rates. Higher selling prices increased sales by 1%.

Earnings from operations were $115.6 or 15% of sales in 2010, compared with $96.3, or 13% in 2009. The $19.3 increase in earnings includes increased selling volumes of $34.3, $20.8 of benefits primarily associated with higher fixed cost absorption due to increased production levels and the initiative to lower inventories in 2009, increased selling prices of $7.2, and favorable impact of changes in exchange rates of $1.9. These positive impacts were partially offset by $39.4 due to the elimination of 2009 short term cost savings initiatives and higher manufacturing and operating expenses to meet the increasing demand levels and new business opportunities, $3.4 due to higher raw materials costs, and $2.1 due to increased freight costs.

YEAR ENDED DECEMBER 31, 2009, COMPARED WITH YEAR ENDED DECEMBER 31, 2008

Consolidated Results

Net sales for 2009 were $2,429.3 compared with $3,128.2 for 2008. Overall, sales decreased 22% driven by volume decreases of 19%, price decreases of 2%, and unfavorable changes in exchange rates of 1%. Coating Resins sales decreased 27% primarily due to volume decreases and to a lesser extent price decreases and unfavorable changes in exchange rates. Additive Technologies sales decreased 23%, In Process Separation sales decreased 11%, and Engineered Materials sales decreased 17%; the decline in sales for each of these segments is primarily due to lower volumes.

For a detailed discussion on revenues refer to the Segment Results section below.

Manufacturing cost of sales was $1,975.3 or 81.3% of sales in 2009, compared with $2,414.6, or 77.2% of sales in 2008. Manufacturing costs decreased $439.3, which includes $367.9 associated with lower volumes and lower costs associated with product line exits, $110.3 related to lower material costs, $50.5 related to reduced spending and cost savings initiatives, and $48.0 due to changes in exchange rates partially offset by $76.6 of unfavorable fixed cost absorption. Manufacturing cost of sales for 2009 also includes $3.7 of higher expenses related to environmental contingent liabilities compared with 2008 and $1.2 of accelerated depreciation related to our polyurethane product line assets in Asia that were sold in the second quarter of 2009. Manufacturing cost of sales for 2009 includes restructuring charges of $68.9 which includes manufacturing cost savings initiatives launched within our Specialty Chemical and Engineered Materials segments and corporate functions throughout 2009. Included in 2008 was $5.6 of pre-tax restructuring charges primarily related to various organization restructuring initiatives across our Specialty Chemical segments and our manufacturing sites in West Virginia and Connecticut and $5.6 of incremental accelerated depreciation on assets at our Pampa, Texas site that we exited. See Note 4 to the Consolidated Financial Statements for additional detail.

Selling and technical services expenses were $197.0 in 2009 versus $228.1 in 2008. Research and process development expenses were $75.0 in 2009 versus $81.5 in 2008. Administrative and general expenses were $124.2 in 2009 versus $111.8 in 2008. Overall operating expenses decreased by $25.2. This decrease includes $35.0 related to reduced spending and cost savings initiatives, $11.2 related to changes in exchange rates, $3.4 related to the exit of several commodity products and product line divestiture. These decreases were partially offset by $10.0 of consulting costs incurred related to working capital reduction and other cost savings initiatives, $7.7 of higher costs associated with restructuring initiatives, $5.8 of increased employee incentive costs, and $1.2 of higher credit facility fees.

Amortization of acquisition intangibles was $38.2 in 2009 versus $39.6 in 2008 mostly due to decreases in Coating Resins amortization as a result of changes in exchange rates.

Net gain on sale of assets of $0.2 in 2009 includes a gain of $1.5 associated with the sale in the first quarter of 2009 of certain of our polyurethane product line assets in Europe and a loss of $1.3 associated with the sale of our polyurethane product line assets in Asia in the second quarter of 2009. See Note 3 of the Consolidated Financial Statements for further information.

The asset impairment charge of $4.3 in 2009 relates to the write down of the land at our closed facility in La Llagosta, Spain to its estimated fair value.

Goodwill impairment charge of $385.0 in 2008 is related to our former Surface Specialties segment (which now substantially forms the Coating Resins segment) which resulted from the adverse impact that 2008 macroeconomic conditions had on forecasted volume growth and thus reduced profitability of certain product lines. For further details see Note 10 to the Consolidated Financial Statements.

Other income/(expense), net was an expense of $2.6 in 2009 compared with income of $2.5 in 2008. Included in other income/(expense), net for 2009 is a loss of $12.2 associated with a partial settlement of an existing pension plan in an international jurisdiction and $3.0 of additional unrealized losses on currency swaps, partially offset by a gain of $8.9 resulting from the sale of land for which the proceeds were received in 2004, and $2.0 of lower costs associated with environmental contingent liabilities. Included in 2008 is a gain of $3.9 from the sale of real estate and a favorable insurance settlement of $2.2. Other income/(expense) in 2009 and 2008 includes gains of $6.2 and $6.1, respectively, related to legal settlements associated with our Engineered Materials segment.

Net loss on early extinguishment of debt of $9.1 in 2009 consists of the loss incurred on the repurchase of $234.6 principal amount of our 5.5% notes with an original maturity of October 1, 2010 for a purchase price of $242.8 plus accrued interest of $3.7 and $15.4 principal amount of our 4.6% notes with an original maturity of July 1, 2013 for a purchase price of $14.6. Both of the debt repurchases in 2009 were completed under an offer to repurchase the notes that expired during the third quarter of 2009. Also during 2009, we repurchased portions of our 4.6% notes due July 1, 2013 with a total carrying value of $16.5 for a total purchase price of $16.9 plus accrued interest of $0.3, resulting in a loss of $0.5. Included in 2008 is a net gain on the early extinguishment of debt of $1.9 as we repurchased a portion of our 4.6% notes due July 1, 2013 with a carrying value of $11.2 (including accrued interest) at a purchase price of $9.3.

Equity in earnings of associated companies was $0.9 in 2009 versus $1.5 in 2008 with the decrease primarily due to reduced demand.

Interest expense, net was $24.2 in 2009 compared with $35.2 in 2008. The decrease is partially attributable to a $7.4 benefit related to the 2009 purchase of our 5.5% notes under the tender offer referenced above and a portion of our 4.6% notes, as well as the repayment of our revolving credit facility balance during 2009. This benefit was more than offset by $10.9 of increased interest expense associated with our 8.95% notes due 2017, the proceeds of which were received and used during the third quarter to repurchase a portion of our 5.5% and 4.6% notes as discussed above. In addition, interest expense in 2009 is $1.5 lower than 2008 as we repaid the principal balance of our 6.75% notes in March of 2008. Interest expense in 2009 also includes the benefits of $5.7 of additional interest capitalized as compared to 2008 due to a higher level of capital expenditures in 2009 eligible for interest capitalization. Interest expense, net in 2009 includes $6.0 of benefits associated with our cross currency swap of which $1.9 represents the impact of favorable changes in exchange rates on Euro-denominated interest payments and $4.1 represents the amortization of unrealized gains related to certain cross currency swaps previously designated as hedging instruments. See Note 7 of the consolidated financial statements for further information of amortization related to cross currency swaps.

Our effective income tax rate for continuing operations for 2009 was a tax benefit of 45.8% ($8.9) compared to a tax provision of 27.0% ($43.6) for 2008. Included in the 2009 tax benefit rate is a $4.0 ($3.8 net after related unrecognized tax benefit adjustment) tax benefit due to a favorable resolution of a tax matter in an international subsidiary offset by a reduced tax benefit on the Company's restructuring charges. The 2008 effective tax rate was unfavorably impacted primarily by the portion of the goodwill impairment charge for which no tax benefit was given, partially offset by a $2.6 tax benefit recorded due to a favorable audit resolution regarding an international subsidiary.

Earnings from discontinued operations, net of tax was $9.7 in 2009 compared with $8.3 in 2008 and reflects the results of our Building Block Chemicals segment.

Our net loss for 2009 was $2.5 ($0.05 per basic share) compared with our net loss of $198.8 ($4.16 per basic share) in 2008. Included in 2009 was an after-tax charge of $63.7 related to restructuring costs, of which $19.8 and $3.4 relate to accelerated depreciation and asset impairment charge, respectively. Our 2009 results also include an after-tax charge of $9.1 related to a pension settlement in an international jurisdiction, an after-tax loss of $5.2 associated with the repurchase of debt under a tender offer during the third quarter of 2009, and an after-tax loss of $1.9 associated with the sale of our polyurethane product line assets in Asia and Europe. In addition, our 2009 results include a non-cash after-tax gain of $5.5 associated with the transfer of ownership of land to a third party, an after-tax benefit of $3.8 related to a legal settlement related to our Engineered Materials segment, and a tax benefit of $4.0 related to a favorable tax adjustment for an audit settlement in an international jurisdiction.

Included in 2008 results were an after-tax goodwill impairment charge of $358.3 in our Coating Resins segment and an after-tax restructuring charge of $10.4 for various organizational restructuring initiatives across Specialty Chemicals segments and restructuring costs at our Additive Technologies manufacturing facility in West Virginia and Coating Resins manufacturing facilities in Connecticut and France. Included in our 2008 results was an after-tax $3.6 charge related to incremental accelerated depreciation on our Pampa, Texas Coating Resins manufacturing site that we exited and relocated the manufacturing to one of our other existing facilities. Our 2008 results also include an after-tax $4.0 gain related to a legal settlement related to our Engineered Materials segment and an income tax benefit of $2.6 related to a favorable tax development related to the sale of the water treatment business in 2007.

Segment Results (Sales to external customers)

Year-to-year comparisons and analyses of changes in net sales by segment and region are set forth below:

Coating Resins

				% Change Due to		
	2009	**2008**	**Total % Change**	**Price**	**Volume/Mix**	**Currency**
North America	$ 260.0	$ 340.9	-24%	-4%	-20%	0%
Latin America	50.5	73.7	-32%	-3%	-29%	0%
Asia/Pacific	274.3	306.6	-11%	-5%	-7%	1%
Europe/Middle East/Africa	622.1	930.8	-33%	-5%	-25%	-3%
Total	$1,206.9	$1,652.0	-27%	-4%	-21%	-2%

Overall sales were down 27% primarily due to decreased selling volumes of 21%, reflecting lower volumes across all regions and all product lines due to reduced demand resulting from weak global economic conditions as well as destocking by our customers, the impact of which was primarily reflected during the first six months of 2009. Overall selling prices were down 4% with decreases essentially across all product lines. Selling prices for powders were down reflecting lower raw material prices and price competition particularly in Europe and Asia. Radcure selling prices were slightly down primarily due to lower raw material costs and price competition. Unfavorable changes in exchange rates decreased sales 2%.

Loss from operations was $3.2 or -0.3% of sales in 2009, compared with loss from operations of $340.2 or -21% of sales in 2008. Our 2008 operating loss includes a goodwill impairment charge of $385.0. Excluding the impairment charge, 2008 earnings from operations were $44.8. See Note 10 of the Consolidated Financial Statements for additional details on goodwill impairment. Earnings from operations in 2009, excluding the aforementioned goodwill impairment charge in 2008, decreased by $48.0. The negative impacts on earnings from operations were as follows: $127.9 due to lower selling volumes, $74.1 due to lower selling prices, and $37.3 from lower fixed cost absorption due to lower production volumes as a result of reduced demand and our initiative to reduce inventory levels. These negative impacts were partially offset by favorable impacts of $111.5 from lower raw material costs, $46.6 from lower manufacturing and operating expenses due to reduced spending and cost savings initiatives, $20.6 from lower freight costs related to lower selling volumes, and $8.1 from changes in exchange rates. Manufacturing cost of sales in 2008 also included $5.6 of incremental accelerated depreciation of assets at our Pampa, Texas site given our decision to exit the site and consolidate production.

Additive Technologies

				% Change Due to		
	2009	2008	Total % Change	Price	Volume/Mix	Currency
North America	$ 90.8	$125.8	-28%	2%	-30%	0%
Latin America	19.7	21.1	-7%	1%	-6%	-2%
Asia/Pacific	55.4	62.2	-11%	2%	-12%	-1%
Europe/Middle East/Africa	73.2	101.4	-28%	-3%	-21%	-4%
Total	$239.1	$310.5	-23%	0%	-21%	-2%

Overall sales were down 23%, primarily due to decreased selling volumes of 21%, reflecting lower volumes across all regions and most product lines due to reduced demand resulting from weak global economic conditions and price competition. In addition, the exit of our polyurethane product line in 2009, the exit of certain polymer additives commodity product lines and the divestiture of the water treatment product line, which were both completed in 2008 also adversely impacted sales volumes. Selling volumes were up 2% in Asia/ Pacific and Latin America in the polymer additives product line mainly due to improved demand and new business from the automotive and other industrial sectors. Overall selling prices were flat as increases in the specialty and polymer additive product lines in North America and Asia/Pacific were offset by decreases in Europe. Unfavorable changes in exchange rates decreased sales 2%.

Earnings from operations were $11.0 or 5% of sales in 2009, compared with $17.9, or 6% of sales in 2008. The $6.9 decrease in earnings is principally due to the negative impacts of $30.0 related to lower selling volumes and $8.7 of lower fixed cost absorption due to lower production volumes as a result of reduced demand and our initiative to reduce inventory levels. These negative impacts were partially offset by favorable impacts of $10.3 from lower manufacturing and operating expenses due to reduced spending and cost savings initiatives, $9.7 from lower manufacturing and operating expenses as a result of the aforementioned exit of certain product lines and divestitures, $7.3 from lower raw material costs, $3.9 from lower freight costs due to lower volumes, and $1.1 from higher selling prices.

In Process Separation

				% Change Due to		
	2009	2008	Total % Change	Price	Volume/Mix	Currency
North America	$ 69.0	$ 71.5	-3%	3%	-6%	0%
Latin America	79.7	107.2	-26%	2%	-28%	0%
Asia/Pacific	69.5	63.8	9%	4%	7%	-2%
Europe/Middle East/Africa	47.6	55.9	-15%	-2%	-11%	-2%
Total	$265.8	$298.4	-11%	2%	-12%	-1%

Overall sales were down 11%, primarily due to decreased selling volumes of 12%, driven by lower mining chemicals selling volumes across all regions except Asia/Pacific due to customer destocking, the impact of which was primarily in the first half of 2009 and weak global economic conditions. Selling volumes were up 5% within the phosphine product lines primarily due to improved demand in North America related to new business captured during the year. Overall selling prices were up 2% across all product lines and most regions. Unfavorable changes in exchange rates decreased sales 1%.

Earnings from operations were $34.6 or 13% of sales in 2009, compared with $51.5, or 17% in 2008. The $16.9 decrease in earnings is principally due to the negative impacts of $14.7 related to lower selling volumes, $11.6 of higher raw material prices, $7.6 of lower fixed cost absorption due to lower production volumes as a result of reduced demand and our initiative to reduce inventory levels. These negative impacts were partially offset by favorable impacts of $5.6 from increases in selling prices, $4.6 from changes in exchange rates, $4.5 from lower freight costs due to lower volumes, and $3.9 from lower operating expenses due to reduced spending and cost savings initiatives.

Engineered Materials

				% Change Due to		
	2009	2008	Total % Change	Price	Volume/Mix	Currency
North America	$432.9	$511.9	-15%	1%	-16%	0%
Latin America[1]	4.3	5.2	–	–	–	–
Asia/Pacific	50.4	63.4	-21%	0%	-21%	0%
Europe/Middle East/Africa	229.9	286.8	-20%	2%	-19%	-3%
Total	$717.5	$867.3	-17%	2%	-18%	-1%

(1) Due to the level of sales in this geographic region, percentage comparisons are not meaningful.

Overall sales were down 17% due to decreased selling volumes, driven primarily by destocking actions by customers mostly in the large commercial transport, business jet and high performance industrial sectors. In addition, the business jet and high performance industrial markets have significantly lower build rates than the prior year. Pressure sensitive adhesive product line selling volumes were adversely impacted by weak global economic conditions. These negative impacts were partially offset by higher selling volumes from increased build rates in the military aircraft sector. Overall selling prices were up 2% with increases across most regions and market sectors. Unfavorable changes in exchange rates decreased sales 1%.

Earnings from operations were $96.3 or 13% of sales in 2009, compared with $163.2, or 19% of sales in 2008. The $66.9 decrease in earnings is principally due to the negative impacts of $98.2 due to lower selling volumes and $23.0 of lower fixed cost absorption due to lower production volumes as a result of reduced demand and our initiative to reduce inventory levels. These negative impacts were partially offset by favorable impacts of $32.5 from lower manufacturing and operating expenses primarily due to reduced spending and cost savings initiatives, $14.4 from increased selling prices, $3.1 from lower raw material costs, $2.5 from lower freight costs due to lower volumes, and $1.8 from changes in exchange rates.

RESTRUCTURING ACTIVITIES

In accordance with our accounting policy, restructuring costs are included in our corporate unallocated operating results for segment reporting purposes consistent with management's view of its businesses.

Details of our 2010 restructuring initiatives are as follows:

In the fourth quarter of 2010, we initiated restructuring actions in our Coating Resins segment at our San Fernando, Spain facility after reaching agreement for the transfer of the site to the local municipality in exchange for monetary consideration. These actions resulted in pre-tax restructuring charges of $6.6 for the severance of 38 positions, offset by credits of $3.6 primarily related to the reversal of asset retirement obligations. We will cease operations at the facilities in the first half of 2011, and will clean and prepare the site and land for transfer to the municipality in the first half of 2012. Proceeds from the sale of the land will be approximately €13.5 (approximately $18.0 using exchange rates as of December 31, 2010), and will be received in 2011 and 2012. Any potential gain from the sale of the land will be deferred until our continuing involvement in environmental remediation is complete; estimated to be by the end of 2012.

In September 2010, we approved plans to consolidate manufacturing activities at one of our European sites in the Coating Resins segment. These plans resulted in a restructuring charge of $4.0, of which $1.5 relates to the severance of nine positions, and $2.5 relates to the write-down of certain manufacturing assets.

In May 2010, we approved plans to exit the production of certain phosphorus derivative products at our Mt. Pleasant, Tennessee facility. These plans resulted in a restructuring charge of $5.5, of which $0.4 relates to the severance of 10 positions, $1.7 relates to asset write-offs, and $3.4 relates to decommissioning activities, which were charged to our In Process Separation segment.

We realized an estimated $1.5 of cost savings in 2010 related to these initiatives and expect to realize an estimated $5.4 of pre-tax savings annually, beginning in 2011. The aforementioned initiatives are expected to be completed in waves throughout 2011.

The remaining reserve at December 31, 2010 of $8.7 relating to 2010 restructuring initiatives is expected to be paid through 2012.

Details of our 2009 restructuring initiatives are as follows:

In 2009, we initiated restructuring actions across all segments and corporate functions. These actions were taken in response to the downturn in the global economy, which especially impacted the automotive, construction and general industrial markets that we serve, and led to a significant reduction in our sales and operating profitability. The following summarizes the details of the restructuring initiatives launched in 2009, which resulted in $91.9 of restructuring charges for the twelve months ended December 31, 2009.

In 2009, we launched restructuring initiatives at several of our Specialty Chemical manufacturing locations, which resulted in restructuring charges totaling $70.4 of which $40.4 is associated with severance and other employee benefits and $30.0 is associated with asset write-downs and accelerated depreciation. The manufacturing locations impacted by these initiatives are as follows:

- Closure of our manufacturing facility in La Llagosta, Spain and the transfer of manufacturing of most of the liquid coating resins products produced at the site to our facility in Werndorf, Austria.
- Transfer of the manufacturing of our powder coating resins product line from Drogenbos, Belgium to our manufacturing facility in Bassano, Italy and consolidate or eliminate supply chain, sales, marketing and administrative functions at the site.
- Transfer of the manufacturing of certain liquid coating resins products from our Hamburg, Germany site to our facility in Werndorf, Austria and consolidate or eliminate certain manufacturing, supply chain, and administrative functions at the site.
- Conversion of our manufacturing facility in Antofagasta, Chile into a blending and distribution facility to support the Mining business and eliminate manufacturing functions at the site.
- Closure of our manufacturing facility in Bogota, Colombia.

The above manufacturing restructuring initiatives include the elimination 365 positions. During 2010 we recorded a net favorable adjustment of $0.9; we realized an estimated $9.3 of cost savings in 2009 and $33.0 of cost savings in 2010 related to these initiatives.

We launched restructuring initiatives across our Engineered Materials segment in response to inventory destocking by parts manufacturers that supply large commercial aircraft manufacturers as well as a sharper than expected decline in business and regional jet production rates. These initiatives resulted in $4.4 of restructuring charges for severance and employee benefits related to the elimination of 239 positions. During 2010 we recorded a net favorable adjustment of $0.5; we realized an estimated $6.0 of cost savings in 2009 and $20.0 of annualized pre-tax savings in 2010 related to these initiatives.

We launched several initiatives throughout 2009 in our Specialty Chemical segments and corporate functions across sales, marketing, manufacturing, supply chain, research and development, and administrative functions, including our initiative to establish a shared services center. These initiatives resulted in $17.1 of charges related to severance and employee benefits associated with the elimination of 388 positions. During 2010 we recorded a net favorable adjustment of $2.4; we realized $16.4 of estimated cost savings in 2009 related to these initiatives and an estimated $30.2 of annualized pre-tax savings in 2010. Incremental annualized savings of $6.1 and $2.7 are projected to be realized in 2011 and 2012, respectively.

The majority of the aforementioned initiatives are substantially complete as of December 31, 2010, with some components expected to be completed in waves throughout 2011.

The remaining reserve at December 31, 2010 of $10.7 relating to 2009 restructuring initiatives is expected to be paid through 2013.

Details of 2008 restructuring initiatives are as follows:

In 2008, as a cost reduction initiative and to align our cost structure to the declining demand environment at that time, we decided to restructure certain activities of our Coating Resins segment. These initiatives resulted in restructuring charges of $11.1 for the twelve months ended December 31, 2008, which primarily relates to severance for the 93 eliminated positions. Savings of $2.1 from these restructuring initiatives were realized in 2008 and $10.8 of annualized pre-tax savings was realized in 2009 and 2010. These initiatives were completed in

2008. In 2009, the remaining balance of $0.9 was reversed. All costs were paid in full as of December 31, 2009.

See Note 4 of the Consolidated Financial Statements for a further summary of the restructuring charges.

LIQUIDITY AND FINANCIAL CONDITION

At December 31, 2010, our cash balance was $383.3, compared with $261.7 at year end 2009. As of December 31, 2010, $152.9 of our cash was in the U.S. and $230.4 was held by our subsidiaries outside the U.S.

Net Cash provided by Continuing Operations

Cash flows provided by operating activities of continuing operations for 2010 were $239.7 compared with $519.1 for 2009. The 2009 cash flow benefitted significantly from the favorable progress from our working capital initiative, and the benefits have been maintained through 2010. The following working capital descriptions exclude our Building Block Chemicals business, which is being accounted for as discontinued operations. For 2010, trade accounts receivable increased $39.0 primarily reflecting increased sales in 2010 compared to 2009, offset by a continued reduction in days outstanding decreased from 50 days at December 31, 2009 to 49 days at December 31, 2010. Inventory increased $21.5 reflecting increased demand year over year, as the inventory days outstanding declined from 70 days at December 31, 2009 to 66 days at December 31, 2010. Accounts payable increased $41.1 primarily due to increased purchases in the fourth quarter of 2010 versus the prior year quarter. Days outstanding increased modestly from 46 days at December 31, 2009 to 48 days at December 31, 2010. Accrued expenses increased $29.6 primarily due to increased accrued compensation and benefit expenses, partially offset by lower restructuring costs in 2010. Other liabilities decreased $72.5 during 2010, primarily due to contributions of $96.4 we made to our defined benefit plans.

Cash flows used in investing activities were $110.2 in 2010 compared to $168.5 in 2009. In 2010, we sold certain real estate for which we received cash proceeds of $5.4. In 2009, we sold our polyurethane product line assets in Europe and Asia for cash proceeds totaling $7.0. Capital spending for 2010 was $115.6, of which approximately half is related to the Engineered Materials segment, which includes spending related to equipment purchases and work on our new carbon fiber line in Greenville, South Carolina, and expansion work at our composite facility in Greenville, Texas. In the first quarter of 2009, we decided to delay the completion of the carbon fiber expansion project for at least eighteen months based on the market's projected demand profile. Taking into account our expectations of the future business environment, we are evaluating different market dynamics and the global carbon fiber demand profile to outline both our options and expected timing for project completion. We are continuing to evaluate the timing of the carbon fiber project as market conditions change. The remaining half is related to Specialty Chemicals for maintenance of business capital, cost reduction and work on certain expansion projects. Our capital spending for 2011 is expected to be in the range of $170.0 to $190.0.

Net cash flows used by financing activities were $33.6 in 2010 compared with $174.3 in 2009. In 2010, we reduced our debt by approximately $39.2, as we have continued to focus on using the cash generated from our working capital reduction initiatives to lower our debt levels. Additionally, cash outflows included $14.0 related to the net cash settlement of certain cross currency swaps in the fourth quarter of 2010, and cash dividends of $3.8. Cash flows provided by financing activities consisted primarily of $20.5 of proceeds from the exercise of stock options due to a larger number of shares exercised at a higher average strike price compared to 2009, and $2.9 related to the excess tax benefits from the share based compensation programs.

Net Cash Provided by Discontinued Operations

Cash provided by operating activities of discontinued operations for 2010 was $39.1 compared to $46.2 for 2009. In 2010, cash flows consisted primarily of the net earnings from discontinued operations from what was formerly our Building Block Chemicals segment.

Cash flows used in investing activities of discontinued operations were $15.3 in 2010 compared to $18.4 in 2009. These activities related to capital spending at our Building Block Chemicals facilities.

Dividends

During 2010, we paid four quarterly cash dividends of $0.0125 per common share, which aggregated to $2.5. On January 27, 2011, our Board of Directors declared a quarterly cash dividend of $0.125 per common share, payable on February 25, 2011 to stockholders of record as of February 10, 2011. This restores the dividend to the level it was in April 2009, prior to the dividend being reduced due to the economic uncertainty at the time. Also during 2010, our majority owned subsidiary paid cash dividends to their minority shareholders which aggregated to $1.3.

Credit Facility

There were no borrowings outstanding under the $400.0 unsecured five-year revolving credit facility at December 31, 2010 and 2009. This facility contains covenants that are customary for such facilities including two financial covenants: the ratio of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") and the ratio of consolidated EBITDA to consolidated interest expense. We are in compliance with these covenants and expect to be in compliance for the remainder of the current facility which matures in June 2012.

Debt Offering

On July 6, 2009 we closed on an offering of $250.0 aggregate principal amount of 8.95% senior unsecured notes due July 1, 2017, which resulted in $247.7 in net proceeds after original issue discount and underwriting fees. In addition, on June 30, 2009, we commenced offers to purchase our 5.5% notes due October 1, 2010 and our 4.6% notes due July 1, 2013. In July 2009, we applied the net proceeds from the issuance of the 8.95% notes and corporate cash to repurchase $234.6 principal amount of our 5.5% notes due October 1, 2010 for a purchase price of $242.8 plus accrued interest of $3.7 and $15.4 principal amount of our 4.6% notes due July 1, 2013 for a purchase price of $14.6. We raised the additional debt and launched the tender offer to improve our debt maturity profile and further mitigate any liquidity concerns associated with debt maturities. The repurchase of the notes through the tender offer resulted in a net loss of $8.6, including transaction costs, recognized in the third quarter of 2009.

Approximately $44.0 remained authorized under our stock buyback program as of December 31, 2010. We did not repurchase any shares during 2010. In addition to the amount that remained authorized as of December 31, 2010 under our stock buyback program, on January 27, 2011 our Board of Directors approved a new stock buyback authorization in the amount of $150.0.

We believe that we have the ability to fund our operating cash requirements and planned capital expenditures as well as the ability to meet our debt service requirements for the foreseeable future from existing cash and from internal cash generation. However, from time to time, based on such factors as local tax regulations, prevailing interest rates and our plans for capital investment or other investments, it may make economic sense to utilize our existing credit lines in order to meet those cash requirements, which may include debt-service related disbursements. We are required to meet financial ratios under our $400.0 five-year revolving credit agreement, including a maximum permitted ratio of Total Consolidated Debt (as defined) to Consolidated EBITDA (as defined) and a minimum consolidated EBITDA (as defined) to interest expense ratio. Complying with these ratios could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with the covenants will depend on our future operating performance. If we fail to comply with those covenants and terms, we will be in default. In this case, we would be required to obtain waivers from our lenders in order to maintain compliance. If we were unable to obtain any necessary waivers, the amounts outstanding under this agreement could be accelerated, and become immediately due and payable, and we would not be able to borrow any additional funds under the agreement while such default continued. We are in compliance with these covenants and expect to be in compliance for the remainder of the current facility which matures in June 2012. We have no borrowings outstanding under the agreement as of December 31, 2010. Our ability to fully utilize our revolving credit agreement can be limited by our actual calculated Debt Covenant Ratio as compared to the maximum Debt Covenant Ratio permitted under the agreement. At December 31, 2010 the full amount of the facility is available to us, and we expect that the full amount will continue to be available based on our current forecasts.

Use of Cash

With the significant amount of cash generated in 2009 and 2010, plus the anticipated proceeds from the sale of our Building Block Chemicals segment in the first quarter of 2011, our use of cash priority will be to invest in the typical maintenance of business capital spending projects and pension contributions. This is followed by expansion/cost reduction capital in our growth product lines and fast payback/margin improvement capital in our cash product lines. In addition, if available at a reasonable price, we will pursue bolt-on acquisitions for our growth product lines. We also will continue to pursue debt reductions when available at a reasonable price. In January 2011, our Board of Directors increased the cash dividend paid in February 2011 to the pre-economic crisis level of $0.125 per share, and approved a new stock buyback authorization of $150.0, bringing the aggregate buyback authorization to $194.0.

We have not guaranteed any indebtedness of our unconsolidated associated company.

Inflation at this time is not considered significant although higher costs for energy and commodities could impact our future operating expenses and capital spending. The impact of increasing raw material costs are discussed under "Customers and Suppliers" in "Business" in Item 1, herein.

We estimate that pension and postretirement plan funding will be approximately $71.6 in 2011 as compared to $96.4 in 2010.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations under long-term agreements as of December 31, 2010:

(In Millions)	Payments Due by Period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long-term debt	$ 641.5	$ 0.0	$141.0	$249.7	$250.8
Interest payments(1)	239.9	41.6	83.1	70.2	45.0
Operating leases(2)	40.1	9.4	12.3	7.6	10.8
Pension and postretirement plans obligations(3)	71.6	71.6	0.0	0.0	0.0
Purchase obligations(4)	15.3	9.7	5.5	0.1	0.0
Other noncurrent liabilities(5):					
Environmental liabilities(3)	5.5	5.5	0.0	0.0	0.0
Cross currency swap(6)	28.3	0.0	0.0	28.3	0.0
Total	$1,042.2	$137.8	$241.9	$355.9	$306.6

(1) Based on the Euro exchange rate at December 31, 2010.

(2) Excludes $5.8 of operating leases attributable to our discontinued operations.

(3) Expected cash flows for our pension and postretirement plans obligations and environmental liabilities for years beyond 2010 were excluded as specific payment dates could not be reasonably estimated. Amounts reflected to be paid in less than one year are based on our budget and actual amounts paid in 2010 and may vary significantly for pension. See Notes 12 (environmental) and 14 (pension) of the Notes to the Consolidated Financial Statements for more information on these liabilities.

(4) Excludes $27.0 of purchase obligations attributable to our discontinued operations.

(5) Included in other noncurrent liabilities on our consolidated balance sheet at December 31, 2010, were $57.4 of contingent liabilities (principally asbestos related liabilities) and $36.0 of asset retirement obligations. As specific payment dates for these items are unknown, the related balances have not been reflected in the "Payments due by Period" section of the table above.

(6) Related balances are based on principal components using the Euro exchange rate at December 31, 2010.

As of December 31, 2010, the amount of unrecognized tax benefits was $38.3. As specific payment dates cannot be reasonably estimated, the related balances have not been reflected in the "Payments due by Period" section of the table above.

At December 31, 2010, we had net contractual commitments under currency forward contracts in U.S. dollar equivalent notional amounts of $196.2, that all settle in less than one year. (Refer to Item 7A as well as Note 7 of the Notes to Consolidated Financial Statements included herein).

We had $34.0 of outstanding letters of credit, surety bonds and bank guarantees at December 31, 2010 that are issued on our behalf in the ordinary course of business to support certain of our performance obligations and commitments. The instruments are typically renewed on an annual basis.

We do not have any unconsolidated limited purpose entities or any undisclosed material transactions or commitments involving related persons or entities.

Item 7A.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion provides forward-looking quantitative and qualitative information about our potential exposures to market risk arising from changes in currency rates, commodity prices and interest rates. Actual results could differ materially from those projected in this forward-looking analysis. Currencies are in millions.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings.

In the ordinary course of business, we are exposed to various market risks, including fluctuations in currency rates, commodity prices and interest rates. To manage the exposure related to these risks, we may engage in various derivative transactions in accordance with our established policies. We do not hold or issue financial instruments for trading or speculative purposes. Moreover, we enter into financial instrument transactions with either major financial institutions or highly-rated counterparties and make reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit-related and performance-related risks.

Currency Risk: We periodically enter into currency forward contracts primarily to hedge currency fluctuations of transactions denominated in currencies other than the functional currency of the respective entity. At December 31, 2010, the principal transactions hedged involved accounts receivable, accounts payable and intercompany loans. When hedging currency exposures, our practice is to hedge such exposures with forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction.

At December 31, 2010, the currency and net notional amounts of forward contracts outstanding translated into U.S. dollar equivalent amounts were as follows:

	Buy								
Sell	**U.S. Dollar**	**Euro**	**Canadian Dollar**	**Australian Dollar**	**Chilean Peso**	**Thai Baht**	**Pound Sterling**	**Mexican Peso**	**Norwegian Krone**
U.S. Dollar	0.0	$34.5	$28.1	$21.8	$9.4	$6.4	$4.4	$3.0	$0.4
Chinese Yuan	$17.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Brazilian Real	$ 2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Korean Won	$ 2.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Taiwan Dollar	$ 1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pound Sterling	0.0	$ 0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Japanese Yen	0.0	$14.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Norwegian Krone	0.0	$48.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0

The net unfavorable fair value of currency contracts, based on exchange rates at December 31, 2010, was $0.4. Assuming that year-end exchange rates between the underlying currencies of all outstanding contracts and the various hedged currencies were to adversely change by a hypothetical 10%, the fair value of all outstanding contracts at year-end would decrease by approximately $10.5. However, since these contracts hedge specific transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

We used cross currency swaps to hedge the changes in the cash flows of certain Euro denominated intercompany loans receivable ("Euro loans") held by U.S. entities and to hedge a portion of our net investment in Cytec Surface Specialties SA/NV (our largest Euro functional currency subsidiary). The swaps included an initial exchange of $500.0 on October 4, 2005 and require final principal exchanges of $250.0 on each settlement date of the five-year and ten-year notes (October 1, 2010 and October 1, 2015), respectively. At the initial principal exchange, we paid USDs to counterparties and received Euros. Upon final exchange, we provided, or will provide, Euros to counterparties and received, or will receive, USDs. The swaps also called for a semi-annual exchange of fixed Euro interest payments for fixed USD interest receipts. With respect to the cross currency swaps that matured on October 1, 2010 ("five year swaps"), we received 5.5% per annum and paid 3.78% per annum on each April 1 and October 1, through the maturity date. With respect to the cross currency swaps that mature on October 1, 2015 ("ten year swaps"), we receive 6.0% per annum and pay 4.52% per annum on each April 1 and October 1, through the maturity date. Certain currency swaps were originally designated as cash flow hedges of the changes in value of the future Euro interest and principal receipts that results from changes in the USD to Euro exchange rates on certain Euro denominated intercompany loans receivable we have with one of our subsidiaries. In November 2008, the €207.9 five year cross currency swaps were de-designated as cash flow hedges due to our decision to execute new off-setting cross currency swaps ("two year swaps") to lock-in the Euro forward exchange rate for the principal exchange on the five year swaps that were due on October 1, 2010.

Prospective changes in the fair value of the five year swaps since the date of de-designation were reported in earnings. The two year swaps covered an identical notional amount of €207.9 and also called for a semi-annual exchange of fixed Euro interest receipts for fixed USD interest payments. With respect to the two year swaps, we received 3.78% per annum and paid 3.69% per annum on each April 1 and October 1, through the maturity date, which was also on October 1, 2010. The two year swaps were not designated as cash flow hedges. The fair value of the two year swaps was calculated each quarter with changes in fair value reported in earnings. On October 1, 2010, the two and five year swaps were settled according to their terms.

In September 2010, we de-designated our ten year swaps as hedging instruments due to the early settlement of a €41.6 portion of these swaps by one of our counterparties effective October 1, 2010. As a result of this termination, we executed a new cross currency swap effective October 1, 2010 to maintain the total notional amount of the ten year swaps at €207.9. With respect to this replacement swap, we will pay 4.52% per annum on the Euro notional amount and will receive 5.80% per annum on the USD notional amount on each April 1 and October 1, through the maturity date of the swap, which is also on October 1, 2015. We concurrently designated all the ten year swaps as a net investment hedge of the value of one of our U.S. subsidiaries' net investment in our Belgium-based subsidiary, Cytec Surface Specialties SA/NV, against the risk of adverse foreign exchange movements in the USD value of the Euro. Since the critical terms of the ten year swaps match the critical terms of the net investment in Cytec Surface Specialties SA/NV, the ten year swaps are highly effective in offsetting the changes in the value of the net investment attributable to the change in USD value of the Euro.

At December 31, 2010, the unfavorable fair value of the ten year swaps was $16.5. At December 31, 2009, the favorable/(unfavorable) fair values of the two, five, and ten year swaps were $34.8, $(44.7), and $(41.6), respectively. Assuming other factors are held constant, a hypothetical increase/decrease of 10% in the Euro exchange rate would cause an increase/decrease of approximately $31.2 in the total value of the hedging instrument referred to above.

Commodity Price Risk: We use natural gas forwards to hedge a portion of our utility requirements at certain of our North American manufacturing facilities. The maturities of these swaps correlate highly to the actual purchases of the commodity and have the effect of securing predetermined prices that we pay for the underlying commodity. While these contracts are structured to limit our exposure to increases in commodity prices, they can also limit the potential benefit we might have otherwise received from decreases in commodity prices. These swaps are recognized on the balance sheet at fair value, which will be reclassified into manufacturing cost of sales through June 2011 as the hedged natural gas purchases affect earnings. For a detailed discussion on natural gas swaps, see Critical Accounting Policies – *Derivative Financial Instruments and Certain Hedging Activities, Commodity Price Risk* section below.

At December 31, 2010, we had outstanding natural gas forwards with an unfavorable fair value of $0.8. Assuming that year-end natural gas prices were to decrease by a hypothetical 10%, the value of these contracts would decrease by approximately $0.5.

Interest Rate Risk: At December 31, 2010, our outstanding borrowings consisted of $6.1 of short-term variable rate borrowings and long-term fixed rate debt, which had a carrying value of $641.5, a face value of $642.0 and a fair value, of $726.9. The fair value is based on a discounted cash flow analysis which incorporates the contractual terms of the notes and observable market-based inputs that include time value, interest rate curves, and credit spreads.

Assuming other factors are held constant, a hypothetical increase/decrease of 1% in the weighted-average prevailing interest rate on our variable rate debt outstanding as of December 31, 2010, interest expense would increase/decrease by less than $0.1 for the next fiscal year and the fair value of the fixed rate long-term debt would increase/decrease by approximately $29.6.

SIGNIFICANT ACCOUNTING ESTIMATES / CRITICAL ACCOUNTING POLICIES

Accounting principles generally accepted in the United States require management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the consolidated financial statements and the notes thereto. The areas discussed below involve the use of significant judgment in the preparation of our consolidated financial statements and changes in the estimates and assumptions used may impact future results of operations and financial condition.

Share-based Compensation

U.S. Generally Accepted Accounting Principles ("GAAP") requires recognition of compensation cost in an amount equal to the fair value of share-based payments. Compensation cost for performance stock is recorded based on the market value on the original date of grant (which is the fair value). Compensation cost for stock appreciation rights payable in cash ("cash-settled SARS") is recognized based on the fair value of the award at the end of each period through the date of settlement. Compensation cost for stock appreciation rights payable in shares ("stock-settled SARS") and stock options is recognized over the vesting period based on the estimated fair value on the date of the grant.

GAAP also requires that we estimate a forfeiture rate for all share-based awards. We monitor share option exercise and employee termination patterns to estimate forfeiture rates within the valuation model. The estimated fair values are based on assumptions, including estimated lives of the instruments, historical and implied volatility, dividend yield on our common stock, and risk-free interest rates. We also consider the probability that the options and stock-settled SARS will be exercised prior to the end of their contractual lives and the probability of termination or retirement of the holder. These assumptions are based on reasonable facts but are subject to change based on a variety of external factors. Changes in assumptions from period to period may materially affect the amount of share-based compensation cost we recognize in income.

Environmental and Other Contingent Liabilities

Accruals for environmental remediation and operating and maintenance costs directly related to remediation, and other contingent liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accruals are recorded at management's best estimate of the ultimate expected liabilities, without any discount to reflect the time value of money. These accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available.

The amount accrued for environmental remediation reflects our assumptions about remediation requirements at the contaminated site, the nature and cost of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties.

Included in other contingent liabilities are workers' compensation, product liability and toxic tort claims. The amount accrued for other contingent liabilities reflects our assumptions about the incidence, severity, indemnity costs and dismissal rates for existing and future claims.

Our asbestos related contingent liabilities and related insurance receivables are based on a study. The study estimated our gross asbestos liabilities using a frequency/severity approach. With this approach, the cost of future claim filings due to asbestos-related diseases are estimated as the product of the future number of claims filed and the average value of those claims on a nominal as opposed to discounted basis. Future claim frequency has been estimated using our claims history and the Stallard/Manton Epidemiological Decay Model, a widely used industry study. The Decay model assumes that future levels of claims activity will gradually decrease from current levels by applying model-specific decay factors that project this claim activity to wind down over the next 35 to 40 years. Our current levels are estimated based on our risk profile and our historical claim experience. The estimated cost per claim is based on our historical paid claims adjusted for inflation. Although these estimates and assumptions are based on reasonable facts, they are subject to change based on the actual outcome and a variety of external factors. A sustained 1% change in the annual number of future asbestos claims filed against us will increase or decrease the liability and related receivable by $0.4 and $0.2, respectively. A sustained 1% change in the average value of asbestos claims paid will increase or decrease the liability and related receivable by $0.4 and $0.2, respectively.

Accruals for environmental remediation and other contingent liabilities can change substantially if our assumptions are not realized or due to actions by governmental agencies or private parties. We cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts.

Moreover, environmental and other contingent liabilities are paid over an extended period, and the timing of such payments cannot be predicted with any certainty. Accruals for environmental and other contingent liabilities are recorded as other noncurrent liabilities with any amounts expected to be paid out in the next twelve months classified as accrued expenses.

Probable insurance recoveries for past and probable future indemnity costs are recorded at management's best estimate of the ultimate expected receipts without discounting to reflect the time value of money and are recorded as other assets. A number of factors impact the estimates of insurance reimbursements. These factors include the financial viability of the insurance companies, the method in which losses will be allocated to the various insurance policies, how legal and defense costs will be covered by the insurance policies, the interpretation of the effect on coverage of various policy terms and limits and their interrelationships, and historical recovery rates over the past ten years.

Defense and processing costs are expensed as incurred. Insurance recoveries for defense and processing costs are recognized when the recovery is probable and related costs are incurred and are recorded as other assets.

Retirement Plans

We sponsor defined benefit pension and other postretirement benefit plans. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. Our most significant pension plans are in the U.S., and constituted over 79% of our consolidated pension assets and 75% of projected benefit obligations as of December 31, 2010. The calculation of our pension expense and pension liability associated with our defined benefit pension plans requires the use of a number of assumptions. Changes in these assumptions can result in different pension expense and liability amounts, and actual experience can differ from the assumptions. We believe that the most critical assumptions are the discount rate, the expected rate of return on plan assets and healthcare cost trend rates. Our U.S. salaried pension plan was frozen on December 31, 2007.

At the end of each year, we determine the discount rate to be used for pension liabilities. In estimating this rate, we look to yields on high quality, long-term corporate bonds that receive one of the two highest ratings given by a recognized ratings agency. Future expected actuarially determined cash flows of our major U.S. plans are matched against a yield curve encompassing such bonds to arrive at a single discount rate by plan. We discounted our U.S. future pension and postretirement medical liabilities using a rate of 5.4% and 5.0%, respectively, at December 31, 2010. The discount rate used to determine the value of liabilities has a significant effect on expense. A 1% increase to the discount rate for our U.S. pension plans would decrease our 2011 expected annual expense by $5.5 and decrease our liability by $75.6. A 1% decrease to the discount rate for our U.S. pension plans would increase our 2011 expected annual expense by $5.1 and increase our liability by $84.9. A 1% increase to the discount rate for our U.S. postretirement medical plan would decrease our 2011 expected annual expense by $0.7 and decrease our liability by $18.2. A 1% decrease to the discount rate for our U.S. postretirement medical plan would increase our 2011 expected annual expense by $0.4 and increase our liability by $19.9.

The expected rate of return on our U.S. plan assets, which was 7.50% for 2010, reflects the long-term average rate of return expected on funds invested or to be invested in the pension plans to provide for the benefits included in the pension liability. We establish the expected rate of return at the beginning of each fiscal year based upon information available to us at that time, including the historical returns of major asset classes, the expected investment mix of the plans' assets, and estimates of future long-term investment returns. A 1% change to the expected rate of return on plan assets of our U.S. pension plans would increase or decrease our 2011 expected annual expense by $6.0. The U.S. pension plans' investment mix at December 31, 2010 approximated 53% equities and 47% fixed income securities. Any differences between actual experience and assumed experience are deferred as an unrecognized actuarial gain or loss. The unrecognized net actuarial gain or loss is amortized into pension expense in accordance with GAAP.

The assumed rate of future increases in the per capita cost of healthcare benefits (healthcare cost trend rate) is 8.0% in 2010, decreasing to ultimate trend of 5.0% in 2017. The healthcare cost trend rate has a significant effect on the reported amounts of accumulated postretirement benefit obligation ("APBO") and related expense. A 1% decrease to the assumed healthcare cost trend rate for our postretirement benefit plans would decrease our expense by $0.8 and decrease our postretirement benefit obligation by $15.0. A 1% increase to the assumed healthcare cost trend rate for our postretirement benefit plans would increase our expense by $0.8 and increase our postretirement benefit obligation by $15.6.

Impairment of Goodwill

We have defined our segments as our reporting units. Our four business segments are Coating Resins, Additive Technologies, In Process Separation, and Engineered Materials. Additive Technologies and In Process Separation serve large, global industrial markets. Coating Resins serves the large, global coatings market. Engineered Materials serves principally aerospace markets. The segments above reflect how we run our Company, manage the assets and view our customers.

We test goodwill for impairment on an annual basis. Goodwill of a reporting unit will be tested for impairment between annual tests if events occur or circumstances change that would likely reduce the fair value of the reporting unit below its carrying value. We use a two-step process to test goodwill for impairment. We initially use a market multiple approach (1A) to estimate a range of fair values by reporting unit, and then use a discounted cash flow approach (1B) if the market multiple approach indicates that a potential impairment might exist to refine and reaffirm the results of the first test. The market multiple approach provides a straightforward, cost effective and relatively simple method to readily determine if an impairment might exist by utilizing EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) information by reporting unit multiplied by average current industry valuation factors or multiples to easily determine an estimated range of fair value. Due to the cyclical nature of our reporting units, we utilize a three year EBITDA average of historical and forecasted EBITDA for the reportable segment times the range of EBITDA multiple factors. The three year period is comprised of the prior year, current year and one year projected amounts. The market multiple range utilizes an average lower and upper multiple limit based on recent industry acquisition average EBITDA multiples paid by financial and strategic purchasers. We obtain this information from a third party investment bank. If the reporting unit's estimated fair value using the low end of the range is close to, in our judgment, or below the reporting unit's carrying value, we refine the calculation using cash flows to calculate a point estimate of the reporting unit's fair value, as opposed to a range. If the discounted cash flow approach yields a fair value estimate less than the reporting unit's carrying value, we would proceed to step two of the impairment test. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

In the fourth quarter of 2010, we completed our annual goodwill impairment test. For the market multiple approach, we used an EBITDA range of between 6.0X and 8.0X. All of our reporting units passed step 1A with the exception of the Coating Resins reporting unit. The Coating Resins EBITDA of $143.8 was a three year average of the 2009 actual, 2010 actual or forecast, and the 2011 budgeted EBITDA amounts. The market multiple approach (Step 1A) for the Coating Resins reporting unit resulted in a fair value range of $862.7 to $1,150.3. Since the carrying value was in the upper range of the range of the estimated fair values using the multiples, we refined the estimate of the fair value using a discounted cash flow approach in accordance with our aforementioned policy which resulted in a fair value of $1,407.5. The discounted cash flow approach fair value exceeded the carrying value by $272.5, or 24%, indicating that there was no impairment of Coating Resins' goodwill. The discounted cash flow approach considered a weighted average cost of capital ("WACC") rate of 11.0% as the discount rate and an estimated net cash flow for a ten-year period from 2011 to 2020. The WACC calculation considered a risk-free rate of return, cost of debt and expected equity premium. The risk-free rate of return equaled the yield on long-term United States Treasury bonds. The cost of debt represented the yield of a BBB rated U.S. bond. The cost of equity included an estimate of the return on typical long-term investments required to induce investment in a diversified portfolio of U.S. publicly traded stocks adjusted for specific risk and size premiums of the reporting unit. The risk premium reflects the specific risks associated with the current business and future performance estimates. The cost of equity and debt were weighted based on the observed capital structures of companies with characteristics similar to the reporting unit. The discounted cash flow model also reflects a terminal value that assumes 2020 net cash flows will continue to grow at a rate of 2.75% in perpetuity, which we believe is reasonable for this business. These evaluations involve amounts that are based on management's best estimates and judgments.

The discounted cash flows were based on a ten year projection, covering 2011 through 2020. The 2011 to 2014 projections take into account current macroeconomic conditions and reflect management's best estimate of the amount of time required before the business recovers from the current recessionary environment. The 2015 to

2020 amounts were based on forecasted average revenue growth factor of approximately 3%. The projections included average annual capital expenditures of $59.4 and net working capital increases corresponding to the revenue growth assumed. We assumed an average tax rate of 31% for the discounted cash flow approach which we believe is a realistic approximation of our future annual effective tax rate for this business.

The following table summarizes the approximate impact that a change in certain critical assumptions would have on the goodwill impairment. The approximate impact of the change in each critical assumption assumes all other assumptions and factors remain constant.

Critical Factors	Change	Approximate Increase/(Decrease) on Fair Value
Weighted Average Cost of Capital	+0.50%	$ (75.0)
Weighted Average Cost of Capital	-0.50%	84.0
Terminal Value Growth Rate	+0.25%	20.0
Terminal Value Growth Rate	-0.25%	(18.0)
Annual Capital Expenditures	+$10.0	(48.0)
Annual Capital Expenditures	-$10.0	48.0
Annual Sales Volume Growth Rate	+0.25%	48.0
Annual Sales Volume Growth Rate	-0.25%	(48.0)
Operating Profit Margin	+1%	148.0
Operating Profit Margin	-1%	(149.0)

Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. We are not aware of reasonably likely events or circumstances that would result in different amounts being estimated that would have a material impact on these assessments for impairment.

Impairment of Long-Lived Assets, Intangible Assets and Assets to be Disposed

Long-lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

We intend to reinvest the unremitted earnings of international subsidiaries. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases. Foreign tax credits would be available to substantially reduce the amount of U.S. tax otherwise payable in future years.

Our annual effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available in various jurisdictions in which we operate. Significant judgment is required in determining the annual effective tax rate and in evaluating our tax positions.

We establish accruals for tax contingencies when, notwithstanding the reasonable belief that our tax return positions are fully supported, we believe that certain filing positions are likely to be challenged and moreover, that such filing positions may not be fully sustained. We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We continually evaluate our uncertain tax positions and will adjust such amounts in light of changing facts and circumstances including but not limited to emerging case law, tax legislation, rulings by relevant tax authorities, and the progress of ongoing tax audits. Settlement of a given tax contingency could impact the income tax provision in the period of resolution. Our accruals for gross uncertain tax positions are presented in the balance sheet within income taxes payable and other noncurrent liabilities.

Derivative Financial Instruments and Certain Hedging Activities

We use derivative instruments in accordance with our established policies to manage exposure to fluctuations in currency rates, interest rates and natural gas prices in North America. We do not hold or issue derivative financial instruments for trading or speculative purposes. We enter into financial instrument transactions with either major financial institutions or highly-rated counterparties and make reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit-related and performance-related risks.

Foreign Currency Risk: We use currency forward contracts and cross currency swaps to manage our exposure to fluctuations in currency rates on third party and intercompany transactions denominated in currencies other than the functional currency of the legal entity. We hedge such exposures with currency forward contracts and cross currency swaps denominated in the same currency and with similar terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value or cash flows of the hedged item or transaction. All derivative contracts used to manage foreign currency risk are measured at fair value and reported as assets or liabilities on the balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and effectiveness of the hedging relationship. Ineffectiveness, if any, in a hedging relationship is recognized immediately into earnings. If the hedging relationship is not highly effective in generating offsetting cash flows or changes in fair value, we would recognize the change in the fair value of the currency forward contract in other income (expense), net. There was no ineffectiveness in 2010, 2009 or 2008.

We used cross currency swaps to hedge certain future cash flows from Euro receipts on certain Euro denominated intercompany loans receivable we had with certain subsidiaries against changes in the U.S. dollar to Euro exchange rates. The swaps fixed the U.S. dollar equivalent cash flows of these Euro denominated intercompany loans and eliminated foreign exchange variability since the notional amounts of the swaps equaled that of the loans, and all cash flow dates and interest rates coincided between the swaps and the loans, therefore no ineffectiveness was expected. These swaps had been designated as cash flow hedges. In November 2008, the €207.9 five year cross currency swaps were de-designated as cash flow hedges, due to our decision to execute new off-setting cross currency swaps ("two year cross currency swaps") to lock-in the Euro forward exchange rate for the principal exchange on the five year cross currency swaps that were due on October 1, 2010. The two year swaps were not designated as cash flow hedges, therefore all changes in fair value were reported in interest expense, net, and other (expense)/income, net. The two and five year swaps were settled on October 1, 2010.

In September 2010, we de-designated our ten year swaps as hedging instruments due to the early settlement of a portion of these swaps by one of our counterparties effective October 1, 2010. As a result of this termination, we executed a new cross currency swap effective October 1, 2010 to maintain the total notional amount of the ten year swaps at €207.9. We concurrently designated all the ten year swaps as a net investment hedge of the value of one of our U.S. subsidiaries' net investment in our Belgium-based subsidiary, Cytec Surface Specialties SA/NV, against the risk of adverse foreign exchange movements in the USD value of the Euro. Since the critical terms of the ten year swaps match the critical terms of the net investment in Cytec Surface Specialties SA/NV, the ten year swaps are highly effective in offsetting the changes in the value of the net investment attributable to the change in USD value of the Euro.

All cross currency swaps are recorded at fair value as either assets or liabilities and we accrue the periodic net swap interest payments due each period in the consolidated income statement. Each period we record the change in the fair value of the ten year swaps in accumulated other comprehensive income. For the ten year swaps, prior to de-designation as cash flow hedges in September 2010, we reclassified an amount out of accumulated other comprehensive income to the income statement to offset the foreign currency gain or loss on the remeasurement to USD of the Euro intercompany loans. The amount of such reclassification depended on changes in the USD/ Euro exchange rate occurred during the period. We also accounted for the five year swaps in this manner until de-designation as cash flow hedges in November 2008.

For cross currency swaps designated as a hedge of our net investment in Cytec Surface Specialties SA/ NV, the fair value of the ten year swaps is calculated each period with changes in fair value reported in foreign currency translation adjustments within accumulated other comprehensive income (loss), net of tax. Such amounts reclassified to a translation adjustment will remain in other comprehensive income/(loss) until the complete or substantially complete liquidation of our investment in Cytec Surface Specialties SA/NV. The fair values of the two year swaps and, since its de-designation, the five year swaps, were calculated each period with changes in fair value reported in interest expense, net, and other (expense)/income, net. We monitor the counterparty credit risk and, while designated as cash flow hedges, the continued probability of the hedged cash flows as to amount and timing.

Commodity Price Risk: We use natural gas forwards to hedge a portion of our utility requirements at certain of our North American manufacturing facilities. These forward contracts, which are highly effective at achieving offsetting cash flows of the underlying natural gas purchases, have been designated as cash flow hedges and are reported on the consolidated balance sheets at fair value, with the effective portion of the hedged item included in accumulated other comprehensive income/(loss) on an after-tax basis. Gains and losses are reclassified into earnings, as a component of manufacturing cost of sales, in the period the hedged natural gas purchases affect earnings. If the derivative is no longer highly effective in achieving offsetting cash flows, subsequent changes in fair value are recorded in other income (expense), net. Any ineffectiveness is recognized in other income (expense), net in the current period. If the hedging relationship is terminated we continue to defer the related gain or loss in accumulated other comprehensive income and include it as a component of the cost of the underlying hedged item. If the forecasted transaction is no longer likely to occur we recognize the related gain or loss in other income (expense), net in that period. We did not terminate any hedges during 2010, 2009 and 2008. All hedged transactions that were forecasted to occur in 2010, 2009 and 2008 occurred as forecasted. Ineffectiveness during these years was insignificant. Our gas forwards and currency forwards are valued based on readily available published indices for commodity prices and currency exchange rates.

Fair Value Measurements

On January 1, 2008 we adopted a new accounting standard regarding fair value measurements for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. The FASB issued a one-year deferral of the new fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis at the time of issuance and accordingly, we adopted the remainder of the new standard on January 1, 2009. Included among our non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis are plant, equipment and facilities, goodwill, acquisition intangibles, and asset retirement obligations. As a result of the adoption, we are required to determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, interest rates, exchange rates, and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability.

All of our derivatives are valued based on Level 2 inputs. Our gas forwards and currency forwards are valued based on readily available published indices for commodity prices and currency exchange rates. Our cross currency swaps are valued using an income approach based on industry-standard techniques. This model includes a discounted cash flow analysis that nets the discounted future cash receipts and the discounted expected cash payments resulting from the swap. The analysis is based on the contractual terms of the swaps including the period to maturity and observable market-based inputs that include time value, interest rate curves, foreign exchange rates, implied volatilities, as well as other relevant economic measures. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the counterparty's nonperformance risk in the fair value measurements.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2010, we have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

At December 31, 2010, the unfavorable fair value of the ten year swaps was $16.5. The following table summarizes the approximate impact that a change in certain critical inputs would have on the fair values of our ten year swaps. The approximate impact of the change in each critical input assumes all other inputs and factors remain constant. See Note 7 of the Consolidated Financial Statements for additional details on fair value disclosures.

Critical Factors	**Change**	**Approximate Impact On Ten Year Swaps Favorable/(Unfavorable) Fair Value**
Euro interest rate curve	+10%	$ 3.0
Euro interest rate curve	-10%	(3.0)
USD interest rate curve	+10%	(2.5)
USD interest rate curve	-10%	2.5
Euro/USD exchange rate	+10%	(31.2)
Euro/USD exchange rate	-10%	31.2

Item 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CYTEC INDUSTRIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, (Dollars in millions, except per share amounts)	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 383.3	$ 261.7
Trade accounts receivable, less allowance for doubtful accounts of $4.2 and $5.8 in 2010 and 2009, respectively	370.6	338.4
Other accounts receivable	51.4	44.9
Inventories	350.0	327.6
Deferred income taxes	40.6	41.3
Currency swap receivable	0.0	34.4
Other current assets	22.4	18.8
Current assets held for sale	93.1	73.9
Total current assets	1,311.4	1,141.0
Investment in associated companies	19.7	21.5
Plants, equipment and facilities, at cost	1,937.5	1,886.0
Less: accumulated depreciation	(811.3)	(772.4)
Net plant investment	1,126.2	1,113.6
Acquisition intangibles, net of accumulated amortization of $245.9 and $214.8 in 2010 and 2009, respectively	347.0	399.5
Goodwill	685.7	701.9
Deferred income taxes	24.1	11.9
Other assets	88.5	89.6
Non-current assets held for sale	71.3	80.4
Total assets	$3,673.9	$3,559.4
Liabilities		
Current liabilities		
Accounts payable	$ 263.6	$ 226.9
Short-term borrowings	6.1	10.4
Current maturities of long-term debt	0.0	16.7
Accrued expenses	223.2	195.2
Income taxes payable	19.7	19.2
Currency swap payable	0.0	45.3
Deferred income taxes	3.1	5.2
Current liabilities held for sale	63.9	56.5
Total current liabilities	579.6	575.4
Long-term debt	641.5	658.4
Pension and other postretirement benefit liabilities	364.2	388.8
Other noncurrent liabilities	272.8	302.4
Deferred income taxes	71.3	64.0
Non-current liabilities held for sale	7.6	7.3
Stockholders' equity		
Preferred stock, 20,000,000 shares authorized; none issued and outstanding	0.0	0.0
Common stock, $.01 par value per share, 150,000,000 shares authorized; issued 49,445,350 in 2010 and 49,316,913 in 2009	0.5	0.5
Additional paid-in capital	451.5	451.0
Retained earnings	1,293.0	1,123.2
Accumulated other comprehensive (loss) income	(14.4)	16.0
Treasury stock, at cost, 767 shares in 2010 and 594,134 shares in 2009	0.0	(31.8)
Total Cytec Industries Inc. stockholders' equity	1,730.6	1,558.9
Noncontrolling interests	6.3	4.2
Total equity	1,736.9	1,563.1
Total liabilities and stockholders' equity	$3,673.9	$3,559.4

See accompanying Notes to Consolidated Financial Statements

CYTEC INDUSTRIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, (Dollars in millions, except per share amounts)	**2010**	**2009**	**2008**
Net sales	$2,748.3	$2,429.3	$3,128.2
Manufacturing cost of sales	2,074.0	1,975.3	2,414.6
Selling and technical services	205.4	197.0	228.1
Research and process development	72.5	75.0	81.5
Administrative and general	125.4	124.2	111.8
Amortization of acquisition intangibles	37.1	38.2	39.6
Net gain on sale of assets	0.0	0.2	0.0
Asset impairment charge	0.0	4.3	0.0
Goodwill impairment charge	0.0	0.0	385.0
Earnings (loss) from operations	233.9	15.5	(132.4)
Other (expense)/income, net	(5.6)	(2.6)	2.5
Net (loss) gain on early extinguishment of debt	(0.8)	(9.1)	1.9
Equity in earnings of associated companies	1.0	0.9	1.5
Interest expense, net	33.2	24.2	35.2
Earnings (loss) from continuing operations before income tax provision	195.3	(19.5)	(161.7)
Income tax provision (benefit)	50.5	(8.9)	43.6
Net earnings (loss) from continuing operations	144.8	(10.6)	(205.3)
Earnings from discontinued operations, net of tax	30.3	9.7	8.3
Net earnings (loss)	175.1	(0.9)	(197.0)
Less: Net earnings attributable to noncontrolling interests	(2.8)	(1.6)	(1.8)
Net earnings (loss) attributable to Cytec Industries Inc.	$ 172.3	$ (2.5)	$ (198.8)
Earnings/(loss) per common share attributable to Cytec Industries Inc.			
Basic earnings (loss) per common share			
Continuing operations	$ 2.88	$ (0.25)	$ (4.33)
Discontinued operations	0.61	0.20	0.17
	$ 3.49	$ (0.05)	$ (4.16)
Diluted earnings (loss) per common share			
Continuing operations	$ 2.85	$ (0.25)	$ (4.33)
Discontinued operations	0.61	0.20	0.17
	$ 3.46	$ (0.05)	$ (4.16)
Dividends per common share	$ 0.05	$ 0.16	$ 0.50

See accompanying Notes to Consolidated Financial Statements

CYTEC INDUSTRIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (Dollars in millions, except per share amounts)	2010	2009	2008
Cash flows provided by (used in) operating activities			
Net earnings (loss)	$ 175.1	$ (0.9)	$(197.0)
Earnings from discontinued operations	(30.3)	(9.7)	(8.3)
Earnings (loss) from continuing operations	144.8	(10.6)	(205.3)
Noncash items included in earnings (loss) from continuing operations:			
Depreciation	85.6	114.6	93.6
Amortization	44.6	44.7	45.6
Share-based compensation	10.2	7.7	10.2
Deferred income taxes	18.5	(41.6)	(17.9)
Gain on sale of assets	(2.3)	(0.2)	0.0
Non-cash gain on transfer of land	0.0	(8.9)	(3.9)
Non-cash pension settlement charge	0.0	12.2	0.0
Asset impairment charges	0.0	4.3	385.0
Loss (gain) on early extinguishment of debt	0.8	9.1	(1.9)
Unrealized (gain) loss on derivative instruments	(0.8)	(5.7)	8.4
Other	0.3	1.1	0.7
Changes in operating assets and liabilities (excluding effects of divestiture):			
Trade accounts receivable	(39.0)	100.3	79.5
Other receivables	(6.2)	19.6	3.0
Inventories	(21.5)	219.4	(65.9)
Other assets	2.5	5.5	(10.4)
Accounts payable	41.1	17.6	(49.9)
Accrued expenses	29.6	26.6	(16.8)
Income taxes payable	4.0	13.2	(1.4)
Other liabilities	(72.5)	(9.8)	(41.8)
Net cash provided by operating activities of continuing operations	239.7	519.1	210.8
Net cash provided by operating activities of discontinued operations	39.1	46.2	20.1
Net cash provided by operating activities	**278.8**	**565.3**	**230.9**
Cash flows provided by (used in) investing activities:			
Additions to plants, equipment and facilities	(115.6)	(175.5)	(180.0)
Net proceeds received on sale of assets	5.4	7.0	2.4
Net cash used in investing activities of continuing operations	(110.2)	(168.5)	(177.6)
Net cash used in investing activities of discontinued operations	(15.3)	(18.4)	(15.8)
Net cash used in investing activities	**(125.5)**	**(186.9)**	**(193.4)**
Cash flows provided by (used in) financing activities:			
Proceeds from long-term debt	0.0	390.2	282.0
Payments on long-term debt	(34.3)	(532.8)	(278.7)
Change in short-term borrowings	(4.9)	(29.9)	(3.0)
Cash dividends	(3.8)	(9.2)	(24.6)
Proceeds from the exercise of stock options	20.5	7.4	11.2
Purchase of treasury stock	0.0	0.0	(46.4)
Excess tax benefits from share-based payment arrangements	2.9	0.0	5.3
Net cash settlement of cross currency swaps	(14.0)	0.0	0.0
Net cash used in financing activities	**(33.6)**	**(174.3)**	**(54.2)**
Effect of currency rate changes on cash and cash equivalents	1.9	2.3	(4.8)
Increase (decrease) in cash and cash equivalents	**121.6**	**206.4**	**(21.5)**
Cash and cash equivalents, beginning of period	261.7	55.3	76.8
Cash and cash equivalents, end of period	**$ 383.3**	**$ 261.7**	**$ 55.3**

See accompanying Notes to Consolidated Financial Statements

CYTEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Cytec Industries Inc. Stockholders' Equity								
Years ended December 31, 2010, 2009 and 2008 (Dollars in millions)	**Common Stock**	**Additional Paid-in Capital**	**Retained Earnings**	**Pension Liabilities**	**Unrealized net (losses) gains on cash flow hedges**	**Cumulative Translation Adjustments**	**Treasury Stock**	**Noncont-rolling interests**	**Total**
Balance at December 31, 2007	**$0.5**	**$438.0**	**$1,356.6**	**$ (49.8)**	**$ 23.8**	**$183.5**	**$(38.6)**	**$ 2.7**	**$1,916.7**
Net loss	–	–	(198.8)	–	–	–	–	1.8	(197.0)
Benefit plan measurement date adjustment[1]	–	–	(0.3)	–	–	–	–	–	(0.3)
Other comprehensive income:									
Pension liability adjustment, net of taxes of $76.5	–	–	–	(127.8)	–	–	–	–	(127.8)
Unrealized net loss on derivative instruments, net of taxes of $1.9	–	–	–	–	(2.6)	–	–	–	(2.6)
Translation adjustments	–	–	–	–	–	(66.3)	–	0.4	(65.9)
Comprehensive income								**$ 2.2**	**$ (393.6)**
Dividends – noncontrolling interests	–	–	–	–	–	–	–	(0.8)	(0.8)
Dividends:									–
Common stock outstanding	–	–	(23.8)	–	–	–	–	–	(23.8)
Deferred and unvested common stock	–	0.2	(0.2)	–	–	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(46.4)	–	(46.4)
Share-based compensation	–	6.8	–	–	–	–	3.4	–	10.2
Exercise of stock options	–	(13.2)	–	–	–	–	24.4	–	11.2
Excess tax benefit on stock options	–	5.3	–	–	–	–	–	–	5.3
Balance at December 31, 2008	**$0.5**	**$437.1**	**$1,133.5**	**$(177.6)**	**$ 21.2**	**$117.2**	**$(57.2)**	**$ 4.1**	**$1,478.8**
Net earnings	–	–	(2.5)	–	–	–	–	1.6	(0.9)
Other comprehensive income:									
Pension liability adjustment, net of taxes of $8.3	–	–	–	14.4	–	–	–	–	14.4
Unrealized net loss on derivative instruments, net of taxes of $9.7	–	–	–	–	(15.2)	–	–	–	(15.2)
Translation adjustments	–	–	–	–	–	56.0	–	–	56.0
Comprehensive income								**$ 1.6**	**$ 54.3**
Dividends – noncontrolling interests	–	–	–	–	–	–	–	(1.5)	(1.5)
Dividends:									–
Common stock outstanding	–	–	(7.7)	–	–	–	–	–	(7.7)
Deferred and unvested common stock	–	0.1	(0.1)	–	–	–	–	–	–
Share-based compensation	–	(1.0)	–	–	–	–	8.7	–	7.7
Shares contribution to pension plans	–	22.5	–	–	–	–	–	–	22.5
Exercise of stock options	–	(9.3)	–	–	–	–	16.7	–	7.4
Excess tax benefit on stock options	–	1.6	–	–	–	–	–	–	1.6
Balance at December 31, 2009	**$0.5**	**$451.0**	**$1,123.2**	**$(163.2)**	**$ 6.0**	**$173.2**	**$(31.8)**	**$ 4.2**	**$1,563.1**

CYTEC INDUSTRIES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)

	Cytec Industries Inc. Stockholders' Equity								
Years ended December 31, 2010, 2009 and 2008 (Dollars in millions)	**Common Stock**	**Additional Paid-in Capital**	**Retained Earnings**	**Pension Liabilities**	**Unrealized net (losses) gains on cash flow hedges**	**Cumulative Translation Adjustments**	**Treasury Stock**	**Noncont-rolling interest**	**Total**
Balance at December 31, 2009	**$0.5**	**$451.0**	**$1,123.2**	**$(163.2)**	**$6.0**	**$173.2**	**$(31.8)**	**$ 4.2**	**$1,563.1**
Net earnings	–	–	172.3	–	–	–	–	2.8	175.1
Other comprehensive income:									
Pension liability adjustment, net of taxes of $24.7	–	–	–	(21.8)	–	–	–	–	(21.8)
Unrealized net gain on derivative instruments, net of taxes of $1.0	–	–	–	–	1.6	–	–	–	1.6
Translation adjustments	–	–	–	–	–	(10.2)	–	0.6	(9.6)
Comprehensive income								**$ 3.4**	**$ 145.3**
Dividends – noncontrolling interests	–	–	–	–	–	–	–	(1.3)	(1.3)
Dividends:									–
Common stock outstanding	–	–	(2.5)	–	–	–	–	–	(2.5)
Deferred and unvested common stock	–	–	–	–	–	–	–	–	–
Share-based compensation	–	7.7	–	–	–	–	2.5	–	10.2
Exercise of stock options	–	(8.8)	–	–	–	–	29.3	–	20.5
Excess tax benefit on stock options	–	1.6	–	–	–	–	–	–	1.6
Balance at December 31, 2010	**$0.5**	**$451.5**	**$1,293.0**	**$(185.0)**	**$7.6**	**$163.0**	**$ –**	**$ 6.3**	**$1,736.9**

(1) In September 2006, the FASB issued a new accounting pronouncement which requires an employer to measure plan assets and benefit obligations as of the date of the employer's statement of financial position, as opposed to at an earlier measurement date as allowed previously. Prior to 2008, we used a measurement date of November 30 when valuing our pension obligations for the majority of our non-U.S. defined benefit pension plans. The provisions of this pronouncement requiring that the measurement date be the same as the date of the statement of financial position became effective for the year ended December 31, 2008 and as a result, we changed our measurement date for certain non-U.S. defined benefit pension plans to December 31 from November 30. We adopted the measurement date requirement in 2008 using the 13-month approach. In accordance with this approach, we recorded an additional one month of net periodic benefit cost covering the period between the previous measurement date of November 30, 2007 and December 31, 2008 as an adjustment to retained earnings.

See accompanying Notes to Consolidated Financial Statements

CYTEC INDUSTRIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Currencies in millions, except per share amounts, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business and Consolidation Policy: We are a global specialty chemicals and materials company focused on developing, manufacturing and selling value-added products. Our products serve a diverse range of end markets including aerospace composites, structural adhesives, automotive and industrial coatings, electronics, inks, mining and plastics. We use our technology and application development expertise to create chemical and material solutions that are formulated to perform specific and important functions for our customers. We operate on a global basis with 34% of our 2010 revenues in North America, 39% in Europe, Middle East, and Africa, 20% in Asia-Pacific and 7% in Latin America. We have manufacturing and research facilities located in 16 countries. The consolidated financial statements include the accounts of Cytec Industries Inc. and our subsidiaries on a consolidated basis. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associated companies that we do not control, but for which we have the ability to exercise significant influence on operating and financial policy.

B. Inventories: Inventories are stated at the lower of cost or market. We determine cost using the first-in, first-out method.

C. Currency Translation: Operations in our international subsidiaries are recorded in local currencies which are also the functional currencies for financial reporting purposes. The results of operations for our international subsidiaries are translated from local currencies into U.S. dollars ("USD") using the average currency rate during each period which approximates the results that would be obtained using actual currency rates on the dates of individual transactions. Assets and liabilities are translated using currency rates at the end of the period with translation adjustments recorded in accumulated translation adjustments and recognized as a component of accumulated other comprehensive income. Gains and losses on foreign currency transactions, which represent the translation of transactions denominated in currencies other than the functional currency of the impacted legal entity, are recorded as incurred in other (expense) income, net.

D. Depreciation: Depreciation is provided on either the straight-line or the straight-line composite method. Certain assets in the United States and all assets outside the United States and Canada are depreciated on a straight-line basis over the estimated useful lives of the assets. When these assets are retired or disposed of, the net book value of assets are removed from the consolidated balance sheet and the net gain or loss is included in the determination of earnings from operations. Depreciation for the remainder of our assets in the United States and Canada is recorded primarily on a straight-line composite method over the estimated useful lives of various classes of assets, with rates periodically reviewed and adjusted if necessary. When such depreciable assets are sold or otherwise retired from service, unless a major change in the composition of an asset class has occurred, their costs plus demolition costs less amounts realized on sale or salvage are charged or credited to the accumulated depreciation account. Expenditures for maintenance and repairs are charged to current operating expenses. Acquisitions, additions and betterments, either to provide necessary capacity, improve the efficiency of production units, modernize or replace older facilities or to install equipment for protection of the environment, are capitalized. We capitalize interest costs incurred during the period of construction of plants and equipment.

E. Impairment of Long-Lived Assets, Intangible Assets, and Long-Lived Assets to Be Disposed: Long-lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to income. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized on a straight-line basis over their respective estimated useful lives.

F. Goodwill: We have defined our reportable segments as our reporting units for our goodwill accounting. We test goodwill for impairment on an annual basis as of October 1st and more often if events occur or circumstances change that would likely reduce the fair value of a reporting unit to an amount below its carrying value. When necessary, we record charges for goodwill impairments for the amount by which the implied fair value of goodwill is less than its carrying value.

We use a two-step process to test goodwill for impairment. First, the reporting unit's fair value is compared to its carrying value. We initially use a market multiple approach (1A) to estimate a range of fair values by reporting unit, and then use a discounted cash flow approach (1B) if the market multiple approach indicates that a potential impairment might exist to refine and reaffirm the results of the first test. Due to the cyclical nature of our reporting units, market multiple values are determined utilizing a three-year average. The three-year period is comprised of the prior year, current year and one year of projected amounts. If the reporting unit's estimated fair value at the low end of the range is close to, in our judgment, or below the reporting unit's carrying value, we refine the calculation using discounted cash flows to calculate a point estimate of the reporting unit's fair value, as opposed to a range. If the discounted cash flow approach yields a fair value estimate less than the reporting unit's carrying value, we would proceed to step two of the impairment test which is used to measure the amount of the impairment loss. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step would then be compared to the carrying amount of the goodwill and an impairment charge would be recorded for the difference.

G. Cash and Cash Equivalents: Securities with maturities of three months or less when purchased are considered to be cash equivalents.

H. Financial Instruments: On January 1, 2008 we adopted a new accounting standard regarding fair value measurements for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. Certain financial instruments are recorded at cost which approximates fair value such as cash and cash equivalents, receivables, certain other assets, accounts payable, and certain other liabilities. Fair values are determined through a combination of management estimates and information obtained from third parties using the latest available market data. Long-term debt is carried at amortized cost.

I. Derivative Instruments and Hedging Activities: We use derivative instruments in accordance with our established policies to manage exposure to fluctuations in currency rates, interest rates and natural gas prices in North America. We do not hold or issue derivative financial instruments for trading or speculative purposes. We enter into financial instrument transactions with either major financial institutions or highly-rated counterparties and make reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit-related and performance-related risks.

Foreign Currency Risk: We use currency forward contracts and cross currency swaps to manage our exposure to fluctuations in currency rates on third party and intercompany transactions denominated in currencies other than the functional currency of the legal entity. We hedge such exposures with currency forward contracts and cross currency swaps denominated in the same currency and with similar terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value or cash flows of the hedged item or transaction. All derivative contracts used to manage foreign currency risk are measured at fair value and reported as assets or liabilities on the balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and effectiveness of the hedging relationship. Ineffectiveness, if any, in a hedging relationship is recognized immediately into earnings. If the hedging relationship is not highly effective in generating offsetting cash flows or changes in fair value, we recognize the change in the fair value of the currency forward contract in other (expense) income, net.

We used cross currency swaps to hedge certain future cash flows from Euro receipts on certain Euro denominated intercompany loans receivable we had with certain subsidiaries against changes in the U.S. dollar to Euro exchange rates. The swaps fixed the U.S. dollar equivalent cash flows of these Euro denominated intercompany loans and eliminated foreign exchange variability since the notional amounts of the swaps equaled that of the loans, and all cash flow dates and interest rates coincided between the swaps and the loans, resulting in no ineffectiveness. These swaps had been designated as cash flow hedges. In November 2008, the €207.9 five year cross currency swaps were de-designated as cash flow hedges, due to our decision to execute new off-setting cross currency swaps ("two year cross currency swaps") to lock-in the Euro forward exchange rate for the principal exchange on the five year cross currency swaps that were due on October 1, 2010. The two year swaps were not designated as cash flow hedges, therefore all changes in fair value were reported in interest expense, net, and other (expense)/income, net. Two and five year swaps were settled on October 1, 2010 upon their maturity.

In September 2010, we de-designated our ten year swaps as hedging instruments due to the early settlement of a portion of these swaps by one of our counterparties effective October 1, 2010. As a result of this termination, we executed a new cross currency swap effective October 1, 2010 to maintain the total notional amount of the ten year swaps at €207.9. We concurrently designated all the ten year swaps as a net investment hedge of the value of one of our U.S. subsidiaries' net investment in our Belgium-based subsidiary, Cytec Surface Specialties SA/NV, against the risk of adverse foreign exchange movements in the USD value of the Euro. Since the critical terms of the ten year swaps match the critical terms of the net investment in Cytec Surface Specialties SA/NV, the ten year swaps are highly effective in offsetting the changes in the value of the net investment attributable to the change in USD value of the Euro.

All cross currency swaps are recorded at fair value as either assets or liabilities and we accrue the periodic net swap interest payments due each period in the consolidated income statement. Each period we record the change in the fair value of the ten year swaps in accumulated other comprehensive income. For the ten year swaps, prior to de-designation as cash flow hedges in September 2010, we reclassified an amount out of accumulated other comprehensive income to the income statement to offset the foreign currency gain or loss on the remeasurement to USD of the Euro intercompany loans. The amount of such reclassification depended on changes in the USD/ Euro exchange rate occurring during the period. We also accounted for the five year swaps in this manner until de-designation as cash flow hedges in November 2008.

For cross currency swaps designated as a hedge of our net investment in Cytec Surface Specialties SA/ NV, the fair value of the ten year swaps is calculated each period with changes in fair value reported in foreign currency translation adjustments within accumulated other comprehensive income (loss), net of tax. Such amounts reclassified to a translation adjustment will remain in other comprehensive income/(loss) until the complete or substantially complete liquidation of our investment in Cytec Surface Specialties SA/NV. The fair values of the two year swaps and, since de-designation, the five year swaps, were calculated each period with changes in fair value reported in interest expense, net, and other (expense)/income, net. We monitor the counterparty credit risk and, while designated as cash flow hedges, the continued probability of the hedged cash flows as to amount and timing.

Commodity Price Risk: We use natural gas forwards to hedge a portion of our utility requirements at certain of our North American manufacturing facilities. These forward contracts, which are highly effective at achieving offsetting cash flows of the underlying natural gas purchases, have been designated as cash flow hedges and are reported on the consolidated balance sheets at fair value, with the effective portion of the hedged item included in accumulated other comprehensive income/(loss) on an after-tax basis. Gains and losses are reclassified into earnings, as a component of manufacturing cost of sales, in the period the hedged natural gas purchases affect earnings. If the derivative is no longer highly effective in achieving offsetting cash flows, subsequent changes in fair value are recorded in other (expense) income, net. Any ineffectiveness is recognized in other (expense) income, net in the current period. If the hedging relationship is terminated, we continue to defer the related gain or loss in accumulated other comprehensive income and include it as a component of the cost of the underlying hedged item. If the forecasted transaction is no longer likely to occur, we recognize the related gain or loss in other (expense) income, net in that period. We did not terminate any hedges during 2010, 2009 and 2008. All hedged transactions that were forecasted to occur in 2010, 2009 and 2008 occurred as forecasted. Ineffectiveness during these years was insignificant. The fair values of all of these instruments are based on a readily available published index for commodity prices.

J. Environmental and Other Contingent Liabilities: Accruals for environmental remediation, maintenance and operating costs directly related to remediation, and other contingent liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

It is our practice to conduct an analysis of our self-insured and insured contingent liabilities annually and whenever circumstances change significantly. Included in these liabilities are workers' compensation, product liability and toxic tort claims.

Accruals for environmental liabilities and other contingent liabilities are recorded as other liabilities with amounts expected to be paid out in the next twelve months classified as accrued expenses at undiscounted amounts.

Probable insurance recoveries for past and future indemnity costs are recorded in other receivables, to the extent collection is reasonably assured within the next twelve months, and longer term receivables are included in other assets at our best estimate of the ultimate expected receipts at undiscounted amounts. Defense and processing costs are expensed as incurred. Probable insurance recoveries for defense and processing costs are recognized only as actual costs are incurred.

In addition, we recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability we recognize a gain or loss on settlement.

K. Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. If repatriation of the undistributed income of our international subsidiaries and associated companies is anticipated then income taxes are provided for such earnings.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of income.

L. Postretirement Benefits: Costs of postretirement benefits are recognized as employees render the services necessary to earn the related benefits. We recognize an asset or liability for the overfunded or underfunded status of postretirement plans that we sponsor. Additionally, we record all unrecognized prior service costs and credits, unrecognized actuarial gains and losses and any unrecognized transition obligations or assets in accumulated other comprehensive income. Such amounts are reclassified into earnings as components of net periodic benefit cost/income pursuant to the recognition and amortization provisions of the current applicable accounting literature. Finally, we measure plan assets and benefit obligations as of the date of the employer's statement of financial position, as opposed to at an earlier measurement date as allowed previously. Prior to 2008, we used a measurement date of November 30 when valuing our pension obligations for the majority of our non-U.S. defined benefit pension plans. The provisions of the accounting pronouncement that required that the measurement date be the same as the date of the statement of financial position became effective for the year ended December 31, 2008. As a result, we changed our measurement date for certain non-U.S. defined benefit pension plans to December 31 from November 30. The pronouncement allowed employers to choose one of two transition methods to adopt the measurement date requirement. We adopted the measurement date requirement in 2008 using the 13-month approach. In accordance with this approach, we recorded an additional one month of net periodic benefit cost of $0.3 net of tax in December 2008 covering the period between the previous measurement date of November 30, 2007 and December 31, 2008 as an adjustment to retained earnings. This pronouncement does not alter the basic approach to measuring plan assets, benefit obligations, or net periodic benefit cost. The adoption of this provision of the accounting pronouncement in 2008 had no effect on our consolidated statements of income and cash flows.

M. Revenue Recognition: We recognize revenue when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collection is reasonably assured and title and risk of loss has passed to our customers. Customer rebates are estimated and recognized as a reduction of sales as such rebates are being earned.

N. Stock-Based Compensation: We recognize our share-based compensation cost in an amount equal to the fair value of share-based payments and estimate a forfeiture rate for all share-based awards. We monitor share option exercise and employee termination patterns to estimate forfeiture rates within the valuation model.

O. Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect the reported amounts and disclosures. For example, estimates are used when accounting for allowance for doubtful accounts, inventory valuations, useful lives of tangible and intangible assets, recoverability of goodwill, accrued expenses, environmental and other contingent liabilities, pension and other postretirement benefits, income tax valuation allowances and assumptions utilized in determining share-based compensation. Actual results could differ from these estimates. Accounting estimates require the use of judgment regarding uncertain future events and their related effects and, accordingly, may change as additional information is obtained.

2. DISCONTINUED OPERATIONS

In the fourth quarter of 2010, we committed to a plan to sell the assets and liabilities of our Building Block Chemicals business. The results of operations of the former Building Block Chemicals segment are now reported as discontinued operations. The total assets and liabilities that are held for sale are approximately $164.4 and $71.5, respectively, as of December 31, 2010, and are included as held-for sale in our consolidated balance sheets as of December 31, 2010 and 2009. All previously reported financial information has been revised to conform to the current presentation.

In January 2011, we entered into an agreement to sell the assets and liabilities of the Building Block Chemicals business, which is discussed in more detail in Note 19.

The following table displays summarized activity in our condensed consolidated statements of operations for discontinued operations during the years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Net sales	$599.7	$360.2	$511.7
Operating earnings	44.2	15.5	11.4
Earnings before income taxes	44.3	15.7	12.1
Income tax expense	14.0	6.0	3.8
Earnings from discontinued operations, net of tax	30.3	9.7	8.3

The assets and liabilities of the Building Block Chemicals business are reported as assets and liabilities held for sale in the applicable periods presented. The following table displays a summary of the assets and liabilities held for sale as of December 31, 2010 and 2009.

	December 31, 2010	December 31, 2009
Assets		
Trade accounts receivable, net	$ 47.5	$ 35.8
Other accounts receivable	20.8	13.5
Inventories, net	24.6	24.3
Other current assets	0.2	0.3
Plants, equipment and facilities, net	60.7	62.5
Other assets	10.6	17.9
	$164.4	$154.3
Liabilities		
Accounts payable	$ 56.1	$ 49.4
Accrued liabilities	7.8	7.1
Other liabilities	7.6	7.3
	$ 71.5	$ 63.8

3. DIVESTITURES

In the fourth quarter of 2010, we entered into an agreement to sell our site in San Fernando, Spain to the local municipality for €13.5 (approximately $18.0 using exchange rates as of December 31, 2010). We will cease operations at the facilities in the first half of 2011, and will clean and prepare the site and land, which we expect to transfer to the municipality in mid-2012. Proceeds from the sale of the land will be received in 2011 and 2012. Any potential gain from the sale of the land will be deferred until our continuing involvement in environmental remediation is complete, estimated to be in 2012.

In the first quarter of 2009, we sold certain of our European polyurethane product line assets for cash proceeds totaling $5.7 and recognized a pre-tax gain on sale of $1.5 ($1.0 after-tax). The gain is recorded in net gain on sales of assets in the accompanying statement of income.

Also in the first quarter of 2009, we decided to sell and began negotiations to sell our polyurethane product line assets in Asia. Accordingly, we revised the estimated remaining useful life of the assets to reflect the period we expected to continue to use the assets and recognized incremental depreciation expense in the first quarter of 2009 of $1.2 which is recorded in manufacturing cost of sales. We also recorded a charge of $0.4 during the first quarter of 2009 for additional costs that were incurred as a result of this decision, which are recorded in selling and technical services. In the second quarter of 2009, we sold our polyurethane product line assets in Asia for $1.8 of which $1.2 was received in cash and $0.6 represents a promissory note from the purchaser. The net loss of $1.4 ($1.4 after-tax) resulting from this sale is recorded in net gain on sale of assets in the accompanying statements of income.

4. RESTRUCTURING OF OPERATIONS

In accordance with our accounting policy, restructuring costs are included in our corporate unallocated operating results for segment reporting purposes consistent with management's view of its businesses.

Aggregate restructuring charges included in the statements of income were recorded by line item as follows:

	2010	2009	2008
Manufacturing cost of sales	$ 9.4	$68.9	$ 5.6
Selling and technical services	0.4	4.4	6.6
Research and process development	(0.2)	3.2	1.6
Administrative and general	(0.8)	9.4	1.1
Asset impairment charge	0.0	4.3	0.0
Total	$ 8.8	$90.2	$14.9

Details of our 2010 restructuring initiatives are as follows:

In the fourth quarter of 2010, we initiated restructuring actions in our Coating Resins segment at our San Fernando, Spain facility after reaching agreement for the transfer of the site to the local municipality in exchange for monetary consideration, discussed in Note 3. These actions resulted in a restructuring charge of $6.6 related to the severance of 38 positions, offset by credits of $3.6 primarily related to the reversal of asset retirement obligations.

In September 2010, we approved plans to consolidate manufacturing activities at one of our European sites. These plans resulted in a restructuring charge of $4.0 in 2010, of which $1.5 relates to the severance of nine positions, and $2.5 relates to the write-down of certain manufacturing assets. These charges were included in our Coating Resins segment.

In May 2010, we approved plans to exit the production of certain phosphorus derivative products at our Mt. Pleasant, Tennessee facility. These plans resulted in a restructuring charge of $5.5 in 2010, of which $0.4 relates to the severance of 10 positions, $1.7 relates to asset write-offs, and $3.4 relates to decommissioning activities, all of which fell under our In-Process Separation segment.

The remaining reserve of $8.7 at December 31, 2010 for our 2010 restructuring initiatives is expected to be paid through 2012.

Details of our 2009 restructuring initiatives are as follows:

In 2009, we initiated restructuring actions across all segments and corporate functions. These actions were taken in response to the downturn in the global economy, which especially impacted the automotive, construction and general industrial markets that we serve, and led to a significant reduction in our sales and operating profitability. The following summarizes the details of the restructuring initiatives launched in 2009, which resulted in $91.9 of restructuring charges for the year ended December 31, 2009.

In 2009, we launched restructuring initiatives at several of our Specialty Chemical manufacturing locations, which resulted in restructuring charges totaling $70.4 of which $40.4 is associated with severance and other employee benefits and $30.0 is associated with asset write-downs and accelerated depreciation. The manufacturing locations impacted by these initiatives are as follows:

- Closure of our manufacturing facility in La Llagosta, Spain and transfer of the manufacturing of most of the liquid coating resins products produced at the site to our facility in Werndorf, Austria.
- Transfer the manufacturing of our powder coating resins product line from Drogenbos, Belgium to our manufacturing facility in Bassano, Italy and consolidate or eliminate supply chain, sales, marketing and administrative functions at the site.
- Transfer the manufacturing of certain liquid coating resins products from our Hamburg, Germany site to our facility in Werndorf, Austria and consolidate or eliminate certain manufacturing, supply chain, and administrative functions at the site.

- Conversion of our manufacturing facility in Antofagasta, Chile into a blending and distribution facility to support the Mining business and eliminate manufacturing functions at the site.
- Closure of our manufacturing facility in Bogota, Colombia.

The above manufacturing restructuring initiatives include the elimination 365 positions. During 2010 we recorded a net favorable adjustment of $0.9.

We launched restructuring initiatives across our Engineered Materials segment in response to inventory destocking by parts manufacturers that supply large commercial aircraft manufacturers as well as a sharper than expected decline in business and regional jet production rates. These initiatives resulted in $4.4 of restructuring expenses for severance and employee benefits related to the elimination of 239 positions; during 2010 we recorded a net favorable adjustment of $0.5.

We launched several initiatives throughout 2009 in our Specialty Chemical segments and corporate functions across sales, marketing, manufacturing, supply chain, research and development, and administrative functions, including our initiative to establish a shared services center. These initiatives resulted in $17.1 of charges related to severance and employee benefits associated with the elimination of 388 positions; during 2010 we recorded a net favorable adjustment of $2.4.

All of the aforementioned initiatives are substantially complete as of December 31, 2009, with the exception of the shared services initiative, which is expected to be completed in waves throughout 2010 and 2011.

The remaining reserve at December 31, 2010 of $10.7 relating to 2009 restructuring initiatives is expected to be paid through 2013.

Details of our 2008 restructuring initiatives are as follows:

In 2008, as a cost reduction initiative and to align our cost structure to the declining demand environment at that time, we decided to restructure certain activities of our Coating Resins segment. These initiatives resulted in restructuring charges of $11.1 for the twelve months ended December 31, 2008, which primarily relates to severance for the 93 eliminated positions. These initiatives were completed in 2008. In 2009, the remaining balance of $0.9 was reversed. All costs have been paid in full as of December 31, 2010.

Details of our 2007 restructuring initiatives are as follows:

In 2007, we initiated restructuring actions across our Specialty Chemicals segments to exit several mature product lines manufactured at our Willow Island, West Virginia and Wallingford, Connecticut facilities. As a result, we recorded total restructuring charges of $7.0 in 2007 and 2008. These initiatives were completed in 2008. In 2009, the remaining balance of $0.6 was reversed. All costs have been paid in full as of December 31, 2010.

	2007 Restructuring Initiatives	2008 Restructuring Initiatives	2009 Restructuring Initiatives	2010 Restructuring Initiatives	Total
Balance December 31, 2007	**$ 3.4**	**$ 0.0**	**$ 0.0**	**$ 0.0**	**$ 3.4**
2008 charges	3.0	11.1	0.0	0.0	14.1
Non-cash items	(0.3)(1)	0.0	0.0	0.0	(0.3)
Cash payments	(4.1)	(6.9)	–	–	(11.0)
Currency translation adjustments	–	0.1	–	–	0.1
Balance December 31, 2008	**$ 2.0**	**$ 4.3**	**$ 0.0**	**$ 0.0**	**$ 6.3**
2009 charges (credits)	(0.6)	(0.9)	91.9	0.0	90.4
Non-cash items	0.0	0.0	(30.6)(2)	0.0	(30.6)
Cash payments	(1.4)	(3.3)	(31.0)	0.0	(35.7)
Currency translation adjustments	0.0	(0.1)	1.3	0.0	1.2
Other adjustments	0.0	0.0	(0.8)(3)	0.0	(0.8)
Balance December 31, 2009	**$ 0.0**	**$ 0.0**	**$ 30.8**	**$ 0.0**	**$ 30.8**
2010 charges (credits)	0.0	0.0	(3.6)	12.4	8.8
Non-cash items	0.0	0.0	0.0	(0.5)(4)	(0.5)
Cash payments	0.0	0.0	(15.2)	(3.3)	(18.5)
Currency translation adjustments	0.0	0.0	(1.3)	0.1	(1.2)
Balance December 31, 2010	**$ 0.0**	**$ 0.0**	**$ 10.7**	**$ 8.7**	**$ 19.4**

(1) Represents a write-off of excess raw materials at the Willow Island facility.
(2) Represents accelerated depreciation of plant assets and impairment of the land at our facility in La Llagosta, Spain.
(3) Represents a reclassification of an environmental related restructuring accrual to environmental liabilities.
(4) Represents write-offs of $4.1 related to inventories and construction in progress at our Mt. Pleasant, Tennessee facility and write-off of plant assets at a certain European facility; offset by reversals of asset retirement obligations related to certain European facilities.

5. SHARE-BASED COMPENSATION

The fair value of each option or stock-settled share appreciation right, ("SARS") award is estimated on the date of grant using a binomial-lattice option valuation model. Stock-settled SARS are economically valued the same as stock options. The binomial-lattice model takes into account variables such as volatility, dividend yield, and risk-free interest rate. In addition, the binomial-lattice model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. The weighted average assumptions for the years ended December 31, 2010, 2009 and 2008 are noted in the following table:

	2010	2009	2008
Expected life (years)	6.1	6.7	6.6
Expected volatility	43.3%	48.2%	31.0%
Expected dividend yield	0.19%	2.23%	0.76%
Risk-free interest rate	3.75%	2.7%	3.7%
Weighted-average fair value per option	$16.73	$8.63	$17.65

The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the combination of implied market volatility and our historical volatility. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. As share-based compensation recognized in the consolidated statement of income is based on awards ultimately expected to vest, we incorporate the probability of pre-vesting forfeiture in determining the number of expected vested options. The forfeiture rate is based on the historical forfeiture experience and prospective actuarial analysis.

Stock Award and Incentive Plan:

The 1993 Stock Award and Incentive Plan (the "1993 Plan") provides for grants of a variety of awards, such as stock options (including incentive stock options and nonqualified stock options), non-vested stock (including performance stock), SARS (including those settled with common shares) and deferred stock awards and dividend equivalents. At December 31, 2010, there were approximately 1,700,000 shares reserved for issuance under the 1993 Plan and 3,900,000 shares underlying all outstanding share-based compensation grants. We have utilized the stock option component of the 1993 Plan to provide for the granting of nonqualified stock options and stock-settled SARS with an exercise price at 100% of the market price on the date of the grant. Options and stock-settled SARS are generally exercisable in installments of one-third per year commencing one year after the date of grant and annually thereafter, with contract lives of generally 10 years from the date of grant.

A summary of stock options and stock-settled SARS activity for the year ended December 31, 2010 is presented below:

Options and Stock-Settled SARS Activity:	Number of Units	Weighted Average Exercise Price Per Unit	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	3,822,502	$39.67		
Granted	457,990	37.71		
Exercised	(725,134)	32.59		
Forfeited	(137,671)	43.51		
Outstanding at December 31, 2010	3,417,687	$40.76	5.7	$44.5
Exercisable at December 31, 2010	2,436,605	$43.48	4.7	$25.7

During the year ended December 31, 2010, we granted 457,990 stock options. The weighted-average grant-date fair value of stock options and the stock-settled SARS granted during the years ended December 31, 2010, 2009, and 2008 was $16.73, $8.63, and $17.65 per share, respectively. Total pre-tax compensation cost related to stock option and stock-settled SARS was $7.2, $6.6, and

$9.1 during the years ended December 31, 2010, 2009, and 2008, respectively. The total intrinsic value of stock options and stock-settled SARS exercised during the years ended December 31, 2010, 2009, and 2008 was $12.3, $3.0, and $10.8, respectively. Treasury shares and newly issued shares have been utilized for stock option and stock-settled SARS exercises. The total fair value of stock options and stock-settled SARS vested during the years ended December 31, 2010, 2009, and 2008 was approximately $7.6, $9.7, and $9.5, respectively.

As of December 31, 2010, there was approximately $5.6 of total unrecognized compensation cost related to stock options and stock-settled SARS. That cost is expected to be recognized over a weighted-average period of 1.3 years as the majority of our awards vest over three years.

Total tax benefits realized from share-based awards was $4.4, $2.0 and $3.9, for the years ended December 31, 2010, 2009 and 2008, respectively. Cash received from stock options exercised was $20.5, $7.4, and $11.2 for the years ended December 31, 2010, 2009, and 2008, respectively.

Our 1993 Plan also provides for the granting of cash-settled SARS, which were granted during 2004 and 2005. Cash-settled SARS are liability-classified awards. Intrinsic value and cash used to settle cash-settled SARS was $0.1, $0.0 and $0.1 for the years ended December 31, 2010, 2009, and 2008, respectively. Cash-settled SARS are exercisable in installments of one-third per year commencing one year after the date of grant and annually thereafter, with contractual lives of ten years from the date of grant. The total amount of before-tax expense/(income) recognized for cash-settled SARS was $1.1, $1.1, and $(3.7) for the years ended December 31, 2010, 2009 and 2008, respectively. The liability related to our cash-settled SARS was $2.6 and $1.7 at December 31, 2010 and 2009, respectively.

As provided under the 1993 Plan, we have also issued non-vested stock, non-vested stock units and performance stock. Non-vested stock and stock units are subject to certain restrictions on ownership and transferability that lapse upon vesting. Performance stock payouts are based on the attainment of certain financial performance objectives and may vary depending on the degree to which the performance objectives are met. We did not grant any performance stock in 2010 and 2009. During 2008, we granted performance stock awards for 47,927 shares (assuming par payout) to nine employees, which relate to the 2010 performance period. Of these awards, 8,092 vested for which we recorded an expense of $0.4 in 2010. The shares were distributed in January 2011.

A summary of non-vested stock and non-vested stock units for the year ended December 31, 2010 is presented below:

Nonvested Stock and Stock Units:	**Number of Units**	**Weighted Average Grant Date Fair Value Per Unit**
Nonvested at January 1, 2010	57,824	$31.27
Granted	74,915	39.71
Vested	(4,860)	56.61
Forfeited	(3,139)	37.59
Nonvested at December 31, 2010	124,740	$35.19

During 2010, we granted 60,525 shares of non-vested stock units to employees and 14,390 shares of non-vested stock to ten directors, which generally vest on the third anniversary of the date of grant. The weighted average fair value of the non-vested stock and nonvested stock units on the date of grant was $39.71 per share which was equal to the closing market price of our stock on the date of the grant. The total amount of share-based compensation expense recognized for non-vested stock, non-vested stock units and performance stock was $2.1, $0.7, and $0.6 for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $1.9 of total unrecognized compensation cost related to non-vested stock and stock units. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Compensation cost related to all share based compensation arrangements capitalized in inventory as of December 31, 2010 and 2009 was approximately $0.2 and $0.2, respectively.

In the event of a "change of control" (as defined in the 1993 Plan and interpreted in accordance with the American Jobs Creation Act of 2004), (i) any award under the 1993 Plan carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested, (ii) the restrictions, deferral limitations, payment conditions and forfeitures applicable to any other award granted under the 1993 Plan will lapse and such awards will be deemed fully vested and (iii) any performance conditions imposed with respect to awards shall be deemed to be fully achieved.

As of December 31, 2010 and December 31, 2009, our additional paid-in capital pool ("APIC Pool") which represents excess tax benefits available to absorb potential future tax deficiencies was $70.3 and $69.9, respectively.

6. EARNINGS PER SHARE (EPS)

Basic earnings/(loss) per common share excludes dilution and is computed by dividing net earnings/(loss) available to common stockholders by the weighted-average number of common shares outstanding (which includes shares outstanding, less performance and non-vested shares for which vesting criteria have not been met) plus deferred stock awards, weighted for the period outstanding. Diluted earnings per common share is computed by dividing net earnings available to common stockholders by the sum of the weighted-average number of common shares outstanding for the period adjusted (i.e., increased) for all additional common shares that would have been outstanding if potentially dilutive common shares had been issued and any proceeds of the issuance had been used to repurchase common stock at the average market price during the period. Under this method, an increase in the fair market value of the Company's stock can result in a greater dilutive effect from potentially dilutive common shares. The proceeds are assumed to be the sum of the amount to be paid to the Company upon exercise of options, the amount of compensation cost attributed to future services and not yet recognized, and the amount of income taxes that would be credited to or deducted from capital upon exercise.

The following table sets forth the computation of basic and diluted earnings/(loss) per common share for the year ended December 31 (in thousands, except net earnings/(loss) in millions and per share amounts):

Year Ended December 31:	2010	2009	2008
Numerator:			
Earnings (loss) from continuing operations	$ 142.0	$ (12.2)	$ (207.1)
Earnings from discontinued operations, net of tax	$ 30.3	$ 9.7	$ 8.3
Net earnings (loss) attributable to Cytec Industries, Inc.	$ 172.3	$ (2.5)	$ (198.8)
Denominator:			
Weighted average shares outstanding	49,339	48,307	47,800
Effect of dilutive shares:			
Options and stock-settled SARS	472	0	0
Non-vested shares and units	54	0	0
Diluted average shares outstanding	49,865	48,307	47,800
Basic earnings (loss) per common share:			
Earnings (loss) from continuing operations	$ 2.88	$ (0.25)	$ (4.33)
Earnings from discontinued operations	$ 0.61	$ 0.20	$ 0.17
Net earnings (loss) per common share attributable to Cytec Industries Inc.	$ 3.49	$ (0.05)	$ (4.16)
Diluted earnings (loss) per common share:			
Earnings (loss) from continuing operations	$ 2.85	$ (0.25)	$ (4.33)
Earnings from discontinued operations	$ 0.61	$ 0.20	$ 0.17
Net earnings (loss) per common share attributable to Cytec Industries Inc.	$ 3.46	$ (0.05)	$ (4.16)

Since the results of operations for the years ended December 31, 2009 and 2008 were losses, all per share calculations for those periods are performed using the same denominator, as the loss available to common stockholders renders all potential common shares anti-dilutive.

The following table sets forth the anti-dilutive shares/units excluded from the above calculation because their inclusion would have had an anti-dilutive effect on earnings per share (in thousands):

Year ended December 31,	2010	2009	2008
Options	285	751	2,166
Stock-Settled SARS	0	1,432	1,478
Non-vested shares and units	0	0	0
Total	**285**	**2,183**	**3,644**

7. DERIVATIVE FINANCIAL INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES

Foreign Currency Derivative and Hedging Activities

Currency Forward Contracts

We periodically enter into currency forward contracts primarily to hedge currency fluctuations of transactions denominated in currencies other than the functional currency of the respective entity. At December 31, 2010, the principal transactions hedged involved accounts receivable and accounts payable. When hedging currency exposures, our practice is to economically hedge such exposures with forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the fair value, cash flows or future earnings of the hedged item or transaction. The fair values of forward contracts are calculated each period. These forward contracts are not defined as hedging instruments and therefore, all changes in fair values are reported in other (expense)/income, net.

At December 31, 2010, net contractual amounts of forward contracts outstanding translated into USD totals $196.2. Of this total, $132.4 was attributed to the exposure in forward selling/purchase of USD. The remaining $63.8 was attributable to the exposure in forward selling/purchase of Euros, translated into USD equivalent amounts. The net (unfavorable)/favorable fair values of currency contracts, based on forward exchange rates at December 31, 2010 and 2009 were $(0.4) and $0.5, respectively.

At December 31, 2010 and 2009, the currency and net notional amounts of forward contracts outstanding translated into USD equivalent amounts were as follows:

December 31, 2010	Buy								
Sell	U.S. Dollar	Euro	Canadian Dollar	Australian Dollar	Chilean Peso	Thai Baht	Pound Sterling	Mexican Peso	Norwegian Krone
U.S. Dollar	0.0	$34.5	$28.1	$21.8	$9.4	$6.4	$4.4	$3.0	$0.4
Chinese Yuan	$17.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Brazilian Real	$ 2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Korean Won	$ 2.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Taiwan Dollar	$ 1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Pound Sterling	0.0	$ 0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Japanese Yen	0.0	$14.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Norwegian Krone	0.0	$48.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0

December 31, 2009	Buy						
Sell	U.S. Dollar	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Chilean Peso	Others
U.S. Dollar	0.0	$44.0	$9.9	$21.8	$43.4	$6.9	$2.3
Pound Sterling	0.0	$ 5.7	0.0	0.0	0.0	0.0	0.0
Canadian Dollar	0.0	$ 5.0	0.0	0.0	0.0	0.0	0.0
Brazilian Real	$4.5	0.0	0.0	0.0	0.0	0.0	0.0
Norwegian Krone	0.0	$ 5.1	0.0	0.0	0.0	0.0	0.0
Taiwan Dollar	$6.8	0.0	0.0	0.0	0.0	0.0	0.0
Korean Won	$5.9	0.0	0.0	0.0	0.0	0.0	0.0
Others	$2.0	$ 1.2	0.0	0.0	0.0	0.0	0.0

Cross Currency Swaps

We used cross currency swaps to hedge the changes in the cash flows of certain Euro denominated intercompany loans receivable ("Euro loans") held by U.S. entities and to hedge a portion of our net investment in Cytec Surface Specialties SA/NV (our largest Euro functional currency subsidiary). Since the loans and underlying investment are denominated in Euros, we have foreign exchange exposure to the Euro/USD exchange rate changes. We originally hedged these foreign exchange exposures by entering into two cross currency swaps each with notional amounts of €207.9 ($250.0) that settle on October 1, 2010 ("five year swaps") and October 1, 2015 ("ten year swaps"), respectively. At the initial principal exchange, we paid $500.0 and received €415.8 from counterparties. At the final exchange of the five year swaps on October 1, 2010, we paid €207.9 and received $250.0. At the final exchange of the ten year swaps on October 1, 2015, we also will pay €207.9 and receive $250.0. The swaps have fixed interest rates on both legs. On the five year swaps, we paid 3.78% interest per annum on the Euro notional amount and we received 5.5% interest per annum on the USD notional amount. On the ten year swaps, we pay 4.52% interest per annum on the Euro notional amount and we receive 6.0% interest per annum on the USD notional amount. The interest payment dates (April 1 and October 1) and Euro rates coincide with the Euro loans.

Certain five and ten year swaps fix the USD equivalent cash flows of the Euro loans and eliminate foreign exchange variability, since the notional amounts of the swaps equal that of the loans, and all cash flow dates and interest rates coincide between the swaps and the loans; therefore no ineffectiveness is expected or has occurred. Certain currency swaps were originally designated as cash flow hedges of the changes in value of the future Euro interest and principal receipts that results from changes in the USD to Euro exchange rates on certain Euro denominated intercompany loans receivable we have with one of our subsidiaries. In November 2008, the five year swaps were de-designated as cash flow hedges and we executed new off-setting cross currency swaps ("two year swaps") to lock-in the Euro forward exchange rate for the principal exchange on the five year swaps that were due on October 1, 2010.

The two year swaps covered an identical notional amount of €207.9 and also called for a semi-annual exchange of fixed Euro interest receipts for fixed USD interest payments. With respect to the two year swaps, we received 3.78% per annum on the Euro notional amount and paid 3.69% per annum on the USD notional amount on each April 1 and October 1, through the maturity date of the two year swaps, which was also on October 1, 2010. The two year swaps were not designated as cash flow hedges, therefore all changes in fair value were reported in interest expense, net, and other (expense)/income, net. The two and five year swaps were settled on October 1, 2010 upon their maturity.

In September 2010, we de-designated our ten year swaps as hedging instruments due to the early settlement of a €41.6 portion of these swaps by one of our counterparties effective October 1, 2010. As a result of this termination, we executed a new cross currency swap effective October 1, 2010 to maintain the total notional amount of the ten year swaps at €207.9. With respect to this replacement swap, we will pay 4.52% per annum on the Euro notional amount and will receive 5.80% per annum on the USD notional amount on each April 1 and October 1, through the maturity date of the swap, which is also on October 1, 2015. We concurrently designated all the ten year swaps as a net investment hedge of the value of one of our U.S. subsidiaries' net investment in our Belgium-based subsidiary, Cytec Surface Specialties SA/NV, against the risk of adverse foreign exchange movements in the USD value of the Euro. Since the critical terms of the ten year swaps match the critical terms of the nėt investment in Cytec Surface Specialties SA/NV, the ten year swaps are highly effective in offsetting the changes in the value of the net investment attributable to the change in USD value of the Euro.

All cross currency swaps are recorded at fair value as either assets or liabilities. We accrue the periodic net swap interest payments due each period in the consolidated income statement for the cash flow hedges. Each period we record the change in the fair value of the ten year swaps in accumulated other comprehensive income. For the ten year swaps, prior to its de-designation as cash flow hedges in September 2010, we reclassified an amount out of accumulated other comprehensive income to the income statement to offset the foreign currency gain or loss on the remeasurement to USD of the Euro intercompany loans. The amount of such reclassification depended on changes in the USD/Euro exchange rate occurred during the period. We also accounted for the five year swaps in this manner until de-designation as cash flow hedges in November 2008.

For cross currency swaps designated as a hedge of our net investment in Cytec Surface Specialties SA/NV, the fair value of the ten year swaps is calculated each period with changes in fair value reported in foreign currency translation adjustments within accumulated other comprehensive income (loss), net of tax. Such amounts reclassified to a translation adjustment will remain in other comprehensive income/(loss) until the complete or substantially complete liquidation of our investment in Cytec Surface Specialties SA/NV. The fair values of the two year swaps and, since its de-designation, the five year swaps, were calculated each period with changes in fair value reported in interest expense, net, and other (expense)/income, net. We monitor the counterparty credit risk and the continued probability of the hedged cash flows as to amount and timing.

At December 31, 2010, the unfavorable fair value of the ten year swaps was $16.5. At December 31, 2009, the favorable/(unfavorable) fair values of the two, five, and ten year swaps were $34.8, $(44.7), and $(41.6), respectively.

Commodity Derivative and Hedging Activities

We purchase natural gas for utility consumption at our manufacturing facilities and therefore, our overall profitability and operating cash flows are exposed to the variability in the market price. To partially eliminate this variability, we use natural gas forward purchase contracts to hedge a portion of our utility requirements at certain of our North American manufacturing facilities. These forward contracts, which are highly effective at achieving offsetting cash flows of the underlying natural gas purchases, have been designated as cash flow hedges of our forecasted natural gas purchases and are reported on the consolidated balance sheets at fair value in other assets/liabilities, with the effective portion of the fair value of the forward contract included in accumulated other comprehensive income/(loss) on an after-tax basis.

Any ineffectiveness, which represents the amount by which the cumulative change in the cash flows of the forward contract is not completely offset by the cumulative change in the cash flows of the hedged transaction is recognized in other (expense)/ income, net in the current period. During the years ended December 31, 2010 and 2009 there were no significant gains or losses reported in earnings for ineffectiveness. Gains and losses are reclassified into earnings, as a component of manufacturing cost of sales, in the period the hedged natural gas purchases affect earnings. If the derivative is no longer highly effective in achieving offsetting cash flows, subsequent changes in fair value are recorded in other expense, net. If the hedging relationship is terminated and the originally hedged transaction remains probable of occurring, the unrealized gain or loss associated with forward contracts remains in accumulated other comprehensive income and is recognized in earnings as a component of cost of sales in the period the originally hedged natural gas purchase affects earnings. If the forecasted transaction is no longer probable of occurring we recognize the related gain or loss in other expense, net in that period.

Generally, short-term (one to three months) natural gas usage requirements are hedged up to 90% with a gradual decrease to 10% for the natural gas requirements extending out to twelve months. At December 31, 2010, we held natural gas forwards to purchase 1,000,000 MMBtu of gas with an unfavorable fair value of $0.8 included in accrued expenses, which will be reclassified into Manufacturing Cost of Sales through June 2011 as the hedged natural gas purchases affect earnings.

At December 31, 2010, we did not have derivative instruments that contained credit-related-risk contingent features or provisions that would trigger immediate settlement or require us to post collateral to our counterparties. Also as of December 31, 2010, we did not have any significant concentration of credit risk arising from our derivative instruments.

The following tables summarize the impact of derivative instruments on our consolidated balance sheets and statements of income:

	Asset Derivatives				**Liability Derivatives**			
	December 31, 2010		**December 31, 2009**		**December 31, 2010**		**December 31, 2009**	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Derivatives designated as hedging instruments:								
Natural Gas Forwards			Other current assets	$ 0.3	Accrued expenses	$ 0.8		
Cross currency swaps[1]	Other current assets	$0.5	Other current assets	0.4	Other noncurrent liabilities	17.0	Other noncurrent liabilities	$42.0
Total derivatives designated as hedging instruments:		**$0.5**		**$ 0.7**		**$17.8**		**$42.0**
Derivatives not designated as hedging instruments:								
Cross currency swaps[2]			Currency Swap receivable	$34.4				
			Other current assets	1.0			Currency Swap payable	$45.3
Foreign currency forwards	Other current assets	2.6	Other current assets	2.4	Accrued expenses	3.0	Accrued expenses	1.9
Total derivatives not designated as hedging instruments:		**$2.6**		**$37.8**		**$ 3.0**		**$47.2**
Total derivatives		**$3.1**		**$38.5**		**$20.8**		**$89.2**

The following tables summarize the amounts and locations of our hedging derivatives' gains (losses) recognized for the years ended December 31, 2010 and 2009:

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), Net of Tax		Location of Gain or (Loss) Recognized from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
Derivatives in Cash Flow Hedging Relationships:	**Year Ended December 31**			**Year Ended December 31**			**Year Ended December 31**	
	2010	**2009**		**2010**	**2009**		**2010**	**2009**
Natural Gas Forwards	$ (3.2)	$ (4.7)	Manufacturing cost of sales	$ (4.4)	$(23.1)	Other expense, net	$0.0	$0.0
Cross currency swaps[1]	13.9	(22.7)	Other expense, net	15.4	(5.6)		0.0	0.0
Total	$10.7	$(27.4)		$11.0	$(28.7)		$0.0	$0.0
Derivatives in Net Investment Hedge Relationships:	**Year Ended December 31**			**Year Ended December 31**			**Year Ended December 31**	
	2010	**2009**		**2010**	**2009**		**2010**	**2009**
Cross currency swaps[1]	$ 1.6	$ 0.0	Other expense, net	$ 0.0	$ 0.0	Other expense, net	$0.0	$0.0

The following table summarizes the amount and location of gains (losses) recognized in income for our derivatives not designated as hedges for the years ended December 31, 2010 and 2009:

Derivatives not Designated as Hedging Instruments:	**Location of Gain or (Loss) Recognized in Income on Derivative**	**Amount of Gain or (Loss) Recognized in Income on Derivative**	
		Year Ended December 31	
		2010	**2009**
Foreign currency forwards	Other (expense) income, net	$(1.2)	$18.8
Cross currency swaps[2]	Other (expense) income, net	(3.0)	(4.4)
Cross currency swaps[2]	Interest expense, net	3.0	4.0
Cross currency swaps[3]	Interest expense, net	3.6	4.8
Total		**$ 2.4**	**$23.2**

(1) Ten year swaps
(2) Two and five year swaps.
(3) Represents OCI amortization of previously de-designated hedging relationships.

Fair Value Measurements

On January 1, 2008 we adopted a new accounting standard regarding fair value measurements for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. The FASB issued a one-year deferral of the new fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis at the time of issuance and accordingly, we adopted the remainder of the new standard on January 1, 2009. Included among our non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis are plant, equipment and facilities, goodwill, acquisition intangibles, and asset retirement obligations. As a result of the adoption, we are required to determine the appropriate level in the fair value hierarchy for each fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels. It gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, interest rates, exchange rates, and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability.

All of our derivatives are valued based on Level 2 inputs. Our gas forwards and currency forwards are valued based on readily available published indices for commodity prices and currency exchange rates. Our cross currency swaps are valued using an income approach based on industry-standard techniques. This model includes a discounted cash flow analysis that nets the discounted future cash receipts and the discounted expected cash payments resulting from the swap. The analysis is based on the contractual terms of the swaps including the period to maturity and observable market-based inputs that include time value, interest rate curves, foreign exchange rates, implied volatilities, as well as other relevant economic measures. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the counterparty's nonperformance risk in the fair value measurements.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, as of December 31, 2010, we have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

A summary of the fair value measurements for each major category of derivatives at December 31, 2010 is outlined in the table below:

Description	Significant Other Observable Inputs (Level 2)
Currency forwards	$ (0.4)
Cross currency swaps	(16.5)
Natural gas forwards	(0.8)
Total	**$(17.7)**

As of December 31, 2010, we did not have any non-financial assets and liabilities that are carried at fair value on a recurring basis in the financial statements or for which a fair value measurement was required for the year ended December 31, 2010.

8. INVENTORIES

Inventories consisted of the following:

December 31,	2010	2009
Finished goods	$237.4	$217.4
Work in progress	29.0	33.6
Raw materials and supplies	83.6	76.6
Total inventories	**$350.0**	**$327.6**

9. PLANTS, EQUIPMENT AND FACILITIES

December 31,	2010	2009
Land and land improvements	$ 79.5	$ 80.1
Buildings	312.8	317.3
Machinery and equipment	1,267.3	1,259.5
Construction in progress	277.9	229.1
***Plants, equipment and facilities,* at cost**	**$1,937.5**	**$1,886.0**

The average composite depreciation rates utilized in the U.S. and Canada, expressed as a percentage of the average depreciable property in service, were 4.5% in 2010, 4.6% in 2009, and 4.5% in 2008. Gross cost of the assets depreciated under the composite method in the U.S. and Canada totaled $1,278.0 and $1,260.7 as of December 31, 2010 and 2009, respectively, with $408.3 and $405.5 included in Noncurrent assets held for sale at December 31, 2010 and 2009, respectively, and the remainder included in Plants, equipment and facilities at cost. Depreciation is calculated using the straight line depreciation method for assets at the remainder of our locations.

Following are the depreciable lives for our assets under the composite and straight-line methods:

Category	Composite Depreciation	Straight-line Depreciation
Buildings	31 years	20 - 33 years
Machinery and equipment	5 - 18 years	3 - 15 years

10. GOODWILL AND OTHER ACQUISITION INTANGIBLES

Following are the changes in goodwill by segment.

	Coating Resins	Additive Technologies	In Process Separation	Engineered Materials	Total
Balance, December 31, 2008:					
Goodwill	752.8	19.6	49.7	256.6	1,078.7
Accumulated impairment charges	(385.0)	0.0	0.0	0.0	(385.0)
	$367.8	**$19.6**	**$49.7**	**$256.6**	**$ 693.7**
Purchase adjustment(1)	(1.2)	0.0	0.0	0.0	(1.2)
Currency exchange:					
Goodwill	10.6	0.0	3.5	0.2	14.3
Accumulated impairment charges	(4.9)	0.0	0.0	0.0	(4.9)
	4.5	0.0	3.5	0.2	8.2
Balance, December 31, 2009:					
Goodwill	762.2	19.6	53.2	256.8	1,091.8
Accumulated impairment charges	(389.9)	0.0	0.0	0.0	(389.9)
	$372.3	**$19.6**	**$53.2**	**$256.8**	**$ 701.9**
Currency exchange:					
Goodwill	(33.1)	0.0	1.5	(1.9)	(33.5)
Accumulated impairment charges	17.3	0.0	0.0	0.0	17.3
	(15.8)	0.0	1.5	(1.9)	(16.2)
Balance, December 31, 2010:					
Goodwill	729.1	19.6	54.7	254.9	1,058.3
Accumulated impairment charges	(372.6)	0.0	0.0	0.0	(372.6)
	$ 356.5	**$ 19.6**	**$ 54.7**	**$ 254.9**	**$ 685.7**

(1) Reflects adjustments to acquired deferred taxes.

In conjunction with our segment realignment, we completed a goodwill impairment test in the second quarter of 2009 and concluded that no impairment existed at that time. In the fourth quarters of 2009 and 2010, we completed our required annual impairment test and again concluded that there was no impairment.

When performing our annual goodwill impairment test in the fourth quarter of 2008, due to the adverse impact that the then current macroeconomic conditions had on forecasted volume growth in our former Surface Specialties reporting unit (which now substantially comprises our Coating Resins reporting unit) and the resulting reduced profitability of certain product lines, we concluded that the goodwill of our former Surface Specialties reporting unit was impaired. We calculated the fair value of our former Surface Specialties reporting unit using a discounted cash flow analysis which resulted in a fair value of $1,159. The discounted cash flow fair value of the reporting unit was less than its carrying value, indicating an impairment existed. The discounted cash flow approach considered a weighted average cost of capital ("WACC") rate of 11.5% as the discount rate and estimated net cash flow projections for a ten-year period from 2009 to 2018. The WACC calculation considered a risk-free rate of return, cost of debt and expected equity premiums. The costs of equity and debt were weighted based on the observed capital structures of companies with characteristics similar to our former Surface Specialties reporting unit. A terminal value that assumed 2018 net cash flows would continue to grow at a rate of 2.75% in perpetuity was assumed. We believe the terminal value long-term growth rate of 2.75% is reasonable for this business. These evaluations involve amounts that are based on management's best estimates and judgments.

The discounted cash flows were based on a ten year projection, covering 2009 through 2018. The 2009 to 2012 projections took into account macroeconomic conditions and reflected management's best estimate of the amount of time required before the business would recover from the recessionary environment.

Since the fair value of our former Surface Specialties reporting unit was less than the carrying value of the business, we allocated the fair value of our former Surface Specialties reporting unit to all of the identifiable tangible and intangible assets and liabilities of the reporting unit. The results of the allocation of total fair value to all assets and liabilities resulted in an implied fair value of goodwill of $322.0. The difference of $385.0 between the carrying value of goodwill of $707.0 and the implied fair value of goodwill of $322.0 represented the impairment charge recorded in the fourth quarter of 2008.

The goodwill impairment charge is included in 2008 operating expenses in the accompanying consolidated statements of income and is included in the 2008 results of our Coating Resins segment.

Other acquisition intangibles consisted of the following major classes:

	Weighted Average Useful Life (years)	Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
December 31,	**2010**	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Technology-based	15.1	$ 55.6	$ 55.9	$ (35.9)	$ (32.3)	$ 19.7	$ 23.6
Marketing-related	< 2.0	1.9	2.1	(1.9)	(2.1)	0.0	0.0
Marketing-related	15.4	63.7	65.0	(29.3)	(25.6)	34.4	39.4
Marketing-related	40	44.4	47.5	(5.0)	(4.2)	39.4	43.3
Customer-related	15	427.3	443.8	(173.8)	(150.6)	253.5	293.2
Total		$592.9	$614.3	$(245.9)	$(214.8)	$347.0	$399.5

Amortization of acquisition intangibles for the years ended December 31, 2010, 2009, and 2008 was $37.1, $38.2, and $39.6, respectively. Assuming no change in the gross carrying amount of acquisition intangibles and the 2010 average currency exchange rates remain constant, the estimated future amortization expense for the next five years are as follows:

	2011	2012	2013	2014	2015
Intangibles Amortization Expense	$37.0	$37.0	$36.4	$35.9	$35.8

11. DEBT

Long-term debt, including the current portion, consisted of the following:

	2010		2009	
	Face	Carrying Value	Face	Carrying Value
Five-Year Revolving Credit Line Due June 2012	$ 0.0	$ 0.0	$ 0.0	$ 0.0
5.5% Notes Due October 1, 2010	0.0	0.0	15.4	15.4
4.6% Notes Due July 1, 2013	140.7	141.1	157.2	157.8
6.0% Notes Due October 1, 2015	250.0	249.7	250.0	249.6
8.95% Notes Due July 1, 2017	250.0	249.4	250.0	249.4
Other	1.3	1.3	2.9	2.9
	$642.0	$641.5	$675.5	$675.1
Less: Current maturities	0.0	0.0	(16.7)	(16.7)
Long-term Debt	$642.0	$641.5	$658.8	$658.4

All of the outstanding notes are unsecured and may be repaid in whole or in part, at our option at any time subject to a prepayment adjustment.

During 2010, we repurchased portions of our 4.6% notes due July 1, 2013, with a total carrying value of $16.5 for a total purchase price of $17.3 including accrued interest, resulting in a loss of $0.8. During 2009, we repurchased portions of our 4.6% notes due July 1, 2013 with a total carrying value of $16.5 for a total purchase price of $16.9 plus accrued interest of $0.3, resulting in a loss of $0.5. In 2008, we repurchased a portion of our 4.6% notes due July 1, 2013 with a carrying value of $11.2 (including accrued interest) for a purchase price of $9.3 and recorded a gain on extinguishment of debt for $1.9.

On July 6, 2009, we sold $250.0 aggregate principal amount of 8.95% senior unsecured notes due July 1, 2017, which resulted in $247.7 in net proceeds after original issue discount and underwriting fees. In addition, on June 30, 2009, we commenced offers to purchase our 5.5% notes due October 1, 2010 and our 4.6% notes due July 1, 2013. In July 2009, we applied the net proceeds from the issuance of the 8.95% notes and corporate cash to repurchase $234.6 principal amount of our 5.5% notes due October 1, 2010 for a purchase price of $242.8 plus accrued interest of $3.7 and $15.4 principal amount of our 4.6 % notes due July 1, 2013 for a purchase price of $14.6 plus accrued interest of $0.1. The repurchase of the 5.5% and 4.6% notes resulted in a net loss of $8.6 including transaction costs. On October 1, 2010, we paid down the remaining $15.4 principal of the 5.5% notes, according to its terms.

The net (loss) gain from our 2010, 2009 and 2008 debt repurchases is included in net (loss)/gain on early extinguishment of debt in the accompanying statement of income.

There were no borrowings outstanding under the $400.0 unsecured five-year revolving credit facility at December 31, 2010 and 2009. This facility contains covenants that are customary for such facilities including two financial covenants: the ratio of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") and the ratio of consolidated EBITDA to consolidated interest expense. We are in compliance with these covenants and expect to be in compliance for the remainder of the current facility which matures in June 2012. Based on the size of the facility and our current credit rating, the annual fees for this facility would be $2.0 as of December 31, 2010.

At December 31, 2010 and December 31, 2009, the fair value of our long-term debt, including the current portion, was $726.9 and $746.1, respectively. The fair value is based on a discounted cash flow analysis which incorporates the contractual terms of the notes and observable market-based inputs that include time value, interest rate curves, and credit spreads.

The weighted average interest rate on all of our debt was 6.9% for 2010 and 6.6% for 2009. The weighted-average interest rate on short-term borrowings outstanding, which consisted of the current portion of non-U.S. credit facilities, as of December 31, 2010 and 2009 was 1.2% and 1.1%, respectively.

At December 31, 2010 and 2009, we had approximately $56.2 and $89.0, respectively, of non-U.S. credit facilities which are renewable annually. There were outstanding borrowings of $6.1 and $11.7 under these facilities at December 31, 2010 and 2009, respectively.

Cash payments during the years ended December 31, 2010, 2009 and 2008, included interest of $35.2, $34.7 and $42.7, respectively. Included in interest expense, net, for the years ended December 31, 2010, 2009 and 2008, is interest income of $5.8, $7.4 and $3.5, respectively. Capitalized interest for the years ended 2010 and 2009 was $3.1 and $8.3, respectively.

Maturities of long-term debt for the next five years are as follows:

	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt	$0.0	$0.0	$141.1	$0.0	$249.7	$250.7	$641.5

12. ENVIRONMENTAL, CONTINGENCIES AND COMMITMENTS

Environmental and Related Matters

We are subject to substantial costs arising out of environmental laws and regulations, which include obligations to remove or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites or to pay compensation to others for doing so.

Our most significant environmental liabilities relate to remediation and regulatory closure obligations at manufacturing sites now or formerly owned by us. We are also involved in legal proceedings directed at the cleanup of various other sites, including a number of federal or state Superfund sites. Because the laws pertaining to Superfund sites generally impose retroactive, strict, joint and several liability, a governmental plaintiff could seek to recover all remediation costs at any such site from any of the potentially responsible parties ("PRPs") for such site, including us, despite the involvement of other PRPs. In some cases, we are one of several hundred identified PRPs, while in others we are the only one or one of only a few. Generally, where there are a number of financially solvent PRPs, liability has been apportioned, or we believe, based on our experience with such matters, that liability will be apportioned based on the type and amount of waste disposed by each PRP at such disposal site and the number of financially solvent PRPs. In many cases, the nature of future environmental expenditures cannot be quantified with accuracy. In addition, from time to time in the ordinary course of our business, we are informed of, and receive inquiries with respect to, additional sites that may be environmentally impaired and for which we may be responsible.

As of December 31, 2010 and 2009, the aggregate environmental related accruals were $104.6 and $105.4, respectively, of which $5.5 is included in accrued expenses with the remainder included in other noncurrent liabilities. Environmental remediation spending, for the years ended December 31, 2010, 2009, and 2008, was $5.9, $4.8 and $10.2, respectively.

Our process is to review our environmental remediation accruals quarterly and based on new information, we may from time to time adjust our environmental related accruals. Overall, our adjustments resulted in a net increase of $8.5 in our environmental accruals for the year ended December 31, 2010, which primarily relate to operating sites in the U.S. Our environmental liabilities were also decreased by $1.3 for the reversal of a liability assumed by the purchaser of a certain European location.

Our environmental related accruals can change substantially due to such factors as additional information on the nature or extent of contamination, methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties or if we are named in a new matter and determine that an accrual needs to be provided or if we determine that we are not liable and no longer require an accrual.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which the liability is incurred and becomes determinable with an offsetting increase in the carrying amount of the related long-lived asset. The recognition of an asset retirement obligation at fair value requires that management make numerous estimates, assumptions and judgments regarding such factors as the estimated probabilities, amounts and timing of settlements, the credit-adjusted risk-free rate to be used, inflation rates, market risk-premium, and changes in environmental, regulatory, and legal environments. In periods subsequent to initial measurement of the liability, we must recognize period-to-period changes in the liability resulting from the passage of time and revisions such as the timing or the amount of the original estimate of undiscounted cash flows. Over time, the liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss.

A summary of the changes in the asset retirement obligation for the years ended December 31, 2010 and 2009 is presented below:

Asset retirement obligation as of December 31, 2008	**$38.5**
Liabilities incurred	0.0
Liabilities settled	(1.9)
Accretion expense	2.6
Revision in estimated cash flows	(0.9)
Currency exchange	0.4
Asset retirement obligation as of December 31, 2009	**$38.7**
Liabilities incurred	0.0
Liabilities settled	(0.1)
Accretion expense	2.5
Revision in estimated cash flows(1)	(4.2)
Currency exchange	(0.9)
Asset retirement obligation as of December 31, 2010	**$36.0**

Note: the table above excludes asset retirement obligations of $7.6, $7.3, and $7.0 as of December 31, 2010, 2009, and 2008, respectively, which relate to our former Building Block Chemicals segment and are now included in Noncurrent liabilities held for sale.

(1) Includes $3.8 reversals related to sales of facilities.

Our long-lived assets subject to asset retirement obligations are primarily related to asbestos abatement and Resource Conservation and Recovery Act ("RCRA") closures at certain manufacturing and research facilities. As of December 31, 2010, 35 of our sites have been identified with regulatory closure obligations. Assets subject to asset retirement obligations are primarily manufacturing and research facilities, related equipment, and storage tanks. We are also obligated to return certain land to its original condition upon vacating.

There are no sites with a regulatory closure obligation for which a liability has not been estimated and recorded.

At December 31, 2010, there were no assets legally restricted for purpose of settling asset retirement obligations. The asset retirement obligation liability has been recorded as other noncurrent liabilities in the accompanying consolidated balance sheets.

Other Contingencies

We are the subject of numerous lawsuits and claims incidental to the conduct of our or certain of our predecessors' businesses, including lawsuits and claims relating to product liability, personal injury including asbestos, environmental, contractual, employment and intellectual property matters.

As of December 31, 2010 and 2009, the aggregate self-insured and insured contingent liability was $57.4 and $60.8, respectively, and the related insurance recovery receivable was $24.3 and $28.0, respectively. The asbestos liability included in the above amounts at December 31, 2010 and 2009 was $43.5 and $45.0, respectively, and the related insurance receivable was $23.8 and $26.5, respectively. A net deferred tax benefit has been recognized for those claims for which full insurance recovery is not expected.

Asbestos

We, like many other industrial companies, have been named as one of hundreds of defendants in a number of lawsuits filed in the U.S. by persons alleging bodily injury from asbestos. The claimants allege exposure to asbestos at facilities that we own or formerly owned or from products that we formerly manufactured for specialized applications. Most of these cases involve numerous defendants, sometimes as many as several hundred. Historically, most of the closed asbestos claims against us have been dismissed without any indemnity payment by us; however, we can make no assurances that this pattern will continue.

The following table presents information about asbestos claims activity:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Number of claimants at beginning of period	8,000	8,100
Number of claimants associated with claims closed during period	(100)	(200)
Number of claimants associated with claims opened during period	100	100
Number of claimants at end of period	8,000	8,000

Numbers in the foregoing table are rounded to the nearest hundred and are based on information as received by us which may lag actual court filing dates by several months or more. Claims are recorded as closed when a claimant is dismissed or severed from a case. Claims are opened whenever a new claim is brought, including from a claimant previously dismissed or severed from another case.

During the third quarter of 2009, we completed an actuarial study of our asbestos related contingent liabilities and related insurance receivables. This study which updates our last study prepared in the third quarter of 2006, is based on, among other things, the incidence and nature of historical claims data through June 30, 2009, the incidence of malignancy claims, the severity of indemnity payments for malignancy and non-malignancy claims, dismissal rates by claim type, estimated future claim frequency, settlement values and reserves, and expected average insurance recovery rates by claim type.

As a result of our findings, we recorded a decrease of $5.0 to our self insured and insured contingent liabilities for indemnity costs for pending and anticipated probable future claims and recorded a decrease of $4.9 related to receivables for probable insurance recoveries for these pending and future claims. The reserve decrease is attributable to significantly lower projected claim filings offset by more severe malignancy rates and settlement value projections. The decrease in the receivable is a result of the lower gross liability and a shift in the types of future claims expected. Overall, we expect to recover approximately 48% of our future indemnity costs. We have completed coverage in place agreements with most of our larger insurance carriers.

Most of our insurance is with carriers with investment grade ratings and only those with such ratings or other solvent carriers were included in the estimation of the recovery of indemnity and incurred defense costs.

It should be noted that the ultimate liability and related insurance recovery for all pending and anticipated future claims cannot be determined with certainty due to the difficulty of forecasting the numerous variables that can affect the amount of the liability and insurance recovery. These variables include but are not limited to: (i) significant changes in the number of future claims; (ii) significant changes in the average cost of resolving claims; (iii) changes in the nature of claims received;

(iv) changes in the laws applicable to these claims; and (v) financial viability of co-defendants and insurers.

Lead Pigment

Over the past 15 years we have been named as defendants in more than fifty cases in the U.S. in which plaintiffs assert claims for personal injury, property damage, and other claims for relief relating to one or more kinds of lead pigment that were used as an ingredient decades ago in paint for use in buildings. Seven cases remain outstanding. The different suits were brought by government entities and/or individual plaintiffs, on behalf of themselves and others. The suits variously sought compensatory and punitive damages and/or injunctive relief, including funds for the cost of monitoring, detecting and removing lead based paint from buildings and for medical monitoring; for personal injuries allegedly caused by ingestion of lead based paint; and plaintiffs' attorneys' fees. We settled one of these cases in 2005 for an immaterial amount in order to avoid litigation costs. In all of the others, we prevailed in court or were dismissed as a defendant. We believe that the seven remaining suits against us are without merit, and we are vigorously defending them.

Five of the remaining lead suits are single plaintiff cases alleging personal injury claims filed against us and other defendants in Wisconsin. In July, 2005, the Supreme Court of Wisconsin held in a case in which we were one of several defendants that Wisconsin's risk contribution doctrine applies to bodily injury cases against manufacturers of white lead pigment. Under this doctrine, manufacturers of white lead pigment may be liable for injuries caused by white lead pigment based on their past market shares unless they can prove they are not responsible for the white lead pigment which caused the injury in question. A sixth lead suit with more than 100 plaintiffs alleging personal injury claims against us and other defendants was filed in January 2011, shortly before the Wisconsin legislature passed legislation that will make it substantially more difficult to bring lead suits in the future. In July 2009, the Wisconsin Supreme Court, in the case styled *Ruben Godoy et al v. E.I DuPont de Nemours et al.*, upheld a lower court's decision dismissing the plaintiff's strict liability and negligent defect causes of action for white lead carbonate. The decision in this case together with our non-existent or diminutive market share reinforces our belief that we have no liability in any of the Wisconsin cases, and accordingly, we have not recorded a loss contingency.

We have access to a substantial amount of primary and excess general liability insurance for property damage and believe these policies are available to cover a significant portion of both our defense costs and indemnity costs, if any, for lead pigment related property damage claims. We have agreements with two of our insurers to date which provide that they will pay for approximately fifty percent (50%) of our defense costs associated with lead pigment related property damage claims, and we are in the process of negotiating additional agreements with other insurance carriers.

Other

Periodically, we enter into settlement discussions for lawsuits or claims for which we have meritorious defenses and for which an unfavorable outcome against us is not probable. In such instances, no loss contingency is recorded since a loss is not probable and it is our policy to expense defense costs as incurred. Typically, we consider these types of settlements in fairly limited circumstances usually related to the avoidance of future defense costs and/or the elimination of any risk of an unfavorable outcome. Such settlements, if any, are recorded when it is probable a liability has been incurred, typically upon entering into a settlement agreement.

While it is not feasible to predict the outcome of all pending environmental matters, lawsuits and claims, it is reasonably possible that there will be a necessity for future provisions for costs for environmental matters and for other contingent liabilities that we believe, will not have a material adverse effect on our consolidated financial position, but could be material to our consolidated results of operations or cash flows in any one accounting period. We cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts. Moreover, many of these liabilities are paid over an extended period, and the timing of such payments cannot be predicted with any certainty.

From time to time, we are also included in legal proceedings as a plaintiff involving tax, contract, patent protection, environmental and other legal matters. Gain contingencies related to these matters, if any, are recorded when they are realized.

Accounting for Uncertainty in Income Taxes

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon effective settlement. See Note 13 of the Consolidated Financial Statements for additional information.

Commitments

Rental expense under property and equipment leases, excluding those associated with our former Building Block Chemicals segment, was $11.5 in 2010, $13.5 in 2009, and $13.9 in 2008. Estimated future minimum rental expenses under property and equipment leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010 are:

Year	Operating Leases
2011	$ 9.4
2012	7.4
2013	4.9
2014	4.4
2015	3.2
Thereafter	10.8
Total minimum lease payments	**$40.1**

We frequently enter into long-term contracts with customers with terms that vary depending on specific industry practices. The business of Cytec Industries and its consolidated subsidiaries as a whole is not substantially dependent on any single contract or any series of related contracts. Set forth below are more specific terms about our significant sales contracts.

We are obligated to manufacture a customer's requirements for certain resins utilized in the automotive industry under long-term manufacturing agreements which may be terminated any year upon one year prior written notice but not before November 27, 2012. Pricing is based on a fixed toll agreement.

The Engineered Materials segment is party to a number of long-term supply and pricing agreements that cover various time periods. Included are several contracts with terms of 5 years or more which obligate us to sell and subject to certain exceptions, obligate the respective customers to purchase their requirements of various specialty materials for products related to certain aircraft programs. Such agreements are common practice in the aerospace and aircraft manufacturing industries.

We frequently enter into long-term agreements in order to lock-in price and availability of raw materials and services required to operate our businesses. At December 31, 2010, obligations under such agreements totaled $15.3, of which $9.7 are expected to be paid in 2011.

We had $34.0 of outstanding letters of credit, surety bonds and bank guarantees at December 31, 2010 that are issued on our behalf in the ordinary course of business to support certain of our performance obligations and commitments. The instruments are typically renewed on an annual basis.

We have the following obligations related to our Building Block Chemicals business as of December 31, 2010:

- We have the option to sell, and an affiliate of an international trading company is obligated to buy, up to approximately 15% of our production capacity of acrylonitrile per year under a long-term distributorship agreement that is scheduled to expire on January 1, 2013. The price under this distributorship agreement is market-based less certain costs and commissions.
- We are obligated to sell, and a tenant at our Fortier facility is obligated to buy, substantially all of our nominal production capacity of hydrocyanic acid under an agreement with an initial term expiring May 30, 2013. Price is determined by a formula based on the raw materials used to manufacture hydrocyanic acid and to a lesser extent on the quoted market price of such tenant's product based on hydrocyanic acid and is adjusted periodically.
- We are obligated to sell sulfuric acid, and also to regenerate used sulfuric acid, and a tenant at our Fortier facility is obligated to buy such product and services, under an agreement with an initial term expiring May 30, 2013. The price for regenerated sulfuric acid is cost based and the price for sulfuric acid is set between the price for regenerated acid and a market price for sulfuric acid and both prices are adjusted periodically. Regenerated sulfuric acid and sulfuric acid are produced in the same plant at the same time.
- We are obligated to supply acrylonitrile to the Kemira acrylamide plants at Fortier and Botlek under a long-term supply agreement. In addition, we are committed to purchase certain mining chemicals manufactured at Kemira's Mobile, Alabama and Longview, Washington sites and various other products at the Botlek site which Kemira will manufacture and sell to us. The acrylonitrile price to Kemira is determined by a formula based on the primary raw material components.

13. INCOME TAXES

The income tax provision (benefit) is based on earnings (losses) from continuing operations before income taxes:

	2010	2009	2008
U.S.	$ 59.9	$ 15.6	$ (11.4)
Non-U.S.	135.4	(35.1)	(150.3)
Total	$195.3	$(19.5)	$(161.7)

The components of the income tax provision (benefit) are as follows:

	2010	2009	2008
Current:			
U.S. Federal	$ 0.9	$ (3.3)	$ 17.5
Non-U.S.	30.6	35.6	42.5
Other, principally state	0.5	0.4	1.5
Total	$32.0	$ 32.7	$ 61.5
Deferred:			
U.S. Federal	$25.0	$ 7.4	$ 2.9
Non-U.S.	(9.4)	(51.7)	(19.0)
Other, principally state	2.9	2.7	(1.8)
Total	$18.5	$(41.6)	$(17.9)
Total income tax provision (benefit)	$50.5	$ (8.9)	$ 43.6

A reconciliation of our effective tax rate to the U.S. federal income tax rate is as follows:

	2010	2009	2008
Federal income tax rate	35.0%	-35.0%	-35.0%
Research and development credit	-0.9%	-9.3%	-1.1%
Income subject to other than the federal income tax rate	-5.0%	-2.7%	-7.3%
Change in tax rates	0.2%	5.8%	0.1%
State taxes, net of federal benefits	0.9%	-13.2%	0.0%
Valuation allowance	-8.2%	17.7%	1.7%
Tax law change	4.3%	0.0%	0.0%
Favorable resolution of prior year audits	-0.5%	-19.6%	-1.6%
Impairment attributable to non-deductible goodwill	0.0%	0.0%	66.7%
Other charges, net	0.1%	10.5%	3.5%
Effective tax rate	25.9%	-45.8%	27.0%

U.S. and non-U.S. earnings of consolidated companies, before income taxes, include all earnings derived from operations in the respective U.S. and non-U.S. geographic areas; whereas provisions (benefits) for income taxes include all income taxes payable to (receivable from) U.S. Federal, non-U.S. and other governments as applicable, regardless of the sites in which the taxable income (loss) is generated.

Income taxes paid in 2010, 2009 and 2008 were $59.1, $30.0 and $72.7, respectively, and include non-U.S. taxes of $41.5, $28.9 and $45.2 in 2010, 2009 and 2008, respectively. Net income taxes paid related to the pre-acquisition tax period of the Surface Specialties entities in 2010, 2009 and 2008 were $0.0, $2.1 and $0.0, respectively, in which $0.0, $2.1 and $0.8 in 2010, 2009, and 2008, respectively, has been reimbursed to us thus far from UCB SA ("UCB") pursuant to the Stock and Asset Purchase Agreement.

The temporary differences that give rise to a significant portion of deferred tax assets and liabilities are as follows:

December 31,	2010	2009
Deferred tax assets:		
Allowance for bad debts	$ 2.5	$ 3.4
Self insurance accruals	20.4	22.1
Operating accruals	5.8	3.2
Environmental accruals	26.4	31.2
Pension and postretirement benefit liabilities	131.0	144.2
Employee benefit accruals	35.0	26.7
Tax credit carry forwards	25.1	20.1
Net operating losses	70.5	78.2
Other	1.1	14.7
Gross deferred tax assets	$ 317.8	$ 343.8
Valuation allowance	(22.7)	(39.7)
Total net deferred tax assets	$ 295.1	$ 304.1
Deferred tax liabilities:		
Inventory	$ (3.0)	$ (2.7)
Plants, equipment and facilities	(155.6)	(171.8)
Insurance receivables	(8.8)	(9.3)
Intangibles	(136.6)	(135.5)
Other	(0.8)	(0.8)
Gross deferred tax liabilities	$(304.8)	$(320.1)
Net deferred tax assets/(liabilities)	$ (9.7)	$ (16.0)

No provision has been made for U.S. or additional non-U.S. taxes on the undistributed earnings of international subsidiaries totaling $489.3 since we intend to reinvest these earnings. It is not practicable to calculate the unrecognized deferred tax liability on such earnings. U.S. foreign tax credits would be available to substantially reduce any amount of additional U.S. tax that might be payable on these earnings in the event of a distribution.

We have U.S. foreign tax credit carryforwards of $13.5 available as of December 31, 2010 to offset future U.S. tax liabilities. Such U.S. foreign tax credits will expire at various dates starting in 2019. We have $14.0 of state tax credits of which $9.9 will be carried forward indefinitely with the balance to expire at various dates starting in 2010. Additionally, we have $2.5 of foreign jurisdiction tax credits related to our operations in Belgium, which do not expire.

At December 31, 2010, we have U.S. federal income tax net operating loss carryforwards of $2.7 relating to our 1998 acquisition of The American Materials & Technologies Corporation available to offset future taxable income. Utilization of those loss carryforwards is limited under certain provisions of the Internal Revenue Code. The carryforwards began to expire at various dates starting in 2010 through 2018. We have state net operating losses totaling $297.3 which are available to offset future taxable income in the respective states. The total carryforwards expire at various dates starting in 2010 through 2029. In addition, we have foreign net operating losses totaling $182.4, primarily related to our operations in Europe, Canada, and Brazil. These net operating losses are available to offset future taxable income in the respective foreign countries. Of the total carryforwards, approximately $28.3 expires at various dates starting in 2014, while $154.1 can be utilized over an indefinite period.

Our long-term earnings trend makes it more likely than not that we will generate sufficient taxable income on a consolidated basis to realize our net deferred tax assets with the exception of certain state net operating losses and state tax credits, and various foreign deferred tax assets. Accordingly, we have recorded a valuation allowance of $22.7 and $39.7 as of December 31, 2010 and 2009. For 2010, the $17.0 valuation allowance activity primarily consisted of a decrease to the valuation allowance for foreign net operating losses and other foreign deferred tax assets ($16.7), and state tax credits and other state deferred tax assets ($0.3). As of December 31, 2010, $21.6 of the valuation allowance is attributable to U.S. state tax attributes and $1.1 primarily relates to foreign net operating losses. For 2009, the $4.3 valuation allowance activity primarily consisted of an increase to the valuation allowance for foreign net operating losses and other foreign deferred tax assets ($0.6), and state tax credits and other state deferred tax assets ($3.7). As of December 31, 2009, $21.9 of the valuation allowance is attributable to U.S. state tax attributes and $17.8 primarily relates to foreign net operating losses.

During 2009, we settled German and Italian tax audits for certain international subsidiaries acquired as part of the Surface Specialties acquisition. The German audit covered the pre-acquisition periods 1999 – 2003 and the Italian audit pertained to the 2004 – 2007 tax years. Amounts paid to the tax authorities in settlement of these audits were reimbursed by UCB, in whole or in part, in accordance with the Surface Specialties Stock and Asset Purchase Agreement. We also recorded a net tax benefit of $3.8 based on the favorable resolution of the Italian audit.

During 2010, we settled a German tax audit for certain international subsidiaries acquired as part of the Surface Specialties acquisition. The German audit covered the pre-acquisition periods 2004 through 2007. Amounts received from the tax authorities in settlement of this audit related to the pre-acquisition period have been reimbursed to UCB, in whole or in part, in accordance with the Surface Specialties Stock and Asset Purchase Agreement. We also recorded a net tax benefit of $1.0 based on the favorable resolution of the audit.

The *Medicare Prescription Drug, Improvement and Modernization Act of 2003* established a U.S. Medicare prescription drug benefit and a tax-free federal subsidy to companies that sponsored retiree health care plans. Pursuant to *The Patient Protection and Affordable Care Act*, as signed into law on March 23, 2010, as amended by the *Health Care and Education Reconciliation Act of 2010* on March 30, 2010, the U.S. tax deductible prescription drug costs will now be reduced by the aforementioned federal subsidy. The impact of this legislation will reduce the future tax deductions with respect to the Company's prescription drug costs. Accordingly, we recorded an $8.3 charge to tax expense from continuing operations in the first quarter 2010 to reflect the reduction in the related deferred tax asset.

The *Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010* (2010 Tax Relief Act), as signed into law on December 17, 2010 brought about significant tax changes including, but not limited to, the retroactive extension of tax incentives for businesses. These business tax incentives retroactively reinstated and extended through 2011 include the research and development credit as well as the favorable look-through treatment of payments between related controlled foreign corporations.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities.

The amount of gross unrecognized tax benefits at December 31, 2009 was $37.9 (excluding interest) of which $19.8 would impact our effective tax rate, if recognized. As of December 31, 2010, the amount of gross unrecognized tax benefits is $38.3 (excluding interest) of which $21.7 would impact our effective tax rate, if recognized.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of income. We had recorded a liability for the payment of interest and penalties (gross), of approximately $6.9 as of January 1, 2010, decreasing by current year activity of $0.3, thus resulting in a liability for the payment of interest and penalties of $6.6 as of December 31, 2010.

Set forth below is the tabular roll-forward of our 2010 and 2009 unrecognized tax benefits from uncertain tax positions:

	2010	2009
Balance as of beginning of the year	$37.9	$39.2
Increase due to tax positions related to current periods	3.2	3.0
Increase due to tax positions related to prior periods	1.5	3.0
Decrease due to tax positions related to prior periods	(3.6)	(3.6)
Settlements	–	(4.6)
Foreign exchange	(0.7)	0.9
Balance as of the end of the year	$38.3	$37.9

We are not aware of any uncertain tax position which is reasonably possible to change within the next twelve months of December 31, 2010.

The IRS has completed and closed its audits of our tax returns through 2003. During the second quarter of 2007, the IRS commenced the audit of our tax returns for the years 2004 and 2005. All field work has been completed and we have agreed to all adjustments except for an adjustment related to the research and development credit. We have filed a protest letter for the issue to commence the appeals process, which is still ongoing as of December 31, 2010. The remaining agreed issues for the 2004 and 2005 tax years will result in an immaterial cash refund. During the first quarter of 2010, the IRS commenced the audit of our tax returns for the years 2006, 2007 and 2008, and is still ongoing as of December 31, 2010. We believe that adequate provisions for all outstanding issues have been made for all open years.

State income tax returns are generally subject to examination for a period of 3-5 years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. Years still open to examination by tax authorities in major jurisdictions include Arizona (2006 onward), California (2005 onward), Connecticut (2007 onward), Georgia (2007 onward), Louisiana (2007 onward), Maryland (2007 onward), Michigan (2006 onward), New Jersey (2000 onward), North Carolina (2007 onward), Ohio (2007 onward), South Carolina (2007 onward), Texas (2007 onward), and West Virginia (2007 onward). We have various state income tax returns in the process of examination.

International jurisdictions have statutes of limitations generally ranging from 3-5 years after filing of the respective return. Years still open to examination by tax authorities in major jurisdictions include Austria (2009 onward), Belgium (2005 onward), Germany (2008 onward), Netherlands (2006 onward), Canada (2003 onward), UK (2005 onward), Italy (2006 onward), China (2003 onward), and Norway (2003 onward). We are currently under examination in several of these jurisdictions.

14. EMPLOYEE BENEFIT PLANS

We have defined benefit and defined contribution pension plans that cover employees in a number of countries. Almost all of the plans provide defined benefits based on years of service and career average salary. We also sponsor postretirement and post employment benefit plans in certain countries. The postretirement plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements, and in the case of non-bargaining employees, who commenced employment prior to April 1, 2007. The medical plans are contributory and non-contributory with certain participants' contributions adjusted annually; the life insurance plans are non-contributory. The accounting for the postretirement plans anticipates future cost-sharing and changes to the plans. The postretirement plans include a cap on our share of costs for recent and future retirees. The post employment plans provide salary continuation, disability-related benefits, severance pay and continuation of health costs during the period after employment but before retirement.

We used a measurement date of December 31 in 2010, 2009 and 2008 for all of our pension and postretirement benefit plans.

	Pension Plans			Postretirement Plans		
	2010	2009	2008	2010	2009	2008
Net periodic costs:						
Service cost	$ 9.1	$ 9.6	$ 10.0	$ 1.2	$ 1.3	$ 1.2
Interest cost	48.8	50.6	50.3	11.5	11.8	12.2
Expected return on plan assets	(48.5)	(48.5)	(50.6)	(3.6)	(3.7)	(4.2)
Net amortization	17.6	15.1	12.5	(10.0)	(10.6)	(10.5)
Curtailment/Settlement	0.8	11.2	0.1	0.0	0.0	0.0
Net periodic expense (credit)	$ 27.8	$ 38.0	$ 22.3	$ (0.9)	$ (1.2)	$ (1.3)
Weighted-average assumptions used to determine net periodic costs, during the year						
Discount rate	5.7%	5.8%	5.7%	5.4%	6.0%	6.0%
Expected return on plan assets	7.1%	6.9%	7.1%	7.25%	7.0%	7.0%
Rate of compensation increase	2.5%-10%	2.5%-10%	3%-10%	–	–	–
Weighted-average assumptions used to determine benefit obligations, end of the year						
Discount rate	5.3%	5.7%	5.9%	5.0%	5.4%	6.1%
Rate of compensation increase	2.5%-10%	2.5%-10%	3%-10%	–	–	–

The expected rate of return on U.S. plan assets was determined by examining the annualized rates of return over various five and ten year periods for the major U.S. stock and bond indexes and the estimated long-term asset mix of the plan assets of 50%-70% stocks and 30%-50% bonds, including cash equivalents ("fixed income securities"). Since the long-term average annualized return is approximately 8%-10% for stocks and 5%-7% for fixed income securities, the expected long-term weighted average return was estimated to be 7.50% and 7.50% for the U.S. pension plans in 2010 and 2009, respectively. This return is based on an assumed allocation of U.S. pension assets of 60% stocks and 40% in fixed income securities for 2010 and 60% stocks and 40% fixed income securities for 2009. Expected long-term investment returns for U.S. investments were 8.5% for stocks and 6.0% for fixed income securities in 2010 and 8.5% for stocks and 6.0% for fixed income securities in 2009. For U.S. and non-U.S. postretirement plans, assets are only held in the U.S. The expected rate of return on postretirement assets was 7.25% in 2010 and 7.0% in 2009, based on an assumed asset allocation of 55% stocks and 45% fixed income securities in 2010 and 60% stocks and 40% fixed income securities in 2009.

The investment strategy for our worldwide benefit plan assets is to maintain broadly-diversified portfolios of stocks, bonds and money market instruments that, along with periodic plan contributions, provide the necessary liquidity for ongoing benefit obligations.

The expected return on non-U.S. plan assets is also based on the historical rates of return of the various asset classes in each country and the corresponding asset mix. For our two largest non-U.S. pension plans, the assumed weighted average rate of return was 5.6% in 2010. The 2010 return is based on assumed weighted average rates of return of 6.7% for stocks and 4.8% for fixed income securities and an assumed weighted average asset allocation of 44% stocks and 56% fixed income securities.

	Pension Plans			Postretirement Plans		
	2010	2009	2008	2010	2009	2008
Change in benefit obligation:						
Benefit obligation at January 1	$869.9	$859.2	$ 858.0	$212.7	$200.3	$205.3
Service cost	9.1	9.6	10.0	1.2	1.3	1.2
Interest cost	48.8	50.6	50.3	11.5	11.8	12.2
Amendments	0.0	6.5	0.0	0.0	0.0	0.0
Translation difference	(9.4)	13.6	(30.5)	0.2	0.7	(1.0)
Actuarial (gain)/losses	60.9	36.4	12.6	29.6	18.9	4.9
Employee contributions	0.6	0.7	0.7	4.2	4.2	3.9
Benefits paid	(42.7)	(43.6)	(42.3)	(25.6)	(24.5)	(26.2)
Curtailments/Settlements(1)	(3.7)	(63.1)	0.0	0.0	0.0	0.0
Elimination of early measurement date	0.0	0.0	0.4	0.0	0.0	0.0
Benefit obligation at December 31	$933.5	$869.9	$ 859.2	$233.8	$212.7	$200.3
Accumulated benefit obligation at December 31	$895.0	$827.0	$ 817.1	$ 0.0	$ 0.0	$ 0.0
Change in plan assets:						
Fair value of plan assets at January 1	$635.6	$563.9	$ 725.3	$ 44.6	$ 46.5	$ 64.6
Actual return on plan assets	83.1	111.4	(123.1)	3.5	8.7	(10.2)
Company contributions(2)	83.3	53.0	34.4	13.1	11.9	16.5
Employee contributions	0.6	0.7	0.7	4.2	4.2	3.9
Translation difference	(5.0)	12.3	(31.1)	0.0	0.0	0.0
Curtailments/Settlements(1)	(3.7)	(62.1)	(0.1)	0.0	0.0	0.0
Benefits paid	(42.7)	(43.6)	(42.3)	(27.7)	(26.7)	(28.3)
Elimination of early measurement date	—	—	0.1	0.0	0.0	0.0
Fair value of plan assets at December 31	$751.2	$635.6	$ 563.9	$ 37.7	$ 44.6	$ 46.5

(1) Represents various curtailments and settlements. In December 2009, we irrevocably transferred the liability and plan assets associated with the accrued benefits of all inactive participants of our defined benefit pension plan in the Netherlands to an insurance company, resulting in a settlement loss of $12.2 due to recognition of actuarial losses previously recorded in other comprehensive loss.

(2) The 2009 contributions to our pension plans include a contribution of 1,184,273 shares of Cytec common stock to our U.S. plans on May 13, 2009, which had a fair value of $22.5.

The postretirement plan benefit obligation includes Medicare Part D subsidies received that reduce company contributions. The amounts received for 2010, 2009 and 2008 were $2.1, $2.2 and $2.1, respectively.

	Pension Plans			Postretirement Plans		
	2010	2009	2008	2010	2009	2008
Funded status, end of year:						
Fair value of plan assets	$ 751.2	$ 635.6	$ 563.9	$ 37.7	$ 44.6	$ 46.5
Benefit obligations	(933.5)	(869.9)	(859.2)	(233.8)	(212.7)	(200.3)
Funded status	$(182.3)	$(234.3)	$(295.3)	$(196.1)	$(168.1)	$(153.8)
Amounts recognized in the consolidated balance sheet consist of:						
Noncurrent asset	$ 2.8	$ 3.1	$ 3.7	$ 0.0	$ 0.0	$ 0.0
Current liability	(4.8)	(4.5)	(4.4)	(12.2)	(12.2)	(12.1)
Noncurrent liability	(180.3)	(232.9)	(294.6)	(183.9)	(155.9)	(141.7)
Total amount recognized	$(182.3)	$(234.3)	$(295.3)	$(196.1)	$(168.1)	$(153.8)
Amounts recognized in accumulated other comprehensive income consist of:						
Net actuarial (gain)/loss	$ 263.8	$ 255.7	$ 302.5	$ 58.2	$ 29.1	$ 15.1
Prior service (credit)/cost	1.3	1.8	2.1	(11.2)	(21.6)	(32.2)
Transition obligation	0.1	0.1	0.1	0.0	0.0	0.0
Total	$ 265.2	$ 257.6	$ 304.7	$ 47.0	$ 7.5	$ (17.1)
Change in accumulated other comprehensive income (AOCI):						
AOCI, beginning of year	$ 257.6	$ 304.7	$ 131.1	$ 7.5	$ (17.1)	$ (47.2)
Current year actuarial (gain)/loss	26.4	(20.1)	186.1	29.6	14.0	19.6
Current year prior service cost/(credit)	(0.4)	(0.7)	0.0	(0.1)	0.0	0.0
Curtailments/ Settlements	(0.8)	(11.2)	0.0	0.0	0.0	0.0
Amortization:						
Amortization of actuarial gain/(loss)	(17.5)	(14.7)	(12.2)	(0.6)	0.0	(0.1)
Amortization of prior service (cost)/credit	(0.1)	(0.4)	(0.3)	10.6	10.6	10.6
AOCI, end of year	$ 265.2	$ 257.6	$ 304.7	$ 47.0	$ 7.5	$ (17.1)
Estimated amortization to be recognized in accumulated other comprehensive income in 2011 consist of:						
Net actuarial loss	$ 20.3			$ 2.9		
Prior service cost/(credit)	0.0			(10.6)		
Total	$ 20.3			$ (7.7)		

Prior to 2008, we used a measurement date of November 30 when valuing our pension obligations for the majority of our non-U.S. defined benefit pension plans. The requirement that the measurement date be the same as the date of the statement of financial position became effective for the year ended December 31, 2008 and as a result, we changed our measurement date for certain non-U.S. defined benefit pension plans to December 31 from November 30. We adopted the measurement date requirement in 2008 using the 13-month approach. In accordance with this approach, we recorded an additional one month of net periodic benefit cost of $0.3, net of tax, covering the period between the previous measurement date of November 30, 2007 and December 31, 2008 as an adjustment to retained earnings.

The assumed rate of future increases in the per capita cost of healthcare benefits (healthcare cost trend rate) is 8.0% in 2010, decreasing to ultimate trend of 5.0% in 2017. The healthcare cost trend rate has a significant effect on the reported amounts of accumulated postretirement benefit obligation ("APBO") and related expense.

A 1.0% change in assumed healthcare cost trend rates would have the following effect:

	2010		2009	
	1% Increase	1% Decrease	1% Increase	1% Decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$ 0.8	$ (0.8)	$ 0.7	$ (0.7)
Approximate effect on accumulated postretirement benefit obligation	$15.6	$(15.0)	$12.7	$(11.6)

The following information is presented for those plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Projected benefit obligation	$(699.9)	$(637.9)	$(126.8)	$(180.1)	$(826.7)	$(818.0)
Accumulated benefit obligation	(689.5)	(627.4)	(118.1)	(169.5)	(807.6)	(796.9)
Fair value of plan assets	590.7	481.8	67.3	117.9	658.0	599.7

The asset allocation for our U.S. and non-U.S. pension plans and postretirement plans at the end of 2010 and 2009, and the target allocation for 2011, by asset category, are as follows:

	U.S. Pension Plans				Postretirement Plans		
	Target Allocation	Percentage of Plan Assets at Year End			Target Allocation	Percentage of Plan Assets at Year End	
Asset Category	**2011**	**2010**	**2009**	**Asset Category**	**2011**	**2010**	**2009**
Equity Securities	50%	53%	63%	Equity Securities	50%	62%	79%
Fixed Income	50%	47%	37%	Fixed Income	50%	38%	21%
Total	100%	100%	100%	Total	100%	100%	100%

	Non-U.S. Pension Plans		
	Target Allocation	Percentage of Plan Assets at Year End	
Asset Category	**2011**	**2010**	**2009**
Equity Securities	37%	36%	44%
Fixed Income	46%	47%	38%
Cash and other	17%	17%	18%
Total	100%	100%	100%

The total fair value of U.S. pension and postretirement plan assets was $628.4 and $526.4 at December 31, 2010 and 2009, respectively. We have invested certain U.S. pension assets directly in our common stock as described previously and use a combination of active and passive stock and bond managers to invest all other assets of the pension and postretirement plans. The managers are selected based on an analysis of, among other things, their historical investment results, frequency of management turnover, cost structure, and assets under management. Assets are periodically reallocated among the investment managers to maintain the appropriate asset mix and occasionally transferred to new or existing managers in the event that a manager is terminated.

The company's overall investment strategy is to achieve a mix of approximately 90% of investments for long-term growth and 10% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocations for U.S. pension plan and postretirement plan assets are 50% equity securities and 50% corporate bonds and U.S. Treasury securities. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage-backed securities, and U.S. Treasuries.

The target allocations for Non-U.S. plan assets are 30-50% equity securities, 50-70% corporate bonds and U.S. Treasury securities, and 0-15% to all other types of investments. Equity securities primarily include a broadly diversified portfolio of common stocks of publicly traded companies that are primarily non-U.S. Fixed income securities include corporate bonds, mortgage-backed securities and government bonds. Other types of investments include insurance assets and investment in hedge funds that follow several different strategies.

The fair values of our Level 1 pension assets are determined based on quoted market prices in active markets for identical assets. The fair values of our Level 2 pension assets are based on the net asset values of the funds, which are based on quoted market prices of the underlying investments. Our Level 3 assets include insurance contracts and a real estate fund. The fair values of insurance contracts of the plans of two of our Non-U.S. entities are based on the contractual terms of the arrangement with the insurance company, which in certain cases includes a nominal, but guaranteed, return. The fair value of the real estate fund is based on the net asset value of shares held at year end.

The fair values of the pension assets at December 31, 2010 and 2009, by asset category are as follows:

	Fair Value Measurements at December 31, 2010			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 12.0	$ 12.0	$ 0.0	$ 0.0
Equity securities:				
- Company stock	62.8	62.8	0.0	0.0
- US equity funds(1)	198.3	196.8	1.5	0.0
- International equity funds(2)	89.5	0.0	89.5	0.0
Fixed income funds(3)	309.8	265.5	44.3	0.0
Balanced fund(4)	23.1	23.1	0.0	0.0
Real estate fund	3.0	0.0	0.0	3.0
Insurance assets	14.2	0.0	0.0	14.2
Other investments(5)	38.5	0.0	38.5	0.0
Total	$751.2	$560.2	$173.8	$17.2

	Fair Value Measurements at December 31, 2009			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 25.1	$ 25.1	$ 0.0	$ 0.0
Equity securities:				
- Company stock	43.1	43.1	0.0	0.0
- US equity funds(1)	204.1	199.8	4.3	0.0
- International equity funds(2)	104.5	0.0	104.5	0.0
Fixed income funds(3)	183.6	156.5	27.1	0.0
Balanced fund(4)	21.8	21.8	0.0	0.0
Real estate fund	2.4	0.0	0.0	2.4
Insurance assets	13.2	0.0	0.0	13.2
Other investments(5)	37.8	0.0	37.8	0.0
Total	$635.6	$446.3	$173.7	$15.6

(1) Funds which invest in a diversified portfolio of publicly traded U.S. common stocks of large-cap, medium-cap, and small-cap companies. There are no restrictions on these investments.

(2) Funds which invest in a diversified portfolio of publicly traded common stock of non-U.S. companies, primarily in Europe. There are no restrictions on these investments.

(3) Funds which invest in a diversified portfolio of publicly traded government bonds, corporate bonds and mortgage-backed securities, approximately 61%, 35%, and 4%, respectively, at December 31, 2010 and approximately 53%, 41%, and 6%, respectively, at December 31, 2009. There are no restrictions on these investments.

(4) Represents non-U.S. entity plan assets invested in a pooled publicly traded fund with underlying investments in a diversified portfolio of securities comprised of approximately 13% U.S. equities, 38% international equities and 49% corporate bonds. There are no restrictions on these investments.

(5) Represents non-U.S. entity plan assets invested in a fund that invests in funds with underlying investments comprised of equity and debt securities, all of which have publicly available quoted market prices.

Fair Value Measurement of plan assets using significant unobservable inputs (Level 3):

	Insurance assets	Real estate fund	Total
Balance, beginning of year	$13.2	$2.4	$15.6
Actual return on assets:			
Assets held at end of year	0.5	0.1	0.6
Assets sold during the year	0.0	0.0	0.0
Purchases, sales and settlements	0.5	0.5	1.0
Transfers in/(out)	0.0	0.0	0.0
Balance, end of year	$14.2	$3.0	$17.2

The fair values of the postretirement plan assets at December 31, 2010, by asset category are as follows:

	Fair Value Measurements at December 31, 2010			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 2.0	$ 2.0	$0.0	$0.0
Equity funds[1]	23.2	23.2	0.0	0.0
Fixed income funds[2]	12.5	12.5	0.0	0.0
Total	$37.7	$37.7	$0.0	$0.0

(1) Investments in publicly traded funds. 60% invested in an S&P 500 index fund and 40% invested in international index fund for Europe and Asia.

(2) A publicly traded mutual fund that invests in a diversified portfolio of investment grade fixed income securities, with government, corporate and mortgage securities. The fund has a dollar weighted maturity between 3 and 10 years.

The fair values of the postretirement plan assets at December 31, 2009, by asset category are as follows:

	Fair Value Measurements at December 31, 2009			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Cash and cash equivalents	$ 4.0	$ 4.0	$0.0	$0.0
Equity funds[1]	35.3	35.3	0.0	0.0
Fixed income funds[2]	5.3	5.3	0.0	0.0
Total	$44.6	$44.6	$0.0	$0.0

(1) Investments in publicly traded funds: 55% invested in an S&P 500 index fund and 45% invested in international index fund for Europe and Asia.

(2) A publicly traded mutual fund that invests in a diversified portfolio of investment grade fixed income securities, with government, corporate and mortgage securities. The fund has a dollar weighted maturity between 3 and 10 years.

The following table reflects expected 2011 cash flows for the pension and postretirement benefit plans:

Expected Employer Contributions	**Pension Plans**	**Postretirement Plans**
U.S. Plans	$51.7	$10.0
Non-U.S. Plans	$ 9.8	$ 0.1

The following table reflects total benefits expected to be paid from the U.S. plans and/or our assets:

		Postretirement Plans	
Expected Benefit Payments	Pension Plans	Prior to Medicare Part D Subsidy	Anticipated Medicare Part D Subsidy
2011	$ 35.4	$ 20.6	$1.9
2012	36.9	20.8	1.9
2013	38.5	21.0	1.8
2014	40.0	21.2	1.8
2015	41.5	21.2	1.7
2016-2020	230.3	100.2	7.4

The following table reflects the total benefits expected to be paid from the non-U.S. plans and/or our assets:

Expected Benefit Payments	Pension Plans	Postretirement Plans
2011	$ 9.6	$0.2
2012	10.0	0.2
2013	9.6	0.2
2014	11.6	0.2
2015	11.7	0.2
2016-2020	68.6	1.6

We also sponsor various defined contribution retirement plans in a number of countries, consisting primarily of savings, profit growth and profit sharing plans. Contributions to the savings plans are based on matching a percentage of employees' contributions. Contributions to the profit growth and profit sharing plans are generally based on our financial performance.

Amounts expensed related to these plans are as follows:

	2010	2009	2008
U.S.			
Savings Plan	$21.3	$15.5	$24.4
Non-U.S.			
Others	$ 4.6	$ 4.1	$ 4.3

In addition to defined benefit pension and defined contribution retirement plans, we sponsor immaterial post employment plans in a number of countries. Those plans, in certain circumstances, provide salary continuation, disability related benefits, severance pay and continuation of health care coverage during the period after employment but before retirement.

Certain of our benefit plans provide for enhanced benefits in the event of a "change of control" as defined in the plans.

15. ACCRUED EXPENSES AND OTHER

Accrued Expenses include the following:

December 31,	2010	2009
Employee benefits	$ 60.5	$ 31.6
Pension and other postretirement employee benefits	17.0	16.6
Salaries and wages	27.3	28.2
Taxes other than income taxes	10.5	11.0
Environmental	5.5	5.5
Interest, excluding interest on uncertain tax positions	18.7	15.0
Restructuring costs	13.9	24.2
Customer rebates	15.6	11.6
All other	54.2	51.5
Total	$223.2	$195.2

Other

During the first quarter of 2010, we sold our real estate at an inactive site for $2.5 of which $0.5 was received in cash and $2.0 represents a promissory note from the purchaser. The net gain of $2.3 from this sale is recorded in other (expense)/income, net in the accompanying statements of income.

In the fourth quarter of 2010, we sold one of our closed European facilities for proceeds of approximately $3.7, which was received in 2010. These proceeds are included in other liabilities on the consolidated balance sheet. The potential gain on the sale will not be recorded until we are complete with our environmental remediation responsibilities under the terms of the agreement, which have been accrued as of December 31, 2010. Remediation is estimated to be completed in 2013.

On September 28, 2009, we transferred title to land previously leased to a third party to such third party. The transfer of title was triggered by the third party exercising their right to purchase the property pursuant to the terms of the original lease. The transfer of title resulted in the recognition of a gain of $8.9, which represents the unamortized balance of the consideration we received at the inception of the lease as of the date of the exercise of the option to purchase. The gain is recorded in other income/(expense), net in the consolidated statement of income.

16. COMMON STOCK AND PREFERRED STOCK

We are authorized to issue 150 million shares of common stock with a par value of $.01 per share, of which 49,444,583 shares were outstanding at December 31, 2010. A summary of changes in common stock issued and treasury stock is presented below.

	Common Stock	Treasury Stock
Balance at December 31, 2007	48,132,640	596,911
Purchase of treasury stock	–	908,400
Issuance pursuant to stock option and stock-SARS plan	–	(396,784)
Awards of restricted stock	–	(12,680)
Issuance of deferred shares	–	(26,424)
Balance at December 31, 2008	48,132,640	1,069,423
Issuance - pension plan contribution	1,184,273	–
Issuance pursuant to stock option and stock-SARS plan	–	(312,609)
Awards of restricted stock	–	(38,380)
Issuance of deferred shares	–	(124,300)
Balance at December 31, 2009	49,316,913	594,134
Issuance pursuant to stock option and stock-SARS plan	121,969	(547,253)
Awards of restricted stock	–	(14,390)
Issuance of deferred shares	6,468	(31,724)
Balance at December 31, 2010	49,445,350	767

Treasury stock, when reissued, is relieved at the moving average cost of the shares in treasury.

During 2010, four quarterly cash dividends of $0.0125 per share were declared and paid totaling $2.5. On April 16, 2009 our Board of Directors reduced our quarterly dividend by 90% in light of economic conditions. As a result, we paid one quarterly cash dividend of $0.125 per common share and three quarterly dividends of $0.0125 per common share in 2009 which aggregated to $7.7. During 2008, four quarterly cash dividends of $0.125 per share were declared and paid totaling $23.8.

On January 27, 2011, our Board of Directors declared a quarterly cash dividend of $0.1250 per common share, payable on February 25, 2011 to stockholders of record as of February 10, 2011. This restores the dividend to the level it was in April 2009, prior to the dividend being reduced due to the economic uncertainty at the time.

Approximately $44.0 remained authorized under our stock buyback program as of December 31, 2010. We did not purchase any shares during 2010. On January 27, 2011 our Board of Directors approved a new stock buyback authorization in the amount of $150.0.

17. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREAS AND IDENTIFIABLE ASSETS

As discussed in Note 2, the former Building Block Chemicals segment is reported as discontinued operations for all periods presented. We now have four business segments: Coating Resins, Additive

Technologies, In Process Separation, and Engineered Materials. Coating Resins, Additive Technologies, and In Process Separation are managed under one executive leader, and are referred to collectively as Cytec Specialty Chemicals. Coating Resins includes the following product lines: radiation-cured resins (Radcure resins), powder coating resins, and liquid coating resins. Included in the liquid coating resins product line are waterborne resins, amino cross-linkers, solventborne resins, and urethane resins. Additive Technologies includes polymer additives, specialty additives, and polyurethanes. As of May 19, 2009, all polyurethanes assets had been divested. In Process Separation includes mining chemicals and phosphines. Engineered Materials principally includes advanced composites, carbon fiber, structural film and pressure sensitive adhesives, and formulated resins.

The accounting policies of the reportable segments are the same as those described in Note 1. All intersegment sales prices are cost based. We evaluate the performance of our operating segments primarily based on earnings from operations of the respective segment. As described in Note 4, restructuring costs and impairment charges related to unprofitable sites are not charged to our operating segments consistent with management's view of its businesses.

Following is selected information in relation to our continuing operations for the periods indicated as revised for all periods presented in accordance with our new business segment structure:

	Coating Resins	Additive Technologies	In Process Separation	Engineered Materials	Total Segments
2010					
Net sales to external customers	$1,422.6	$259.4	$292.2	$774.1	$2,748.3
Intersegment net sales	0.0	1.1	0.0	0.0	1.1
Total net sales	1,422.6	260.5	292.2	774.1	2,749.4
Earnings from operations	68.2	36.9	55.2	115.6	275.9
Percentage of sales	4.8%	14.2%	18.9%	14.9%	10.0%
Total assets	1,581.6	184.7	308.0	918.4	2,992.7
Capital expenditures	35.9	9.1	9.7	57.4	112.1
Depreciation and amortization	76.6	9.1	13.2	22.1	121.0
2009					
Net sales to external customers	$1,206.9	$239.1	$265.8	$717.5	$2,429.3
Intersegment net sales	0.0	0.8	0.0	0.0	0.8
Total net sales	1,206.9	239.9	265.8	717.5	2,430.1
(Loss)/earnings from operations	(3.2)	11.0	34.6	96.3	138.7
Percentage of sales	-0.3%	4.6%	13.0%	13.4%	5.7%
Total assets	1,647.2	205.7	307.3	833.1	2,993.3
Capital expenditures	27.5	3.0	8.8	128.7	168.0
Depreciation and amortization	110.8	10.7	12.9	20.8	155.2
2008					
Net sales to external customers	$1,652.0	$310.5	$298.4	$867.3	$3,128.2
Intersegment net sales	0.0	1.6	0.0	0.0	1.6
Total net sales	1,652.0	312.1	298.4	867.3	3,129.8
(Loss)/earnings from operations	(340.2)	17.9	51.5	163.2	(107.6)
Percentage of sales	-20.6%	5.7%	17.3%	18.8%	-3.4%
Total assets	1,844.7	245.3	327.4	815.7	3,233.1
Capital expenditures	64.3	8.4	8.8	94.0	175.5
Depreciation and amortization	92.8	10.1	15.5	19.6	138.0

The following table provides a reconciliation of selected segment information to corresponding amounts contained in our consolidated financial statements:

	2010	2009	2008
Net sales:			
Net sales from segments	$2,749.4	$2,430.1	$3,129.8
Elimination of intersegment revenue	(1.1)	(0.8)	(1.6)
Total consolidated net sales	$2,748.3	$2,429.3	$3,128.2
Earnings from operations:			
Earnings/(loss) from segments[1]	$ 275.9	$ 138.7	$ (107.6)
Corporate unallocated[2]	(42.0)	(123.2)	(24.8)
Total consolidated earnings/(loss) from operations	$ 233.9	$ 15.5	$ (132.4)
Total assets:			
Assets from segments	$2,992.7	$2,993.3	$3,233.1
Other assets[3]	681.2	566.1	406.9
Total consolidated assets	$3,673.9	$3,559.4	$3,640.0

(1) 2008 includes a pre-tax charge of $5.6 for incremental accelerated depreciation in relation to the decision to exit Radcure manufacturing at a leased facility in Pampa, Texas. 2008 also includes a pre-tax goodwill impairment charge of $385.0.

(2) 2010 includes a net pre-tax charge of $3.2 for various restructuring initiatives including consolidation and a closure of manufacturing operations in Europe. Also includes a pre-tax charge of $5.5 related to the exit of certain phosphorus derivative products at our Mt. Pleasant, TN facility. 2009 includes a pre-tax charge of $90.2 for various manufacturing and organizational restructuring initiatives across the Specialty Chemical segments and Engineered Materials segment and within corporate operations as well as restructuring charges related to the shared services initiative. 2009 also includes a net loss of $1.4 related to the exit of the polyurethane product line in Europe and Asia. 2008 includes a net restructuring charge of $14.9 for additional restructuring costs primarily associated with various organizational *restructuring initiatives across the Specialty Chemicals* segments.

(3) At December 31, 2010, 2009 and 2008, this includes cash and cash equivalents at of $383.3, $261.7 and $55.3, respectively, and assets held for sale related to our former Building Block Chemicals segment of $164.4, $154.3, and $159.3, *respectively*.

Operations by Geographic Areas: Net sales to unaffiliated customers presented below are based upon the sales destination, which is consistent with how we manage our businesses. U.S. exports included in net sales are based upon the sales destination and represent direct sales of U.S.-based entities to unaffiliated customers outside of the United States. Identifiable assets are those assets used *in our operations in each geographic area.*

Unallocated assets are primarily cash and cash equivalents, miscellaneous receivables, construction in progress, deferred taxes and the fair values of derivatives.

	2010	2009	2008
Net Sales			
United States	$ 877.8	$ 794.1	$ 969.5
Other Americas	242.1	212.8	287.9
Asia / Pacific	545.9	449.6	495.9
Europe, Middle East and Africa	1,082.5	972.8	1,374.9
Total	$2,748.3	$2,429.3	$3,128.2
U.S. exports included in net sales above			
Other Americas	$ 86.4	$ 75.6	$ 109.1
Asia / Pacific	78.0	58.4	73.2
Europe, Middle East and Africa	75.1	71.1	88.8
Total	$ 239.5	$ 205.1	$ 271.1
Identifiable assets			
United States	$1,158.8	$1,155.6	$1,342.6
Other Americas	156.6	159.2	167.6
Asia / Pacific	266.5	241.5	286.8
Europe, Middle East and Africa	993.8	1,078.3	1,225.7
Total Identifiable Assets	2,575.7	2,634.6	3,022.7
Equity in net assets of and advances to associated companies	19.7	21.5	22.1
Unallocated assets[1]	1,078.5	903.3	595.2
Total assets	$3,673.9	$3,559.4	$3,640.0

(1) At December 31, 2010, 2009 and 2008, this includes cash and cash equivalents at of $383.3, $261.7 and $55.3, respectively, and assets held for sale related to our former Building Block Chemicals segment of $164.4, $154.3, and $159.3, *respectively*.

18. RISKS AND UNCERTAINTIES

Our revenues are largely dependent on the continued operation of our various manufacturing facilities. There are many risks involved in operating chemical manufacturing plants, including the breakdown, failure or substandard performance of equipment, operating errors, natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies and potential terrorist attacks. Our operations can be adversely affected by raw material shortages, labor force shortages or work stoppages and events *impeding or increasing the cost of transporting our* raw materials and finished products. The occurrence of material operational problems, including but not limited to the above events, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility. With respect to certain facilities, such events could have a material effect on our company as a whole.

Our operations are also subject to various hazards incident to the production of industrial chemicals. These include the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence at one of our locations may result in Cytec being named as a defendant in lawsuits asserting potentially large claims.

We perform ongoing credit evaluations of our customers' financial condition including an assessment of the impact, if any, of prevailing economic conditions. We generally do not require collateral from our customers. We are exposed to credit losses in the event of nonperformance by counterparties on derivative instruments. The counterparties to these transactions are major financial institutions, which may be adversely affected by events in the global credit markets. However, we consider the risk of default to be minimal. We typically do not require collateral or other security to support potential credit risk.

International operations are subject to various risks which may or may not be present in U.S. operations. These risks include political instability, the possibility of expropriation, restrictions on royalties, dividends and remittances, instabilities of currencies, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. Currency fluctuations between the USD and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses, which may be material. While we do not currently believe that we are likely to suffer a material adverse effect on our results of operations in connection with our existing international operations, any of these events could have an adverse effect on our international operations in the future by reducing the demand for our products, affecting the prices at which we can sell our products or otherwise having an adverse effect on our operating performance.

19. SUBSEQUENT EVENTS

On January 28, 2011, we entered into an Asset Purchase Agreement (the "Agreement") with Television Acquisition Corp., an affiliate of HIG Capital, LLC (the "Purchaser"). Pursuant to the terms of the Agreement, we have agreed to sell to the Purchaser substantially all of the assets and certain liabilities of our Building Block Chemicals business (the "Business") for a total consideration of $180.0, including cash consideration of $165.0 at closing and a promissory note for $15.0. The assets to be sold to the Purchaser include our Fortier plant located in Westwego, Louisiana, personal property, inventory, accounts receivable, contract rights and certain other assets that are used in or relate to the Business, all as further specified in the Agreement.

Liabilities to be assumed by the Purchaser include accounts payable, contract liabilities, and certain environmental and product liabilities, and certain other liabilities that relate to the Business and are as specified in the Agreement. Certain liabilities relating to the Business will be retained by us, including certain environmental, pension and post-retirement healthcare liabilities. The transaction is subject to a post-closing adjustment based on the amount of Target Net Working Capital and Closing Inventory Amount (each as defined in the Agreement) on the closing date in accordance with the Agreement. We expect to record a gain on the sale of the Building Block Chemicals business when the transaction closes.

The Agreement contains customary representations, warranties, covenants and indemnification obligations of the parties thereto as set forth therein. In addition, we agree that we will not, and will not cause or permit our affiliates to, compete with the Business (with certain exceptions) for a period of five years after the closing date, under the terms specified in the Agreement.

The consummation of the transaction is subject to customary closing conditions, and the Agreement contains certain termination rights, including the right of either party to terminate the Agreement if the closing has not occurred before March 31, 2011.

In connection with the transaction, we and the Purchaser have agreed to enter into long term agreements for the supply of melamine and acrylonitrile by the Purchaser to us.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cytec Industries Inc.:

We have audited the accompanying consolidated balance sheets of Cytec Industries Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule, "Schedule II – Valuation and Qualifying Accounts." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company, in 2009, changed its method of accounting for fair value measurements for non-financial assets and non-financial liabilities, and in 2008, changed its methods of accounting for the measurement date of pension and other postretirement plan benefits and for fair value measurements for financial assets and financial liabilities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Short Hills, New Jersey
February 24, 2011

The Board of Directors and Stockholders
Cytec Industries Inc.:

We have audited Cytec Industries Inc. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cytec Industries Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Short Hills, New Jersey
February 24, 2011

QUARTERLY DATA (UNAUDITED)

(Dollars in millions, except per share amounts)	1Q	2Q	3Q	4Q	Year
2010					
Net sales	$646.5	$702.1	$700.1	$699.6	$2,748.3
Gross profit[1]	157.8	190.0	167.1	159.5	674.3
Net earnings attributable to Cytec Industries Inc.	24.8	61.8	37.7	48.0	172.3
Earnings per common share attributable to Cytec Industries Inc.:					
Basic net earnings per share[2]	$ 0.51	$ 1.26	$ 0.76	$ 0.97	$ 3.49
Diluted net earnings per share[2]	$ 0.50	$ 1.24	$ 0.75	$ 0.95	$ 3.46
2009					
Net sales	$545.1	$594.5	$641.6	$648.1	$2,429.3
Gross profit[1]	108.5	79.2	127.4	138.9	454.0
Net (loss)/earnings attributable to Cytec Industries Inc.	(0.1)	(24.7)	12.5	9.8	(2.5)
(Loss)/earnings per common share attributable to Cytec Industries Inc.:					
Basic net (loss)/earnings per share[2]	$ 0.00	$ (0.52)	$ 0.26	$ 0.20	$ (0.05)
Diluted net (loss)/earnings per share[2]	$ 0.00	$ (0.52)	$ 0.26	$ 0.20	$ (0.05)

In the fourth quarter of 2010, we committed to a plan to sell our assets and liabilities of our Building Block Chemicals segment. Beginning in the fourth quarter of 2010, the results of operations of the Building Block Chemicals business are reported as discontinued operations. All previously reported financial information has been revised to conform to the current presentation.

(1) Gross profit is derived by subtracting manufacturing cost of sales from net sales.

(2) The sum of the quarters may not equal the full year basic and diluted earnings per share since each period is calculated separately.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

An evaluation was carried out by our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), as of December 31, 2010. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our internal control over financial reporting was carried out. Management's evaluation was based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting as of December 31, 2010, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this report.

Changes in Internal Control

There were no changes in internal controls during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not applicable.

PART III

Item 10.
DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below is certain information concerning our executive officers as of February 15, 2011. Each such person serves at the pleasure of our Board of Directors.

Name	Age	Positions
S. D. Fleming	52	Mr. Fleming was elected Chairman of the Board, President and Chief Executive Officer effective January 1, 2009. He previously served as President and Chief Operating Officer since June 27, 2008. Prior thereto, he was President of Cytec Specialty Chemicals since October 2005 and was elected as an officer in September 2004. Mr. Fleming previously served as President of Cytec Performance Specialties, Vice President, Phosphine and Mining Chemicals and other executive positions in our specialty chemicals businesses for more than three years.
D. M. Drillock	53	Mr. Drillock was elected Vice President and Chief Financial Officer in May, 2007. He previously served as Vice President, Controller and Investor Relations for more than five years.
W. N. Avrin	55	Mr. Avrin is President, Building Block Chemicals, and Vice President, Corporate and Business Development and has held this position for more than five years.
R. Smith	52	Mr. Smith is Vice President, General Counsel and Secretary, and has held this position for more than five years.
T. P. Wozniak	57	Mr. Wozniak is Treasurer of Cytec and has held this position for more than five years.
F. Aranzana	52	Mr. Aranzana is President of Cytec Specialty Chemicals and an officer since June 2008. Before joining Cytec as part of the UCB acquisition in 2005, he served as Vice President with UCB.
R. Charles	53	Ms. Charles was elected Vice President of Human Resources in March, 2008. Previously, she served as Chief Human Resources Officer of E.I. DuPont Electronic and Communications Technologies Platform, Director of Global People Managing Processes and Director of Global Human Resources, DuPont Nylon since 1998.
W. G. Wood	49	Mr. Wood was elected President of Cytec Engineered Materials in October 2009, and has been an officer since April 2010. He previously served as Business Vice President since 2007 and as Vice President and General Manager – Americas and Asia Pacific since 2002.

We have a specific Code of Ethics which is applicable to our chief executive officer, our chief financial officer, our chief accounting officer and our controller. This code sets forth certain of our expectations, including that the officers will act with honesty and integrity, will avoid actual and apparent conflicts of interest, will comply with all applicable laws, will disclose information that is complete and understandable and will act in good faith and responsibly. The Code also requires the prompt reporting of violations to the Chair of the Audit Committee. A current copy of the Code is available on our website accessible at www.Cytec.com. We will disclose information regarding any amendment to the Code or any waiver from any of its provisions on the same website. There have never been any waivers granted regarding our Code.

The remainder of the information required by this Item is incorporated by reference from the "Election of Directors" section of our definitive Proxy Statement for our 2011 Annual Meeting of Common Stockholders, to be held on April 21, 2011.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the "Summary Compensation Table," the "Grants of Plan-Based Awards," the "Outstanding Equity Awards at Fiscal Year-End," the "Option Exercises and Stock Vested," the "Pension Benefits," the "Nonqualified Deferred Compensation," the "Director Compensation Tables," the "Compensation Discussion and Analysis," and the "Potential Payments Upon Termination or Change-In-Control" sections of our definitive Proxy Statement for our 2011 Annual Meeting of Common Stockholders to be held on April 21, 2011.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 403 of Regulation S-K will be included under the caption "Cytec Stock Ownership by Directors and Officers" in the 2011 Proxy Statement, and that information is incorporated by reference.

Equity Compensation Plan Information

The table below sets forth, as of December 31, 2010, the number of shares of the Company's Common Stock issuable upon the exercise of outstanding options, warrants and rights and their weighted average exercise price.

Actual at December 31, 2010

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Equity compensation plans approved by stockholders	2,018,206(1)	$40.76	1,881,794(1)
Equity compensation plans not approved by stockholders	0	0	0

(1) The number of securities to be issued upon exercise of outstanding stock-settled SARs cannot be determined precisely because it depends on the relative price of a share of Cytec's stock to the grant price of the stock-settled SAR on the date such SAR is exercised. At December 31, 2010, there were 411,000 stock-settled SARs outstanding and we estimate that no stock-settled SARS will be exercised based on the closing price on December 31, 2010. This estimate also affects the number of shares remaining available for future issuance.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference from the "Certain Relationships and Related Transactions" section of our definitive Proxy Statement for our 2011 Annual Meeting of Common Stockholders to be held on April 21, 2011.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the "Fees Paid to the Auditors" section of our definitive Proxy Statement for our 2011 Annual Meeting of Common Stockholders to be held on April 21, 2011.

PART IV

Item 15.
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) List of Financial Statements:

Cytec Industries Inc. and Subsidiaries Consolidated Financial Statements (Refer to Item 8):

Consolidated Balance Sheets as of December 31, 2010, and 2009

Consolidated Statements of Income for the Years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Cash Flows for the Years ended December 31, 2010, 2009, and 2008

Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) Cytec Industries Inc. and Subsidiaries Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

Schedules, other than "Schedule II – Valuation and Qualifying Accounts," are omitted because of the absence of the conditions under which they are required or because the information called for are included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

Exhibit No.	Description
3.1(a)	Certificate of Incorporation (incorporated by reference to exhibit 3.1(a) to Cytec's quarterly report on Form 10-Q for the quarter ended September 30, 1996).
3.1(b)	Certificate of Amendment to Certificate of Incorporation dated May 13, 1997 (incorporated by reference to exhibit 3.1(a) to Cytec's quarterly report on Form 10-Q for the quarter ended June 30, 1997).
3.1(c)	Conformed copy of Cytec's certificate of incorporation, as amended (incorporated by reference to exhibit 3(c) to Cytec's registration statement on Form S-8, registration number 333-45577).
3.2	By-laws, as amended through December 10, 2009 (incorporated by reference to Exhibit 3.1 to Cytec's current report on Form 8-K, dated December 11, 2009).
4.1	Form of Common Stock Certificate (incorporated by reference to exhibit 4.1 to Cytec's registration statement on Form 10).
4.2(a)	Indenture, dated as of March 15, 1998 between Cytec and PNC Bank, *National Association as Trustee* (incorporated by reference to Exhibit 4.1 of Cytec's current report on Form 8-K, dated March 18, 1998).
4.2(b)	Supplemental Indenture, dated as of May 11, 1998 between Cytec and PNC Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Cytec's quarterly report on Form 10-Q for the quarter ended March 31, 1998).
4.2(c)	Second Supplemental Indenture, dates as of July 6, 2009, between Cytec and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.2 to Cytec's current report on Form 8-K dated July 6, 2009).
4.3	4.60% Senior Note due 2013 (incorporated by reference to Exhibit 4.2 to Cytec's quarterly report on Form 10-Q for the quarter ended June 30, 2003).
4.4	5.500% Senior Note due 2010 (incorporated by reference to Exhibit 4.1 to Cytec's current report on Form 8-K, dated October 4, 2005).
4.5	6.00% Senior Note due 2015 (incorporated by reference to Exhibit 4.2 to Cytec's current report on Form 8-K, dated October 4, 2005).
4.6	8.95% Senior Note due 2017 (incorporated by reference to Exhibit 4.1 to Cytec's current report on Form 8-K dated July 6, 2009).
10.1	Amended and Restated Five Year Credit Agreement dated as of June 7, 2007, among Cytec, the banks named therein and Citigroup Global Markets, Inc., as lead arranger and book manager ("Credit Agreement") (incorporated by reference to exhibit 10.1 to Cytec's current report on Form 8-K dated June 7, 2007).
10.1(a)	Amendment Number 1 to Credit Agreement (incorporated by reference to Exhibit 10.1 to Cytec's current report on Form 8-K dated May 15, 2009).

Exhibit No.	Description
10.2	Executive Compensation Plans and Arrangements (incorporated by reference to exhibit 10.12 to Cytec's annual report on Form 10-K for the year ended December 31, 2003).
10.2(a)	1993 Stock Award and Incentive Plan, as amended through April 17, 2008 (incorporated by reference to Exhibit A to Cytec's proxy statement dated March 11, 2008 as filed on Schedule 14A).
10.2(b)(i)	Form of Stock Option Grant Letter used for grants to executive officers from January 1, 2009 to December 31, 2009.
10.2(b)(ii)	Form of Stock Option Grant Letter used for grants to executives officers residing in Belgium from January 1, 2009 to December 31, 2009.
10.2(c)	Form of Performance Cash Award Grant Letter used for grants to executive officers from January 26, 2011.
10.2(d)(i)	Form of Stock Option Grant Letter used for grants to officers from January 21, 2002 through January 19, 2004 (incorporated by reference to Exhibit 10.12(d)(ii) to Cytec's annual report on Form 10-K for the year ended December 31, 2001).
10.2(d)(ii)	Form of Stock Option Grant Letter used for grants to officers from January 21, 2004 through February 8, 2006 (incorporated by reference to exhibit 10.12 to Cytec's annual report on Form 10-K for the year ended December 31, 2003).
10.2(d)(iii)	Form of common stock settled Stock Appreciation Rights ("SARs") Award letter used for grants to officers from February 9, 2006 through December 31, 2008 (incorporated by reference to Exhibit 10.2(d)(v) to Cytec's annual report on Form 10-K for the year ended December 31, 2005).
10.2(d)(iv)	Form of Performance Cash Award letter used for grants to officers from February 9, 2006 (incorporated by reference to exhibit 10.2(d)(vi) to Cytec's annual report on Form 10-K for the year ended December 31, 2006).
10.2(d)(v)	Form of Performance Stock Award Letter used for grants to officers from January 29, 2008 (incorporated by reference to exhibit 10.2(d)(vii) to Cytec's annual report on Form 10-K for the year ended December 31, 2007).
10.2(d)(vi)	Form of Restricted Stock Award letter used for grants to directors from May 2007 (incorporated by reference to exhibit 10.2(d)(viii) to Cytec's quarterly report on Form 10-Q for the quarter ended March 31, 2008).
10.2(d)(vii)	Form of Performance Cash Award letter, as amended, used for grants to officers from January 27, 2010 (incorporated by reference to exhibit 10.2(d)(ix) to Cytec's annual report on Form 10-K for the year ended December 31, 2009).
10.2(d)(viii)	Form of Restricted Stock Unit Award letter used for grants to executive officers from January 27, 2010 (incorporated by reference to Exhibit 10.1 to Cytec's current report on Form 8-K dated February 2, 2010).
10.2(d)(ix)	Form of Restricted Stock Award letter (no deferral) used for grants to directors from April 2009 (incorporated by reference to Exhibit 10.2(d)(xi) to Cytec's quarterly report on Form 10-Q for the quarter ended March 31, 2009).
10.2(d)(x)	Form of Restricted Stock Award letter (with deferral) used for grants to directors from April 2009 (incorporated by reference to Exhibit 10.2(d)(xii) to Cytec's quarterly report on Form 10-Q for the quarter ended March 31, 2009).
10.2(d)(xi)	Form of Stock Option Grant letter used for grants to executive officers from January 27, 2010 (incorporated by reference to Exhibit 10.2 to Cytec's current report on Form 8-K dated February 2, 2010).
10.2(d)(xii)	Form of Stock Option Grant letter used for grants from January 27, 2010 to executive officers residing in Belgium (incorporated by reference to exhibit 10.2(d)(xiv) to Cytec's annual report on Form 10-K for the year ended December 31, 2009).
10.2(d)(xiii)	Form of 2010 Executive Claw Back Acknowledgement (incorporated by reference to exhibit 10.2(d)(xv) to Cytec's annual report on Form 10-K for the year ended December 31, 2009).
10.2(e)	Rule No. 2, as amended through January 27, 1997, under 1993 Stock Award and Incentive Plan (incorporated by reference to exhibit 10.13(e) to Cytec's annual report on Form 10-K for the year ended December 31, 1996).

Exhibit No.	Description
10.2(f)	Executive Income Continuity Plan, as amended and restated October 15, 2009 (incorporated by reference to Exhibit 10.2(f) to Cytec's quarterly report on Form 10-Q for the quarter ended September 30, 2009).
10.2(g)	Key Manager Income Continuity Plan, as amended and restated June 29, 2010 (incorporated by reference to Exhibit 10.2(g) to Cytec's quarterly report on Form 10-Q for the quarter ended June 30, 2010).
10.2(h)	Employee Income Continuity Plan, as amended and restated December 15, 2008 (incorporated by reference to exhibit 10.2(h) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(i)	Cytec Excess Retirement Benefit Plan, as amended and restated effective January 1, 2009 (incorporated by reference to exhibit 10.2(i) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(j)	Cytec Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2009 (incorporated by reference to exhibit 10.2(j) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(k)	Cytec Executive Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2009 (incorporated by reference to exhibit 10.2(k) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(l)	Cytec Compensation Taxation Equalization Plan, as restated effective January 1, 2009 (incorporated by reference to exhibit 10.2(l) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(m)	Cytec Supplemental Savings Plan, as amended and restated effective October 21, 2010 (incorporated by reference to exhibit 10.2(m) to Cytec's quarterly report on Form 10-Q for the quarter ended September 30, 2010).
10.2(n)	Amended and Restated Trust Agreement effective as of December 15, 1994 between the Cytec and Vanguard Fiduciary Trust Company, as successor trustee (incorporated by reference to exhibit 10.12(p) to Cytec's annual report on Form 10-K for the year ended December 31, 1999).
10.2(o)	Deferred Compensation Plan, as amended and restated December 15, 2008 (incorporated by reference to exhibit 10.2(o) to Cytec's annual report on Form 10-K for the year ended December 31, 2008).
10.2(p)	Rule No. 4 under 1993 Stock Award and Incentive Plan as amended (incorporated by reference to Exhibit 10.2(p) to Cytec's annual report on Form 10-K for the year ended December 31, 2005).
10.2(q)	Relocation Agreement for Shane Fleming dated December 11, 2005 (incorporated by reference to Exhibit 10.3 to Cytec's annual report on Form 10-K for the year ended December 31, 2005).
10.2(r)	Amended Restricted Stock Award Agreement between the Registrant and M. R. Charles dated April 1, 2009 (incorporated by reference to Exhibit 10.2(r) to Cytec's quarterly report on Form 10-Q for the quarter ended March 31, 2009).
10.2(s)	Employment Agreement between a subsidiary of the Registrant and Frank Aranzana dated as of July 1, 2008 (incorporated by reference to exhibit 10.2(w) to Cytec's annual report on Form 10-K for the year ended December 31, 2009).
10.2(t)	AXA Supplemental Plan dated as of March 1, 2008 (incorporated by reference to exhibit 10.2(x) to Cytec's annual report on Form 10-K for the year ended December 31, 2009).
10.2(u)	Allianz Supplemental Group Insurance for Belgian Employee Graded G20 and above.
12	Computation of Ratio of Earnings to Fixed Charges.
21	Subsidiaries of the Company.
23	Consent of KPMG LLP.
24(a-i)	Powers of Attorney of C.A. Davis, A.G. Fernandes, L. L. Hoynes, Jr., B. C. Johnson, C.P. Lowe, W. P. Powell, T.W. Rabaut, J.R. Satrum, and R. P. Sharpe.
31.1	Certification of Shane Fleming, Chief Executive Officer pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of David M. Drillock, Chief Financial Officer pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
32.1	Certification of Shane Fleming, Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of David M. Drillock, Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. PRE	XBRL Taxonomy Presentation Linkbase Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. LAB	XBRL Taxonomy Label Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition LInkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

CYTEC INDUSTRIES INC.
(Registrant)

DATE: February 24, 2011

By: /s/ Shane Fleming
Shane Fleming
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

DATE: February 24, 2011

/s/ Shane Fleming
Shane Fleming
Chairman, President and Chief Executive Officer

DATE: February 24, 2011

/s/ David M. Drillock
D. M. Drillock, Vice President,
Chief Financial and Accounting Officer

*
C.A. Davis, Director

*
A.G. Fernandes, Director

*
L. L. Hoynes, Jr., Director

*
C. P. Lowe, Director

*
B. C. Johnson, Director

*
W. P. Powell, Director

*
T.W. Rabaut, Director

*
J. R. Satrum, Director

*
R. P. Sharpe, Director

*By: /s/ R. Smith
Attorney-in-Fact

DATE: February 24, 2011

EXHIBIT 31.1 CERTIFICATIONS

I, Shane Fleming, certify that:

1. I have reviewed this annual report on Form 10-K of Cytec Industries Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ Shane Fleming

Shane Fleming

Chairman, President and
Chief Executive Officer

February 24, 2011

EXHIBIT 31.2
CERTIFICATIONS

I, David M. Drillock, certify that:

1. I have reviewed this annual report on Form 10-K of Cytec Industries Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ David M. Drillock

David M. Drillock

Vice President and Chief Financial Officer

February 24, 2011

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2010, 2009 and 2008 (in millions)

Description	Balance 12/31/2009	Additions or (deductions) charged or (credited) to expenses	Other additions or (deductions)	Balance 12/31/2010
Reserves deducted from related assets:				
Doubtful accounts receivable – continuing operations	$ 5.8	$ 0.0	$(1.6)[1]	$ 4.2
Doubtful accounts receivable – discontinued operations	$ 0.8	$ 0.0	$(0.8)	$ 0.0
Deferred tax asset valuation allowance	$ 39.7	$(17.0)	$ –	$ 22.7
Environmental accruals	$105.4	$ 7.2	$(8.0)[2]	$104.6

1 Principally bad debts written off partially offset by currency exchange.

2 Comprised of environmental remediation spending of $5.9 and currency exchange of $2.1.

Description	Balance 12/31/2008	Additions or (deductions) charged or (credited) to expenses	Other additions or (deductions)	Balance 12/31/2009
Reserves deducted from related assets:				
Doubtful accounts receivable – continuing operations	$ 5.9	$0.0	$(0.1)[1]	$ 5.8
Doubtful accounts receivable – discontinued operations	$ 0.3	$0.5	$ 0.0	$ 0.8
Deferred tax asset valuation allowance	$ 35.4	$4.3	$ –	$ 39.7
Environmental accruals	$101.1	$5.7	$(1.4)[2]	$105.4

1 Principally bad debts written off partially offset by currency exchange.

2 Comprised of environmental remediation spending of $4.8, currency exchange of $1.6, and a reclassification of environmental related restructuring accrual of $1.8 to environmental accruals.

Description	Balance 12/31/2007	Additions or (deductions) charged or (credited) to expenses	Other additions or (deductions)	Balance 12/31/2008
Reserves deducted from related assets:				
Doubtful accounts receivable – continuing operations	$ 4.2	$2.4	$ (0.7)[1]	$ 5.9
Doubtful accounts receivable – discontinued operations	$ 0.3	$0.0	$ 0.0	$ 0.3
Deferred tax asset valuation allowance	$ 33.5	$2.1	$ (0.2)	$ 35.4
Environmental accruals	$109.7	$4.4	$(13.0)[2]	$101.1

1 Principally bad debts written off and currency exchange.

2 Environmental remediation spending of $10.2 and favorable currency exchange of $2.8.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Leadership

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Shane D. Fleming
Chairman of the Board,
President, and Chief Executive Officer

Chris A. Davis [1]
General Partner, Forstmann Little & Co.,
Director, Rockwell Collins, Inc.

Anthony G. Fernandes [2,4]
Cytec Lead Director
Retired Chairman, Chief Executive Officer, and President,
Philip Services Corporation; Director, ABM Industries Inc.,
Baker Hughes Corporation, and Black and Veatch

Louis L. Hoynes, Jr. [2,4]
Retired Executive Vice President and General Counsel, Wyeth

Barry C. Johnson, Ph.D. [4,5]
Retired Dean, College of Engineering, Villanova University;
Director, Rockwell Automation, Inc. and IDEXX Laboratories, Inc.

Carol P. Lowe [1,3]
Vice President of Carlisle Companies Incorporated, and through
March 31, 2011, President of Trail King Industries, Inc., a recently
divested subsidiary of Carlisle.

William P. Powell [1,4]
Founder, 535 Partners LLC, a family office;
Director, CONSOL Energy Inc.

Thomas Rabaut [2]
Senior Adviser, Carlyle Group, Retired President, Land
and Armaments
Operating Group, BAE Systems; Director, Kaman Corp.

Jerry R. Satrum [1,2]
Retired Chief Executive Officer, Georgia Gulf Corporation

Raymond P. Sharpe [3,5]
President and Chief Executive Officer, Isola Group

[1] Audit Committee
[2] Compensation and Management Development Committee
[3] Environmental, Health, and Safety Committee
[4] Governance Committee
[5] Technology Committee

CORPORATE OFFICERS

Shane D. Fleming
Chairman of the Board,
President, and Chief Executive Officer

David M. Drillock
Vice President and Chief Financial Officer

Frank Aranzana
President, Cytec Specialty Chemicals

William N. Avrin
President, Building Block Chemicals and
Vice President, Corporate and Business
Development

M. Regina Charles
Vice President, Human Resources

Roy Smith
Vice President, General Counsel, and Secretary

William G. Wood
President, Cytec Engineered Materials

Thomas P. Wozniak
Treasurer

CORPORATE SUPPORT

Richard T. Ferguson
Vice President, Taxes

Jeffery P. Fitzgerald
Corporate Controller

Karen E. Koster
Vice President, Safety, Health & Environment

James Obermayer
Vice President, Information Technology

Corporate Information

STOCK EXCHANGE LISTING
Our common stock is traded on the New York Stock Exchange under the symbol CYT.

ANNUAL MEETING
The annual meeting of our stockholders will be held at 1:00 p.m. on April 21, 2011, at The Marriott at Glen Pointe, Teaneck, NJ 07666. Stockholders of record as of February 25, 2011, will be entitled to vote at this meeting.

STOCK TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
800-305-5912
Website: www.bnymellon.com/shareowner/isd

TRADEMARKS
All product names appearing in capital letters are registered trademarks of or trademarks licensed to Cytec Industries Inc. or its subsidiaries throughout the world.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

ANNUAL CERTIFICATIONS
The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed with the SEC and are included as Exhibits 31.1 and 31.2 to this annual report. Cytec also filed with the New York Stock Exchange in 2010 the annual certification of its Chief Executive Officer that he was not aware of any violation by the company of NYSE corporate governance listing standards.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS
Except for the historical information and discussions contained herein, statements contained in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Achieving the results described in these statements involves a number of risks, uncertainties, and other factors that could cause actual results to differ materially, as discussed in Cytec's filings with the Securities and Exchange Commission, and on page 1 of the attached Form 10-K.

INVESTOR INFORMATION
A copy of our annual report on Form 10-K is attached. Copies of our quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, are available without charge to stockholders upon request. Copies of exhibits attached to Forms 10-K and 10-Q will be made available at a charge. Requests should be made in writing to the Investor Relations Department at our corporate headquarters. For news releases, SEC filings, recent presentations or other information, please access the Company's website at www.cytec.com.

CORPORATE HEADQUARTERS
CYTEC INDUSTRIES INC.
Five Garret Mountain Plaza
Woodland Park, NJ 07424
973-357-3100

www.cytec.com

CYTEC

To learn more about Cytec's products, investor relations, employment opportunities, news releases, and other information, please visit our website.




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